Exhibit D
THE REPUBLIC OF TURKEY
This description of the Republic of Turkey is dated as of September 30, 2009 and appears as Exhibit D to the Republic of Turkey’s Annual Report on Form 18-K to the U.S. Securities and Exchange Commission for the fiscal year ended December 31, 2008.

FORWARD-LOOKING STATEMENTS
Turkey has made forward-looking statements in this prospectus supplement and the accompanying prospectus. Statements that are not historical facts are forward-looking statements. These statements are based on Turkey’s current plans, estimates, assumptions and projections. Therefore, you should not place undue reliance on them. Forward-looking statements speak only as of the date they are made. Turkey undertakes no obligation to update any of them in light of new information or future events.
Forward-looking statements involve inherent risks. Turkey cautions you that a number of factors could cause actual results to differ materially from those contained in any forward-looking statements. These factors include, but are not limited to:
•	External factors, such as:
o	interest rates in financial markets outside Turkey;

o	the impact of changes in the credit rating of Turkey;

o	the impact of changes in the international prices of commodities;

o	economic conditions in Turkey’s major export markets;

o	the decisions of international financial institutions regarding the terms of their financial arrangements with Turkey;

o	the impact of any delays or other adverse developments in Turkey’s accession to the European Union; and

o	the impact of adverse developments in the region where Turkey is located.
•	Internal factors, such as:
o	general economic and business conditions in Turkey;

o	present and future exchange rates of the Turkish currency;

o	foreign currency reserves;

o	the level of domestic debt;

o	domestic inflation;

o	the ability of Turkey to effect key economic reforms;

o	the level of foreign direct and portfolio investment; and

o	the level of Turkish domestic interest rates.

i

RECENT DEVELOPMENTS
The information included in this section supplements the information about the Republic contained in the Republic’s Annual Report for 2008 on Form 18-K filed with the SEC on September 30, 2009, as amended from time to time. To the extent the information in this section is inconsistent with the information contained in the Annual Report for 2008, as amended from time to time, the information in this section supersedes and replaces such information. Initially capitalized terms not defined in this section have the meanings ascribed to them in the Annual Report for 2008.
GENERAL
     In order to conduct negotiations on a possible new Stand-By Arrangement between the Republic and the International Monetary Fund (the “IMF”), an IMF mission visited the Republic from January 8-26, 2009. Since then, the discussions between the IMF and the Republic have been continuing with a view to reach an agreement on a new IMF-supported program.
     The Undersecretariat of the Turkish Treasury together with the World Bank launched the Country Partnership Strategy (“CPS”) of Turkey on February 28, 2008. The CPS covers the period between 2008 and 2011 and is designed to provide Turkey with financial and technical support. The CPS package, which envisages total financial support of $7.7 billion, consists of both investment and program loans. On June 19, 2008, it was announced that the Executive Board of the World Bank approved the Programmatic Public Sector Development Policy Loan-II (“PPDPL-II”) with a total funding of €255.4 million (approximately $400 million) under the CPS. On December 16, 2008, it was announced that the Executive Board of the World Bank approved the Competitiveness and Employment Developments Policy Loan-II (“CEDPL-II”) with a total funding of €342.8 million (approximately $500 million) under the CPS. On May 28, 2009, the Executive Board of the World Bank approved financing of $500 million from the International Bank for Reconstruction and Development for Turkey’s Private Sector Renewable Energy and Energy Efficiency Project along with a $100 million financing from the Clean Technology Fund for this Project. On June 11, 2009, the Executive Board of the World Bank approved the Programmatic Electricity Sector Development Policy Loan-I with a total funding of €548.4 million (approximately $800 million).
     On September 17, 2009, Standard & Poor’s revised the outlook for the Republic’s BB- foreign currency rating from negative to stable and on September 18, 2009, Moody’s revised the outlook for the Republic’s Ba3 foreign currency rating from stable to positive. The Republic’s foreign currency rating from Fitch Ratings is BB- with a stable outlook since May 10, 2007.
     The Turkish social security system has recorded an increasing deficit in recent years. The Social Security Institutions (“SSIs”) estimated deficit was 2.72% of GDP in 2008. SSIs realized a deficit of 2.85% of GDP in 2004, 2.88% of GDP in 2005, 2.46% of GDP in 2006 and 2.92% of GDP in 2007. The low premium collection rates and the increasing rate of health and insurance expenditures are the main factors for the increasing deficit of the social security system.
     On December 27, 2008, the Assembly approved the Central Government Budget Law for 2009 (Law No. 5828). According to Law No. 5828, total central government budget expenditure target is TL259.2 billion and total central government budget revenue target is TL248.76 billion for year 2009. The total central government budget deficit for year 2009 is envisaged to be approximately TL10.4 billion. Law No. 5828 was published in the Official Gazette on December 31, 2008 (No. 27097r)
     As of January 1, 2009, the prefix “new” was removed from the name of the currency of the Republic (New Turkish Lira) and the currency of the Republic will be referred to as Turkish Lira. The New Turkish Lira banknotes and coins together with the Turkish Lira banknotes and coins will be in circulation until the end of year 2009.
     Several claimants have filed claims against the Republic ranging in the amounts of $750 million to $19 billion before the International Center for the Settlement of Investment Disputes (“ICSID”) or under the United Nations Commission on International Trade Arbitration Rules (“UNCITRAL”) alleging either that (a) they have been harmed because the Savings Deposit Insurance Fund (“SDIF”) takeover of banks indirectly impaired their investments in companies affiliated with these banks or their shareholders, without adequate compensation or (b)

they have been indirectly harmed because the Republic cancelled certain contracts with companies in which they allege they held investments. The Republic believes that it has meritorious defenses to all of these claims. While the Republic does not believe that such proceedings will in aggregate have a material adverse impact on the Republic, the outcome of these arbitration proceedings is uncertain. Two of the claims against the Republic before ICSID and two of the claims before UNCITRAL have been dismissed.
     The decision of the Council of Ministers to reduce the withholding tax rate applied to income generated by Turkish residents on the sale and purchase of shares through banks and intermediary institutions from 10% to 0% was published in the Official Gazette on November 13, 2008 (No. 27053).
     On November 13, 2008, the Assembly approved a new law (Law No. 5811) that facilitates bringing certain assets, including gold, cash and securities, into the country and/or registering such assets. Law No. 5811 also transferred the authority to increase the limit of government guarantee for deposits in the banking system from SDIF to the Council of Ministers for two years. On June 17, 2009, the Assembly approved another law (Law No. 5917) that lengthens the duration of the application period to bring in the assets that were specified in Law No. 5811 to the country until the end of September 2009. Law No. 5917 was published in the Official Gazette on July 10, 2009 (No. 27284).
     The government has also taken measures to combat the national and global financial crisis, such as reducing private consumption tax for cable, wireless, and mobile services; increasing short-term employment benefits; giving motor vehicle tax exemption to cars more than 30 years old; and introducing tax incentives to the companies for certain investments in certain regions. These measures were published in the Official Gazette on February 28, 2009 (No. 27155).
     A stimulus package including a value added tax cut on certain houses and a private consumption tax cut for home appliances and certain types of automobiles was published in the Official Gazette on March 16, 2009 (Council of Minister’s Decision No. 2009/14802, published in Official Gazette No. 27171). Both tax reductions were initially effective until June 15, 2009 but extended until September 30, 2009 (Council of Minister’s Decision No. 2009/15081, published in Official Gazette No. 27260). A Council of Ministers decision (No. 14803) regarding the reduction of Resource Utilization Support Fund levied on consumer credits from 15% to 10% was also published in the same Official Gazette.
     A package including value added tax cuts levied on the sale of real estate, electronic, furniture and industrial machines has been published in the Official Gazette on March 29, 2009 (No. 27184). On April 14, 2009 the content of this package was extended to include, among others, automotive by-products, telephone equipment and certain types of furniture (No. 27200).
     On June 4, 2009, the Government announced a new stimulus package that includes investment incentives, certain measures to enhance employment and a new credit guarantee fund for small and medium sized enterprises. On June 18, 2009, Law No. 5909, which enables the Turkish Treasury to transfer up to TL1 billion resource to the “Credit Guarantee Fund,” was approved by the Assembly. Law No. 5909 was published in the Official Gazette on June 24, 2009 (No. 27268).
     On June 16, 2009, a Council of Ministers decision (No. 14803) regarding the foreign currency lending practices in Turkey was published in the Official Gazette (No. 27260). This new regulation aims to facilitate the foreign currency lending practices of the corporate sector in Turkey by easing restrictions on Turkish companies’ ability to obtain foreign currency loans.
     Currently, a new Commercial Code is being discussed in Parliament. Under the proposed Commercial Code, among other things, companies would be required to prepare financial statements in accordance with International Financial Reporting Standards.
     On April 13, 2009, Turkey announced its European Union (EU) Pre-Accession Economic Program for the 2009-2011 period. According to the program, Turkey’s economy is expected to have growth rates of (3.6)%, 3.3% and 4.5% in 2009, 2010 and 2011, respectively. The inflation targeting regime will be continued in compliance with the main objective of establishing price stability. The end-year inflation targets for the years 2009, 2010 and 2011 are set as 7.5%, 6.5% and 5.5%, respectively. The program forecasts unemployment rates of 13.5%, 13.9% and 13.9% in 2009, 2010 and 2011, respectively. The program also forecasts the current balance deficit of around USD 11 billion in 2009, USD 18.6 billion in 2010 and USD 26.4 billion in 2011.

     As of September 23, 2009, at least 21 people in Turkey have tested positive for the deadly H5N1 strain of the bird flu virus (12 of which have been confirmed by the World Health Organization (the “WHO”), including 4 children who died from the disease). The most recent human case of the H5N1 strain of the bird flu virus in Turkey was reported on January 30, 2006. On January 22, 2008, a new H5N1 case in poultry was reported in the northern Black Sea region.
     As of September 23, 2009, according to the WHO, there were 40 laboratory confirmed cases reported in Turkey of the H1N1 strain of the swine flu virus. The Ministry of Health has been in contact with WHO and other international health organizations since the outbreak of the infection and is taking precautions in accordance with WHO recommendations.
POLITICAL CONDITIONS
     The following table sets forth the composition of the Assembly by total number of seats as of September 23, 2009:

Political Party	Number of Seats
Justice and Development Party (AKP)	338
Republican People’s Party (CHP)	97
Nationalist Action Party (MHP)	69
Democratic Society Party (DTP)	21
Independents	10
Democratic Socialist Party (DSP)	8
Türkiye Party	1
Vacant	6	[1]
Total	550

Source: The Grand National Assembly of Turkey
     On July 25, 2008, the 13th Penal Court of Istanbul agreed to hear a case against 86 people (including two senior retired army officials, one political party leader and a number of journalists and non-governmental organization members) accused of, among other things, inciting an armed insurrection, aiding a terrorist group and plotting to overthrow the government. The first hearing was held on October 20, 2008 and the case is still under review by the 13th Penal Court of Istanbul. As of September 23, 2009, a total of 194 people (including army officers, policemen and journalists) have been investigated in relation to this case.
     The most recent local elections for municipalities were held on March 29, 2009. The Justice and Development Party (AKP) received 38.75% of the votes cast for the seats in city councils of the municipalities and was able to secure the mayoral position in 45 out of 81 cities. The Republican People’s Party (CHP) received 23.11% of the votes cast for the seats in city councils and won mayoral positions in 13 cities. The Nationalist Action Party (MHP) and the Democratic Society Party (DTP) received 16.05% and 5.69% of the votes, respectively. The next general election is expected to be held on July 2011.

[1]	The six vacant seats were held by five recently deceased members of the Assembly and President Gül who resigned from his parliamentary seat.

KEY ECONOMIC INDICATORS

	Q1	Q2	Q3	Q4	Annual
2008	7.2%	2.8%	1.0%	-6.5%	0.9%
2009	-14.3%	-7.0%
•	For the month of August 2009, CPI decreased by 0.30% and PPI increased by 0.42%.
•	The Republic’s CPI and PPI in August 2009 increased by 5.33% and decreased by 1.04%, respectively, compared to the same month of the previous year.
Inflation Path Consistent with the Year-End Inflation Target and the Uncertainty Band for 2009

	June	September	December
Uncertainty Band (Upper Limit)	10.80	10.50	9.50
Path Consistent with the Target	8.80	8.50	7.50
Uncertainty Band (Lower Limit)	6.80	6.50	5.50
•	On September 18, 2009, the Central Bank foreign exchange buying rate for U.S. dollars was TL1.4683 per U.S. dollar, compared to an exchange buying rate of TL1.2740 per U.S. dollar on September 18, 2008.
•	On September 23, 2009, the Government offered an interest rate of 9.04 % for the 18-month Government Bond, compared to an interest rate of 21.54% for the 19-month Government Bond on June 10, 2008.
•	The industrial production index decreased by 9.2% in July 2009 compared to July 2008 (year on year).
•	The following table indicates unemployment figures for 2009:

2009	Unemployment rate	Number of unemployed
January	15.5%	3,650,000
February	16.1%	3,802,000
March	15.8%	3,776,000
April	14.9%	3,618,000
May	13.6%	3,382,000
June	13.0%	3,269,000

Source: TURKSTAT
•	On July 7, 2009, it was announced that the wages of public sector workers would increase by 5.5% for the second half of 2009, by 3% retroactively for the first six months of 2009, by 2.5% for the first half of 2010 and another 2.5% for the second half of 2010.
•	According to the Medium Term Program that was unveiled on September 16, 2009, year end CPI is expected to be 5.9%, 5.3%, 4.9% and 4.8% for 2009, 2010, 2011 and 2012, respectively. The inflation target rates for years 2009, 2010 and 2011 are 7.5%, 6.5% and 5.5% respectively.
In its regular meeting held on September 17, 2009, the Monetary Policy Committee (“MPC”) decided to lower its short-term interest rates (policy rates) by 0.50% at the Central Bank Interbank Money Market and the Istanbul Stock Exchange Repo-Reverse Repo Market. As of September 23, 2009, the Central Bank overnight borrowing interest rate was 7.25%, and the Central Bank overnight lending interest rate was 9.75%.
TOURISM
•	From January to August 2009, the number of foreign visitors visiting the Republic increased by approximately 0.86% to approximately 18,694,028 foreign visitors, as compared to approximately 18,533,764 foreign visitors in the same period of 2008.
FOREIGN TRADE AND BALANCE OF PAYMENTS

     From January to July 2009, the trade balance (according to the balance of payments presentation) posted a deficit of $10.2 billion as compared to a deficit of $35.2 billion in the same period in 2008. Between January and July 2009, total goods imported (c.i.f.2), including gold imports, decreased by 40.4% to approximately $70.4 billion, as compared to approximately $118.2 billion during the same period of 2008. The decrease in exports was primarily due to the lack of domestic demand. From January to July 2009, capital goods, which are used in the production of physical capital, decreased by approximately 32.5% over the same period in 2008; intermediate goods, such as partly finished goods and raw materials, which are used in the production of other goods, decreased by approximately 44.7% over the same period in 2008 and consumption goods decreased by approximately 24.9% over the same period of 2008. Between January and July 2009, the current account (“CAD”) produced a deficit of approximately $6.6 billion, as compared to a deficit of approximately $31.8 billion in the same period of 2008.
     As of September 11, 2009, total gross international reserves of the Central Bank were approximately $74.3 billion (compared to $73.3 billion as of December 26, 2008), gold reserves were approximately $3.5 billion (compared to $3.27 billion as of December 26, 2008) and the Central Bank gross foreign exchange reserves were approximately $70.8 billion (compared to approximately $70.1 billion as of December 26, 2008).
     As of September 17 , 2009, the Central Bank held approximately TL1.73 billion in public sector deposits.
PUBLIC FINANCE AND BUDGET
•	In August 2009, the central government consolidated budget expenditures were approximately TL23.5 billion and central government consolidated budget revenues were approximately TL22.0 billion, compared to a central government consolidated budget expenditure of approximately YTL20.4 billion and a central government consolidated budget revenue of YTL26.4 billion during the same month of 2008.
•	In August 2009, the central government consolidated budget deficit was approximately TL1.5 billion, compared to a central government consolidated budget surplus of YTL6.0 billion during the same month of 2008.
•	In August 2009, the central government consolidated budget primary deficit reached approximately TL6.5 billion, compared to the central government consolidated budget primary surplus of YTL14.2 billion during the same month of 2008.
•	From January to August 2009, the central government consolidated budget expenditures were approximately TL171.7 billion and central government consolidated budget revenues were approximately TL140.4 billion, compared to a central government consolidated budget expenditure of approximately YTL142.2 billion and a consolidated budget revenue of YTL146.9 billion during the same period in 2008.
•	From January to August 2009, the central government consolidated budget deficit was approximately TL31.3 billion, compared to a central government consolidated budget surplus of YTL4.6 billion during the same period in 2008.
•	From January to August 2009, the central government consolidated budget primary surplus reached approximately TL9.2 billion, compared to the central government consolidated budget primary surplus of YTL40.9 billion during the same period in 2008.
     On December 29, 2008, the Republic announced its 2009 financing program. According to the 2009 financing program, the Republic expects to repay (including principal and interest) a total of approximately TL153.9 billion of debt in 2009, of which approximately TL135.1 billion constitutes domestic debt and approximately TL18.7 billion constitutes external debt. The total borrowing target for the Republic in 2009 is approximately TL117.4 billion, of which approximately TL105.1 billion would consist of domestic borrowing and approximately TL12.2 billion would consist of external borrowing. Other sources of funds in 2009 are expected to consist of primary surplus (which is targeted to yield TL28.5 billion on a cash basis), collections from guaranteed receivables (which are targeted to yield TL0.5 billion) and other sources including privatization revenues and revenues from the SDIF (which are targeted to yield TL7.5 billion).

[2]	c.i.f. means cost, insurance and freight; when a price is quoted c.i.f., it means that the selling price includes the cost of the goods, the freight or transport costs and also the cost of marine insurance. c.i.f. is an international commerce term.

     On June 25, 2009, the Assembly approved a new law (Law No. 5917) that enables, among other things, the Treasury to borrow up to five times the net borrowing limit for the year 2009. Law No. 5917 was published in the Official Gazette on July 10, 2009 (No. 27284).
     On September 16, 2009, a medium term program that covers the period between 2010 and 2012 was announced. Under this framework, medium term macroeconomic indicators (such as GDP growth rates, unemployment rates, current account deficit to GDP, central government budget deficit to GDP, etc.) targets were announced. With this program the Government announced that GDP is expected to contract 6% in 2009 and it is expected to grow 5% in 2012. The primary surplus to GDP ratio is expected to gradually increase to 1.0% by 2012. Also, the unemployment rate is expected to decline from 14.8% in 2009 to 13.3% in 2012.
PRIVATIZATION
     The Government’s plans for privatization include, among others, the remaining shares of Turk Telekom A.S. (“Turk Telekom”), Turk Hava Yollari A.O. (“Turkish Airlines”), sugar factories, electricity generators/distributors, Baskent Dogalgaz, bridges and ports, toll roads, Halkbank, Ziraat Bank and national lottery.
     On April 30, 2008, the last bidding date for the privatization of two electricity distribution companies, namely Meram Elektrik Dagitim A.S. and Aras Elektrik Dagitim A.S., was announced as July 15, 2008 and then postponed to September 15, 2008. The final negotiations for the Meram and Aras Elektrik Dagitim A.S. were held on September 25, 2008, and it was announced that Alsim-Alarko submitted the highest bid for Meram Elektrik Dagitim A.S. of $440 million and Kiler submitted the highest bid for Aras Elektrik Dagitim A.S. of $128.5 million. The last bidding date for the privatization of Coruh Elektrik Dagitim A.S., Osmangazi Elektrik Dagitim A.S. and Yesilirmak Elektrik Dagitim A.S. through block sale of 100% of the shares was announced as October 20, 2009. On April 28, 2009, it was announced that Council of State suspended the sale of Aras Elektrik Dagitim A.S. The privatization process of the remaining 12 electricity distribution companies is still pending.
     On October 9, 2007, the PHC’s decision on the privatization of Türkseker A.S. (Turkish Sugar Factories.) and the privatization of SUMERHALI (a carpet firm) was published in the Official Gazette (No. 26668). According to the PHC’s decision, Turkseker A.S will be privatized through a sale of assets. The PHC also decided that SUMERHALI will be privatized through a sale of its assets.
     On July 3, 2007, the PHC approved the transfer of operational rights of the Izmir Port (for a consideration of $1.275 billion) to Global-Hutchison-EİB joint venture and the related decision was published in the Official Gazette dated July 4, 2007 (No. 26572). However, on February 28, 2008, it was announced that the Council of State suspended the sale of Izmir Port. On October 13, 2008, it was announced that the Council of State rejected the bid by a trade union to cancel the privatization of Izmir Port. The Privatization Administration is waiting for Global-Hutchison-EİB to pay the tender amounts before it can transfer the operational rights of these ports.
     On July 16, 2008, the Privatization Administration announced the tender for selecting the advisor to the privatization of the power stations of Elektrik Uretim A.S. On September 25, 2009, it was announced that the consortium of Citigroup, Oyak Investment, Master Danismanlik and Socoin has been selected as the advisor for the privatization of Elektrik Uretim A.S.
     On August 19, 2008, it was announced that the Council of State has suspended the privatization of nine toll roads and two Bosphorus bridges, claiming that the existing legal framework does not allow for privatizations of these assets. On December 30, 2008, it was announced that the deadline for the completion of the privatization of nine toll roads and two Bosphorus bridges has been extended to December 31, 2010.
     On November 5, 2008, the Privatization Administration announced the tender for the privatization of the Turkish national lottery. The bidding deadline for this privatization was first announced as February 27, 2009 but then postponed to April 15, 2009. A total of 2 bids were received for this privatization. On May 5, 2009, it was announced that the privatization of the Turkish national lottery was cancelled.
     On November 25, 2008, the Privatization Administration announced the tender for the privatization of 51% of the shares of Cyprus Turkish Tobacco Processing Industry Ltd. The bidding deadline for this privatization was first announced as December 15, 2008, but the deadline was first postponed to February 27, 2009 and then to

July 24, 2009. A total of 2 bids were received for this privatization. It was announced that the final deal meeting would be held on July 30, 2009.
     On December 22, 2008, the Privatization Administration announced the tender for the privatization of 56.1% of the shares of Dogusan Boru Sanayi ve Ticaret A.S., a pipe production company. The bidding deadline for this privatization was February 26, 2009 but then postponed to August 13, 2009. However, the tender for 56.1% of the shares of Dogusan Boru Sanayi ve Ticaret A.S. was cancelled on August 14, 2009 due to a lack of bids.
BANKING SYSTEM
     As of April 29, 2009, there have not been any bank takeovers due to the ongoing global financial crisis. The most recent takeover occurred on July 3, 2003 and involved Imarbank. As of July 21, 2009, the SDIF had taken over 22 private banks since 1997.
     The SDIF is continuing its efforts to recover claims and sell off assets inherited from banks taken over by the SDIF. As of May 14, 2008, the SDIF had already signed protocols with 17 former owners of failed banks regarding the settlement of their debts to the SDIF. The SDIF has begun selling non-related party loans of failed banks through loan auctions and is also taking steps to dispose of its holdings of shares in companies and other assets taken over by the SDIF.
     On March 10, 2009 the SDIF announced that it was taking over 50 percent of the Caglar Group’s Bis Enerji company, a joint-stock company which produces electricity.
     On February 6, 2008, SDIF signed a supplementary protocol with Toprak Group. Under this protocol, SDIF discounted some of Toprak Group’s debt as Toprak Group made early repayment of $363 million to SDIF. On July 25, 2008, it was announced that Toprak Group had not fulfilled the requirements of the additional protocol signed on February 6, 2008 and that the process for the seizing of the 12 companies of Toprak Group was started. On August 8, 2009, it was announced that of the management of the 22 companies under Toprak Group was transferred to SDIF.
     On January 25, 2008, SDIF signed a protocol with Deniz A.S., the legal representative of EGS Group. Debt of EGS Bank A.S. is envisioned to be liquidated in 12 years. Under this protocol, the company’s assets will be sold after the market value of these assets has increased and/or the collection of revenues has increased as much as possible until sale of the company.
     On September 23, 2008, it was announced that SDIF and Çukurova Group is continuing discussion regarding the repayment of debts of Interbank to SDIF. According to the announcement, a broad agreement was reached and a total of $400 million is expected to be repaid by the Çukurova Group. On May 18, 2009, it was announced that SDIF and Cukurova Group reached a final agreement regarding the repayment of debts of Interbank (a total of $398 million) in installments to SDIF.
     On July 18, 2009, it was announced that SDIF had takenover 70 companies of Hayyam Garipoglu, the former controlling partner of the Sumerbank, in response to the breaching of the protocol between SDIF and Garipoglu group that was signed on August 12, 2004 (and modified on January 7, 2009).
DEBT
     The Central Government’s total domestic debt stock was approximately TL315.4 billion as of August 2009, compared to approximately YTL264.2 billion as of August 2008.
     In July 2009, the average maturity of Turkey’s domestic borrowing was 39.2 months, compared to 31.9 months in July 2008. The average annual interest rate on domestic borrowing in local currency (including discounted treasury bills/government bonds) on a compounded basis was 9.49% in August 2009, compared to 18.94% in August 2008.
     The total gross outstanding external debt of the Republic was approximately $265.3 billion (at then-current exchange rates) at the end of the first quarter of 2009. The total gross outstanding external debt of the Republic was approximately $277.1 billion (at then-current exchange rates) at the end of 2008.

     Since January 1, 2009, the Republic has issued the following external debt:
• $1 billion of global notes on January 14, 2009, which mature on July 14, 2017 and have a 7.5% annual interest rate.
• $1.5 billion of global notes on May 7, 2009, which mature on November 7, 2019 and have a 7.5% annual interest rate.
• $1.25 billion of global notes on July 31, 2009, which mature on July 14, 2017 and have a 7.5% annual interest rate.
INTERNATIONAL RELATIONS
     As a result of the continuing violence and civil unrest in Iraq, neighboring countries, including the Republic, have experienced and may continue to experience certain negative economic effects, such as decreases in revenues from trade and tourism, increases in oil expenditures, decreases in capital inflow, increases in interest rates and increases in military expenditures. The Republic continues to be affected by the consequences of conflicts in other countries in the Middle East, including Iraq, Israel and Palestine, and has been the victim of various isolated terrorist attacks.
     Regarding the EU accession process, on March 29, 2007, negotiations on the “Enterprise and Industrial Policy” chapter (Chapter 20) were opened. This is the second chapter to be negotiated since the official opening of membership talks in October 2005. The conclusion of the chapter is subject to two benchmarks. Chapter 20 will not be provisionally closed unless the Republic meets its obligation to implement the customs union protocol and provides the EU Commission with a revised comprehensive industrial policy strategy aimed at strengthening the Republic’s industrial competitiveness. Moreover, Position Papers on the “Education and Culture” (Chapter 26), “Economic and Monetary Policy” (Chapter 17), “Statistics” (Chapter 18) and “Financial Control” (Chapter 32) chapters were submitted by the Republic and the position of the EU regarding the “Education and Culture” and “Economic and Monetary Policy” chapters have not yet been announced. On June 26, 2007, negotiations on the “Statistics” (Chapter 18) and “Financial Control” (Chapter 32) chapters were opened. The conclusion of negotiations of these chapters is conditional on satisfying two and five benchmarks respectively. On December 19, 2007, negotiations on the “Consumer and Health Protection” (Chapter 28) and “Trans-European Networks” (Chapter 21) chapters were opened. The conclusion of these chapters is conditional on satisfying one and five benchmarks respectively. On June 17, 2008, negotiations on the “Company Law” (Chapter 6) and “Intellectual Property Law” (Chapter 7) chapters were opened (both with closing benchmarks). On December 19, 2008, negotiations on the “Free Movement of Capital” (Chapter 4) and “Information Society and Media” (Chapter 10) were opened. On June 30, 2009, negotiations on the “Taxation” (Chapter 16) were opened. In total, the Republic has eleven chapters that have been opened for negotiation since the official opening of membership talks in October 2005, one of which (“Science and Research” Chapter (No. 25)) has been provisionally closed.
     On January 6, 2009, Russia halted the supply of natural gas to Ukraine after the two countries failed to resolve a contract dispute relating to payment terms for gas. Russian gas supplies to Turkey from a western pipeline passing through Ukraine have also been halted. As a result, the Republic has increased the supplies of Russian gas delivered via the Blue-Stream pipeline, which passes under the Black Sea, and will begin discussion with Iran on increasing supplies from that country. On January 21, 2009, it was announced that Russia would resume the supply of natural gas to Turkey (via Ukraine).
     On July 13, 2009, Turkey, Bulgaria, Romania, Hungary and Austria signed a transit agreement in Ankara for the Nabucco gas pipeline, which aims to supply Europe with gas from the Caspian region and the Middle East.
     On July 25, 2008, it was announced that Turkish Cypriot leader Mehmet Ali Talat and the Greek Cypriot leader Demetris Christofias will launch comprehensive reunification talks on September 3, 2008. The sides have come together in regular meetings since then, with no concrete solution being reached yet. On April 19, 2009, general elections were held in the Turkish Republic of Northern Cyprus. According to the final results, National Unity Party (UBP) won the absolute majority in the parliament with 44% of the vote and 26 seats in the 50-seat parliament, while Republican Turkish Party (CTP) lost its dominant role with 29% of the vote and 15 seats.
     United States President Barack Obama visited Turkey from April 5, 2009 to April 7, 2009.

     Positive steps have been taken by the governments of Turkey and Armenia to improve relations between these two countries. Upon the invitation of the Armenian President Serj Sarkisyan, Turkish President Abdullah Gül visited Armenia in September 2008, becoming the first Turkish leader to visit Armenia. On August 31, 2009, it was announced that Turkey and Armenia have agreed to start their internal political discussion on the two protocols – the “Protocol on the Establishment of Diplomatic Relations” and the “Protocol on the Development of Bilateral Relations” – which have been initiated in the course of their efforts through Swiss mediation. The two Protocols provide for a framework for the normalization of the bilateral relations within a reasonable timeframe. The political consultations will be completed within six weeks, following which these two Protocols will be signed and submitted to the respective Parliaments for ratification by each side.
DESCRIPTION OF THE REPUBLIC
     Turkey has a democratically elected parliamentary form of government. Since its founding in 1923, Turkey has aligned itself with the West and is a member of numerous international organizations, including the North Atlantic Treaty Organization (“NATO”), the Council of Europe, the World Bank, the IMF and the Organization for Economic Cooperation and Development (the “OECD”). Turkey is also an associate member of the EU and a founding member of the European Bank for Reconstruction and Development (the “EBRD”).
     Since 1980, the Government embarked upon a series of market-oriented reforms which, among other things, were designed to remove price controls and reduce subsidies, reduce the role of the public sector in the economy, emphasize growth in the industrial and service sectors, encourage private investment and savings, liberalize foreign trade, reduce tariffs and promote export growth, ease capital transfer and exchange controls and encourage foreign investment, increase the independence of the Central Bank and reform the tax system. Turkey moved towards full convertibility of the Turkish Lira by accepting the obligations of Article VIII of the IMF Articles of Agreement in March 1990. Turkey has developed a market-oriented, highly diversified economy with growing industrial and service sectors, while retaining a prominent agricultural sector that makes the country largely self-sufficient in foodstuffs. In 2008, the service sector, industrial sector and agricultural sector accounted for 0.6%, 1.1% and 4.1%, respectively, of Turkey’s gross domestic product. See “Economy-Services,” “Economy-Industry” and “Economy-Agriculture.”
LOCATION, AREA AND TOPOGRAPHY
     Turkey, situated at the junction of Europe and Asia, is an important crossroads between Western Europe, the Middle East and Asia. Turkey’s location has been a central feature of its history, culture and politics. Turkey’s land borders extend for more than 2,600 kilometers and are shared with eight countries: Greece and Bulgaria in the west and northwest, Iran in the east, Armenia, Georgia and Azerbaijan in the northeast, and Iraq and Syria in the south.
     Turkey’s coastline extends for approximately 7,200 kilometers along the Black Sea in the north, the Aegean Sea in the southwest and the Mediterranean Sea in the south, all of which are connected by the Bosphorus, the Sea of Marmara and the Dardanelles.
     Turkey has an area of approximately 814,578 square kilometers (inclusive of its lakes), and its topography is varied. Most of the country consists of highland plateau surrounded by mountainous areas which rise toward the east. Climatic conditions differ widely among the regions.
POPULATION
     According to estimates of the Turkish Statistical Institute (“TURKSTAT”) and the State Planning Organization (“SPO”), the population of Turkey was 71,517,100 on December 31, 2008. The annual population growth rate for Turkey in 2008 equaled as 1.31%. Turkey’s population is relatively young compared to other European countries, and the transformation of Turkey’s economy from a largely agricultural economy to an industrial and service-oriented economy has led to an increasingly urban population. According to the TURKSTAT and the SPO, in 2008, 75% of the population lived in urban areas and 25% lived in rural areas.
     The largest city in Turkey with a population of about 12.6 million is Istanbul, the country’s commercial center. Its historical depth and heritage has allowed the city to be named the European Capital of Culture in 2010. Ankara, the capital city of Turkey, with a population of about 4.5 million is the second largest city. Izmir with a population of about 3.7 million comes in third in terms of population level. Other cities with populations in excess of one million are (in alphabetical order) Adana, Antalya, Balikesir, Bursa, Diyarbakir, Gaziantep, Hatay, Kayseri, Kocaeli, Konya, Manisa, Mersin, Samsun and Sanliurfa.
     In 2008, total employment was 21.194 million, with approximately 23.7% employed in agriculture, 26.8% in industry (including construction) and 49.5% in services. See “Economy-Employment and Wages.” The unemployment rate was 11% in 2008.
     According to the SPO, Turkey has made significant progress in improving social welfare over the last decade. Life expectancy increased from an average of 67.4 years in 1990 to an average of 73.2 years in 2006. The infant mortality rate decreased from 51.5 per thousand for the year 1990 to 17.5 per thousand for the year 2006. The adult literacy rate increased sharply from 78.4% in 1990 to 88.1% in 2006.
     Turkey is constitutionally a secular state. The vast majority of the Turkish population is Muslim. There are very small numbers of non-Muslims in Turkey, including Greek Orthodox, Armenian Christians and Jews. The official language of Turkey is Turkish.
GOVERNMENT ORGANIZATION AND POLITICAL BACKGROUND

Ukraine
Romania
Russian Federation
Black Sea
Bulgaria
Georgia
Istanbul
Azerbaijan
Ankara
Armenia
Greece
Nakhichevan
TÜRKİYE
Izmir
Iran
Iraq
Syria
Lebanon
Mediterranean Sea
Israel
Jordan
Libya
Egypt

     A popular nationalist movement began in Turkey before the turn of the century and gathered momentum in the aftermath of World War I. Turkey was declared a republic on October 29, 1923, upon the abolition of the Sultanate. Mustafa Kemal Ataturk was elected as Turkey’s first President. Ataturk instituted a series of sweeping social reforms that have played a central role in the development of modern Turkey. The Constitution of Turkey (the “Constitution”) was adopted in 1924 and provided for an elected Grand National Assembly (the “Assembly”) to be the repository of sovereign power. Executive authority was vested in the Prime Minister and the Council of Ministers (the “Cabinet”). Changes were made in the legal, political, social and economic structure of Turkey, and Islamic legal codes were replaced by Western ones. Ataturk’s reforms and Western orientation continue to be the dominant ideological element in Turkey today.
     The Turkish military establishment has historically been an important factor in Turkish government and politics, interfering with civilian authority three times since 1959 (in 1960, 1971 and 1980). Each time, the military withdrew after the election of a new civilian government and the introduction of changes to the legal and political systems.
     Turkey’s current Constitution, which was revised and ratified by popular referendum in 1982, contains a system of checks and balances aimed at ensuring a strong central government and reducing factionalism in the Assembly. The Constitution provides for the Assembly, a President and a Prime Minister. The President is elected for a seven-year term by a vote of the Assembly, and the Prime Minister is appointed by the President from the Assembly. The Prime Minister, in turn, nominates other members of the Cabinet, who are then approved by the President. The Cabinet, chaired by the Prime Minister, exercises the executive powers of the Government.
     The members of the Assembly are elected for five-year terms. The Constitution provides for a system of proportional representation and forbids the formation of political parties on the basis of class, religion or ethnic identity. The Election Law (Law No. 298) provides that parties whose nationwide vote in general elections is less than 10% are not eligible for seats in the Assembly. On the other hand, a party must have at least 35% of the nationwide vote in order to have a simple majority in the Assembly.
     Judicial power in Turkey is exercised by courts whose independence is guaranteed by the Constitution. The Constitutional Court (the “Constitutional Court”) decides issues relating to the form and substance of laws, decrees and rules of the Assembly and matters relating to public officials and political parties. The Court of Appeal is the court of last resort for most civil and criminal matters, while military matters are referred to a separate system of courts.
     In the general elections that took place on November 3, 2002, AKP received 34.3% of the votes and was able to secure 363 out of 550 available seats in the Assembly. As a result of the elections, AKP won a simple majority in the Assembly. CHP was the only other political party in the new Assembly, having received 19.4% of the votes and 178 seats in the Assembly. Independent candidates (unaffiliated with political parties) gained 9 seats in the Assembly.
     The official results of the November 3, 2002 elections were published in the Official Gazette on November 10, 2002. President Sezer appointed Mr. Abdullah Gül from AKP as the new Prime Minister on November 16, 2002. Prime Minister Gül’s cabinet was approved by President Sezer on November 18, 2002. The number of ministries comprising the cabinet was reduced from 35 to 25. Mr. Ali Babacan was appointed as the Minister in charge of the Undersecretariat of Treasury. Mr. Abdullatif Sener was appointed as the Deputy Prime Minister in charge of the Privatization Administration and the State Planning Organization. Mr. Kemal Unakitan was appointed as the Finance Minister. The list of the new council of ministers was published in the Official Gazette on November 19, 2002 and the new Government’s program was approved by the Assembly on November 28, 2002.
     In December 2002, parliamentary elections in the province of Siirt were invalidated due to alleged election irregularities. The High Electoral Board reset the election date for the general elections to March 9, 2003. In February 2003, Mr. Recep Tayyip Erdogan, the leader of AKP announced his intention to run for the Siirt parliamentary post. In the election on March 9, 2003, Mr. Erdogan won the election for the Siirt parliamentary post and was later appointed by President Sezer as the Prime Minister of Turkey. On March 23, 2003, Prime Minister Erdogan formed the 59th Government of Turkey, which received a vote of confidence from the Assembly.
     On February 15, 2005, the Minister of Culture and Tourism, Mr. Erkan Mumcu resigned from both the Cabinet and the ruling AKP. On April 2, 2005, Mr. Mumcu was elected as the leader of the ANAP. On June 2, 2005, three ministers of the Cabinet (the Minister of Agriculture, the Minister of Public Works and the Minister Responsible for the Status of Women) resigned from the Cabinet. Their respective replacements were appointed on the same day.
     The most recent local elections for municipalities were held on March 28, 2004 and the next local elections for municipalities are expected to be held in 2009. AKP received 41.7% of the votes cast for the seats in city councils of the municipalities and was able to secure the mayoral position in 57 out of 81 cities. CHP received 18.2% of the votes cast for the seats in city councils and won mayoral positions in 9 cities. The Nationalist Action Party (MHP) and the True Path Party (DYP) received 10.5% and 10.0% of the votes, respectively.
     On October 12, 2006, The Assembly approved a new law (Law No. 5550) which set the next general election date as November 4, 2007. On July 22, 2007, an early general election was held in the Republic. The official results of the July 22, 2007 elections were published in the Official Gazette on July 30, 2007 (No. 26598). According to the official results AKP received 46.56% of the votes and was able to secure 341 out of 550 available seats in the Assembly. As a result of the elections, AKP won a simple majority in the Assembly.
     On August 6, 2007, President Sezer gave Prime Minister Recep Tayyip Erdogan a mandate to form the cabinet following AKP winning a majority of the Assembly seats in the general elections. On August 9, 2007, AKP’s candidate, Koksal Toptan was elected as the new speaker of the Parliament.
     On August 28, 2007, Abdullah Gül was elected the 11th president of the Republic. On August 29, 2007, President Abdullah Gül approved the list of new cabinet members submitted by Prime Minister Recep Tayyip Erdogan. On August 30, 2007, Prime Minister Recep Tayyip Erdogan announced the new cabinet.
INTERNATIONAL ORGANIZATIONS
     Since its establishment in 1923, the Republic of Turkey has closely aligned itself with the West. It is a founding member of the United Nations (“UN”), has been a member of NATO since 1952, and is in the process of accession negotiations with the EU.
     Turkey’s principal foreign policy perspective has always been based on the promotion of international cooperation and stability. To this end, along with the unique geopolitical and cross-cultural features that it has inherited from the past, Turkey has actively sought opportunities to initiate and take place in regional and international processes aimed at increasing the level of cooperation and coordination in the international arena.
     The multi-dimensional character of Turkish foreign policy finds expression in and is best reflected by Turkey’s membership in a wide range of leading international and regional organizations. Apart from being a founding member of the Council of Europe, the European Bank for Reconstruction and Development and the Organization for Security and Cooperation in Europe (“OSCE”), Turkey is also a member of the Organization for Economic Cooperation and Development (OECD), the World Trade Organization (WTO), the Organization of the Islamic Conference (OIC), Islamic Development Bank, the Black Sea Economic Cooperation Organization (BSEC), the Economic Cooperation Organization (ECO), the Developing 8 (D-8) and the Conference on Interaction and Confidence Building Measures in Asia (CICA). Turkey also participates in the Euromed/Barcelona Process. Furthermore, Turkey belongs to the World Bank, the IMF, the European Resettlement Fund, the Asian Development Bank, the Multilateral Investment Guarantee Agency (“MIGA”), the Bank for International Settlements (“BIS”) and is a participant in the International Convention on the Harmonized Commodity Description and Coding System.
EUROPEAN UNION
     In 1963, Turkey signed an association agreement (the “Ankara Agreement”) with the European Economic Community (“EEC”), which is now the EU. In 1970, an additional protocol to the association agreement was signed which established the framework and conditions of the transitional stage of the association. In April 1987, Turkey submitted its formal application for full membership. In late 1989, the EEC declared that Turkey was eligible to become a full member. The EEC further decided to defer accession negotiations due to changes in the EU and Turkey’s economic situation at the time.
     In 1995, Turkey and the EU concluded a Customs Union, pursuant to which Turkey and the EU eliminated all customs duties and equivalent charges on imports of industrial goods and processed agricultural products. The EU’s quotas on Turkish textile products were also eliminated. Turkey assumed the obligation to harmonize its tariffs and equivalent charges on the importation of goods from third countries with the EU’s common external tariff (from approximately 15% in 1995 to 4.4% in 2004) and to progressively adapt itself to the EU’s commercial policy and preferential trade arrangements with third countries. Although basic agricultural products were excluded from the initial package, a preferential trade regime for basic agricultural products was adopted as of January 1, 1998. Turkey is also progressively adopting many aspects of the Common Agricultural Policy of the EU and has taken substantial steps to harmonize its legislation relating to competition, consumer protection, intellectual property and standardization of foreign trade with those of the EU.
     To adapt itself to the EU’s commercial policy and preferential trade arrangements with third countries, Turkey has signed Free Trade Agreements (FTAs) with all of the Central and Eastern European countries (Romania, Hungary, Lithuania, Estonia, the Czech Republic, Slovakia, Bulgaria, Latvia, Slovenia and Poland), Israel, The Palestinian National Authority, Tunisia, Morocco, Bosnia-Herzegovina, Croatia, Macedonia, Egypt, Syria, Albania, Georgia, Montenegro, Serbia, Chile and the EFTA States (Norway, Iceland, Switzerland and Liechtenstein). The agreements with Montenegro, Serbia and Chile are pending ratification. With the EU enlargement in May 2004 and January 2007, Turkey’s free trade agreements with acceding countries have been terminated.
     FTA negotiations are underway with Lebanon, Jordan, the Gulf Cooperation Council, Mauritius, Mercado Comun del Sur (Argentina, Brazil, Paraguay and Uruguay, collectively MERCOSUR), In addition, efforts to start negotiations with Mexico, South Africa, Ukraine, South Korea, India, Libya, Ecuador, Peru, Colombia, CARICOM (The Caribbean Community — Antigua and Barbuda, Bahamas, Barbados, Belize, Dominica, Grenada, Guyana, Haiti, Jamaica, Saint Kitts and Nevis, Saint Lucia, Saint Vincent and Grenadines, Surinam, Trinidad and Tobago), ASEAN countries (Thailand, Indonesia, Malaysia, Singapore, Philippines, Brunei Darussalam, Cambodia, Laos, Myanmar and Vietnam), Central America (Costa Rica, El Salvador, Guatemala, Honduras, Nicaragua and Panama), African Countries (Uganda, Ivory Coast, Ghana, Cameroon, Kenya, Namibia, Botswana, Swaziland, Lesotho, Zimbabwe, Mozambique, Tanzania, Angola, Ruanda, Burundi, Madagascar, Comoro Islands, Seychelles and Mauritius) are still continuing.
     With the completion of the Customs Union, the association between Turkey and the EU, as stipulated by the Ankara Agreement, had entered its final stage. At the European Council held in Helsinki in December 1999, Turkey was given candidate status. The recognition of Turkey as a candidate country ushered in a new era in Turkey-EU relations. The EU Commission prepared an Accession Partnership for Turkey, which was issued on November 8, 2000, and was formally approved by the Council on February 26, 2001. In response, the Turkish Government adopted its National Program for the Adoption of the Acquis (“NPAA”) on March 19, 2001. The Accession Partnership has since been revised three times on May 19, 2003, January 23, 2006 and February 18, 2008. Accordingly, Turkey’s National Program was revised in 2003 and 2008. Both the Accession Partnership and the NPAA are revised on a regular basis to take account of the progress that has been made and to allow for new priorities to be set.
     In accordance with the Commission’s recommendations in the 2002 Strategy Paper for Turkey and the decision taken at the 2002 Copenhagen European Council, the EU decided to strengthen the accession strategy for Turkey and significantly increase the EU’s pre-accession financial assistance to Turkey. Beginning in 2007, financial assistance to Turkey began to be financed under the budget heading of “Instrument for Pre-Accession Assistance-IPA”.
     Having been declared a candidate country, Turkey started to receive financial assistance under the budget heading of “pre-accession financial assistance to Turkey” and the total amount of the assistance between 2002-2006 was approximately €1.3 billion. Starting in 2007, Turkey, along with other candidate and potential candidate countries, became the beneficiary of pre-accession assistance from the IPA. The annual allocation for the first four years is €497, €538, €568 and €653 million for the years 2007, 2008, 2009 and 2010. The allocation for the years 2011-2013 will be decided at a later stage.
     Turkey has undergone a period of major reforms and transformation since 1999. Between February 2002 and July 2004, eight harmonization packages were enacted. The Constitution of Turkey has been amended twice, revising nearly 1/3 of the articles of the Constitution. The amendments cover a wide range of issues related to improving human rights, strengthening the rule of law and restructuring democratic institutions. The Constitutional amendments have been followed by legislative and administrative measures to ensure the proper implementation of these amendments. The Constitutional amendments were fortified by the adoption of laws that are fundamentally important for the protection of human rights. These laws include the new Civil Code, the new Penal Code, the new Law on Associations and the new Code of Criminal Procedure. These reforms aim at strengthening democracy, promoting respect for human rights and fundamental freedoms, and consolidating the rule of law and the independence of the judiciary. Furthermore, reforms with respect to freedom of thought and expression, freedom of association and peaceful assembly and freedom of religion have been implemented. There have also been reforms related to the judicial system, civil-military relations and anti-corruption measures. Relevant legislation has been changed so as to enable the learning of and broadcasting in languages and dialects which are used traditionally by Turkish citizens in their daily lives. In addition, the death penalty has been abolished and the prison system has been reformed. The right to property of community foundations belonging to minorities in Turkey has been ensured and the legal basis needed for the activities of foreign foundations in Turkey has been established. New definitions and measures to deal with illegal immigration have been introduced.
     On February 20, 2008, the Assembly re-approved the Foundations Law (Law No. 5555). The new law (Law No. 5737) was approved by President Gül and published in the Official Gazette on February 27, 2008 (No. 26800). This Law allows foreigners to establish new foundations in Turkey on the principle of legal and actual reciprocity. Foundations will also be able to establish economic enterprises and companies on the condition that they notify Turkey’s foundations authority.
     Within the framework of the reform process, the Ninth Harmonization Package was introduced on April 12, 2006. The harmonization package contained pieces of legislation in the fields of transparency, ethics and civil-military relations, as well as international conventions on human rights and fundamental freedoms. The draft laws within the Ninth Reform Package were the Law on Ombudsman, the Law on Court of Audit, the Law amending the Law on Private Education Institutions, the Law on Foundations, and the Law on Settlement. The international conventions to be adopted in the context of the Package were namely: the UN Convention on Fight Against Corruption; Protocol No. 14 to the Convention for the Protection of Human Rights and Fundamental Freedoms, amending the control system of the Convention; and the Revised European Social Charter and the Protocol amending the European Social Charter. A majority of the issues contained in the Ninth Reform Package have already been realized.
     Amendments to the following laws have been adopted and put into force within the framework of the Package Law on Private Education Institutions, Law on Settlement and Law on Establishment and Legal Procedures of Military Courts. Turkey has also been party to the UN Convention Against Corruption; Protocol No. 14 to the Convention for the Protection of Human Rights and Fundamental Freedoms, amending the control system of the Convention; the Revised European Social Charter; and the Protocol amending the European Social Charter.
     In accordance with the National Program and in response to Turkey’s serious economic crisis in 2001, numerous economic reform measures have been adopted. Turkey has restructured its financial sector, ensured transparency in public finance and enhanced competitiveness and efficiency in the economy. Such structural reforms have yielded tangible results. Because of the banking sector restructuring after the 2001 crisis, Turkey did not have any difficulties emerging from the global economic crisis in its financial system. Turkey did, on the other hand, feel the negative effects of the global crisis resulting in shrinking exports, declining industrial production and downward pressure on growth. Nevertheless, thanks to the decisive implementation of the reforms, the economy’s resistance to negative externalities has increased, giving Turkey the opportunity to implement measures to minimize the adverse effects of the global economic crisis on domestic growth, to continue the disinflation process and to protect fiscal gains.
     A Reform Monitoring Group (“RMG”) was established in September 2003 to ensure effective implementation of the reforms. The RMG convenes with the participation of the Minister of Foreign Affairs, the Ministers of Justice and Interior and the State Minister and Chief Negotiator. In addition, a process of legislative scrutiny has also been conducted to assess progress in Turkey’s alignment with the EU Acquis. Eight sub-committees which were formed according to the Acquis chapters periodically convene to review the developments that Turkey has achieved in related areas. To date, the eight sub-committees have completed eight rounds of meetings.
     On December 1, 2004, Turkey announced its Pre-Accession Economic Program for the 2005-2007 period. The goals of the program were, among other things, to sustain Turkey’s current growth performance, maintain Turkey’s single digit inflation and further reduce interest rates, further decrease the ratio of net public debt to GNP and bring the budget into balance by the end of the program.
     The Parliamentary Assembly of the Council of Europe removed Turkey from its monitoring list on June 22, 2004. Turkey’s level of progress towards alignment with the Accession Partnership in the context of the National Program has been welcomed by the EU. On October 6, 2004, the European Commission, the EU’s executive arm, published a progress report on Turkey’s eligibility to begin EU accession negotiations. The report concluded that Turkey had sufficiently fulfilled the Copenhagen political criteria and recommended that accession negotiations be opened, provided that certain conditions, including the enactment of key legislation, were satisfied. Consequently, on December 17, 2004, the European Council announced its decision to start accession negotiations with Turkey on October 3, 2005.
     In December 2004, following the European Union’s decision to start accession negotiations with Turkey, on October 3, 2005, the Turkish Government confirmed that it was ready to sign the Protocol on the adaptation of the 1963 Ankara Agreement extending it to all the members of the Union prior to the actual start of accession negotiations. However, Turkey also placed on record that this would in no way imply a formal legal recognition of the Greek Cypriot Administration by Turkey. The Protocol was signed on July 29, 2005, on which occasion Turkey also issued a declaration to the effect that the signature of the Protocol would not in any form constitute recognition of the “Republic of Cyprus” referred to in the said Protocol. Accordingly, Turkey stated that, pending a comprehensive settlement, its position on Cyprus would remain unchanged and expressed readiness to establish relations with the new partnership State which would emerge following a comprehensive settlement in Cyprus.
     The Commission’s framework for accession negotiations, setting out the method and the guiding principles of the negotiations, in line with the December 2004 European Council conclusions was adopted by the EU Council of Ministers on October 3, 2005. The Turkey-EU Intergovernmental Conference met for the first time on October 3, 2005, whereby the accession process was officially initiated. On October 20, 2005, the analytical examination of the Acquis (screening process) was launched. This stage forms the first phase of accession October 13, 2006 on all 33 negotiation chapters subject to screening.
     So far 11 chapters have been opened to negotiations. On June 12, 2006, negotiations on Chapter 25 “Science and Research” were opened and provisionally closed by the Turkey-EU Intergovernmental Conference. Chapter 20 “Enterprise and Industrial Policy” was opened on March 29, 2007. Chapter 18 “Statistics” and Chapter 32 “Financial Control” were opened on June 26, 2007. Chapter 21 “Trans-European Networks” and Chapter 28 “Protection of Consumer and Health” were opened on December 19, 2007. Chapter 6 “Company Law” and Chapter 7 “Intellectual Property Law” were opened on June 17, 2008. Chapter 4 “Free Movement of Capital” and Chapter 10 “Information Society and Media” were opened on December 19, 2008. Chapter 16 “Taxation” was opened on June 30, 2009.
     On December 11, 2006, the EU General Affairs and External Relations Council (“GAERC”), in line with the Commission’s recommendation, decided that negotiations would not be opened on eight chapters before Turkey fulfilled its commitments related to the Additional Protocol.

     The European Commission issued the 2008 Progress Report on Turkey on November 6, 2008. Among its conclusions, the Progress Report notes that although the Republic continues to sufficiently fulfill the Copenhagen political criteria, further efforts are needed in some areas, particularly concerning freedom of expression, women’s rights, trade union rights, fight against corruption and civilian control of the military. The Progress Report also points out that regarding the economic and social conditions of the East and Southeast regions of the country the Government pledged to allocate total funding equivalent to €14 billion to complete the ongoing South-East Anatolia Project (GAP) between 2008 and 2012, thus increasing the originally planned spending on the project by €10.2 billion. On the Cyprus issue, the Progress Report claims that despite the continued support of the Republic for UN efforts to find a comprehensive settlement of the Cyprus problem, the Republic needs to “fully implement” the Additional Protocol to the Ankara Agreement and to make progress to “normalize bilateral relations” with the Greek Cypriot Administration.
     As to the Cyprus settlement and Turkey’s EU accession process, these are two separate issues. Concerning the Additional Protocol to the Ankara Agreement, in practice there is no impediment for free circulation of products from all EU members within the framework of the Turkey-EU Customs Union Agreement. Statistics show there is circulation of products from all EU members. Furthermore, Turkey supports the removal of all restrictions related to the Island. Turkey’s Action Plan dated January 24, 2006 recommends a simultaneous lifting of restrictions by all relevant parties remains a valid proposal (Published as UN Document S/2006/48). The European Council decided, on April 26, 2004, to stop the economic isolation of the Turkish Cypriots. There were no conditions attached to this decision. For this purpose, the Commission prepared a Direct Trade Regulation and a Financial Aid Regulation. However, the Greek Cypriot Administration has not yet accepted either of these regulations and continue to hinder the implementation of these regulations.
     With regards to the Republic’s economy, the Progress Report concludes that the Republic can be regarded as a functioning market economy and has improved its ability to take on the obligations of membership. In this regard, the Republic has made progress in most areas, and alignment has advanced in certain areas. However, alignment needs to be pursued in certain other areas such as free movement of services, state aid and agriculture. With regards financial assistance, approximately €540 million have been earmarked for Turkey from the Instrument for Pre-accession Assistance (IPA) in 2008.
     The European Commission also issued the “Enlargement Strategy and Main Challenges 2008-2009” at the same time as the 2008 Progress report and stated that “Turkey’s strategic importance to the EU has further increased in key areas such as energy security, conflict prevention and resolution and regional security in the Southern Caucasus and the Middle East. Turkey’s engagement with the EU, through the negotiations and related reforms which are underway, makes it a stronger force for stability in a region facing many challenges.”
     The Enlargement Strategy also stated the following: “It is essential that the European Union honors its commitments and keeps the negotiation process on track and that chapters are opened as soon as the technical conditions are met, in line with the Negotiating Framework of 2005 and the Council Decision of December 11, 2006.”
     On August 18, 2008, it was announced that the process for the preparation of the Third National Program of Turkey for the Adoption of the EU Acquis Communautaire has been commenced. The National Program, which outlines the proposed Government actions over the next four years and includes a number of legislative and regulatory changes, including constitutional amendments, which aims to put the Republic closer to harmonizing its laws with those of the European Union was published on December 31, 2008, in the Official Gazette (No. 27097).
FOREIGN RELATIONS
     Turkey, as a country located between the Balkans, the Caucasus and the Middle East at the convergence of Europe, Africa and Asia, and the Black Sea, Caspian and Eastern Mediterranean basins, has played and continues to play a key role in the peaceful resolution of conflicts in the region.
     The Balkans as a region has played a significant role in European and world history. This strategically sensitive region is Turkey’s gateway to continental Europe. Due to important historical and cultural ties that exist between the peoples of Turkey and the Balkan countries, Turkey regards itself as an integral part of the region.
     Turkey has consistently advocated for peace and stability in the region’s integration with the Euro-Atlantic structures.

     Peace, stability and cooperation in the neighboring Caucasus are vitally important for Turkey. Turkey’s approach to the South Caucasus is shaped by its desire to establish a climate conducive to comprehensive cooperation between all states of the region.
     Turkey therefore makes every effort to contribute to the resolution of existing problems in the region and the overall reduction of tension in the area, as well as promoting closer interaction and integration of the countries of the region with the larger world, and particularly the Euro-Atlantic community. This region is also of strategic importance for stability and prosperity in the wider context of Eurasia due to its energy sources and pipeline corridors.
     With this view, following the 2008 August conflict between Georgia and the Russian Federation, Turkey has proposed the establishment of a “Caucasus Stability and Cooperation Platform”, which aims to serve as a forum facilitating dialogue among the regional countries and prevention of any further violence.
     Turkey is geographically located in close proximity to 70% of the world’s proven energy reserves, in particular those in the Middle East and the Caspian basin. Thus it forms a natural energy bridge between the source countries and consumer markets and stands as a key country in ensuring energy security through diversification of supply sources and routes, considerations that have gained increased significance in the world today.
     The first leg of the East-West Energy Corridor, the Baku-Tbilisi-Ceyhan Crude Oil Pipeline (BTC Pipeline) became operational in June 2006. The BTC Pipeline is not only safely transporting Caspian oil to Western markets, but also contributing to the safety of navigation, conservation of the environment and the security of the 12.5 million inhabitants of Istanbul, by placing less of a burden on the Turkish Straits, currently highly congested due to the heavy volume of oil tanker and hazardous cargo passage. As of November 2008, Kazakh oil has also started to flow through the BTC pipeline. The other component of the East-West Energy Corridor is the Baku-Tbilisi-Erzurum (BTE) Natural Gas Pipeline, which became operational in July 2007. Works are also underway to import Turkmen natural gas and at a later stage Kazakh natural gas.
     Within the scope of the East-West axis, the Southern Gas Corridor, including the Turkish-Greek-Italy Gas Interconnector, the Nabucco Natural Gas Pipeline and the Trans-Adriatic Pipeline projects were developed.
     The Turkish-Greek Gas Interconnector became operational on November 18, 2007. Consequently, Azeri gas has been able to reach Southeastern Europe through an alternative route. Further efforts are also underway to construct the main component of the Southern Corridor, namely Nabucco Pipeline Project, which envisages the transportation of natural gas via Turkey through Bulgaria, Romania and Hungary to Austria. The Nabucco Inter-Governmental Agreement was signed on July 13, 2009 in Ankara by the Heads of Government of Turkey, Austria, Bulgaria, Hungary and Romania. Turkey is determined to transform this project into a reality. The realization of Nabucco Natural Gas Pipeline Project will contribute to both Turkey’s and Europe’s energy supply security.
     Other projects include the Samsun-Ceyhan By-Pass Oil Pipeline Project, the Blue Stream II Natural Gas Pipeline and the Turkey-Israel Energy Corridor on the North-South axis. Heavy tanker traffic in the Turkish Straits causes serious concern and Turkey believes that the solution lies in the by-pass pipelines. Among the by-pass options, Samsun-Ceyhan By-Pass Oil Pipeline Project is considered an economically viable as well as environmentally sustainable project. Turkey fully supports this project and there has been a growing interest in it.
     The Arab Natural Gas Pipeline which will carry Egyptian gas through Jordan and Syria to Turkey will contribute to the energy supply security of Turkey and Europe. The pipeline will become fully operational once the Turkish-Syrian gas network connection is completed.
     Turkey is also interested in the development of Iraqi natural gas reserves which are mostly located in the northern region of Iraq. Iraqi natural gas could easily be connected to the Turkish national grid through a pipeline to be constructed parallel to the Kirkuk-Ceyhan oil pipeline using the right of way of the latter.
     Through the completion of the projects cited above and others, it is anticipated that almost 10% of the global oil supply will pass through Turkey within the next ten years.
     Following the process of rapprochement between Turkey and Greece in 1999, a more constructive understanding has begun to define the terms of bilateral relations which were problematic during the past decades. The conclusion of 33 bilateral agreements in various fields such as trade, tourism, environment, culture, energy, transportation and security related matters has contributed towards cooperation on issues of common interest. The Steering Committee meetings provide both sides the opportunity to discuss the entire range of political, economic and technical issues. Through December 31, 2008, 24 Confidence Building Measures (CBM) have been adopted while 42 rounds of exploratory meetings were held regarding the Aegean.
     The mutual desire to bridge differences through dialogue and promote cooperation in the better interest of both countries has also reflected positively on other dimensions of bilateral relations, such as trade and tourism. The bilateral trade volume between Turkey and Greece reached $3.5 billion in 2008, compared to $1.8 billion in 2004. The Athens and Komotini branches of Turkish Ziraat Bank were officially inaugurated on February 2009. The amount of Greek foreign direct investment in Turkey, with the banking sector taking the lead, has soared to approximately $6 billion in the beginning of 2009. In 2008, Turkey was the destination of choice for approximately 550,000 Greek tourists, while 350,000 Turkish tourists visited Greece.
     Energy has also proven to be a promising area of cooperation between the two countries. For example, the inauguration of the natural gas interconnector was held on November 18, 2007 at Ipsala on the Turkish-Greek border with the participation of the Prime Ministers of Turkey and Greece. This endeavour is of strategic significance for both countries as well as European markets, as it will provide the latter with an alternate secure energy transit route. The uninterrupted flow of natural gas from the Caspian Basin to the heart of Europe will be ensured with the extension of the present pipeline to Italy. The Baku-Tbilisi-Erzurum (BTE) Natural Gas Pipeline connection with the Turkey-Greece Interconnector is in fact the very first alternate route to provide Europe with natural gas from the Caspian Basin.
     Turkey hopes that the improvement in bilateral relations will continue in the period ahead, allowing for the settlement of all issues, and resulting in a climate of habitual cooperation beneficial to the two countries as well as peace, stability and security in the region as a whole.
     As for the Cyprus issue, Turkey supports the UN Secretary General’s good offices mission, with a view to finding a lasting and comprehensive settlement to the Cyprus problem, based on the long established UN parameters such as bi-zonality, political equality, equal status of the two constituent states and a settlement which will bring about a new partnership state.
     Cyprus is the home of two politically equal parties: Turkish Cypriots and Greek Cypriots are two distinct peoples with different religions, cultures and ethnicities. The bitter past of ethnic conflict in Cyprus dictates that lasting peace can only be achieved through a viable equal partnership.
     In 1963 the Greek Cypriots expelled Turkish Cypriots from organs and institutions of the partnership state in violation of the Treaties of 1960. A UN peacekeeping operation began in 1964 in Cyprus and has been going on since then.
     From 1963 to 1974 the Turkish Cypriots continued their existence in isolated enclaves representing 3% of the Island. This culminated with a coup d’etat in 1974, which was aimed at annexing the Cyprus island with Greece. Turkey, as a guarantor power, was left with no other option but to exercise its Treaty rights.
     In the past forty years of the UN negotiation process, the Turkish Cypriots have always supported a just, lasting and comprehensive settlement of the Cyprus issue on the basis of negotiations between the two peoples of the Island, under the auspices of the UN Secretary-General’s good -offices mission. However, the Greek Cypriots rejected the 1985-86 Draft Framework Agreement, the UN sponsored Set of Ideas of 1992 and the package of Confidence Building Measures of 1994.
     The diplomatic initiative undertaken by the Turkish side for a settlement paved the way for a renewed proposal by the former UN Secretary General Mr. Kofi Annan in January 2004 for the resumption of negotiations between the parties with a view to reaching a comprehensive settlement.
     The UN Comprehensive Settlement Plan (the Annan Plan), which was freely negotiated at every stage by the two sides, constituted a culmination of the UN parameters and represented a carefully balanced compromise. The Plan was submitted to simultaneous separate referenda in the North and South of Cyprus on April 24, 2004. Turkish Cypriots voted in favor of the Annan Plan with the encouragement of Turkey and the Greek Cypriot side rejected the Plan with a ‘No’ vote of 76%.
      Following the referenda, the Cyprus issue has taken a new turn and a new state of affairs has emerged in the island. The UN Secretary General Kofi Annan issued a report on his mission of good-offices in Cyprus in May 2004. In his report, the Secretary General stressing that “the Turkish Cypriot vote has undone any rationale for pressuring and isolating them”, called on the members of the Security Council to give a strong lead to all States to cooperate both bilaterally and in international bodies to eliminate unnecessary restrictions and barriers that have the effect of isolating the Turkish Cypriots and impeding their development. International organizations such as the Organization of the Islamic Conference praised the Turkish Cypriot people’s affirmative vote and, in the spirit of understanding that the isolation of the Turkish Cypriots should be eliminated, they called for the immediate restoration of their economic, trade and cultural activities internationally. Some developments in that direction, although limited, have taken place.
     In this context, while the EU committed itself to ending the isolation of Turkish Cypriots with its decision of April 26, 2004, the regulations for financial assistance and direct trade drafted by the Commission have not produced any tangible results, as these regulations have yet to be implemented.
     Turkey and the Turkish Cypriots took yet another initiative on Cyprus in January 2006 and proposed an “Action Plan” for the removal of all restrictions related to the Island. The Action Plan of January 24, 2006, which envisages a simultaneous lifting of restrictions by all relevant parties, is still on the table (Published as UN Document S/2006/48).
     The consistent efforts of Turkey and the Turkish Cypriot side finally bore fruit against the background of a change of leadership in the South. A new process started in Cyprus following the meeting on March 21, 2008 by the two leaders on the Island, the Turkish Republic of Northern Cyprus (“TRNC”) President, Mr. Talat, and Mr. Christofias.
     On May 23, 2008, Mr. Talat and Mr. Christofias stated that they had “reaffirmed their commitment to a bi-zonal, bi-communal federation with political equality, as defined by relevant Security Council resolutions” and further agreed that “this partnership will have a Federal Government with a single international personality, as well as a Turkish Cypriot Constituent State and a Greek Cypriot Constituent State, which will be of equal status.” On July 1, 2008, the two leaders discussed the issues of single sovereignty and citizenship, agreed in principle and decided to discuss the details of their implementation during the full-fledged negotiations. On July 25, 2008, they stated that “the aim of the full-fledged negotiations is to find a mutually acceptable solution to the Cyprus problem which will safeguard the fundamental and legitimate rights and interests of Greek Cypriots and Turkish Cypriots.”
     The negotiations between the two leaders for a comprehensive settlement of the Cyprus issue began on September 3, 2008. With the presence of the Special Advisor to the UN Secretary-General, Alexander Downer, the leaders come together regularly. The leaders have completed the first round of talks as of August 6, 2009. The second round of talks began on September 10, 2009.
     Turkey fully supports the vision of TRNC to find a just and lasting settlement in Cyprus by the end of 2009, under the good-offices mission of the UN Secretary-General, in the form of a new Partnership with two Constituent States of equal status and on the basis of the well-established UN parameters such as bi-zonality and political equality as agreed upon by the two leaders in their Joint Communiqué of May 23, 2008.
     Turkey is of the view that both sides should remain unswervingly committed to the goal of a comprehensive settlement and stand ready to take the necessary steps in this direction. Turkey hopes that this positive stance of the Turkish Cypriot people will be reciprocated by the Greek Cypriot side as well. Furthermore, Turkey hopes that the international community will do more to encourage the Greek Cypriots towards a negotiated settlement, since a just and lasting settlement will bring peace and stability not only to both peoples of the island but also to the region as a whole.
     Turkish Cypriots believe that a more active role for the UN will be crucial for the successful and quick completion of talks between the parties.
     The Turkish Cypriots accepted the UN Comprehensive Settlement Plan in 2004. In that regard, Turkey believes that the UN Security Council should heed the call made by the UN Secretary-General in his Report of May 28, 2004 towards putting an end to the isolation of the Turkish Cypriots.
     Turkey will actively pursue a just and durable solution to the Cyprus issue and trusts that the UN Secretary General will accord high priority to this issue in the period ahead.

     Turkey enjoys close economic, political and cultural relations with the countries in the Middle East. Total trade volume between Turkey and Egypt, Jordan Iraq, Israel, Syria, and the Gulf Cooperation Council countries has been increasing annually, and increased Turkish investment and construction activity by Turkish companies in the region should enable this trend to continue.
     Turkey has actively supported the Middle East Peace Process since its inception and enjoys good relations with all the countries in the region. Turkey’s relations with Israel have gradually expanded to include economic, military, scientific and cultural cooperation. The FTA enacted between Turkey and Israel has helped boost bilateral trade volume to its current level of $3.4 billion. Turkey seeks to further its technological and scientific cooperation with Israel. Turkey also assists the Palestinian people in various forms. In this regard, Turkey’s direct and indirect aid to Palestine amounted to $70 million as of 2008. At the Palestinian Donor Conference held in Paris, Turkey pledged $150 million to contribute to satisfying the requests set out in the Reform and Development Program of the Palestinian National Authority. On the other hand, in addition to Turkey’s contributions both in kind and in the form of monetary contributions for the goal of rebuilding Gaza, in response to calls from the International Conference held in Sharm El Sheikh, Turkey has pledged an additional $50 million. This money will also be used for reconstruction projects and humanitarian assistance. Turkey has recently provided $10 million of direct assistance to the budget of the Palestinian National Authority.
     Turkey actively contributes to the search for peace in the Middle East as a facilitator and participates in the Temporary International Presence in Hebron at the request of both Israeli and Palestinian sides. Furthermore, with a view to contributing to efforts aimed at building confidence and a spirit of cooperation in the region, a tripartite business forum called Ankara Forum has been established upon the initiative of the Turkish private sector, with the participation of its Israeli and the Palestinian counterparts.
     In recent years, relations between Turkey and Syria have improved significantly. Mutual contacts in the recent period at both technical and political level, together with the implementation of a FTA since January 1, 2007, have helped revitalize bilateral cooperation. Trade volume between Turkey and Syria reached $1.8 billion in 2008.
     Turkey has a vision for the Middle East which is based on its experience in democratization, the rule of law, economic liberalization, integration and regional cooperation. Turkey places particular emphasis on such key concepts as political and economic participation, democratization, good governance, accountability and gender equality, as well as non proliferation and transparency in military affairs. This vision also offers to share Turkey’s valuable and unique experience of decades long participation and leadership in the Europe-wide processes, as well as sub-regional fora in the Balkans and the Black Sea area. Turkey has long been a strong advocate of positive change in its region and supports the local initiatives of the regional countries in their home-grown labors for reform. Turkey both encourages and assists the ongoing local efforts to this end which offer promise for the improvement of political, social and economic conditions in the region.
     Turkey actively contributes to efforts of the international community to achieve peace in the Middle East. Benefiting from the traditional and excellent relations between both parties, Turkey is favorably disposed to play a constructive role in complementing efforts to this end. Turkey’s diplomatic relations with Israel which date back to 1949 have steadily evolved over the years to the benefit of both countries and overall regional stability. Turkey believes that as peace takes root in this troubled geography, its ties and cooperation with Israel will serve as an example for other countries of the region. For example, Turkey facilitated a meeting in Istanbul on September 1, 2005 between the Foreign Ministers of Israel and Pakistan with the hope of improving diplomatic relations. Turkey will continue to be receptive to the needs of the parties to assist in the peace process and remains at their disposal to assume any role requested to facilitate and promote the process.
     With the conviction that a permanent and comprehensive peace can be attained and maintained only byconcluding agreements in all tracks of the peace process, Turkey conducted indirect talks between Syria and Israel, in which remarkable progress towards engaging in direct negotiations had been made, until it was disrupted by the Gaza crisis in December 2008.
     Turkey also contributed to the national reconciliation process in Lebanon and supported Saad Hariri’s efforts for the formation of a national unity government after the June 7, 2009 elections, for which it sent monitors upon the request of the Lebanese government. Turkey will continue to support Mr. Hariri’s efforts to form a government that will include all segments of the Lebanese society after he has been given a fresh mandate. Turkey will maintain its contributions to Lebanon’s stability and security through its presence in the United

Nations Interim Force in Lebanon and to Lebanon’s development and welfare of its people through reconstruction projects.
     The Annapolis Conference held in November 2007, which Turkey attended, served as a positive and critical turning point in the efforts to resume the process towards a just and lasting peace. Turkey earnestly hopes tangible results will be achieved in the Middle East in the near future.
     Turkey’s involvement in the Middle East both in the search of a just, comprehensive and lasting peace, and to further bolster the already significant political and trade relations with the countries in the region can be observed through the establishment of the High Level Strategic Dialogue mechanism between Turkey and the Gulf Cooperation Council in September 2008, and the Turkish-Arab Forum between Turkey and the Arab League in October 2008.
     Turkey’s relations with Iran, which are based on the principles of non-interference in internal relations and good-neighborliness, have been developing gradually in recent years. Turkey has also been supporting various efforts, from the outset, to solve the problem of Iran’s nuclear program through diplomatic means. Turkey upholds every nation’s right to develop nuclear energy solely for peaceful purposes and supports a diplomatic solution to this issue while encouraging Iran to comply with the expectations of the international community on this score.
     Turkey and the United States have been close allies and partners for more than fifty years.
     During the Cold War years, the security aspect of the relationship became more pronounced, particularly following the Truman Doctrine and Turkey’s membership in NATO. In the ensuing post-Cold War environment, the relations between Turkey and the US, have been diversified and moved forward in the pursuit of common interests based on shared values such as democracy, rule of law and respect for human rights.
     Turkey-US relations have stood the test of time and culminated in a strategic partnership. Today, Turkey and the U.S. cooperate in a wide range of issues such as Iraq, Afghanistan, Pakistan, Iran, the Middle East, the Balkans, the Caucasus, Central Asia, and the Eastern Mediterranean. The two countries continue to work together to combat terrorism, proliferation of weapons of mass destruction, illegal drug trafficking and other organized transnational crime, disruptions in energy supply security and the current global financial crisis.
     On July 5, 2006 then Foreign Minister, President Gül and then Secretary Rice adopted the “Shared Vision and Structured Dialogue to Advance the Turkish-American Strategic Partnership Document” providing an overall strategic vision and a structured framework aimed at enhancing cooperation not only at a bilateral level but on issues in the regional and international agenda as well. In accordance with the objectives set in the “Shared Vision” Document, an “Action Plan“ was adopted following the Turkish-American Economic Partnership Commission’s Third Meeting, held in Turkey on February 8-9, 2007.
     Secretary Clinton’s visit to Turkey in March 2009, followed by the first official bilateral overseas visit of President Obama in April 2009, brought about a fresh impetus to Turkey-US relations. These high level visits reaffirmed that Turkey and the U.S. share a common set of foreign policy priorities and that they have the will to strengthen their cooperation with a view to addressing the challenges of the 21st century. During his visit, President Obama introduced the term “Model Partnership” to define Turkey-US relations.
     The US is among the major trade partners of Turkey. In the context of a strategy launched in year 2006 and aimed at fostering trade relations with the US, the Undersecretariat of Foreign Trade identified California, Illinois, Georgia, New York, Florida and Texas as target states. In 2008, bilateral trade volume exceeded $16 billion, while US investments in Turkey reached around $10 billion.
     As an immediate neighbor of Iraq, Turkey has always been affected by the developments in Iraq. Therefore, Turkey attaches utmost importance to the territorial integrity and political unity of Iraq and provides significant support to the reconciliation and stabilization efforts in this country. On October 17, 2007, the Parliament authorized the government to engage in possible cross-border military operations in northern Iraq for a one year period. On November 2007, the government gave authorization to the Turkish Army for possible cross-border military operations in northern Iraq, and the first operation was executed in December 1, 2007. Since November 2007, the Republic had executed a number of air strike operations in northern Iraq. On February 22, 2008, the Turkish army launched a ground operation in northern Iraq which was completed on February 29, 2008. The Republic has cooperated with Iran by sharing information on certain of these military strikes into northern Iraq.

Following the start of the new legislative year, on October 8, 2008, Parliament renewed the government’s authorization for possible cross-border military operations in northern Iraq for another one-year period, starting from October 17, 2008. On November 19, 2008, U.S., Iraqi and Turkish officials held three-way talks in Baghdad and agreed that their joints efforts should be more active in confronting terrorist organization the Kurdish Workers’ Party (the “PKK”).
     Turkey actively contributes to the national reconciliation efforts in Iraq and encourages Iraqi political groups to resolve outstanding issues in the political process such as constitutional amendments, revenue sharing, hydrocarbon laws and the issue of disputed internal boundaries.
     Turkey would like to see a functional Iraqi Government which represents the ethnic, sectarian and cultural richness of the Iraqi people, provides security and stability and delivers basic public services to its constituents. In this regard, Turkey supports Prime Minister Nuri al Maliki in his struggle to overcome the problems confronting Iraq.
     Taking into account Iraq’s immense natural resources and its qualified human capital, Turkey works towards integrating Iraq into the international markets and enhancing its relations with the Western world. Moreover, Turkey holds the view that achieving a functioning market economy with the necessary legal framework would help Iraq reach its potential more effectively.
     In addition to strong cultural, social and historical ties, Turkey has substantial economic links with Iraq. Recently, in order to further improve the economic relations between Turkey and Iraq in a more structured fashion, “The High Level Strategic Cooperation Council” was established by the Prime Ministers of the two countries in 2009.
     The main purpose of the High Level Strategic Cooperation Council is to achieve economic integration between the two countries through a strategic vision which envisages joint projects on areas such as trade, energy, agriculture, security, health and water.
     The first ministerial meetings of The High Level Strategic Cooperation Council were held in Istanbul on September 17-18, 2009. This event will be followed by the visit of His Excellency Mr. Tayyip Erdoğan, Prime Minister of Turkey, to Baghdad in October. During his stay in Baghdad, Prime Minister Erdoğan will chair with his Iraqi counterpart Nuri al Maliki the joint cabinet meeting of the Turkish and Iraqi Governments.
     The High Level Strategic Cooperation Council presents a unique model of collaboration for the region which promotes economic prosperity and integration. Turkey has recently set up a similar mechanism with Syria.
     Turkey regards energy as one of the key areas on which Turkey and Iraq can cooperate effectively. In cooperation with the Iraqi Government, Turkey endeavors to export a significant part of Iraq’s oil and gas reserves to international markets through its territory. Turkey also promotes the swift adoption of the revenue sharing and hydrocarbon legislation proposed by the Iraqi Parliament.
     Turkey attaches significant importance to regional solidarity and cooperation among the regional countries on Iraq. In fact, Turkey initiated the Neighboring Countries of Iraq process to give regional support to Iraq’s security and stabilization efforts. Although this process has stalled recently, Turkey still believes that maintaining this unique platform will serve Iraq’s interests.
     An important factor in Turkish-Iraqi relations continues to be the presence of the Kurdish Workers Party (“PKK”) terrorist organization in Iraq. Turkey seeks more determined support and enhanced cooperation from Iraq in its battle against the PKK.
     The final status of Kirkuk occupies a significant place in Turkey’s policy towards Iraq. As a microcosm of Iraq, Kirkuk is key in Iraq’s peace and stability. Turkey believes that resolution of the Kirkuk issue necessitates the agreement of all the inhabitants of this city. Turkey also considers that granting a special status to Kirkuk, which will enable its people to jointly administer the city, is the best policy to resolve this issue.
     Given the fragility of the security situation and taking into account the critical period ahead of the general elections which are planned to take place in January 2010, Turkey will continue to support national reconciliation efforts in Iraq and in this regard consult with all political groups with a view to advising them to act with calm and restraint.

     Turkey has traditional ties of close friendship with Afghanistan which date back to several centuries. In this context, Turkey attaches utmost importance to the sovereignty, independence, territorial integrity and national unity of Afghanistan.
     Turkey has participated in the International Security Assistance Force (ISAF) in Afghanistan since its inception and assumed the command of ISAF-II (June 2002-February 2003) and ISAF-VII (February-August 2005). Turkey continues its active participation in ISAF by assuming the leadership of the Regional Command in Kabul for the second time from November 2009 to November 2010. Thus, Turkey’s military presence in Afghanistan has increased to about 1,200. Turkey’s contributions to the training and equipping of the Afghan National Army and the Police Force also continues. The value of Turkish military aid and donations to Afghanistan between 2001-2007 has reached almost $100 million.
     Turkey’s development assistance project package to Afghanistan is the most comprehensive sustainable development aid package in the history of the Republic that is intended for a single country. Turkey continues to do its utmost to contribute to the reconstruction efforts in Afghanistan on a bilateral and multilateral basis, especially in the fields of health, education, agriculture, sanitation and infrastructure.
     At the London Conference of 2006, Turkey pledged $100 million for the reconstruction of Afghanistan. An additional $100 million was pledged in the 2008 Paris Conference for the next three years, raising Turkey’s development assistance to Afghanistan to $200 million. Turkey continues to use these funds to contribute to Afghanistan’s development. After the completion of the ongoing projects, half of the value of Turkey’s total pledge will have been spent for reconstruction efforts.
     Turkey built, equipped and operates health centers in Afghanistan to provide free medical treatment to about 2,800 patients a day. The number of Afghans who received medical treatment in these health centers has exceeded one million. Turkey has also built, repaired and equipped 44 schools in various parts of Afghanistan which provide education to about 56,000 Afghan children. The number of deep and semi-deep water wells opened by Turkey in Afghanistan has reached 166 as of 2009 and 520,000 Afghans have benefited from these wells. Moreover, construction of a hospital, 4 comprehensive health clinics and 9 schools across the country continues.
     Turkey also has started or will start the construction of 15 hospitals, 5 health clinics, 1 hospital, 80 water wells and 4 bridges as part of the “2009 Afghanistan Reconstruction Programme.”
     As a further step in Turkey’s commitment to the reconstruction of Afghanistan, Turkey established a Provincial Reconstruction Team (PRT) in the province of Wardak in November 2006. Turkish PRT in Wardak has built several schools, including 2 elementary schools, 1 high school, 1 girls high school, an agricultural vocational high school and a dormitory, health centers and 2 cold storage facilities in various districts so far. It also carries out vocational and literacy courses for Afghans and training programs for the Afghan National and Auxiliary Police Forces. To date, 584 applicants have been admitted to police station training courses and 380 Afghan police officers have graduated. Turkey also built a Police Training Center and an agricultural vocational high school in Meydan Shahr. Furthermore, the Turkish Provincial Reconstruction Team conducts quick impact projects in the fields of agriculture and poverty alleviation.
     Consistent with its view towards enhancing and diversifying its relations and cooperation on a global scale, Turkey is exploring ways to improve bilateral economic, cultural and political relations with Australia as well as Asian countries, particularly with China, India, Japan and South Korea.
     On the basis of an “African Outreach Program”, Turkey has been intensifying its economic relations with African countries through new agreements, participation in African development projects and financial cooperation. In this spirit, Turkey became an observer country to the African Union in 2005. Turkey, under various cooperation schemes, is trying to share its experience in the fields of agriculture, health and environment. The total trade volume between Turkey and African countries amounted to nearly $16 billion in 2008, almost one-third of which is with Sub-Saharan African countries. The total amount of direct investments by more than 350 Turkish companies in Africa has reached $400 million. Turkish construction firms have undertaken nearly $22.3 billion worth of projects, most of which are in various North African countries. Turkish Eximbank, under certain conditions, supports these projects with a special credit program directed towards Africa. Turkish Airlines is flying to Khartoum, Addis Ababa and Dakar which is encouraging for the further development of economic and commercial relations between Turkey and African countries. TIKA (the Turkish International

Cooperation Agency), the leading governmental agency in carrying out humanitarian and development aids abroad has opened offices in Addis Ababa, Khartoum, and recently in Dakar. Turkey’s technical preparations for the non-regional membership of Turkey to the African Development Bank (ADB) are under way. Turkey is working closely with the Organization of the Islamic Conference (OIC) and the Islamic Development Bank (IDB) with a view to diversifying international support for Africa. Both the OIC and the IDB have given full support to this strategy. Turkey signed a memorandum of understanding with the IDB in May 2006 to devise and implement various social and economic projects in Africa and to support the financing of such projects to be undertaken by Turkish investors. Turkey organized a high level gathering from August 18-21, 2008, in which Heads of State or Ministers of Foreign Affairs from Africa participated, to crown a long term Turkish action plan for Africa. Turkey also intends to work closely with intra-continental organizations such as the New Partnership for Africa’s Development.
     Turkey has been implementing an Action Plan for Latin America in order to foster closer relations with the Latin American and Caribbean states. In the preparation of this plan, special emphasis has been placed on developing economic and trade relations as well as enhancing political dialogue and diversifying cultural and consular relations with the countries in the region.
     This Action Plan, which has been implemented in close collaboration with the relevant public authorities and private organizations is regularly revised and updated in accordance with the changes in circumstances as well as achievements in this regard.
     In implementing this plan, Turkey has concluded several bilateral agreements with the countries of the region in preparation for the legal framework of its relations in various fields and managed to enhance political, economic and cultural ties as well as defense cooperation with them. Turkey’s economic and trade relations with the countries of this region also displayed a remarkable increase and overall trade volume exceeded $5.5 billion in 2008.
     In line with the Action Plan to foster multilateral relations with the countries in this hemisphere, Turkey has obtained permanent observer status at the Organization of American States and the Association of Caribbean States, two outstanding political and economic bodies in the region. Turkey also signed framework cooperation agreements with these organizations with a view to identifying concrete cooperation areas in the future. Since then, Turkey has been participating in the Annual General Assemblies of these two organizations and contributes financially to their activities, especially in the fight against terrorism and the establishment of disaster relief operations as well as cultural programs.
     Turkey is also in the process of establishing an organic relationship with CARICOM – The Caribbean Community.
     As an important step in Turkey’s outreach policies towards Africa and Latin America, a program of opening 15 new embassies in Africa and 2 new embassies in Latin America is well underway. In this context, 10 of the new African embassies and the 2 in Latin America are planned to be operational in 2009. Turkey is also working to establish new consulates in such countries as Brazil, Sudan, Iraq and India.
ECONOMY
BACKGROUND
     After the 1980s, significant progress was made in Turkey towards establishing a full-fledged market economy. In this respect, a radical policy shift from government intervention and import substitution towards a greater reliance on market forces and trade liberalization became apparent. In order to complete this process, international capital markets were entirely liberalized in 1989. In addition, a Customs Union covering Turkey’s industrial product and the last stage of the association agreement between Turkey and the European Community both began in 1996. These reforms contributed significantly to the dynamic growth of the private sector and underpinned the flexibility of the Turkish economy to adapt to both internal and external factors. The success of those reforms implemented in Turkey is also reflected by the strong performance of the Turkish economy in the last decade.
     Turkey’s real GDP annual growth rate averaged approximately 6.1% during the period from 2004 to 2008. Over this period, the Turkish economy became more diversified. In particular, the industrial base was broadened, and exports of goods and services grew rapidly. In addition, financial markets expanded and became more sophisticated. According to new series M2/GDP rose from 2.66% in 2005 to 4.28% in 2008. In addition to this, with the help of a favorable external environment until the end of 2007, Turkey’s long-term gross external debt levels rose in absolute terms from $90.2 billion in 2000 to approximately $226.5 billion in 2008. See “Debt-External Debt and Debt Management” for details.
     In addition to the registered economy, Turkey has an unregistered economy, which is substantial, though by definition unquantifiable, and has historically not been reflected in the statistics of the Republic. The unregistered economy, which is referred to as “shuttle trade”, includes significant amounts of activity in the agricultural sector and in trade with the Republic consisting of the Commonwealth of Independent States (“CIS”) (Azerbaijan, Armenia, Belarus, Georgia, Kazakhstan, Kyrgyzstan, Moldova, Russia, Tajikistan, Turkmenistan, Uzbekistan and Ukraine). Consequently, trade and other figures may under-report the actual level of economic activity intended to be measured. The Government has been working with the World Bank to bring more untaxed economic activities within the scope of the registered economy, and therefore within the tax base of Turkey. Since 1996, the Government has developed a methodology to account for the portion of the unregistered economy relating to “shuttle trade” with the CIS republics. See “Foreign Trade and Balance of Payments-Current Account”.
     At the end of December 2005, a bird flu outbreak began in the eastern portion of Turkey and rapidly spread westward, affecting more than one-third of Turkey’s 81 provinces. The Government has taken necessary actions, including the culling of poultry kept at small farms and by villagers, in an attempt to contain the outbreak and prevent the spread of the bird flu virus from suspected areas. The culling has not been extended to commercial poultry farms since there have been no cases of bird flu among poultry at such farms. The Government has launched an educational campaign urging people to avoid contact with domestic or wild birds and established a Bird Flu Coordination Centre, co-headed by the undersecretaries of the health and agriculture ministries, as part of Turkey’s efforts to deal with the outbreak. Turkey expects that these efforts will help reduce the number of new human cases of bird flu.
GROSS DOMESTIC PRODUCT
Table No. 1

	Gross Domestic Product
	2004	2005	2006	2007	2008
At constant 1998 prices
GDP	83,485,591	90,499,731	96,738,320	101,254,625	102,328,098
Allocation of Domestic Demand
Total Fixed Investment	18,589,131	21,821,588	24,714,467	26,051,528	24,843,266
Public	2,460,085	3,074,058	3,154,521	3,354,609	3,794,726
Private	16,129,047	18,747,529	21,559,946	22,696,918	21,048,540
Total Consumption	67,697,505	72,554,092	76,256,229	79,970,927	80,356,045
Public	8,553,886	8,766,884	9,506,407	10,127,098	10,313,778
Private	59,143,619	63,787,207	66,749,821	69,843,829	70,042,266
GDP (at current prices)	559,033	648,932	758,391	843,178	950,144
Turkish Lira/US dollar (annual average)	1.422	1.341	1.429	1.301	1.299
GDP at current prices, millions of dollars)	392,991	483,916	530,566	647,851	731,105
Population (mid year, in thousands)	67,734	68,582	69,421	70,256	71,079
Per capita GDP (at current prices, in dollars)	5,802	7,056	7,643	9,221	10,286

Source: TURKSTAT, SPO
     Until the negative effects of the current global financial crisis on Turkish industrial production experienced robust economic growth between 2002 and 2007. Economic growth was mainly driven by exports, improved consumer and business confidence and reduced interest and inflation rates.
     In 2004, GDP increased by 9.4%, surpassing the program target level. GDP growth was spurred by increases in private sector fixed investments and consumption expenditures, respectively caused by a 48.2% increase in machinery equipment investment and rises in durable and semi-durable goods from delayed demand. Due to high domestic demand for imported goods and services, growth was negative in net exports of goods and services. Also, due to a tight fiscal policy in 2004, public investments contributed positively to GDP growth.
     In 2005, GDP increased by 8.4% which was above the program target level of 5%. Private sector fixed investments and consumption expenditures played an important role in this GDP growth, particularly the 21.4% increase in machinery equipment investment and 7.6% increase in building construction. Similar to 2004, due to high domestic demand for imported goods and services, the contribution of net exports of goods and services was negative.
     In 2006, GDP increased by 6.9% which exceeded the program target level of 5%. Private sector fixed investments and exports of goods and services played an important role in this GDP growth, particularly the 12.2% increase in machinery equipment investment and 20.3% increase in building construction.
     In 2007, GDP growth lost its momentum as a result of severe weather conditions and drought in the agricultural sector. Agricultural value added decreased by 6.7% compared to 2006. Also, a decreasing growth rate in the manufacturing sector contributed to this slowdown. GDP increased by 4.7% at the year end of 2007 compared to 2006. In 2007, the agricultural sector’s share of GDP was 7.5%, compared with 8.3% in 2006, and the services sector was 72.7% of GDP in 2007, compared with 71.6% in 2006. GDP was TL843.2 billion (approximately $647.9 billion) in 2007 at 2007 prices.
     On March 8, 2008 the TURKSTAT announced a revision to the national accounts. Following this revision, GNP figures will no longer be published as of the third quarter of 2007. Despite the current liquidity and credit crisis affecting developed countries, The Turkish economy showed a strong growth of 6.6% in the first quarter of 2008. However, in the second quarter of the year in which an increase in the interest and nominal exchange rates were seen, GDP growth decreased to its slowest pace from the first quarter of 2002. The decline in the agricultural sector was effective in this slowdown. Also, slowdown in the growth rate of the industrial production and construction sector contributed to this decrease in GDP growth. At the end of the year, as the negative effects of the current global financial crisis weighed more on both the global and Turkish economy, GDP increased by 1.1% compared to 2007.
     In 2008, the industrial sector, which includes mining, manufacturing and energy, accounted for 19.6% of GDP in 2007, compared with 19.8% in 2007. In 2008, the agricultural sector’s share of GDP was 7.8% compared with 7.5% in 2007 and the services sector was 72.6% of GDP in 2008 compared with 72.7% in 2007. GDP was TL 950.1 billion (approximately $731.1 billion) in 2008.
Table No. 2

			Gross Domestic Product
			GDP at		GDP at Constant
	GDP at Current		Current prices		prices
	prices (in millions	(%) change	(in millions of	(%) change	(in millions of	(%) change
Years	of TL/ YTL)	from prior year	US$)	from prior year	YTL)	from prior year
2004	559,033,026	22.9	392,991	29.2	83,485,591	9.4
2005	648,931,712	16.1	483,916	23.1	90,499,731	8.4
2006	758,390,785	16.9	530,566	9.6	96,738,320	6.9
2007	843,178,421	11.2	647,851	22.1	101,254,625	4.7
2008	950,144,254	12.7	731,105	12.9	102,328,098	1.1

Source: SPO
     The following table presents changes in the composition of GDP at current prices for the periods indicated:

Table No. 3

Composition of GDP by Sectors (%)
	2004	2005	2006	2007	2008
Agriculture	9.5	9.4	8.3	7.5	7.8
Industry	20.3	20.3	20.1	19.8	19.6
Mining	1.1	1.2	1.2	1.2	1.4
Manufacturing	17.4	17.3	17.2	16.8	16.1
Energy	1.9	1.8	1.8	1.9	2.1
Services	70.2	70.3	71.6	72.7	72.6
Construction	4.4	4.4	4.7	4.9	4.7
Trade	12.7	12.4	12.5	12.2	12.2
Transportation and Communication	13.6	13.7	13.7	13.9	14.2
GDP Total	100.0	100.0	100.0	100.0	100.0

Source: TURKSTAT, SPO
     The following table presents real growth in output for GDP for the periods indicated:
Table No. 4

	GDP Growth by Sector (at 1998 prices) (%)
	2004	2005	2006	2007	2008
Agriculture	2.8	7.2	1.4	-6.7	4.1
Industry	11.3	8.6	8.3	5.8	1.1
Mining	3.4	9.0	5.2	8.1	5.4
Manufacturing	11.9	8.2	8.4	5.6	0.8
Energy	7.1	14.1	8.6	6.8	3.8
Services	9.8	8.5	7.2	6.0	0.6
Construction	14.1	9.3	18.5	5.7	-7.6
Trade	12.7	8.2	5.8	5.3	-0.7
Transportation and Communications	10.7	11.7	6.8	7.1	1.6

Source: TURKSTAT
PRINCIPAL INDUSTRIES
     Turkey has a well-developed and increasingly diversified industrial sector. Since 1995, industrial production has increased primarily as a result of the expansion of domestic demand since the second quarter of 1995. In addition, decreased import costs as a result of the Customs Union with the EU and an increase in investment contributed to the rapid growth of industrial production.
     In 2004, total industrial production and manufacturing industry production increased by 9.8% and 10.4%, respectively, compared to the same period in 2003. The capacity utilization rate for Turkey’s private manufacturing sector rose to 79.9% and the industrial sector value added increased by 11.3%. In the same year, value added increased by 11.9% in the manufacturing industry, resulting mainly from the 12.8% increase in production in the private manufacturing sector. The industrial sector accounted for 20.3% of GDP and 18.4% of total civilian employment in 2004.
     The industrial sector value added increased by 8.6% in 2005. Total industrial production increased by 5.4% and the private sector capacity utilization ratio was approximately 78.9%. In the same year, value added increased by 8.2% in the manufacturing industry, resulting mainly from the 5.3% increase in production in the private manufacturing sector. The industrial sector accounted for 20.3% of GDP and 19.4% of total civilian employment (excluding construction) in 2005.
     The industrial sector value added increased by 8.3% in 2006. Total industrial production increased by 5.8% and the private sector capacity utilization ratio was approximately 79.6%. In the same year, value added increased by 8.4% in the manufacturing industry, resulting mainly from the 5.5% increase in production in the private manufacturing sector.
     The industrial sector value added increased by 5.5% in 2007. Total industrial production increased by 5.4% and the private sector capacity utilization ratio was approximately 80.8%. In the same year, value added increased by 5.6% in the manufacturing industry.
     In 2008, the industrial sector value added increased by 1.1%. In the same year, value added increased by 0.8% in the manufacturing industry. In 2008, the industrial sector accounted for 19.6% of GDP and 21% of total civilian employment.
     The following table presents industrial output for selected products for the periods indicated:

Table No. 5

	Industrial Output
		Years						% Change
	2004	2005	2006	2007	2008	2005/04	2006/05	2007/06	2008/07
	(in thousands of metric tons, unless otherwise indicated)
Mining
Hard Coal(1)	2,843	3,050	3,071	3,233	2,255	7,3	0.7	5,3	-30,3
Lignite(1)	39,223	55,626	61,006	70,618	52,778	41.8	9,7	15,8	-25,3
Crude Oil	2,276	2,281	2,175	2,134	1,437	0.2	(4.6)	(1.9)	-32,6
Manufacturing
Filtered Cigarette (tons)	106,738	104,106	128,278	119,579	81,245	(2.5)	23.2	(8.2)	-32.1
Sulfuric Acid	283	165	174	185	389	(41.7)	5.6	6.4	110.4
Polyethylene (tons)	191,683	273,588	384,565	393,890	269,004	42.7	40.6	2.4	-31.7
PVC+PCC Comp (tons)	156,584	133,266	135,097	155,014	97,176	(14.9)	1.4	14.7	-37.3
LPG (Liquified Petroleum Gas)	775	767	787	758	530	(1.0)	4.4	(3.7)	-30.0
Naphtha	1,638	1467	1,528	991	476	(10.4)	4.1	(35.1)	-52.0
Gasoline	3,575	3,734	3,761	3,805	713	4.4	0.7	1.2	-81.3
Gas Oil	7,673	7,549	7,617	7,339	4,638	(1.6)	0.9	(3.7)	-36.8
Fuel-Oil	6,979	6,389	6,192	6,024	4,126	(8.5)	(3.1)	(2.7)	-31.5
Bottles & Glass Articles	1,229	1,058	—	—	—	(13.9)	—	—	—
Crude Iron	5,836	—	—	—	—	—	—	—	—
Steel Ingot	19,859	—	—	—	—	—	—	—	—
Blistered Copper (tons)	Kas,86	—	—	—	—	—	—	—	—
Alumina (tons)	169,991	112,558	140,089	163,435	104,983	(33.8)	24.5	16.7	-35.8
Cement	38,019	41,669	47,935	49,629	35,470	9.6	15.0	3.4	-28.5
Tractor (No.)	38240,000	38,155	39,668	34,722	20,609	(0.2)	11.4	(12.5)	-40.6
Automobile (No.)	617,771	635,137	755,743	801,206	686,119	2.8	19.0	6.0	-14.4
Truck (No.)	31,125	39,324	47,911	45,234	22,524	26.3	21.8	(5.6)	-50.2
Bus and Minibus (No.)	64,006	64,230	52,347	50,056	3,047	0.3	(18.5)	(4.4)	-93.9
Energy
Electrical Energy (Millions of Kwh)	149,881	161,741	171,405	172,546	135,777	7.9	8.4	1.1	-21.3
Value Added in Industry (At 1998 Prices) (Billions of TL/Thousands of YTL)	21,803	23,680	25,650	27,131	27,432	8.6	8.3	5.5	1.1

Source: TURKSTAT, SPO

Note: The period of 2008 captured the months from January to August.

(1)	Pithead production.
ENERGY
     Geographically, Turkey is in close proximity to 72% of the world’s energy resources. In 2007, Turkey imported 74% of its total energy requirements. In 2007, petroleum imports constituted 35.5% of total energy consumption. In addition, in 2007, Turkey imported 14.3 million metric tons oil equivalent of coal and 33.1 million metric tons oil equivalent of natural gas.
     In 1989, approximately 64% of Turkey’s crude oil imports came from Iraq. Following the UN’s embargo on Iraq, Turkey met its oil import needs from other sources, principally Saudi Arabia and Iran, although the cost (including transportation costs) of such imports increased substantially. After 1995 and until the US-led invasion in 2003, Iraq was permitted to sell a limited amount of oil in exchange for food, medicine and other humanitarian products. In 2007, 4.2% of Turkey’s crude oil imports originated from Iraq, compared to 3.8% in 2006.
     The following table presents Turkey’s oil imports by sources for the years indicated:

Table No. 6
Oil Imports (million tons)

	2003	2004	2005	2006	2007	2008

Iraq	1,255	1,389	976	539	892	1.7
Iran	7,029	5,968	6,887	8,535	8,927	7.9
Libya	4,580	4,906	4,540	4,310	279	—
Saudi Arabia	3,868	3,450	3,494	3,488	3,285	3.4
Russia	4,565	6,334	6,997	6,800	9,312	7.1
Syria	1,430	1,029	324	—	244	0.5
Algeria	240	397	—	—	—	—
Egypt	74	—	—	—	—	—
United Arab Emirates	—	—	—	—	—	—
Tunisia	43	—	—	—	—	—
Azerbaijan	33	28	141	85	—	—
Georgia	—	29	31	—	—	—
Kazakhstan	22	150	—	—	115	—
Italy	395	150	—	30	392	—
Others	563	—	—	—		1.2

Total Crude Oil Imports	24,096	23,830	23,390	23,787	23,446	21.8
Petroleum Products Imports	8,111	9,715	10,404	11,811	13,018	13.6

Source: Ministry of Energy and Natural Resources (MENR)
     Energy development and power generation have been priority areas for public investment. In particular, Turkey is developing hydroelectric sources and embarked on a power and irrigation project (known as “GAP”) in Southeastern Anatolia in the early 1980s. The project region covers an area of 27,340 square miles, which corresponds to 9.5% of the total area of Turkey. GAP is a combination of 13 major installations primarily for irrigation and hydroelectric power generation. The project includes the construction of 22 dams and 19 hydroelectric power plants on the Euphrates and the Tigris rivers and their tributaries. It is planned that upon completion of GAP, approximately 1.8 million hectares (4.5 million acres) of land will be irrigated, and its power generating capacity will be approximately 7,500 MW (megawatt). The total cost of GAP is expected to be $24.5 billion (excluding expropriation and overhead costs). The installed capacity of GAP hydropower plants in operation was 5518 MW as of December 31, 2007 (74% of the total installed capacity of GAP). In addition, as of December 31, 2007, approximately 15% of the total irrigation was completed, 6% was under construction and 79% was at the planning and final design level.
     Market Reform and Restructuring
     Turkey has achieved significant progress in establishing competitive market structures in the energy sector by increasing overall economic efficiency and encouraging new entry and investments since 2001. The Energy Market Regulatory Authority (“EMRA”), established in 2001, regulates the electricity, natural gas, petroleum and LPG markets as per the provisions of the Market Laws. Independent market regulation and supervision, as provided by EMRA, is intended to ensure a sufficient supply of quality, low cost energy in a reliable manner.
     Natural Gas
     Natural gas has been used extensively for power generation in Turkey since the late 1980s. Turkey is utilizing natural gas to an increasing extent, both from its own reserves and from abroad, having established long-term purchase contracts with the Russian Federation, Algeria, Nigeria, Iran and Azerbaijan and also buys spot liquified natural gas (“LNG”) from the market during the winter season in order to maintain a supply-demand balance. Turkey has very limited domestic gas reserves and national gas production represents approximately 2.4% of the total domestic demand . Consequently, nearly 97.6% of natural gas demand is satisfied by the Petroleum Pipeline Corporation of Turkey (BOTAŞ), which is Turkey’s main natural gas importer. At present, BOTAŞ has 8 long-term sale and purchase contracts with 6 different supply sources.

     In 2007, primary natural gas supply amounted to 36.7 bcm (billion cubic meters) or approximately 31.5% of Turkey’s total energy supply. By the end of 2007, plants fired by natural gas represented 35.7% of the total installed capacity and 49.6% of Turkey’s total power generation. Distribution is carried out by local distribution companies. At present, 63 cities are supplied with natural gas as of 2008.
     In order to diversify the natural gas supply sources and increase the supply security of Turkey, Turkey and Algeria entered into a 20-year term LNG (liquified natural gas) Purchase Agreement in 1988. In 1995, an amendment to the agreement with Algeria was signed to increase the import volume from Algeria from 2 bcm to 4 bcm. In addition, BOTAŞ and Nigeria signed an LNG Sale and Purchase Contract in 1995 for 1.2 bcm of natural gas equivalent of LNG. Turkey and Iran entered into a Natural Gas Sale and Purchase Agreement in 1996 for the supply of 10 bcm of Iranian natural gas to Turkey. Turkey entered into a Natural Gas Sale and Purchase Contract with Turkmenistan in 1999 for the supply of 16 bcm of Turkmen gas to Turkey but the project has not been put into operation yet. A Natural Gas Sales and Purchase Contract between Turkey and Azerbaijan was signed in 2001 for the supply of 6.6 bcm of Azeri gas to Turkey.
     A Natural Gas Sales and Purchase Agreement for the delivery of 4 bcm Egyptian natural gas to Turkey by an offshore pipeline was initiated with Egypt in 2001. The Egyptian Government planned to supply natural gas to Turkey under “The Arab Natural Gas Pipeline Project”. Turkey also has an agreement for transporting 10 bcm of Iraqi natural gas to Turkey after the development of the gas fields in Iraq. Due to the UN embargo on Iraq and prevailing political uncertainties in Iraq, it was not possible to attain desired progress in the Project. Currently, the Project is being evaluated in order to supply natural gas to Europe via Turkey.
     In 2008, Turkey imported 22.96 bcm of natural gas from the Russian Federation and 4.1 bcm of natural gas from Iran. Turkey also imported 4.1 bcm and 1 bcm of natural gas equivalent of LNG from Algeria and Nigeria, respectively.
     Recent analyses suggest that natural gas demand will increase parallel to the growth expected in primary energy demand. Forecasts currently indicate that the demand for natural gas will reach 44.5 bcm in 2010 and 66.6 bcm in 2020.
     Turkey’s domestic natural gas transmission system is approximately 10,250 km in length. The length of the national transmission network is planned to reach approximately 12,024 km, enabling the delivery of natural gas to all city centers by end of 2009.
     The Natural Gas Market Law was enacted on May 2, 2001 to foster competition in the natural gas sector. Pursuant to the Law, the BOTAŞ monopoly structure will be gradually decreased; supply, transmission and distribution activities in the natural gas market will be organized; and current legislation and applications will be harmonized with EU regulations.
     In the framework of the Natural Gas Market Law, six separate tenders for partial transfer of the existing natural gas sale and purchase contracts with all its rights and obligations were realized on November 30, 2005 and four offers for the 4 bcm/year of the Natural Gas Sales were received. The contract release procedure for four tenders for the transfer of the 4 bcm /year natural gas of the Natural Gas Sales and Purchase Contract 18.02.1998 which was signed with the Gazprom Export LLC was completed as of April 2009.
     Restructuring the Electricity Sector
     Significant steps have been made towards a fundamental restructuring of the electricity sector. The Electricity Market Law came into effect in March 2001, with the objective of developing a transparent and competitive electricity market, achieving stability of supply, and ensuring high quality and inexpensive electricity. The most important aspect of the restructuring is the central role of competition in ordering the market. The law provides a framework for the establishment of institutions and provides the following structural regulations:
     • Creates a new independent Energy Market Regulatory Authority (“EMRA”), governed by the Energy Market Regulatory Board, which is responsible for regulatory functions such as licensing, supervising, tariff setting and market monitoring.

     • Requires participants in defined market segments (generation, transmission, distribution, wholesale (trading) and retail) to be licensed by the EMRA. It also requires that separate accounts be maintained for each licensed activity and location, each with specific rights and obligations.
     • Requires bilateral contracting between market participants, thus implying a residual balancing mechanism to operate the transmission system; with compulsory pool type wholesale markets excluded.
     • Provides competition, since March 2003, for consumers directly connected to the transmission system or with annual consumption of more than 9 GWh (Gigawatt Hour). This eligibility threshold was re-determined in January 2005 as 6 GWh, in January 2007 as 3 GWh ,in January 2008 as 1.2 GWh and in January 2009 as 0.48 GWh. A 100% threshold is expected by 2011.
     • Provides for non-discriminatory and regulated third party access to the electricity grid and distribution system.
     The electricity sector in Turkey was dominated by two state-owned companies, the Turkish Electricity Generation and Transmission Company (“TEAS”) and the Turkish Electricity Distribution Company (“TEDAS”). Further structural separation of TEAS into three separate companies covering generation, trading and transmission activities was implemented on October 1, 2001. The companies, Turkish Electricity Transmission Corp. (“TEIAS”), Electricity Generation Corp. (“EUAS”) and Turkish Electricity Trading and Contracting Corp. (“TETAS”) are now legally in operation.
     Several models such as the Build-Operate-Transfer (the “BOT Model”), the Build-Own-Operate (the “BOO Model”) and, the Transfer of Operating Rights (the “TOOR Model”) were developed previously to provide effective means to attract foreign and domestic investment. There are 24 plants in operation based on the BOT Model with total capacity of 2449 MW, whereas approximately 6102 MW of capacity was built through the BOO Model. Two plants comprising a total of 650 MW of capacity are producing electricity based on the TOOR Model. However, the desired outcome was not obtained through application of these models and they were abolished pursuant to the provisions of the new Electricity Market Law, which envisages a competitive electricity market.
     Auto-production is related to Law No. 3096 by Decree No. 85/9799 which allows the MENR to grant permission for industrial plants, residential complexes with more than 5000 dwellings, five star hotels, industrial zones, universities and municipal institutions to generate their own electricity. Currently, approximately 195 auto-producer plants generate an annual power output corresponding to approximately 8% of Turkey’s total electricity generation and 50 Independent Power Producers (“IPP”) generating 23500 MWh which constitutes approximately 12 % of Turkey’s total electricity generation.
     Turkey consumed 198.1 billion kilowatt-hours (kWh) of electricity in 2008. Installed capacity has reached approximately 41.8 GW (Gigawatt). While determining the demand series for the short to medium term, it is expected that the electrical energy demand will decrease by 2% in the year 2009, and because of the effect of the economical crisis the increase of electrical energy demand is expected to be low in the years of 2010 and 2011. For years after 2011 significant growth rates in demand (6-7% per annum) is expected, which implies the need for substantial new capacity to ensure security of supply.
     With the enactment of the Electricity Market Law, incentives for the development of renewable energy have been promoted. In this context, a separate Law was enacted in May 2005 to promote renewable-based electricity generation within the market. The Law introduces feed-in tariffs and purchase obligations for distribution companies from certified renewable energy producers. However, the feed-in tariff system is only a transition scheme and market-based mechanisms are expected to be used eventually. Supporting mechanisms such as feed-in tariffs and purchase obligation are defined in the Law, in conformity with EU legislation and practice. These mechanisms are envisaged to facilitate the development of power plants based on renewable energy sources particularly small hydros and wind plants. In this context, a crucial number of investors applied to EMRA to get licenses especially for the small hydro and wind plants. Draft amendment to the Renewable Energy Law was under the agenda of General Assembly. According to this Draft Law different feed-in tariffs will be applied for different renewable energy sources. Furthermore, a $200 million Renewable Energy Project Loan provided by the World Bank was signed in May 2004 and is available for investors seeking to generate electricity from renewable energy sources. In addition to Renewable Energy Project Loan, a $500 million loan and a $100 million loan (Clean Technology Fund) was offered by World Bank in order to support the investors to construct generation plants with renewable energy resources. The investors who are going to construct power plants using hydro, wind, solar, geothermal and other renewable energy resources, can apply to use this loan through Turkish Industrial Development Bank and Turkish Development Bank.
     “The Law of Geothermal Resources and Spring Waters” which is Turkey’s other action taking place in the International Action Program has been enacted. With this law it is aimed to supply the investigation, exploration, development, production, and protection of geothermal resources in a sustainable and effective manner. Integrated use of geothermal, re-injection of geothermal after usage for the efficiency and protection of environment will be regulated.
     The current structure resulting from efforts to increase private sector participation in the power sector is a critical issue at the current stage of the transition to a fully competitive market framework. Studies on privatization are underway and the privatization process regarding the distribution sector has been started. In this context, the tender procedure for the privatization of four electricity distribution company was completed in 2009. Studies regarding the privatization of generation companies are ongoing by Privatization Agency (“PA”) in coordination with the Ministry. Transmission ownership and market operation functions are expected to remain under Government control through the Turkish Electricity Transmission Co. (“TEİAŞ”), as a result of the monopolistic nature of the transmission activity.
          Moreover, the Law on Construction and Operation of Nuclear Power Plants and the Sale of the Energy (no. 5710) was enacted in the Official Gazette on November 21, 2007 and sets the rules for the construction and operation of nuclear power plants and the sale of the energy generated. The main purpose of this Law is to support the investments in nuclear power plants in Turkey. The Law introduces a contest procedure that will enable implementation of energy purchase agreement between the generator that becomes entitle to get generation license and the stated owned wholesale company TETAS (Turkey Electricity Trading and Contracting Inc.) for a maximum period of 15 years. The purchased amount will be distributed to legal entities having wholesale and retail licenses with bilateral agreements. This incentive mechanism is considered as an important tool for potential investors to take part in nuclear power plant projects.
          A By-Law regarding the Principles, Procedures, and Incentives for the Contracts and the Contest which will be made within the context of Law on the Construction and Operation of Nuclear Power Plants and the Sale of the Energy was enacted in the Official Gazette on March 19, 2008. Immediately after, the contest announcement concerning Construction and Operation of Nuclear Power Plants and the Sale of the Electrical Energy to TETAS was published in the Official Gazette on March 24, 2008.
          According to the Law and By-Law, the contest was performed by TETAS on September 24, 2008. There was only one bidder. After the technical details was evaluated and accepted by TAEK, the last envelope regarding the price was opened on January 19, 2009 by TETAS. The evaluation process is still ongoing.
          Furthermore, Turkey also acknowledges the need to reduce the energy dependency and to improve energy efficiency. The Energy Efficiency Law (Law No. 5627) has been enacted and published in the Official Gazette on May 2, 2007. In this context, several programs aimed at improved energy efficiency are ongoing, while legislative studies are underway with the objective of enhancing the efficient use of energy and energy resources so as to reduce the burden of energy costs on the economy.
          Electricity Market and Security of Supply Strategy Paper was approved by High Decision Council on May 18, 2009 for the purpose of development of a well-functioning market in electricity sector. The Strategy Paper draws a road map for essential elements for ensuring security of supply and enhancing competitiveness in the rapidly growing electricity market of Turkey.
          According to the Strategy Paper, share of electricity produced from renewable sources in total electricity generation mix is projected to be at least 30% by 2023. In this scope, remaining hydro potential which could be exploited technically and economically will be utilized to generate electricity energy. Installed wind power capacity is estimated to reach 20000 MW by 2023. Utilization of geothermal and solar resources will be extended significantly in electricity generation.
          The Strategy Paper states that new interconnection lines will be set up and capacity of existing interconnection lines will be upgraded so as to advance electricity import and export potential with neighboring countries.

     Electricity Interconnections:
     Turkey already has the following existing interconnections with neighboring countries:
     • Bulgaria: two interconnections, each 400 kV (kilovolt)
     • Azerbaijan (Nahcievan): one interconnection 154 kV
     • Iran: two interconnections, one at 400 kV (currently operated at 154 kV) and the other at 154 kV
     • Georgia: one interconnection at 220 kV; a 400 kV Tie Line and DC Back to Back Station at Akhaltskhe SS is under consideration
     • Armenia: one interconnection at 220 kV (which is not currently functioning because the 220/154 kV transformer in Kars (Turkey) has been removed)
     • Syria: one interconnection at 400 kV
     • Iraq: one interconnection at 400 kV (currently operated at 154 kV); second 400 kV line is under construction
     • Greece: one interconnection at 400 kV
     Although Turkey is connected to these countries, none of the interconnectors can be operated with a synchronous parallel mode of operation. The synchronization of the Turkish power system with neighboring countries in the East and Southeast is not possible at this time for technical reasons. However, technical research for the synchronization of the Turkish power system under the Union for the Coordination of Transmission of Electricity (“UCTE”) through interconnectors with Greece and Bulgaria have been finalized. The isolated test for minimum and peak load conditions and the synchronous trial parallel operations with the ENTSO-E (European Network Transmission System Operator for Electricity) Continental Europe system are expected to take place by the end of 2009 and first quarter of 2010 respectively.
     In addition to technical problems, it is unlikely that the Turkish power system will synchronize with any of its Eastern and Southeastern neighbors except Syria because the ENTSO-E has very strict rules for the extension of the interconnected network. The synchronization of the Turkish and Syrian power systems is within the scope of the Mediterranean Electric Ring (“MEDRING”) study, which is being undertaken with the financial support of the EU, and is designed to investigate the synchronization of all power systems in the vicinity of the Mediterranean.
     If the outcome of the MEDRING study is positive and the ENTSO-E approves it, synchronization in Turkey may be possible in the future.
     Because of the lack of synchronicity among the Turkish Power System and the Neighboring Countries Power Systems, according to the technical aspects of Import-Export Regulation, it is only possible to operate the Turkish electricity system together with the electricity systems of the other countries as follows:
     Import:
     • Synchronized parallel operation, or
     • Directed unit mechanism is in compliance with the Grid Code and/or Distribution Regulation
     • A synchronized parallel (DC) operation
     • Isolated Region Operation
     Export (in addition to the above conditions):
     • Isolated Region Operation

     According to a recent Strategy Paper, electricity transmission connections with neighboring countries being ENTSO-E non-member will be realized essentially by using asynchronous parallel (DC) operation method. Until required asynchronous (DC) facilities for electricity transmission connection with the neighboring countries are established, electricity exchange could be realized by the other connection methods.
     Currently:
     • 450 million kWh of energy is imported at 70 MW peak power from Turkmenistan to Turkey via Iran through the 400 kV Iran (Khoy)-Baskale (Turkey) interconnection line in 2008 (the quantity in the Agreement is 600 million kWh/year).
     • 94 million kWh/year of energy was imported at 15-17 MW peak power from Turkey to Nahcievan through the 154 kV Igdir (Turkey)-Babek (Nahcievan) interconnection line in 2008 (this quantity is for the compensation of before exported energy).
     • Approximately 912 million kWh/year of energy is exported at 250 MW peak power from Turkey to Iraq through the 400kV Turkey (PS3)-Iraq (Zakho) interconnection line which is energized at 154 kV in 2008 (the quantity in the Agreement is 1.4-1.5 billion kWh).
     • From the beginning of August 2009, via Birecik (Turkey)-Aleppo (Syria) interconnection line, 250 MW peak power, (4,5-5 million kWh in daily) is importing from Turkey to Syria (the annual quantity in the is 1.4 billion kWh).
     Crude oil and natural gas pipelines and pipeline projects
     As the energy bridge between the East and West, Turkey has already completed various regional and inter-regional interconnection projects and promotes some others to meet its own energy demand and to serve as an important actor in the transportation of hydrocarbons.
     As an economically feasible and environmentally sound project for the transportation of crude oil produced mainly in the Azeri-Chirag-Guneshli offshore fields of Azerbaijan developed by AIOC, the Baku-Tbilisi-Ceyhan Crude Oil Pipeline is under the sponsorship of a group of petroleum companies (currently BTC Co., formerly known as MEP Participants) led by BP Exploration (Caspian Sea) Ltd. Other current shareholders are SOCAR, Unocal BTC Pipeline Ltd, Statoil BTC Caspian As, TPAO, ENI, TotalFinaElf, Itochu Oil Exploration (Azerbaijan) Inc., INPEX, ConocoPhillips, and Amerada-Hess (“BTC”) Ltd. The Intergovernmental Agreement among The Azerbaijan Republic, Georgia and the Republic of Turkey and the Host Government Agreements between the governments of Azerbaijan, Georgia, Turkey and the MEP Participants, constitute the legal framework for the project.
     Since June 4, 2006, the BTC pipeline has been in commercial operation. As a result of tremendous efforts exerted to complete the pipeline, initial oil supplies reached Ceyhan Marine Terminal (CMT) on May 28, 2006 and the line was commercially commissioned as the first tanker on June 4, 2006. Moreover, the BTC is started to transport the Kazakh oil to world markets since October 2008, following the agreement between Azerbaijan and Kazakhstan, signed on June 17, 2006.
     Provisional acceptance of the Project was given on July 28, 2006 and 245 million barrels of oil were transported in 2008. The BTC Pipeline, as the pioneer of the east-west hub to connect energy supplies in the Caspian region and Central Asia to Western markets, has a capacity of 50 million tons of crude oil per annum and is expected to remain operational for 40 years with possible extensions of two subsequent 10 year periods. In view of the successful operation of the pipeline, the current nominal 1 million barrel per day capacity, which has been reached in late June 2008, of the BTC is considered to be increased successively to 1.2 and 1.6 million barrels per day.
     The South Caucasus Natural Gas Pipeline (SCP) in parallel with the BTC Pipeline is the first pipeline carrying Caspian gas to Europe. SCP represents the opening of the fourth natural gas artery for continental Europe and beyond. This line is carrying gas produced in Azerbaijan via Georgia to Turkey. The construction works of the Baku-Tbilisi- Erzurum BTE (South Caucasus Pipeline) Natural Gas Pipeline was completed on November 26, 2006 and the line became operational on July 2, 2007.

     The EU Commission has assessed the strategic potential of Turkey in transporting oil and gas to European markets. The framework of the EU program is anticipated to initiate activities for a gas pipeline between Turkey and Greece with the objective of establishing the South European Gas Ring which would allow for the resources of the Caspian basin, Russia, the Middle East, Southern Mediterranean countries and other international sources to flow through Turkey to European markets.
     As the first step of the South European Gas Ring Project, the Interconnector Turkey-Greece (“ITG”) project was started in July 2000. The economic feasibility study of the Project was completed in March 2002. The EU Commission agreed to finance 50% of the cost of engineering and studies of the Interconnector Turkey-Greece Project. The Grant Agreement was signed in December 2002. The Intergovernmental Agreement was signed on February 23, 2003 and the Natural Gas Sale and Purchase Agreement was signed on December 23, 2003. Engineering studies of the Turkish section were completed at the end of 2003. The land acquisition and construction phase started on July 3, 2005. Following the completion of the pipeline, the first gas delivery to Greece is due start in late September 2007. The interconnection line between the two countries is expected to be extended to Europe through multiple routes.
     The studies between BOTAŞ, the Italian firm EDİSON and DEPA have been started in order to expand the Turkey-Greece Natural Gas Pipeline Project to Italy, by a pipeline passing through the Adriatic Sea. The Interconnector Turkey-Greece Project will likely become the Interconnector Turkey-Greece-Italy Project in the near future. Feasibility studies regarding the connection to Italy were completed. The agreement was signed on December 31, 2006 by DEPA and EDISON for the investment in the Adriatic Sea. The trilateral intergovernmental agreement (IGA) was signed for the Interconnector Turkey-Greece-Italy (ITGI) on July 26, 2007. The line is expected to be operational in 2012 with a natural gas flow of 6 bcm. Such gas flow is expected to be increased to 11.6 bcm in 2014.
     A route, which is planned to pass through Bulgaria, Romania, Hungary and Austria (the NABUCCO Project), will be another of Turkey’s transport routes to Europe. To this end, BOTAŞ of Turkey, OMV Gas of Austria, MOL of Hungary, Transgaz of Romania and Bulgargaz of Bulgaria (Nabucco Consortium) have signed the Cooperation Agreement in October 2002 in Vienna to start technical and financial studies. Technical and economical feasibility studies of the NABBUCO Project were completed at the end of 2004 with the financial support of EU TEN Funds.
     In January 2008, Nabucco Consortium appointed the British Penspen-Group as the owner’s engineer for coordinating the entire detailed technical planning for the pipeline project. The RWE Midstream GmbH has joined the project on February 5, 2008 as sixth equal shared partner. After the successful negotiation period, which was started on January 22, 2009 in Brussels, the Intergovernmental Agreement has been signed on July 13, 2009 in Ankara. Also the negotiations of the Project Support Agreement, which is planned to be concluded in six months, are started immediately after the signature of the IGA. The project is expected to ultimately transport up to 31 bcm of natural gas from sources to the east of Turkey, especially the Caspian Region and the Middle East through the transit countries of Bulgaria, Romania and Hungary. The total length of pipeline is expected to be approximately 3,300 km. The pipeline is expected to be operational by 2014.
     Upon the realization of the Turkey-Greece-Italy and NABUCCO natural gas pipeline projects, Turkey will become the fourth artery in EU gas supplies.
     The Arab Natural Gas Pipeline Project, which might be of significance both for Turkey’s and EU’s supply security, is worth mentioning. Syria started getting Egyptian gas by July 2008. At present, the pipeline has already reached the Homs city of Syria and the network of Turkey and Syria will have been linked with the construction of the remaining 230 kilometers.
     An MoU dated August 20, 2009 was signed between Turkey and Syria to form a Joint Working Group for interconnecting their natural gas grids. It refers selling gas to Syria from Turkey, transiting gas to Syria via Turkey, transiting gas to other Arab Countries via Syria, transiting Egyptian gas to Turkey via Syria and delivering future Syrian gas to Turkey.
     In addition to the current oil pipeline, in order to transport oil extracted from the Black Sea, Caucasus and Caspian region to the Mediterranean a new oil pipeline, named Samsun – Ceyhan is planned for construction. Moreover the Project aims to ease the traffic in the Turkish Straits which has been reached the maximum capacity for safe transportation.

     The license of Samsun-Ceyhan Oil Pipeline was granted to the Çallk Energy Cooperation. The license was approved by the Council of Ministers on April 10, 2006. Eni International B.V. became a partner to 50% of the pipeline on November 17, 2006. The pipeline has a 55 million ton/year capacity, (maximum 70 million ton/year) and its length is 660 km.
     In the Ceyhan Region where the pipeline specified above ends, studies on the construction of a refinery, LNG and Petrochemical industry facilities under the framework of the pipeline are currently ongoing. With the publication of the Council of Ministers decree in the Official Gazette on October 17, 2007, Ceyhan was declared as the Specific Energy Region.
     On top of all above, Russia and Turkey have signed two protocols on August 6, 2009 one of concerning gas and the other one concerning petroleum issues. According to the protocols the parties agreed:
•	to extend the Natural Gas Sales and Purchase Agreement dated February 14, 1986;

•	that Turkey would provide the permits for maritime reconnaissance and environmental survey along the route of the South Stream Gas Pipeline for its construction within the exclusive economic zone of Turkey in Black Sea;

•	to facilitate expanding the existing and constructing the new pipelines (including but not limited to Blue Stream 2) to transport Russian gas via Turkey to other destinations; and

•	to work on allocation of throughput and transportation capacities ensuring the realization of the Samsun-Ceyhan Crude Oil Pipeline Project.
     The following table presents Turkey’s energy supply (by resource) for the years indicated:

Table No. 7

		Coal (2)		Oil		Hydro		Gas		Other		Electricity		Toplam
		(mtoe) (1)	(%)	(mtoe)	(%)	(mtoe)	(%)	(mtoe)	(%)	(mtoe)	(%)	(mtoe)	(%)	(mtoe)	(%)
Production	2003	10.78	12.86	2.49	2.97	3.04	3.62	0.51	0.61	6.96	8.31			23.78	28.37199
	2004	10.53	11.99	2.39	2.72	3.96	4.51	0.64	0.73	6.80	7.75			24.33	27.707
	2005	11.21	12.31	2.40	2.63	3.40	3.74	0.82	0.90	6.72	7.38			24.55	26.95529
	2006	13.09	13.13	2.28	2.29	3.89	3.90	0.84	0.84	6.48	6.51			26.58	26.67525
	2007	14.80	13.75	2.24	2.08	3.22	2.99	0.83	0.77	6.37	5.92			27.45	25.50874
Import	2003	12.19	14.54	34.00	40.56			18.95	22.61			0.10	0.12	65.24	77.83
	2004	12.68	14.43	35.33	40.24			19.84	22.59			0.04	0.05	67.89	77.30
	2005	13.38	14.70	35.52	39.00			24.11	26.47			0.05	0.06	73.06	80.23
	2006	15.04	15.09	37.36	37.49			27.97	28.07			0.05	0.05	80.42	80.71
	2007	16.14	15.00	38.23	35.52			33.17	30.82			0.07	0.07	87.61	81.40
Export (3)	2003	0.00	0.01	4.68	4.81			0.00	0.00			0.05	0.06	4.09	4.88
	2004	0.00	0.00	4.55	4.47			0.00	0.00			0.10	0.11	4.02	4.58
	2005	0.00	0.00	5.64	5.51			0.00	0.00			0.15	0.17	5.17	5.68
	2006	0.00	0.00	6.97	6.40			0.00	0.00			0.19	0.19	6.57	6.60
	2007	0.00	0.00	6.78	6.21			0.03	0.03			0.21	0.19	6.93	6.43
Net Stock	2003													-0.55	-6.55
	2004													0.11	1.25
	2005													-0.73	-8.07
	2006													-0.44	-4.43
	2007													-0.41	-3.79
Statistical Error	2003													0.09	0.103608
	2004													0.14	0.163293
	2005													-0.01	-0.00741
	2006													0.25	0.247875
	2007													-0.02	-0.01504
Total Supply	2003	20.82	25	31.81	38	3.04	4	19.45	23	8.67	10	0.05	0.06	83.83
	2004	22.09	25	32.92	37	3.96	5	20.43	23	8.48	10	-0.06	-0.07	87.82
	2005	22.16	24	32.19	35	3.40	4	24.73	27	8.70	9	-0.10	-0.11	91.07
	2006	26.17	26	32.55	33	3.89	4	28.87	29	8.31	8	-0.14	-0.14	99.64
	2007	29.13	27	33.31	31	3.22	3	33.95	32	8.15	7	-0.13	-0.12	107.63

(1)	Million metric tons of oil equivalent. Calorific unit of energy is taken as 860 kcal/10 kWh.

(2)	Includes coke and petrocoke

(3)	Includes marine bunkers.
Source: MENR
AGRICULTURE
     Although the relative role of agriculture in Turkey’s economy has declined over the last decade, it remains important in terms of the relatively high number of employees in this sector. Moreover, agriculture plays an important role in supplying products to, and creating demand for, products of other sectors. Turkey’s principal agricultural products include wheat, sugar beet, barley, tobacco, grapes, figs, citrus fruits, olives, hazelnuts and tea.
     Agriculture is one of the sectors that was targeted for structural reform under the Stand-By Agreement with the IMF and assistance from the World Bank. Agricultural sector changes in 1999 significantly affected pricing policy, support purchases and subsidies.

Within this framework, indirect support policies (price and input subsidies) were phased out at the end of 2002 and replaced with direct income support (DIS) program.
     These changes are supported by the implementation of a farmer registry and improving cadastrals works in the agriculture sector through a project named Agricultural Reform Implementation Project (“ARIP”) which was extended in 2006 to include direct income support and also a new Rural Development Programme and a wider set of investment support activities. A new Agricultural Law was also enacted in the course of 2006 to implement the Government’s “Agricultural Policy Paper 2006-10” adopted in 2005, which is intended to bring Turkey’s agricultural policies more in line with those of the European Union in addition to institutionalizing the newly started DIS payments.
     DIS payments are received by farmers registered in the Farmer Registration System, which began in 2001. In this framework, DIS and other area-based payments accounted for approximately 46% (in monetary terms) of the total budgetary transfers to agricultural producers in 2005. DIS and other area-based payments totaled TL2.3 billion, TL2.6 billion, TL2.4 billion and TL2.7 billion for the years 2004, 2005, 2006 and 2007 respectively. In 2008 the amount of payments for each unit of hectare was decreased to YTL7 which is less than the amount paid in 2001 and the total DIS and other are-based payments totalled TL2.5 billion. DIS payments are expected to be abolished and production based supports are expected take place in 2009.
     In 2008, agricultural value added increased by 4.1%, compared to a 6.7% decrease in 2007 (in 1998 prices). Agriculture accounted for approximately 7.8% of GDP and 23.7% of civilian employment in 2008.
     Although agricultural production in Turkey is generally less efficient than elsewhere in Europe, Turkey is largely self-sufficient in foodstuffs. Moreover, there have been significant improvements in the quality and productivity of its crops. These crops, such as barley, wheat, maize and soya, have become more readily marketable and are relatively easy to store.
     Upon completion of the GAP project, with a renewed action plan prepared in May 2008, a total of approximately 1.8 million hectares (4.5 million acres) of land are expected to be irrigated. See “Economy-Industry-Energy.”
     The following table presents Turkey’s agricultural output (by crop) for the years indicated:
     Table No. 8

	Agricultural Output
	Annual						Percentage Change
	2004	2005	2006	2007	2008		2005/04	2006/05	2007/06	2008/07
		(in thousands of tons)						(percentage)
Cereal
Wheat	21,000	21,500	20,010	17,234	17,782		2.4	7.0	13.9	3.2
Barley	9000	9,500	9,551	7,306	5,923		5.6	0.1	23.5	-18.9
Maize	3,000	4,200	3,811	3,535	4,274		33.3	8.3	7.2	20.9
Pulses
Lentils	540	570	623	535	131		8.3	12.5	(7.7)	-75.5
Chick Peas	620	605	552	505	518		(2.4)	(8.8)	(19.9)	2.6
Dry Beans	250	210	196	154	155		(16.0)	(7.2)	(8.4)	0.6
Industrial Crops
Sugar Beet	13,517	15,181	14,452	12,414	15,488		6.8	(4.8)	(14.1)	24.8
Cotton	935	863	976	867	673		2.7	(2.2)	-11.2	-22.4
Tobacco	133	135	98	74	100	*	(5.8)	(20.2)	(18.5)	35.1
Oil Seeds
Cotton	1,519	1,376	1,573	1,407	1,146		(6.2)	13.7	(10.5)	-18.6
Sunflower	900	975	1,118	854	992		5.6	11.6	(7.7)	16.2
Groundnut	80	85	77	86	85		6.3	(1.2)	(23.6)	-1.2
Tuber Crops
Potatoes	4,800	4,090	4,397	4,246	4,225		(12.5)	0.7	(3.4)	-0.5

	Agricultural Output
	Annual					Percentage Change
	2004	2005	2006	2007	2008	2005/04	2006/05	2007/06	2008/07
		(in thousands of tons)					(percentage)
Dry Onions	2,040	2,070	1,765	1,859	2,007	0.5	(14.6)	5.3	8.0
Fruit Bearing Vegetables
Watermelons and Melons	5,575	5,795	5,570	5,457	5,752	2.2	(2.2)	(2.1)	5.4
Tomatoes	9,440	10,050	9,854	9,945	10,985	1.7	2.1	0.9	10.5
Fruits and Nuts
Grapes and Figs	3,775	4,135	4,290	3,822	4,123	16.0	(9.3)	(5.6)	7.9
Citrus Fruits	2,707	2,913	3,220	3,064	3,026	(4.4)	18	(2.1)	-1.2
Hazelnuts	350	530	661	530	800	51.4	22.6	(19.8)	50.9
Apples	2,100	2,570	2,002	2,457	2,504	21.4	(18.4)	22.8	1.9
Olives	1,600	1,200	1,766	1,075	1,464	(46.9)	107.8	(39.1)	36.2
Tea	1,105	1,192	1,121	1,145	1,100	4.1	(2.5)	2.2	-3.9
Value Added in Agriculture (at 1998 prices, billion TL/thousand YTL))	8,929	9,570	9,700	9,046	9,416	7.2	1.3	-6.7	4.1
Source: TURKSTAT
Note: (*) Data is provisional
SERVICES
     The services sector, which accounted for approximately 72.6% of GDP in 2008 (compared to 72.7% of GDP in 2007) and 54.5% of total civilian employment in 2008, is composed of a wide range of activities including construction, wholesale and retail trade, tourism, transport and communications, as well as finance and commerce, health, education and social services. In 2008, value added in the services sector increased by 0.6%, compared to a 6% increase in 2007. The decrease in the rate of increase in services sector was attributable to current global economic crisis and its impact on trade and construction sectors.
     Trade
     In 2008, wholesale and retail value added increased by 5.5% and accounted for 12.1% of GDP as a result of increases in domestic demand and output. The trade value added decreased by 0.7% in 2008, which was 12.2% of GDP.
     Tourism
     Tourism has become a major growth sector in Turkey’s economy, has contributed significantly to foreign exchange earnings, and has generated demand for other activities including transportation and construction. Government policy has been to support and promote growth in the tourism sector in Turkey by expediting improvements in infrastructure and by facilitating private investment in this sector, including both foreign and domestic investment.
     In 2004, tourism revenues increased to $15.9 billion (5.3% of GDP) and the number of foreign visitors increased by 25.7%. In 2005, tourism revenues increased to $18.2 billion and the number of foreign visitors increased by 20.4% to 21.1 million visitors. In 2006, tourism revenues decreased to $16.9 billion and the number of foreign visitors decreased by 8.8% to 19.3 million visitors. In 2007, tourism revenues increased to $18.5 billion and the number of foreign visitors increased by 41.2% to 27.2 million visitors. In 2008, tourism revenues increased to $22 billion and the number of foreign visitors increased by 13.6% to 30.9 million.
     The following table presents overall tourist arrivals, receipts and the percentage change in receipts for the years indicated:
Table No. 9

	Tourism
Year	Total Arrivals	Total Receipts	% Increase in Total Receipts
	(in thousands)	(in millions of US dollars)	(percentage)
2004	17,548	15,888
2005	21,125	18,152	14.2
2006	19,276	16,853	-7.2
2007	27,215	18,487	9.7
2008	30,929	21,951	18.7

Source: SPO

Transport and Communications
     Modernization of transport and communications has been a priority of the public sector in the past decade, and since 1996 this sector has received, on average, approximately 35% of total public sector investment.
     Including private sector investments in transport, approximately 26% of gross fixed capital formation has been allocated to transportation and communication since 1996.
     Major projects have included the construction of motorways, the modernization of the Turkish Airlines fleet, the expansion of airports and air traffic control systems, railway improvement, and the continuing improvement of road standards to higher load/axle capacity in intensive traffic areas.
     The Turkish telecommunications sector was liberalized in 2004 and the sector is open to competition. Several new operators have entered the market since then and various legal regulations regarding electronic communications were enacted. With respect to Turk Telekom, the incumbent operator in Turkey, 55% of shares were privatized via a block sale in 2005.
     Usage of telecommunication services is steadily increasing in Turkey. In the GSM (Groupe Speciale Mobile) market 3 operators are active. GSM penetration was 61.4% as of December 2005. On the other hand, fixed line penetration has saturated at 27% in Turkey and the fixed line infrastructure reaches almost every region including rural areas in the country. The penetration of broadband services in Turkey increased drastically in the last couple of years and the penetration of broadband subscribers reached 2.5% as of December 2005.
     The most significant project in the transport and communications sector is the 580-mile Turkish section of the Trans-European highway, part of which is an express highway between İstanbul and Ankara. This project was finished in 2004 and it seeks to exploit Turkey’s strategic location for trade between Europe and the Middle East.
     Total output in transportation and communication increased by 10.7%, 11.7%, 6.8%, 7.1% and 1.6% in real terms and accounted for 13.6%, 13.7%, 13.7%, 13.9% and 14.2% of GDP (in 1998 prices) in 2004, 2005, 2006, 2007 and 2008 respectively.
     Construction
     The importance of the construction sector is underscored by the role of housing, particularly the activities of the Mass Housing Fund and, previously, the Public Participation Administration, the development of industrial facilities and commercial buildings, and the implementation of public infrastructure improvements. Also, domestic and international contracting and engineering services are important to the value added and employment potential of Turkey. With its strong knowledge, experience and human resource capacity, the Turkish construction and contracting sector is competitive in foreign markets.
     In 2004, value added in the construction sector reached 14.1% and 9.3% at the end of 2005 respectively. In 2006, the construction sector continued to grow and value added in the construction sector increased by 18.5%. In 2007, value added in the construction sector increased by 5.7%. With the current global economic crises the value added in the construction sector decreased by 7.6% in 2008.
     The construction and contracting sector maintains a competitive position in some foreign markets increasing its market place starting from $3.55 billion in 2003 to $9.8 billion in 2005. The total contracting amount was approximately $15.9 billion in 2006, approximately $19.5 billion in 2007 and approximately $23.6 billion in 2008.
     EMPLOYMENT AND WAGES
     The total civilian labor force in Turkey was 23,805,000 people in 2008. Turkey has a large reservoir of unskilled and semi-skilled workers. Turnover in the labor force has been high in certain industries, particularly those that are labor-intensive. During the period from the beginning of 1990 to the end of 2008, the total civilian labor force increased at an average annual rate of approximately 1.1%.

     Total civilian employment was 21,194,000 in 2008, of whom approximately 23.7% were employed in agriculture, 21.0% in industry and 55.4% in services. Moreover, in 2008, the labor force participation rate was at 46.9%, compared to 46.2% in 2007.
     In January 2005, there were approximately 727,362 public sector workers, compared to approximately 750,154 in 2004. At the end of 2008, the rate of unemployment was 11.0%, compared to 10.3% in 2007.
     The following table sets forth information with respect to the labor force and employment in Turkey for the dates indicated:
Table No. 10

Employment (in thousands)
	2004	2005	2006	2007	2008
Civilian labor force	22,016	22,455	22,751	23,114	23,805
Civilian employment	19,632	20,067	20,423	20,738	21,194
Agriculture	5,713	5,154	4,907	4,867	5,016
Industry	3,919	4,178	4,269	4,314	4,441
Services	10,000	10,735	11,247	11,557	11,737

Unemployed	2,385	2,388	2,328	2,376	2,611
Unemployment rate (%)	10.8	10.6	10.2	10.3	11.0
Source: SPO

(*)	From November 2006, the results of the household labor force survey have been disseminated according to the total population obtained from the ABPRS. The large differences between the previous periods results from this.
     The collective bargaining system in Turkey covers workers in the public and private sectors. The public sector is defined to include state-owned enterprises, but not the civil service, which includes teachers and government employees.
     In 2004, labor costs in the public sector increased by 14.5% (3.1% in real terms), compared to 2003. Labor costs in the private sector increased by 16.1% (4.5% in real terms) in 2004, compared to 2003. The annual nominal average of civil servants’ salaries (net) increased by 13.4% in 2004 (2.6% in real terms), compared to 2003. The labor costs (including salaries and benefits) for civil servants increased by 15.8% (4.3% in real terms), while the minimum wage (net) increased by 37.5% on an average annual basis in 2004 (24.3% in real terms).
     In 2005, labor costs in the public sector increased by 7.9% (1.9% in real terms), compared to 2004. Labor costs in the private sector increased by 9.5% (3.4% in real terms) in 2005, compared to 2004. The annual nominal average of civil servants’ salaries (net) increased by 11.0% in 2005 (2.6% in real terms), compared to 2004. Labor costs (including salaries and benefits) for civil servants increased by 11.4% (5.2% in real terms), while the minimum wage (net) increased by 12.7% on an average annual basis in 2005 (6.4% in real terms).
     In 2006, labor costs in the public sector increased by 6.3% but decreased by 2.8% in real terms, compared to 2005. Labor costs in the private sector increased by 11.4% (1.8% in real terms) in 2006, compared to 2005. Labor costs (including salaries and benefits) for civil servants increased by 7.6% (4.2% in real terms) in 2006.
     In 2007, labor costs in the public sector increased by 13.6% (6.9% in real terms), compared to 2006. Labor costs in the private sector increased by 10.4% in nominal terms and by 3.8% in real terms in 2007 compared to 2006. Labor costs (including salaries and benefits) for civil servants increased by 12.5% (5.8% in real terms) in 2007.
     In 2008, labor costs in the public sector increased by 6% in nominal terms (-6% in real terms) compared to 2007. Labor costs (including salaries and benefits) for civil servants increased by 11.7% in nominal terms (-0.9% in real terms) in 2008 compared to 2007.

     The following table sets forth the real and nominal changes in costs of labor to public and private employers from the prior year for the public and private sectors and civil servants for the years indicated:
Table No. 11

	Changes in Labor Costs

	Public Sector		Private Sector(2)		Civil Servants
	Nominal	Real (1)	Nominal	Real (1)	Nominal	Real (1)
	(percentage change)
2004	14.5	3.1	16.1	4.5	15.8	4.3
2005	7.9	1.9	9.5	3.4	11.4	5.2
2006	6.3	-2.8	8.4	-0.8	14.0	4.2
2007	14.0	7.2	10.4	3.8	12.5	5.8
2008	6.0	-6.0	—	—	11.7	-0.9

(1)	Deflated by the WPI. Labor costs presented in this table include costs of employment in addition to wages.

(2)	Figures represent a selective sample of wages covered by the collective bargaining agreements between TİSK, the confederation of employer unions, and trade unions.
Source: SPO, Turkish Confederation of Employer Associations, TURKSTAT, Ministry of Finance.
     On September 25, 2006, after negotiations between the Government and the public sector workers’ union regarding wage increases for public sector workers were completed, the wages of public sector workers were increased by 12.2% for the year 2007. It was announced that the salaries of low-income civil servants would be increased by 4% for each six-month period in 2007 and the salaries of the remaining civil servants would be increased by 3% for each six-month period in 2007. On June 26, 2007, it was announced that the wages of public sector workers would increase by 3% for each six-month period in 2008. The wages of civil servants were increased by 4% on average in the first half of 2008. On August 16, 2008, it was announced that the wages of civil servants were increased by 8.4% on average effective from August 2008. On August 30, 2008, it was announced that the wages of civil servants will be increased by 8.7% on average in 2009 (consisting of 4% increase effective from January 1, 2009 and a further increase of 4.5% effective from July 1, 2009). Also, there was an increase in about 0.3% in the wages of civil servants (effective from January 1, 2008) as compensation for the difference between the actual inflation rate and the salary increase of 4% in the second half of 2007. After these increases, there would be an increase at a rate of 10.5% for low-income civil servant wages, 7.6% for middle income civil servant wages and 4.1% for high income civil servant wages in 2008.
     The Constitution recognizes the rights of workers and employers to form labor unions, employers’ associations and other organizations in order to safeguard and develop their economic and social rights and the interests of their members, consistent with the characteristics of Turkey as defined in the Constitution and in line with its democratic principles. A series of Constitutional amendments adopted in 1995 removed certain restrictions on activities of trade unions and associations, including restrictions on direct political activity, contributions from and to political parties and collective activity with other associations, foundations and professional organizations. In addition, the right of civil servants to establish trade unions was recognized.
     The Constitution also stipulates, however, that the right to strike and to engage in lockouts is not to be exercised in a manner contrary to the principle of good faith, to the detriment of society or in a manner damaging to national wealth. Workers have the right to strike if a dispute arises during the collective bargaining process. Law No. 2822, enacted in 1983 to regulate collective labor agreements, strikes and lockouts, defines a lawful strike as one with the object of safeguarding and improving the economic and social conditions of workers. This law also expands the definition of unlawful union activity to include strikes for political purposes, general strikes, deliberate reduction of production and occupation of the workplace, while imposing strict regulations on workers’ conduct during a strike.
     As of July 31, 2008, 3,179,510 workers were members of a trade union, compared to 2,806,927 workers at the beginning of 2004.

     INFLATION
     During four consecutive years of an implicit inflation targeting period (2002-2005), the end-year CPI inflation rate was under the (implicit) targeted figures. The major contributors to the decline in inflation have been the consistency in the implementation of the tight monetary and fiscal policies, and the downward trend in inflation expectations due to the steps that were taken towards achieving price stability. The continuing trend of the appreciation of the New Turkish Lira (YTL) and the observed increase in productivity, as influenced by the structural reforms, has also contributed to the decline in inflation.
     Annual CPI inflation dropped to 7.7 percent at the end of 2005, which was lower than the official end-year target of 8 percent. Thus, the downward trend in inflation that began in 2002 continued in 2005, but at a lower pace compared with the preceding years. The annual change in the Producer Price Index (“PPI”) at the end of 2005 dropped to 2.7 percent.
     During the first year of official inflation targeting (2006), the declining trend in annual inflation came to a halt. Annual CPI inflation increased to 9.7 percent, exceeding the target of 5 percent in 2006. The PPI inflation reached 11.6 percent in 2006. The underlying inflation trend continued to decelerate until May 2006, when changes in global liquidity conditions and higher global risk aversion triggered capital outflows in many emerging markets including Turkey. As a result, during May and June of 2006, the YTL depreciated more than 20 percent against the USD. The depreciation of the YTL contributed to the increase in inflation through the exchange rate pass-through channel in the second quarter of 2006 along with the ongoing supply shocks such as unprocessed food and energy prices. Inflation expectations deteriorated starting in May 2006, which led the way to a monetary tightening by the Central Bank.
     In 2007 annual inflation became 8.4 percent, once again breaching the official target of 4 percent. The PPI dropped to 5.9 percent during the same period. The monetary tightening realized in 2006 had its effect on the main inflation indicators. Domestic demand slowed down, bringing down the inflation in services and durable goods. On the other hand, food and energy inflation increased considerably. The annual inflation in CPI excluding food, energy, tobacco and gold prices remained at 4.8 percent, significantly lower than the headline inflation. Inflation expectations followed their downward trend from August 2006 onwards.
     CPI and PPI inflation ended 2008 at 10.1 and 8.1 percent, respectively. Despite having decreased gradually in the fourth quarter, the contribution of food and energy to annual inflation remained solid throughout 2008. In addition, the exchange rate pass-through had a less striking impact on consumer prices in the short run than in previous years as a result of the marked economic slowdown and the decline in import prices. Services prices made a reduced contribution to annual inflation on lower costs and weaker domestic demand, while the contribution from prices of core goods barely changed.
Table No. 12
Inflation Path Consistent With The End-Year Target And The Uncertainty Band

	March 2008	June 2008	Sept. 2008	Dec. 2008
Uncertainty Band (upper limit)	9.1	8.5	8.3	6.0
Path Consistent with the Target	7.1	6.5	6.3	4.0
Uncertainty Band (lower limit)	5.1	4.5	4.3	2.0
Realization	9.2	10.6	11.1	10.1

Source: CBT
     The following table presents the percentage changes in producer and consumer prices for the years indicated:
Table No. 13
Inflation

	Producer	Consumer
Year	Price Index	Price Index
	(percentage change)
2005	2.7	7.7
2006	11.6	9.7
2007	5.9	8.4
2008	8.1	10.1

Source: TURKSTAT

EDUCATION
     The adult literacy rate increased sharply from 67.5% to 87.3% between 1980 and 2000. There is currently no data available for the adult literacy rate in subsequent years.
     According to the SPO, total student enrollment in the educational year 2005-2006 was 17.4 million, of whom 4% were in pre-primary school, 62.6% were in primary school, 18.7% were in secondary school and 14.7% were in university.
     ENVIRONMENT
     During the 1990s, Turkey experienced increasing environmental pressures as a result of rapid urbanization and rapid sectoral growth in energy, industry and transport. Among these environmental pressures, Turkey experienced industrial and municipal pollution, erosion, waste management inadequacies and water, air and noise pollution, particularly in urban areas, such as Istanbul, Ankara, Izmir, Kocaeli, Mersin and Adana.
     The Ministry of Environment and Forestry, which is authorized to enforce environmental laws and regulations by imposing fines, ordering the closing of facilities that pollute beyond certain thresholds and, in some cases, imposing civil and criminal sanctions, was formed in 2004. Turkey made significant advances in the latter half of the 1990s by reforming its environmental legislation to harmonize with the EU acqui, increasing environmental management capacity and increasing environmental investments. Provincial and local governments now exercise more power with regard to environmental issues. There are 81 provincial offices of the Ministry of Environment. In addition, the Supreme Environmental Board, which is composed of senior government officials, was established in 1996.
     The Government has taken various initiatives to alleviate pollution, including projects to address water, soil, air and noise pollution. As a result of the rapid growth of urban centers, there are still many areas that lack adequate infrastructure to alleviate pollution. Environmental departments have been established in municipalities to address the particular problems of each locality.
     Partnership arrangements and other agreements have been made with private sector groups, including the cement, automobile, textile, sugar, and leather industries, for early compliance with environmental legislation. Considerable progress has been achieved in the environmental performance of export-oriented industries, and projects have been launched for ensuring environmentally sound performance of small and medium-sized enterprises. Since 1994, the private sector has been given incentives to invest in environmental protection through the use of matching grants, covering up to 50% of the costs of environmental investments, and tax exemptions. In 2008, the Ministry of Environment initiated a study to identify and remove environmentally harmful incentives in cooperation with other related institutions.
     Turkey continues to cooperate with international environmental initiatives. Turkey is a party to most of the multilateral environmental agreements. Turkey is active in regional environmental initiatives such as the Mediterranean Technical Assistance Program, the Mediterranean Action Plan, the Black Sea Environment Program and Regional Agenda 21, which is a program for continuing development in Central Asian Republics and Balkan countries, pursuant to which these countries will operate under the same agenda regarding environmental issues.
     As a candidate country for the EU, a new phase of environmental initiatives has begun for Turkey; the Accession Process requires Turkey to address certain current environmental concerns, including, among others, water quality, the control of dangerous chemical substances and waste management. In January 2001, the Commission approved procedures to permit Turkey and 12 other candidate nations to join the European Environmental Agency prior to becoming full members of the EU.
     Turkey has made significant advances towards developing its environmental legislation and the powers of provincial and local governments relating to environmental matters have been increased. However, problems remain with regard to implementation of environmental policies and as a result environmental issues persist.

     COMPETITION LAW
     The purpose of Act No. 4054 on the Protection of Competition (the Competition Act), which was adopted by the Grand National Assembly of Turkey on December 7, 1994, is to prevent agreements, decisions and practices preventing, distorting or restricting competition in markets for goods and services, and abuse by those undertakings dominant in the market, and to ensure the protection of competition by performing the necessary regulations and supervisions to this end. The Competition Board is the decision-making body of the Turkish Competition Authority (“TCA”) and it is responsible for implementing the Competition Act. The Competition Board was formed on February 27, 1997, with a delay of 27 months in the appointment of its members.3
     The TCA, which bears a public legal personality and enjoys administrative and financial autonomy, was established both to ensure that competition in the markets for goods and services is not distorted and to advocate for competition. The Ministry of Industry and Trade is the ministry to which the TCA relates.
     The Competition Act covers three main subjects of the competition law:
     • Agreements and concerted practices between undertakings, and decisions and practices of associations of undertakings which have as their object or effect or likely effect the prevention, distortion or restriction of competition directly or indirectly in a particular market for goods or services in the Republic of Turkey (price fixing, market sharing and quota agreements, etc.).
     • Abuse of dominant position.
     • Mergers or acquisitions that create or strengthen a dominant position and significantly decrease competition.
     The Competition Board also made secondary legislation designed to explain the implementation of the Competition Act which is in line with the legislation of the European Union.
     When the Competition Board gives a decision on the infringement of the Competition Act, it will impose an administrative penalty of up to ten percent of the annual gross revenue on the undertaking or association of undertakings and/or the members of such associations that infringed the competition rules. Moreover, an administrative penalty of up to five percent of the penalty imposed on the undertaking or association of undertakings shall be imposed on its managers or employees who are determined to have been involved in the infringement. Associations or associations of undertakings or their managers and employees who cooperate with the TCA for purposes of revealing contrariness to the Competition Act may not be penalized or penalties may be reduced due to such cooperation.
     The following table presents a summary of the files concluded by the Competition Board:
Table No. 14
Investigations by the Competition Board

	Competition	Exemptions and	Mergers and
Year Investigation Was Concluded	Infringement	Negative Clearance	Acquisitions	Total
2004	91	76	122	289
2005	97	50	170	317
2006	108	33	186	327
2007	148	39	232	419
2008	132	57	255	452	*
Total	576	255	965	1796

*	Total number includes 8 more files concluded that are classified under “other” and not reflected in the table under a separate column.

Source: Competition Board

[3]	For further information, please visit: www.rekabet.gov.tr

     In 2008, the Competition Board adopted the following additional pieces of legislation:
     •     Block Exemption Communiqué in Relation to the Insurance Sector;
     •     Block Exemption Communiqué on Technology Transfer Agreements;
     •     Guidelines on the Definition of Relevant Market; and
     •     Guidelines on Certain Subcontracting Agreements between Non-competitors.
     The Competition Act was amended in 2008. As a result of the amendments, previous procedural penalties, which were fixed amounts and subject to revaluation each year, were replaced with turnover-based procedural penalties to increase their deterrence, managers and employees became liable for penalties up to five percent of the penalty to be imposed on undertakings or association of undertakings and full and partial, corporate and individual leniency was introduced.
     A bill to amend the Competition Act was sent to the Grand National Assembly of Turkey on July 31, 2008. The bill provides for among others items, introduction of a de minimis rule, significant impediment to effective competition test as the standard for the assessment of mergers and acquisitions, a commitment mechanism through which companies can discontinue its anti-competative implimentations in order to close pending investigations and new powers for the TCA to request that courts annul administrative transactions and regulations that produce anti-competitive impacts similar to the conduct prohibited in the Competition Act.
     Turkish Competition Law is parallel to the EC Competition Law and the implementation of competition policy in Turkey is one element of a much larger national initiative to advance beyond the Customs Union Agreement and achieve formal membership in the European Union. The Competition Act covers only antitrust rules. Regarding legislative alignment with the acquis communautaire in the field of competition rules and administrative capacity of the TCA, the 2008 Progress Report prepared by the European Commission (“EC”) mentions that the level of alignment is high, administrative capacity and operational independence of the TCA are satisfactory and competition rules are enforced effectively by the TCA. However, under the EC legislation there is also the issue of monitoring state aids which does not fall under the competence of the TCA. Currently, there is no legislation in Turkey regarding monitoring and supervision of state aids in line with the relevant acquis communautaire. Several benchmarks are expected to be met in the state aid field to ensure opening of the Competition Policy chapter for negotiations.
     The TCA actively follows the meetings of Organization for Economic Cooperation and Development (OECD), United Nations Conference on Trade and Development (UNCTAD) and International Competition Network (ICN) via written and oral presentations. In 2008, the TCA signed a Memorandum of Understanding on Cooperation with the Portuguese Competition Authority aiming to promote cooperation in the field of competition law and policy.
     INTELLECTUAL PROPERTY
     Turkish Copyright Law No. 5846 (enacted in 1951, as amended in 1995 by Law No. 4110) provides protection for scientific and literary works (including computer programs), musical works, artistic works (including textile and fashion designs), cinematographic works, and derivations. According to this Law, the author has the exclusive right to perform, authorize or present with respect to the works mentioned above, including the rights of adaptation, reproduction, distribution, performance presentation and broadcast. This law has a 70-year term of protection for these economic rights and also recognizes moral rights, which include an author’s right to claim authorship to the work and to object to any distortion, mutilation or other modification of their work that would be prejudicial to their honor or reputation.
     After the foundation of the Republic, Turkey ratified a number of international agreements that were important in the patent and trademark field, including the Paris Convention in 1925 and the Madrid Agreement in 1930. Turkey became a Member State of the World Intellectual Organization (“WIPO”) in 1976. Turkey was also a member of the former International Patent Institute (“IIB”) which was integrated into the European Patent Office in 1978. Turkey participated in the preparatory work establishing a centralized European patent granting system, including the Luxembourg Inter-Governmental Conference in 1969 and the Munich Diplomatic Conference in 1973.
     Under Decree Law No. 544, which became effective in June 1995, a government authority with financial and administrative autonomy, named the Turkish Patent Institute (“TPI”), was established to adapt the modern industrial property system of the developed world. The Decree Law No. 544 was amended with the “Law on Establishment and Functions of Turkish Patent Institute” (Law No. 5000) in November 2003. Furthermore, Law No. 5194 amended other Decree Laws which provided protection for patents, trademarks, industrial design and geographical indications came into force on June 22, 2004. Under this Law, the penalty provisions of Decree Laws 551, 554, 555, and 556 were updated and harmonized.
     The main task of the TPI is to perform registration pursuant to provisions of relevant acts of industrial property, which currently concerns patents and utility models, trademarks, industrial designs, topographies of layout-designs of integrated circuits and geographical indications. In addition, TPI performs the following: acts as a mediator in the performance of license transactions; acts as an expert before the courts; guides technological transfers and submits such information to the benefit of the public; cooperates with national/international institutions; and ensures the implementation of agreements in the field of industrial property rights. This attempt in modernization resulted in the enactment of various laws, decree laws, and regulations between 1994 and 2005.
     A founding member of the World Trade Organization, Turkey adopted its national industrial property legislation in 1995. Turkey’s intellectual property legislation was reviewed successfully by the TRIPS (Trade Related Aspects of Intellectual Property Rights, a part of the World Trade Agreement) Council in 2000.
     Turkey has also been a member of the European Patent Organization since 2000, which enables it to obtain patent protection in up to 38 European countries, including four extension states on the basis of a single application. Turkey has ratified the revised version of the EPC (EPC 2000), which came into force on December 13, 2007. The revision aims to provide for the adaptation and harmonization of EPC with the international laws particularly Trade-Related Aspects of Intellectual Property (TRIPS) and Patent Law Treaty (PLT).
     In June 1995, Turkey enacted the Decree Law (No. 556) which brought Turkish trademark law into compliance with the requirements of three international agreements. This Decree fulfills obligations under the most recent amendments to the 1883 Paris Convention (the “Paris Convention”), which enables citizens of member states to obtain equal protection under the laws of the other member states. It also provides citizens of a member state with a six-month period after the first registration of a trademark to register in other member states, which are effective from the date of the first application. This Decree incorporates provisions of the law as they apply to trademarks so as to harmonize Turkish law in terms of protection, enforcement and customs procedures designed to prevent trade in counterfeit goods. Finally, it complies with the requirements of the European Community Customs Union Decision (the “Customs Union Decision”). In the area of trademark law, the Customs Union Decision requires adoption of the provisions of EC Directive 89/104, which harmonizes the laws of the member states relating to trademarks.
     Turkey also ratified the Madrid Protocol and entered it into force on January 1, 1999. The Madrid Protocol is one of the two treaties governing the system of international registration of marks to which 79 states are party as of July 2009. It aims to render the Madrid System more flexible and more compatible with the domestic legislation of certain countries that had not been able to accede to the Agreement.
     The Trademark Law Treaty is currently in effect in 41 countries and has been in effect in Turkey as of January 1, 2005. This treaty makes national and regional trademark registration systems more user-friendly. This is achieved through the simplification and harmonization of procedures and through removing pitfalls, thus making the procedure safe for the owners of marks and their representatives.
     The Turkish Patent Decree Law provides a foundation for the issuance and protection of patents and utility model certificates that complies with TRIPS and the Customs Union Decision. Turkey has also ratified the Strasbourg Agreement concerning international patent classification and the Patent Cooperation Treaty (“PCT”). The PCT makes it possible to seek patent protection for an invention simultaneously in each of a large number of countries by filing an international patent application.
     Turkey has ratified the Locarno Agreement establishing international classification and the Geneva Act of the Hague Agreement concerning international registration.
     The Law on the Protection of Topographies of Layout-Designs of Integrated Circuits (Law No. 5147) and its Implementing Regulation were entered into force in April 30, 2004 and December 30, 2004 respectively.
     In 2007, the European Union (“EU”) identified the opening benchmark for Chapter 7 as the Intellectual Property Law. The Action Plan, in this context, was prepared and submitted to the EU on March 24, 2008 and the Negotiating Position Document for Chapter 7 was submitted to the EU for evaluation in April 2008. In line with the Action Plan and the 2008 National Program, a number of draft laws, including (but not limited to) Law on Protection of Designs, Trademarks Law, Law of Patent and Utility Model and Law on Geographical Indications were prepared to be harmonized with the acquis.

     The TPI currently administers bilateral cooperation protocols with the IPR Offices of the following countries: Austria, Azerbaijan, Czech Republic, Denmark, France, Italy, Kyrgyzstan, Macedonia, Mongolia, Morocco, Russia, Uzbekistan, and Sweden. Furthermore, protocols were recently signed with China on December 16, 2008, Tunisia on December 17, 2008, Syria on February 17, 2009, and Albania on June 19, 2009.
     The overall share of R&D (both public and private) expenditures in GDP increased from 5.8% in 2006 to 7.1% by the end of 2008. As it was announced in the Program of the 60th Government, the public sector R&D expenditures are expected to reach 2% by the year 2013.
International Agreements on Industrial Property Rights Ratified By Turkey

	Establishment	Number of	Turkey’s
	Date	Parties	Position	Date of Ratification
Agreement Establishing World Trade Organization (WTO)	1995	151	YES	March 26, 1995

Convention Establishing World Intellectual Property Organization (WIPO)	1967	184	YES	May 12, 1976

European Patent Convention (EPC)	1973	31	YES	November 1, 2000

IP PROTECTION

Paris Convention for the Protection of Industrial Property	1883	171	YES	October 10, 1925 London Act Stockholm Act Article (1-12) since 1995 Article (13-30) since 1976

Patent Law Treaty (PLT)	2000	15	Signed January 2, 2000	Not ratified

Singapore Treaty on the Law of Trademarks	2006	—	Signed March 28, 2006	Not ratified

Trademark Law Treaty (TLT)	1994	38	YES	January 1, 2005

GLOBAL PROTECTION SYSTEM

Budapest Treaty on the International Recognition of the Deposit of Micro-Organisms for the Purposes of Patent Procedure	1977	68	YES	November 30, 1998

Hague Agreement Concerning the International Deposit of Industrial Designs	1999	47	YES	January 1, 2005 Geneva Act

Patent Cooperation Treaty (PCT)	1970	137	YES	January 1, 1996

Protocol Relating to Madrid Agreement	1989	79	YES	January 1, 1999

CLASSIFICATION

Locarno Agreement Establishing an International Classification for Industrial Designs	1968	49	YES	November 30, 1998

	Establishment	Number of	Turkey’s
	Date	Parties	Position	Date of Ratification
Nice Agreement Concerning the International Classification of Goods and Services for the Purposes of Registration of Marks	1957	81	YES	January 1, 1996

Strasbourg Agreement Concerning the International Patent Classification (IPC)	1971	57	YES	January 1, 1996

Vienna Agreement Concerning International Classification of the Figurative Elements of Marks	1973	24	YES	January 1, 1996
Statistics Regarding Industrial Property Rights Applications

	2004	2005	2006	2007	2008
Number of Patent Applications	2,317	3,518	5,252	6,247	7,137
Number of Utility Model Applications	1,496	1,903	2,445	3,015	2,986
Number of Trademarks Applications	46,456	59,122	66,757	71,351	75,278
Number of Industrial Designs Applications	4,901	5,332	6,027	6,546	6,578

	2004	2005	2006	2007	2008
Number of Patents Granted	1,937	2,853	4,303	4,792	4,869
Number of Utility Models Issued	687	978	1,689	2,181	1,869
Number of Trademarks Registered	27,236	33,886	40,489	53,174	47,361
Number of Industrial Designs Registered	4,663	5,298	6,151	6,414	6,322
     SOCIAL SECURITY SYSTEM
     The pay-as-you-go social security system in Turkey has three social security institutions which cover different parts of the labor market. Law No. 5502, published in Official Gazette on May 20, 2006 combined these three institutions (which are described below) into the “Social Security Institution”:
     Sosyal Sigortalar Kurumu (SSK) has been providing health and old-age pension benefits to workers since 1946.
     Bağ-Kur (BK), established in 1972, provides pension and health care benefits to self employed people (including the agricultural sector).
     Emekli Sandığı (ES) was established in 1950 to provide pension benefits to civil servants; healthcare benefits to pensioners and their families. ES also coordinates the activities of the non-contributory pension scheme for elderly and disabled people.
     A comprehensive reform process to reduce the financial deficit of the social security system was initiated in 2004 that includes four major components: health, pension, social assistance and the creation of a new institutional structure. Consequently, Law No. 5502 on Social Security Institution was approved by the Assembly on May 16, 2006 and published in the Official Gazette on May 20, 2006 (No. 26173). Law No. 5510 on Social Insurance and General Health Insurance was approved by the Assembly on May 31, 2006 but was not put into effect because some of its articles were declared unconstitutional. The Social Insurance and General Health Insurance Law (Law No. 5510) was amended with Law No. 5754 which was approved by the Turkish Grand National Assembly and published on the Official Gazette in May 2008. This law aims to reinforce the effect of the 1999 reform, to take advantage of the window of demographic opportunity, and to reduce the financial deficit of the system to less than 1% of GDP. The draft law on social assistance is still in progress. Through this reform, the following changes, among others, were introduced to the existing system:
     •      An obligatory, premium-based health insurance scheme will be established that will provide high quality health service to the entire population. In connection with the program, cost-effective financial management initiatives will be established in harmony with the “Transformation in Health Program” carried out by the Ministry of Health. Additionally, modern control and monitoring systems such as online provisions, treatment protocol, and package deals will be used both to protect the well being of the insured and to prevent abuses.
     •      The pension component focuses on issues such as the retirement age, replacement rate and adjustment of salaries, and the transformation of the retirement regime into a financially sustainable structure.
     •      Social benefits and services will be based on objective benefit criteria attainable by all groups in need.
     •      A new institutional structure will focus on providing the services above in a modern and efficient manner.
     Alterations in the basic parameters of the social security system are shown in the following table.

	Before 2004 Reform	Law 5510 as amended by Law No. 5754

Retirement Age (women/men)	58 / 60 (for new entries)	Gradual increase to 65 for both genders starting from 2035

Contribution Period (SSK)	7000 days	7200 days

Reference Period	Whole Working Life	Whole Working Life

Valorization of Contribution for SSK and BK	100% real GDP growth+ 100% CPI	100% CPI + 30% real GDP growth

Replacement Rate	• (For SSK and BK members) 3.5% for the first 10 years; 2% for the next 15 years; and 1.5% for the remaining years • (For ES) 3% for each year for the first 25 years and 1% for the remaining years	2% (accrual rate will be implied as 3% for the current insured (who did not complete 3600 days of contribution) until such insured completes the required 3600 contribution days)

Increase in Pensions	Indexed to CPI	Indexed to CPI
     In addition to the redesign of the social security system, the reform in 1999 introduced the compulsory unemployment insurance scheme which covers only SSK contributors (workers). The Turkish Employment Agency is responsible for all transactions and services related to unemployment insurance and SSK is responsible only for collecting and transferring premiums to the professionally-managed Unemployment Insurance Fund. Contribution rates for unemployment insurance are 4% (employees, employers and the state pay 1%, 2% and 1%, respectively). In order for a worker to get unemployment benefits, he/she must pay unemployment insurance premiums for at least 600 days in the last 3 years and all unemployment insurance premiums in the last 120 days. Since March 2002, the Unemployment Insurance Fund began paying out unemployment benefits.
     Law No. 4632 (Individual Pension Savings and Investment System) aims at (a) establishing the regulation and supervision of the individual pension system which is complementary to the state social security system on the basis of voluntary participation and a fully funded defined contribution, with a view towards direct individual pension savings to investment, (b) improving the welfare level by providing a supplementary income during retirement and (c) contributing to economic development by creating long-term resources for the economy and thereby increasing employment. The pension companies have started to sell their pension products as of October 27, 2003. As of the end of 2007, there were 10 companies, a total of 1,457,704 participants and a total of 1,576,273 active contracts in the system. The total amount of funds in the system was TL 4,566 million (approximately $3.938 billion).
     The following table summarizes the revenues, expenditures, deficits and budgetary transfers of the SSIs for the years indicated:
Table No. 15
Revenues and Expenditures of Social Security Institutions (Million TL)

	2004	2005	2006	2007	2008

Revenues	34,689	41,249	53,831	56,875	67,257
Expenditures	50,622	59,941	71,867	81,915	93,159
Rev. — Exp.	-15,932	-18,692	-18,037	-25,041	-25,902
Budgetary Transfers (BT)	18,830	23,322	22,892	33,060	35,016
BT as % of GNP	3.37%	3.59%	3.02%	3.92%	3.69%

Source: www.sgk.gov.tr, UT
EXCHANGE RATES AND EXCHANGE POLICIES
     The Central Bank implemented a floating exchange rate regime in 2003. In 2003, the most important factor that affected the transactions of the Central Bank was Operation Iraqi Freedom. Although excess liquidity was observed in the markets in 2003, the Central Bank announced that it would serve as lender of last resort when liquidity needs were apparent. In addition, the Central Bank announced that it would intervene in the foreign exchange market when there was excess volatility stemming from Operation Iraqi Freedom.
     The Central Bank started foreign exchange buying auctions on May 6, 2003 as a response to appreciation in domestic currency stemming from reverse currency substitution. The foreign exchange buying auctions were undertaken until October 2003. In addition to these regular foreign exchange buying auctions, the Central Bank intervened in the foreign exchange market six times to prevent excess volatility. In every foreign exchange market intervention, the Central Bank announced that it would intervene in the markets only in cases of excess volatility and there would be no change in floating exchange rate regime. Foreign exchange interventions and foreign exchange buying auctions are consistent with a floating exchange rate regime, which is a significant part of the monetary policy framework.
     The Central Bank continued to implement the floating exchange rate regime in 2004, purchasing a total of $5.4 billion of foreign exchange during this period. After taking into account developments in foreign exchange supply, the Central Bank resumed daily foreign exchange buying auctions on January 23, 2004. The Central Bank intervened in the foreign exchange markets on February 16, 2004 after observing accelerating volatility in exchange rates due to optimistic expectations about the Cyprus talks.
     Exchange rates started to increase rapidly in April 2004 due to the expectations of a possible rise in interest rates in the United States, uncertainty about Turkey’s accession into the EU and the Cyprus talks. On April 15, 2004, the Central Bank decreased the amount of daily foreign exchange buying auctions and auctions were suspended completely on April 27, 2004. On May 11, 2004, the Central Bank directly intervened into the foreign exchange market after observing excessive volatility caused by reduced foreign exchange liquidity arising from the currency substitution process and anxiety created in the market as a result of unfavorable domestic and external developments. In the period following the intervention, exchange rates started to move in a downward direction due to the approaching tourism season, interest rate moves in the United States, Turkey’s relations with the EU and the IMF, and Turkey’s successful economic performance.
     In July 2004, exchange rates declined significantly in accordance with the downward trend in market interest rates. In August, exchange rates began to rise due to banks closing their open positions and the effects of increased currency substitution. In September, political and economic developments on the domestic and international scene, accompanied by contraction in foreign exchange liquidity stemming from currency substitution, led to the same volatility in exchange rates that was observed earlier in the year.
     The Central Bank resumed foreign exchange buying auctions on December 22, 2004. Unlike previous buying programs, however, the Central Bank announced an annual auction program in order to minimize the effects of buying auctions on the foreign exchange market, hoping to only slightly affect foreign exchange supply and demand and to preserve the basic principles of the floating exchange rate regime.
     The floating exchange rate regime continued to be operative in the year 2005. Under this regime, exchange rates were determined by the supply and demand conditions in the foreign exchange market and the Central Bank did not have any targets for exchange rate levels. This framework also included discretionary volatility interventions and foreign exchange auctions with the purpose of reserve accumulation.
     The Central Bank had been pursuing a reserve accumulation strategy since the year 2002, considering the need for future external debt service of the public sector and, in the long term, gradually reducing the Foreign Exchange Deposit Accounts with Credit Letters. Therefore, the Central Bank held foreign exchange auctions when there was excess foreign exchange supply. Unlike the previous years, however, the Central Bank started to announce the annual auction program and strictly adhered to the announced program in 2005. The aims of announcing the auction program were to keep the impact of the auctions on the supply and demand conditions in the markets at a minimum level and stick to the main principles and the functioning of the floating exchange rate regime. In this framework, the total daily amount of auctions for the year 2005 was determined as $15 million and an additional selling option up to 200% of the total amount sold in the auction was granted to the winning institution. Accordingly, the maximum daily amount that can be purchased equaled $45 million, with $15 million of auction amount and $30 million of optional selling amount.
     On the other hand, in addition to the foreign exchange auctions, as a reaction to the excess volatility of the foreign exchange rates, the Central Bank intervened in the foreign exchange markets six times in 2005. Central Bank closely monitors the foreign exchange markets and intervenes in order to prevent potential or future excess volatility in exchange rates in both directions. Since October 21, 2005, the data on direct foreign exchange purchase or sale interventions has been to be published on the website of the Central Bank for the purpose of transparency.
     In 2005, the negotiations with the European Union regarding Turkey’s full membership, the interest rate decisions of the Federal Reserve (FED), the IMF Reviews and the rising oil prices were the major sources of the fluctuations in the exchange rate movements. The first intervention was made in January 2005, when the FX supply increased considerably due to favorable market expectations resulting from the anticipation that a 3-year stand-by agreement would be made with the IMF. Later on, because of factors such as lower than expected monthly inflation figures for February 2005, Moody’s change of Turkey’s outlook from neutral to positive and increased international demand for YTL denominated instruments, an excess volatility occurred in the FX markets and this led the Central Bank to purchase another $2.4 billion in March 9, 2005. The third intervention to the FX markets in 2005 has been made in June due to the ongoing positive expectations about the Turkish economy that resulted in excessive volatility in USD/YTL FX rate. Improved expectations that the FED funds rate would not reach higher levels, depreciation of the USD in international markets, and the intense interest of foreign investors for TL led the USD/YTL exchange rate to continue its downward trend in July. On July 22, 2005, the Central Bank purchased $2.4 billion through direct intervention. The Central Bank does not only intervene when there is excess volatility, it can also intervene when volatility is likely. The intervention that was made the day after the beginning of the negotiations with the EU on October 3, 2005 is an illustration of such a case, since the Central Bank withdrew $3.3 billion from the market due to the anticipated volatility in exchange rates. Finally, on November 18, 2005, as a result of the increased global liquidity and the international depreciation of the USD, the Central Bank withdrew $3.2 billion from the market so as to prevent both the current and the anticipated volatility.
     To sum up, the Central Bank purchased foreign exchange throughout the year 2005, since the foreign exchange supply increased more than the foreign exchange demand due to the favorable global liquidity conditions, expectations about the Turkish economy, the downward trend in the inflation rates and ongoing reverse currency substitution, which resulted in excess volatility in foreign exchange markets. As a result, the Central Bank bought a total amount of $22,007 million in 2005; of which $14,565 million stemmed from the six interventions and $7,442 million stemmed from the 242 daily foreign exchange buying auctions.
     In 2006, the Central Bank continued to implement a floating exchange rate regime. Under this framework, exchange rates are determined by the demand and supply conditions in the foreign exchange market and the Central Bank does not target any level of exchange rates. However, the Central Bank retains the option of using discretionary intervention to prevent excessive exchange rate volatility. Besides, the Central Bank may conduct foreign exchange purchase auctions, the terms and conditions of which are announced in advance, to improve the international reserve position conditional on the strength of the balance of payments position and the reverse currency substitution.
     Until May 2006, the favorable economic environment in Turkey had been supported by positive inflation and growth outlook, the encouraging developments regarding the EU accession negotiation process, and the flow of international liquidity to emerging markets. All these served for higher capital inflows to Turkey and proper ground for foreign exchange buying auctions. However, starting from May 16, 2006, the Bank decided to suspend daily FX buying auctions for a certain period of time and on June 13, 2006 and June 23, 2006, the Central Bank decided to directly intervene in the market by selling foreign currency in order to prevent the excessive volatility observed in the foreign currency market due to global liquidity conditions. In these interventions, total amounts of $0.5 billion and $0.8 billion were sold, respectively. Moreover, as the demand for foreign exchange has increased and there was excess New Turkish Lira liquidity in the markets, the Central Bank announced that it would hold foreign exchange selling auctions to reduce the excessive volatilities in exchange rates if necessary. In this context, the Central Bank also sold $1 billion in two foreign exchange sale auctions held on June 26-27, 2006.
     Following the measures taken by the Central Bank against the volatility in financial markets in May and June 2006 and improved global liquidity conditions, the foreign exchange market became relatively stable. For this reason, the Central Bank decided to resume foreign exchange buying auctions as of November 10, 2006. Accordingly, the maximum daily amount to be purchased in the auctions has been set at $45 million, with $15 million for auction amount, and $30 million for optional selling amount (200% of the total amount sold).
     The Central Bank continued to implement the floating exchange rate regime in 2007 and 2008 in compliance with the principles mentioned above. In its announcement entitled “Monetary and Exchange Rate Policy in 2007”, the Central Bank announced the maximum daily FX amount to be purchased in the auctions for 2007 as $45 million, with $15 million for auction amount and $30 million for optional selling amount. It was also indicated that foreign exchange buying auctions would continue within the framework of the program announced unless extraordinary differences were observed in foreign exchange liquidity.
     During the January-July 2007 period, the Central Bank conducted foreign exchange purchasing auctions consistent with the principles stated earlier in its announcement. However, starting from the end of July, due to the ending of general elections and positive expectations on macroeconomic policies being in place, it was considered that the capital inflows to Turkey would remain strong and residents might not be as willing to increase their foreign exchange deposit accounts as they had been in the previous period and thus, the foreign exchange supply would gradually increase compared to the foreign exchange demand unless dramatic changes in the international liquidity conditions occur. Therefore, starting from July 25, 2007, the maximum daily amount to be purchased in the auctions was increased to $120 million, with $40 million of auction amount and $80 million of optional selling amount with the aim of accelerating the foreign exchange reserve build-up. However, in line with the developments in the emerging markets triggered by unfavorable developments in the housing and credit markets of developed countries, markets in Turkey have become increasingly volatile. Against this background, the maximum daily amount to be purchased in auctions has been reduced again to $45 million, with $15 million of auction amount and $30 million of optional selling amount, as of August 15, 2007. Finally, as the measures towards easing the problems experienced by central banks in the housing and credit markets triggered strong capital inflows to Turkey along with other developing countries via reducing the volatilities in these markets and generating a further increase in global risk appetite, the maximum daily amount to be purchased in daily auctions was increased to a maximum amount of $90 million, $30 million of which as auction amount and $60 million as optional selling amount to be held as of October 9, 2007. In this framework, a total of $9.9 billion in foreign currency was purchased through the regular auctions in 2007 and the Central Bank did not exercise any direct intervention into the markets in this year.
     FX purchase auctions continued at the beginning of 2008 with the maximum daily amount of $90 million as announced in its policy document titled “Monetary and Exchange Rate Policy for 2008” dated December 18, 2007. However, the Central Bank revised downward the maximum daily amount to be purchased in auctions to $45 million, with $15 million of auction amount and $30 million of optional selling amount, as of March 10, 2008, owing to the unfavorable developments in the housing and credit markets of the developed countries, which increased the exchange rate volatility in Turkish FX markets. Later, with the deepening of global financial problems, foreign exchange buying auctions were suspended as of October 16, 2008 in order to improve the foreign exchange liquidity conditions of the Turkish banks. Furthermore, the Central Bank started to inject foreign exchange liquidity into the market through foreign exchange selling auctions as of October 24, 2008, since unhealthy price formations were witnessed due to a decrease in the depth of the foreign exchange market, setting the daily selling amount at $50 million. However, the FX sales auctions were held on only two working days and the Central Bank suspended the selling auctions on October 30, 2008 as a result of favorable developments in the global markets.
     As a result, $7.5 billion (net) was purchased through sales-purchase auctions in 2008, while there was no direct intervention in the FX market. As of end 2008, the gross foreign exchange reserves of the Central Bank amounted to $71 billion.

     In addition to FX purchase and sales auctions, in 2008, the Central Bank took several other measures regarding FX markets to strengthen the FX liquidity conditions of the banks and contain the adverse effects of the global financial turmoil on the functioning of the foreign exchange markets. See “Monetary Policy and Inflation.”
     Table No. 16
Central Bank Direct Interventions and Auctions in (million USD)

	Interventions		Auctions
	Purchase	Sale	Purchase	Sale
2004	1,283	9	4,104	—
2005	14,565	—	7,443	—
2006	5,441	2,105	4,296	1,000
2007	—	—	9,906	—
2008	—	—	7,584	100
Source: CBT.
     The following table displays the average and the period-end rates of exchange of Turkish Lira per US Dollar, Deutsche Mark, Japanese Yen and against a currency basket:
Table No. 17
Exchange Rates (1)

Period		Turkish Lira		Turkish Lira
Average	Turkish Lira per	per Deutsche	Turkish Lira per	per Japanese	Turkish Lira per
Year	U.S. Dollar	Mark	Euro	Yen (4)	Currency Basket
2004	1,429,201.65	—	1,776,210.74	13,209.21	2,796,883.92	(2)
2005 (3)	1.34726	—	1.67759	1,22577	2.63900	(2)
2006	1.43801	—	1.80868	1.23699	2.83070	(2)
2007	1.30779	—	1.78676	1.10935	2.68360	(2)
2008	1.29915	—	1.90492	1.26480	2.76594	(2)
Period End At December 31st
2004	1,348,600.00	—	1,835,600.00	12,999.00	2,762,012.00	(2)
2005 (3)	1.34950	—	1.59810	1.14490	2.58004	(2)
2006	1.41990	—	1.86760	1.19510	2.85795	(2)
2007	1.17030	—	1.71840	1.03470	2.49350	(2)
2008	1.5196	—	2.1511	1.6843	3.175947	(2)

(1)	Central Bank foreign exchange selling rates.

(2)	The basket consisting of $1.00 and EUR0.77.

(3)	The values are quoted in Turkish Lira (TL) after January 1, 2005.

(4)	The quotas are for Turkish Lira per 100 Japanese Yen since January 1, 2005.
Source: CBT
INTERNATIONAL LENDING
     Following the February 2001 crisis, the Governor of the Central Bank, Gazi Ercel, the Undersecretary of the Treasury, Selcuk Demiralp, and the president of the Banking Regulation and Supervision Agency, Zekeriya Temizel, all resigned. On March 13, 2001, Kemal Dervis, a former Turkish economist at the World Bank who served as Vice President for poverty reduction and economic management, became State Minister for the economy, replacing Recep Onal. In addition, as part of the Government’s new economic team, Mr. Sureyya Serdengecti was appointed as the new Governor of the Central Bank and Mr. Faik Oztrak was appointed as the Undersecretary of the Treasury.
     On March 19, 2001, the Government approved an outline of a national program of economic, political, and judicial reforms to prepare the country for accession talks with the European Union (the “EU”) and to provide a financial recovery plan. On April 14, 2001, Mr. Dervis announced a program aimed at restoring confidence in Turkey’s economy. Under this program, public spending was cut for the rest of 2001, bureaucratic hiring and wages were frozen, and the Turkish Lira continued to float against other currencies. Finally, on May 15, 2001, Turkey, the IMF and the World Bank reached an agreement for an approximately $10 billion package, which was in addition to the $6.5 billion in IMF funds to be disbursed under the Stand-By Agreement and the SRF, with $3.8 billion drawn immediately within the scope of the sixth and seventh reviews.
     Turkey quickly began to effect the reforms sought by Mr. Dervis and carried out a series of structural reforms concerning, among other things, the banking sector, the telecommunications sector, reform of the Central Bank, duty losses, the liberalization of the natural gas, electricity, sugar and tobacco markets and the maintenance of strict fiscal and monetary policies.
     On June 15, 2001, the Treasury invited Turkey’s banks to participate in two debt-swap packages designed to alleviate the cost of the Treasury’s domestic debt and extend the maturity of domestic borrowing. The Treasury issued three-year and five-year foreign currency-linked bonds and one- to two-year Turkish Lira floating rate notes in exchange for TL9,335 trillion ($8.1 billion) in shorter term domestic treasury bills. The swaps resulted in a coverage ratio of 76.0% for the Treasury. The swaps lengthened the average maturity of debt from 6 months to 37.5 months. As a result of the swaps, the total domestic debt service in 2001 declined by more than $6.8 billion.
     On July 12, 2001, the IMF and World Bank agreed to disburse the $3.3 billion loan tranche.
     On August 3, 2001, the IMF released a $1.5 billion loan tranche for Turkey. According to the IMF’s board of directors there were encouraging signs that the economic downturn was ending and inflation rates were decreasing as planned, which could result in a reduction of interest rates.
     The last tranche of the loan, amounting to $3 billion, was released at the end of November 2001 after the completion of the tenth review by the IMF Executive Board of Directors and drawn in December 2001. After this tranche, Turkey had approximately $4.3 billion available under the existing IMF’s Stand-By arrangement and the SRF, which was subject to IMF reviews.
     In 2002, the International Monetary Fund (the “IMF”) Executive Board and Turkey agreed on a stand-by arrangement for 2002-2004 (the “2002-2004 Stand-By Arrangement”), which provided for international lending of up to SDR 12.8 billion. During 2002, 2003 and 2004 Turkey drew SDR 11.9 billion (at the time of the release of the eighth tranche under the 2002-2004 Stand-By Arrangement on July 30, 2004, approximately $17 billion) under the 2002-2004 Stand-By Arrangement. At the time of the release of the fifth tranche on August 1, 2003, the IMF also amended Turkey’s principal repayment schedule and, as a result, a total of $4.4 billion of scheduled repayments due in 2004 was deferred to 2005 and a total of $7 billion due in 2005 was deferred to 2006.
     On September 20, 2004, Turkey and an IMF team began program discussions for a new stand-by arrangement. On December 14, 2004, an agreement on the draft letter of intent was reached. On April 26, 2005, Turkey submitted a new Letter of Intent and Memorandum of Economic and Financial Policies to the IMF. On May 11, 2005, the IMF Executive Board approved a new three year, SDR 6.66 billion (approximately $10 billion at the time) stand-by arrangement (the “2005-2008 Stand-By Arrangement”) to support Turkey’s economic and financial program through May 2008. An amount equivalent to SDR4 555.17 million (approximately $837.5 million at the time of the release) was made available immediately. The remaining balance was expected to be distributed in eleven equal tranches over the course of the 2005-2008 Stand-By Arrangement. In connection with the 2005-2008 Stand-By Arrangement, the IMF Executive Board also approved a one-year extension of Turkey’s obligation to repay to the IMF SDR 2.52 billion (approximately $3.8 billion as of May 11, 2005), which amount was to be payable by Turkey in 2006.
     On June 15, 2005, the head of the IMF mission visiting Turkey announced that an agreement had been reached in principle on a draft letter of intent and the policy actions needed to complete the first program review. Another IMF mission, which visited Turkey between September 8 and September 21, 2005, made progress on a range of key policy issues, including the macroeconomic

[4]	The Special Drawing Right, or SDR, serves as the unit of account of the IMF. The value of the SDR in terms of U.S. dollars was SDR 1 = $1.583210 on September 25, 2009.

framework for 2006; plans for implementation of the pending pension reform; measures to strengthen collection of social security contributions; steps to improve tax administration; options for reform of the tax regime; the preparations for launching formal inflation targeting in January 2006; and plans for strengthening the institutional framework for bank supervision. Another IMF mission visited Turkey between October 12, 2005 and October 25, 2005 to continue discussions with the Turkish authorities on progress in the implementation of the 2005-2008 Stand-By Arrangement. On October 25, 2005, it was announced that the IMF mission concluded discussions under the first two reviews of the 2005-2008 Stand-By Arrangement and that an agreement had been reached in principle on a draft letter of intent and on the actions needed to facilitate the IMF Executive Board consideration of the reviews. The first and second reviews were finalized by the IMF Executive Board on December 9, 2005 and thereafter an amount equivalent to SDR 1,110.34 million (approximately $1.58 billion as of December 9, 2005) was made available for release to Turkey.
     On May 8, 2006, an IMF mission started program review discussions under the 2005-2008 Stand-By Arrangement. On May 22, 2006, it was announced that the discussions under the third and fourth reviews of the 2005-2008 Stand-By Arrangement were completed and that an agreement had been reached on the draft letter of intent. The new Letter of Intent was signed and submitted to the IMF on July 7, 2006. On July 28, 2006, it was announced that the third and fourth reviews of the 2005-2008 Stand-By Arrangement were approved by the IMF Executive Board and an amount equivalent to SDR 1,249.2 million (approximately $1,849.0 million as of September 27, 2006) was made available for release to Turkey. On October 23, 2006, it was announced that the IMF mission had concluded its discussions related to the fifth review of the 2005-2008 Stand-By-Arrangement and an agreement on the draft Letter of Intent was reached. The new Letter of Intent was signed and sent to the IMF on November 27, 2006. The fifth review was approved by the IMF Executive Board on December 13, 2006 and thereafter an amount equivalent to SDR 749.5 million (approximately $1.13 billion, as of December 13, 2006) was made available for release to the Republic. On April 12, 2007, it was announced that discussions on the sixth review under Turkey’s 2005-2008 Stand-By Arrangement were concluded and an agreement on the draft Letter of Intent was reached. The sixth review was approved by the IMF Executive Board on May 18, 2007 and thereafter an amount equivalent to SDR 749.5 million (approximately $1.1 billion, as of May 15, 2007) was made available for release to The Republic. On December 21, 2007, it was announced that discussions on the seventh review under the Republic’s 2005-2008 Stand-By-Arrangement were concluded and an agreement on the draft Letter of Intent was reached. On May 9, 2008, the seventh review and disbursement of the remaining balance of SDR 2.25 billion (approximately $3.65 billion at the time of the release) was approved by the IMF Executive Board, which completed the 19th Stand-By-Arrangement.
     In October 2003, the Government and the World Bank agreed on a new Country Assistance Strategy (“CAS”) to define a strategic framework for the World Bank’s support to Turkey. The Board of Directors of the World Bank approved the new Country Assistance Strategy for the 2003-2006 period on November 6, 2003. The CAS initially envisaged a World Bank lending program in an amount up to $4.5 billion. On December 2, 2005, it was announced that the Republic and the World Bank agreed to a one-year extension of the CAS program, which increased the total size of World Bank lending to the Republic to $6.5 billion for the 2003-2007 period. In fiscal years 2004 to 2007 (the fiscal year for the World Bank begins July 1 and ends June 30), the World Bank committed $1.59 billion, $1.80 billion, $1.35 billion, and $1.36 billion, respectively, as program and project loans.
     On June 17, 2004, the Board of Directors of the World Bank approved the Third Programmatic Financial and Public Sector Adjustment Loan (PFPSAL-III) in the amount of $1 billion aiming to provide support to the Republic’s financial and public sector reform program while ensuring that social programs are adequately funded. The first tranche of this loan, amounting to $500 million, was disbursed on July 5, 2004 and the second tranche of the PFPSAL-III loan was released on June 22, 2006, after the preconditions for its release were satisfied. The preconditions included the enactment of the Agriculture Law (Law No. 5488); preparation of the strategic plan of Banking Regulation and Supervision Agency (BRSA) and the institutional development plan of the SDIF; selection of the financial advisor for the privatization of Halkbank; preparation of a plan for the privatization of Halkbank ; and finalization of the Vakifbank privatization. On July 29, 2006, the Board of Directors of the World Bank approved the Programmatic Public Sector Development Policy Loan (“PPDPL”) in the amount of $500 million. This loan supported Turkey’s public sector reform efforts in the areas of social security and social assistance, public finance and expenditure management and public administration and governance. In 2007, the World Bank supported economic policies through the Competitiveness and Employment Development Policy Loan (“CEDPL”) of $500 million in the areas of investment climate, labor markets, credit and capital markets, and innovation, technology, quality standards and labor skills. The CEDPL was approved on June 28, 2007 by the Board of Directors of the World Bank and the total amount of the loan was released on July 20, 2007.
     On February 11, 2005, Moody’s outlook for its B1 rating for Turkey was upgraded from stable to positive. On December 14, 2005, Moody’s again upgraded Turkey’s rating from B1 (positive outlook) to Ba3 (stable outlook). On December 6, 2005, Fitch Ratings revised Turkey’s outlook for its BB- rating from stable to positive. On January 23, 2006, Standard & Poor’s (“S&P”) outlook for its BB- rating for Turkey was revised from stable to positive. On June 27, 2006, S&P revised Turkey’s outlook for its BB- rating from positive to stable. On May 10, 2007, Fitch Ratings revised Turkey’s outlook for its BB- rating from positive to stable. S&P revised

Turkey’s outlook for its BB- rating from stable to negative on April 3, 2008, from negative to stable on July 31, 2008 and from stable to negative on stable on November 13, 2008.
FOREIGN TRADE AND BALANCE OF PAYMENTS
FOREIGN TRADE
     Turkey has increasingly diversified its export products and markets, with industrial products claiming an increasing share of total exports. From 2004 to 2008, total exports increased at an average annual rate of 21.7%. The value of Turkey’s exports rose from approximately $63.2 billion in 2004 to approximately $132 billion in 2008. In 2008, merchandise exports (including shuttle trade and transit trade) increased by 25.1% compared to 2007 and reached $143.1 billion and exports f.o.b. (excluding shuttle trade and transit trade) increased by 23.1% compared to 2007 and reached $132.0 billion.
     In 2008, the trade deficit (including shuttle trade) was $52.8 billion compared to $46.7 billion in 2007. The current account balance produced a deficit of $41.3 billion in 2008, compared to a deficit of $38.2 billion in 2007.
     The composition of exports has shifted substantially from agricultural products to industrial products. Industrial exports accounted for 95% of total exports in 2008 while the share of agricultural products in total exports was 3%. In addition to traditional export goods such as textiles and clothing products, food products and beverages, rubber and plastic products, metal products, machinery and equipment, electrical machinery and apparatus, motor vehicles and trailers, other transportation and furniture have been gaining greater importance. For example, while textiles and clothing products increased 1.01% to $22.8 billion in 2008, exports of food products and beverages, rubber and plastic products, metal products, machinery and equipment, electrical machinery and apparatus, motor vehicles and trailers, other transportation and furniture increased by 32% to $74.8 billion.
     Turkey entered into the Customs Union with the EU in 1996. Within this context, customs duties for all industrial products imported from the EU were abolished and the Common Customs Tariff of the EU was adopted. In the case of processed agricultural products, the EU and Turkey have agreed upon the establishment of a system in which Turkey differentiates between the agricultural and industrial components of the duties applicable to these products. Accordingly, Turkey has abolished the duties applicable to the industrial component for products originating in EU and EFTA countries, while duties applicable to the agricultural products still apply. However, the EU has granted customs duty concessions for a number of Turkish products, and Turkey has extended to the EU the limited concessions that it allows to EFTA countries. Within the framework of this agreement, customs duties for ECSC products originating in the EU and EFTA countries were gradually decreased and were fully abolished in January 1999.
     In order to comply with the common commercial policy of the EU in the textile and clothing sector, Turkey has harmonized its legislation to the EU’s quota and surveillance measures for that sector. A decree on state aid has also been brought into force in line with EU state aid regulations, limiting the scope of state aid to research and development, environmental protection, market research, training activities, refunds on agricultural products and other aid compatible with Turkey’s obligations under multinational agreements.
     Turkey’s principal trading partners have traditionally been EU member countries. In 2008, EU member countries accounted for 48.0% of total exports and 37.0% of total imports, compared to 56.3% and 40.3%, respectively, in 2007. The largest total export market for Turkish products was Germany, which accounted for 9.8% of total exports in 2008 compared to 11.2% in 2007.
     To date, Turkey has made the most progress in aligning itself with the preferential agreements of the EC and has signed 15 numerous trade agreements that include Central and Eastern European Countries, EFTA countries and Israel and there are still several agreements to be concluded with other countries. As a part of this process, Turkey has also adopted the EU’s General System of Preferences (“GSP”) towards the least developed countries. Turkey’s adoption of the EU’s preferential agreements enables it to participate in the EU trade arrangements with Central and Eastern European and Mediterranean countries. Turkey was integrated in the Pan-European Cumulation of Origin effective as of January 1, 1999. The free trade agreements that have been executed and Turkey’s participation in the Pan-European Cumulation of Origin are expected to further diversify the composition and destination of Turkish exports.
     The following table presents Turkey’s total imports, exports and terms of trade for the years indicated:

Table No. 18

	Terms of Trade-Foreign Trade, Value, Volume
	2004	2005	2006	2007	2008
	in billions of U.S dollars
Exports f.o.b (1)	63.2	73.5	85.5	107.3	132.0
Imports c.i.f (2)	97.5	116.8	139.6	170.1	202.0
Consumption goods	12.1	14.0	16.1	18.7	21.5
Capital goods	17.4	20.4	23.3	27.1	28.0
Intermediate goods	67.5	81.9	99.6	123.6	151.7
Oil	6.1	8.6	10.7	11.8	15.6
Other	61.4	73.3	88.9	111.8	136.1
Total Exports			(percentage change from previous year)
Value	33.7	16.3	16.4	25.4	23
Price	16.6	6	3.5	12.7	15.5
Volume(3)	14.6	9.7	12.5	11.3	6.5
Total Imports(2)
Value	40.7	19.7	19.5	21.8	18.8
Price	16	7	8.6	9.7	20
Volume(3)	21.3	11.9	10	11.1	-1.1
Terms of Trade	0.6	-0.9	-4.7	2.7	-3.8
Source: SPO, TURKSTAT

(1)	Excluding transit trade and shuttle trade.

(2)	Excluding transit trade and non-monetary gold.

(3)	Volume changes are obtained by dividing value changes by price changes.
     The following table presents the composition of Turkey’s exports by sector of trade for the periods indicated:
Table No. 19

	Exports (FOB)* by Sectors and Commodity
	Annual					Percentage Change
	2004	2005	2006	2007	2008	2005/04	2006/05	2007/06	2008/07
	(in millions of U.S. dollars unless otherwise indicated)
Agricultural and Forestry	2,542	3,329	3,481	3,724	3,930	31.0	4.6	7.0	5.5
Agriculture and farming of animals	2,526	3,314	3,467	3,708	3,916	31.2	4.6	7.0	5.6
Forestry and logging	16,0	14,8	13,9	15,8	13,1	-7.3	-5.9	13.4	-17.0
Fishing	103,0	139,5	130,9	158,1	240,3	35.3	-6.2	20.8	52.0
Fishing	103,0	139,5	130,9	158,1	240,3	35.3	-6.2	20.8	52.0
Mining and Quarrying	649	810	1,146	1,661	2,155	24.8	41.5	44.9	29.8
Mining of coal, lignite and peat	2,0	2,6	1,2	1,9	20,9	12.2	-53.5	60.3	979.8
Crude petroleum and natural gas	—	12,2	1,1	4,3	61,0	—	-90.7	284.5	1,301.8

	Exports (FOB)* by Sectors and Commodity
	Annual					Percentage Change
	2004	2005	2006	2007	2008	2005/04	2006/05	2007/06	2008/07
	(in millions of U.S. dollars unless otherwise indicated)
Mining of uranium and thorium ores Metal ores	187,0	247,9	468,4	853,4	1026,5	32.8	88.9	82.2	20.3
Other mining and quarrying	460,0	547,5	675,6	800,9	1046,6	19.0	23.4	18.5	30.7
Manufacturing	59,58	68,813	80,246	100,966	125,134	15.5	16.6	25.8	23.9
Food products and beverages	3,349	4,272	4,339	5,161	6,475	27.5	1.6	18.9	25.5
Tobacco products	78,0	121,8	181,5	194,7	276,8	56.0	49.0	7.3	42.1
Textiles	7,998	8,743	9,266	10,803	11,324	9.3	6.0	16.6	4.8
Apparel	9,34	9,925	10,175	11,793	11,505	6.3	2.5	15.9	-2.4
Luggage, saddlery and footwear	328,0	370,2	436,4	558,6	606,8	12.9	17.9	28.0	8.6
Products of wood and cork	204,0	249,9	336,0	454,7	533,9	22.7	34.4	35.3	17.4
Paper and paper products	457,0	559,2	601,4	834,3	1052,0	22.2	7.6	38.7	26.1
Printing and publishing	82,0	105,0	107,7	130,3	145,1	27.9	2.5	21.0	11.4
Coke, petroleum products and nuclear fuel	1,364	2,519	3,402	4,922	7,325	84.6	35.0	44.7	48.8
Chemicals and chemical products	2,556	2,818	3,481	4,054	4,994	10.2	23.5	16.5	23.2
Rubber and plastic products	1,959	2,486	3,016	3,928	4,750	26.9	21.3	30.2	20.9
Other non-metallic minerals	2,317	2,687	2,799	3,394	4,320	16.0	4.2	21.3	27.3
Manufacture of basic metals	6,816	6,888	9,334	12,325	22,570	1.1	35.5	32.0	83.1
Manufacture of fabricated metal products (exc. machinery)	2,2	2,685	3,350	4,254	5,531	22.0	24.8	27.0	30.0
Manufacture of machinery and equipment	3,913	4,865	6,006	8,005	9,764	24.3	23.4	33.3	22.0
Office, accounting and computing machinery	52,0	69,5	88,8	129,7	135,2	33.3	27.8	46.0	4.3
Electrical machinery and apparatus	1,576	1,933	2,822	4,106	4,974	22.7	46.0	45.5	21.2
Communication and apparatus	2,883	3,150	3,088	2,766	2,276	9.3	-2.0	-10.4	-17.7
Medical, precision and optical instruments, watches	173,0	197,5	243,9	337,4	404,3	13.9	23.5	38.3	19.8
Motor vehicles and trailers	8,813	10,226	12,677	17,007	19,332	16.0	24.0	34.2	13.7
Other transport	1,349	1,707	2,140	2,716	3,337	26.6	25.4	26.9	22.9
Furniture	1,771	2,238	2,356	3,094	3,500	26.4	5.3	31.3	13.1
Recycling
Electricity, Gas and Water Supply	60,0	103,4	123,6	168,8	73,3	71.9	19.5	36.6	-56.6
Electricity, gas and steam	60,0	103,4	123,6	168,8	73,3	71.9	19.5	36.6	-56.6
Wholesale and Retail Trade	231,0	279,8	405,4	473,9	430,5	21.3	44.9	16.9	-9.2
Wholesale and retail trade	231,0	279,8	405,4	473,9	430,5	21.3	44.9	16.9	-9.2
Other Business Activities	1,0	0,3	0,4	1,4	1,9	-80.9	64.5	229.1	34.5
Other business activities	1,0	0,0	0,4	1,4	1,9	-80.9	64.5	229.1	34.5
Social and Personal Activities	2,0	0,9	1,4	1,4	1,7	-42.8	50.2	-2.4	23.5
Total	63,17	73,476	85,535	107,272	131,966	16.3	16.4	25.4	23.0

*	Excluding shuttle and transit trade
Source: TURKSTAT
     Turkey has taken the lead in the establishment of the Black Sea Economic Cooperation Zone, which is intended to create a regional trade organization for the 11 countries surrounding the Black Sea. With the participation of Albania, Armenia, Azerbaijan, Bulgaria, Georgia, Greece, Moldavia, Romania, the Russian Federation, Ukraine and Turkey, the Black Sea Trade and Development Bank has been established to promote economic prosperity and promote regional projects in the area. Turkey has also embarked on efforts to develop new export markets in countries with which Turkey has not traditionally traded. See “Description of Turkey—International Organizations.”
     The following table presents Turkey’s exports by country for the periods indicated:

Table No. 20

	Export (fob) by Country
	2004	2005	2006	2007	2008	2004	2005	2006	2007	2008
	(in millions of US dollars, unless otherwise indicated)					(percent share)
Total	63,167,153	73,476,408	85,534,676	107,271,750	132,027,258	100	100	100	100	100
A- EU COUNTRIES (27)	36,580,859	41,364,962	47,934,746	60,398,502	63,390,481	57.9	56.3	56.0	56.3	48.0
B-FREE ZONES IN TURKEY	2,563,637	2,973,224	2,967,219	2,942,876	3,008,061	4.1	4.0	3.5	2.7	2.3
C-BORDER TRADE CENTERS				285	6,624
D-OTHER COUNTRIES	24,022,657	29,138,222	34,632,711	43,930,087	65,622,092	38.0	39.7	40.5	41.0	49.7
1-Other European Countries	4,507,410	5,855,304	7,961,672	10,842,681	15,678,083	7.1	8.0	9.3	10.1	11.9
2-North African Countries	2,203,356	2,544,398	3,096,665	4,029,683	5,850,262	3.5	3.5	3.6	3.8	4.4
3-Other African Countries	764,791	1,086,849	1,469,127	1,946,661	3,212,341	1.2	1.5	1.7	1.8	2.4
4-North American Countries	5,206,705	5,275,698	5,439,399	4,540,601	4,801,535	8.2	7.2	6.4	4.2	3.6
5-Central America and Caraips	333,715	410,753	548,451	548,835	828,687	0.5	0.6	0.6	0.5	0.6
6-South America Countries	192,754	273,783	340,598	513,719	901,401	0.3	0.4	0.4	0.5	0.7
7-Near And Middle Eastern	7,921,284	10,184,230	11,315,751	15,081,322	25,430,395	12.5	13.9	13.2	14.1	19.3
8-Other Asian Countries	2,544,121	3,028,878	3,941,556	5,227,250	7,074,123	4.0	4.1	4.6	4.9	5.4
9-Australia and New Zealand	264,495	270,794	327,020	342,812	435,326	0.4	0.4	0.4	0.3	0.3
10-Other Countries	84,026	207,536	192,474	856,524	1,409,938	0.1	0.3	0.2	0.8	1.1
Selected country groups
OECD Countries	40,518,488	44,354,995	54,480,970	65,674,811	70,471,811	64.1	60.4	63.7	61.2	53.4
EFTA Countries	666,588	820,849	1,189,267	1,327,977	3,261,728	1.1	1.1	1.4	1.2	2.5
Organization of Blacksea Economic Co-operation	6,778,995	8,619,516	11,583,697	16,784,102	20,867,277	10.7	11.7	13.5	15.6	15.8
Organization for Economic Co-operation	2,206,321	2,669,869	3,340,996	4,700,072	6,247,706	3.5	3.6	3.9	4.4	4.7
New Independent States	3,961,619	5,056,779	6,992,529	10,088,336	13,938,226	6.3	6.9	8.2	9.4	10.6
Turkish Republics	1,194,307	1,409,257	1,981,603	2,874,467	3,749,451	1.9	1.9	2.3	2.7	2.8
Organization of Islamic Conference	10,214,345	13,061,019	15,007,499	20,310,574	32,596,965	16.2	17.8	17.5	18.9	24.7
Selected Countries (1)
-Germany	8,745	9,455	9,686	11,994	12,949	13.8	12.9	11.3	11.2	9.8
-United Kingdom	5,544	5,917	6,814	8,626	8,161	8.8	8.1	8.0	8.0	6.2
-Italy	4,640	5,617	6,752	7,479	7,814	7.3	7.6	7.9	7.0	5.9
-USA	4,849	4,911	5,061	4,145	4,289	7.7	6.7	5.9	3.9	3.2
-France	3,668	3,806	4,604	5,974	6,615	5.8	5.2	5.4	5.6	5.0
-Spain	2,618	3,011	3,720	4,580	4,044	4.1	4.1	4.3	4.3	3.1
-Russia	1,859	2,377	3,238	4,727	6,477	2.9	3.2	3.8	4.4	4.9
-Iraq	1,821	2,750	2,589	2,812	3,915	2.9	3.7	3.0	2.6	3.0

	Export (fob) by Country
	2004	2005	2006	2007	2008	2004	2005	2006	2007	2008
	(in millions of US dollars, unless otherwise indicated)					(percent share)
-Netherlands	2,138	2,470	2,539	3,018	3,143	3.4	3.4	3.0	2.8	2.4
-Romania	1,235	1,785	2,350	3,651	3,980	2.0	2.4	2.7	3.4	3.0
-U. A. E			1,675	1,986	3,241	7,975	2.3	2.3	3.0	6.0
-Greece	1,171	1,127	1,603	2,262	2,430	1.9	1.5	1.9	2.1	1.8
-Bulgaria			1,179	1,568	2,061	2,149	1.6	1.8	1.9	1.6
-Israel	1,314	1,467	1,529	1,658	1,935	2.1	2.0	1.8	1.5	1.5
-Belgium Luxembourg	1,183	1,292	1,381	1,736	2,122	1.9	1.8	1.6	1.6	1.6
-Ukrania			821	1,121	1,481	2,184	1.1	1.3	1.4	1.7
-Iran			913	1,067	1,387	2,029	1.2	1.2	1.3	1.5
-Poland			830	1,060	1,437	1,586	1.1	1.2	1.3	1.2
-Algeria	806	807	1,021	1,232	1,613	1.3	1.1	1.2	1.1	1.2
-Saudi Arabia	769	962	983	1,486	2,197	1.2	1.3	1.1	1.4	1.7

Total	63,167	73,476	85,535	107,213	132,003	67.1	72.4	70.9	70.0	66.4
Source: TURKSTAT, SPO

(1)	Countries are selected according to the highest total export values in the last three years.
     The value of imports increased from approximately $7.9 billion in 1980 to approximately $202 billion in 2008. In 2008, the EU accounted for 37.0% of Turkey’s total imports.
     In 2008, of the main commodity groups, the share of intermediate goods in total imports was 75.5%, while the shares of capital goods and consumption goods in total imports were 13.5% and 10.6%, respectively. As a result of the Customs Union, all customs duties and charges and the quantitative restrictions on imports from EU and EFTA were abolished. Turkey applies the EU’s common customs tariff on imports of industrial goods from developing nations, except in limited circumstances where the products are automobiles, footwear, certain leather products and furniture.
     With the establishment of the Customs Union, Turkey’s weighted average rates of protection on industrial imports from the EU and EFTA countries decreased from approximately 10% to 0. As for the products imported from countries that are not part of the Customs Union, average protection rates were reduced from approximately 15%, the pre-Customs Union level, to 5.6% in 1996. As of January 1, 2001, the average of customs duties on industrial products fell further to 4.5%.
     The following table presents the composition (by Broad Economic Classification) of Turkey’s imports (other than non-monetary gold) by sector of trade for the periods indicated:
Table No. 21

	Imports (CIF) by Sector and Commodity
	2004	2005	2006	2007	2008	2005/04	2006/05	2007/06	2008/07
	(in millions of US dollars,
	unless otherwise indicated)					(% change)
TOTAL	97,540	116,774	139,576	170,063	201,963	19.7	19.5	21.8	18.8
CAPITAL GOODS	17,397	20,363	23,348	27,040	28,020	17.1	14.7	15.8	3.6
Capital goods (Except transportations vehicles)	13,493	17,120	19,665	23,359	23,256	26.9	14.9	18.8	-0.4
Transportation vehicles incidental to industry	39,037	3,243	3,682	3,681	4,765	-91.7	13.5	0.0	29.4

	Imports (CIF) by Sector and Commodity
	2004	2005	2006	2007	2008	2005/04	2006/05	2007/06	2008/07
	(in millions of US dollars,
	unless otherwise indicated)					(% change)
INTERMEDIATE GOODS	67,549	81,868	99,605	123,574	151,744	21.2	21.7	24.1	22.8
Unprocessed materials incidental to industry	5,775	6,027	7,320	10,025	13,692	4.4	21.5	36.9	36.6
Processed materials incidental to industry	33,407	39,549	46,511	58,865	65,678	18.4	17.6	26.6	11.6
Unprocessed fuels and oils	7,329	14,699	19,772	22,826	32,259	100.6	34.5	15.4	41.3
Parts of investment goods	6,432	6,747	7,632	9,087	9,445	4.9	13.1	19.1	3.9
Parts of transportation vehicles	6,544	7,427	8,685	10,434	11,264	13.5	16.9	20.1	8.0
Unprocessed materials of food and beverages	944	866	779	1,685	3,154	-8.2	-10.1	116.4	87.2
Processed materials of food and beverages	624	762	950	858	1,742	22.2	24.7	-9.7	103.0
Processed fuels and oils	6,492	5,791	7,955	9,795	14,511	-10.8	37.4	23.1	48.2

CONSUMPTION GOODS	12,100	13,975	16,116	18,697	21,489	15.5	15.3	16.0	14.9
Automobiles	42,135	4,296	4,269	4,747	4,552	-89.8	-0.6	11.2	-4.1
Resistant consumption goods	1,439	1,839	2,297	3,032	3,531	27.8	24.9	32.0	16.5
Semi-resistant consumption goods	1,910	2,506	3,248	3,915	4,808	31.2	29.6	20.5	22.8
Non-resistant consumption goods	3,184	3,415	3,737	4,358	5,301	7.3	9.4	16.6	21.6
Unprocessed of food and beverages	149	270	316	403	753	81.2	16.9	27.7	86.8
Processed of food and beverages	528	645	755	954	1,121	22.2	17.1	26.3	17.5
Gasoline	556	712	1,084	1,172	1,306	28.0	52.3	8.2	11.5
Transportation vehicles not incidental to industry	118	292	411	117	117	147.8	40.6	-71.5	0.1

OTHERS	492	567	508	675	707	15.3	-10.5	32.9	4.7
Other goods not elsewhere specified	493	567	508	675	707	15.1	-10.5	32.9	4.7
Source: SPO

     The following table presents imports (other than non-monetary gold) by country or region of origin for the periods indicated:
Table No. 22

	Imports (CIF) by Country
	2004	2005	2006	2007	2008	2004	2005	2006	2007	2008
	(in thousands of US dollars, unless otherwise indicated)					(percent share)
Total	97,539,766	116,774,151	139,576,174	170,062,715	201,963,558	100	100	100	100	100
A-EU COUNTRIES (27)	48,102,744	52,695,793	59,400,922	68,611,562	74,802,363	49.3	45.1	42.6	40.3	37.0
B-FREE ZONES IN TURKEY	811,460	760,060	944,142	1,223,729	1,334,250	0.8	0.7	0.7	0.7	0.7
C-OTHER COUNTRIES	48,625,562	63,318,298	79,231,111	100,227,423	125,826,945	49.9	54.2	56.8	58.9	62.3
1-Other European Countries	15,756,926	20,385,906	25,695,361	34,253,510	44,196,490	16.2	17.5	18.4	20.1	21.9
2-North African Countries	3,231,235	4,212,112	4,878,401	3,616,397	5,267,239	3.3	3.6	3.5	2.1	2.6
3-Other African Countries	1,589,145	1,835,122	2,526,126	3,167,700	2,503,214	1.6	1.6	1.8	1.9	1.2
4-North American Countries	5,114,159	5,822,698	6,935,690	9,032,926	13,404,016	5.2	5.0	5.0	5.3	6.6
5-Central America and Caraips	209,040	287,280	334,966	448,291	560,444	0.2	0.2	0.2	0.3	0.3
6-South America Countries	1,271,462	1,747,404	2,130,616	2,671,179	3,259,762	1.3	1.5	1.5	1.6	1.6
7-Near And Middle Eastern	5,584,836	7,966,854	10,568,063	12,641,279	17,627,603	5.7	6.8	7.6	7.4	8.7
8-Other Asian Countries	15,500,398	20,581,162	25,657,979	33,658,278	38,087,261	15.9	17.6	18.4	19.8	18.9
9-Australia and New Zealand	301,553	321,399	398,688	671,742	876,169	0.3	0.3	0.3	0.4	0.4
10-Other Countries	66,810	158,360	105,221	66,122	44,747	0.1	0.1	0.1	0.0	0.0

Selected country groups

OECD Countries	59,649,528	66,106,955	77,812,573	91,856,829	102,901,946	61.2	56.6	55.7	54.0	51.0
EFTA Countries	3,911,430	4,439,552	4,522,434	5,774,587	6,217,519	4.0	3.8	3.2	3.4	3.1
Organization of Blacksea Economic Co-operation	15,368,136	20,480,090	27,021,455	34,808,872	45,632,225	15.8	17.5	19.4	20.5	22.6
Organization for Economic Co-operation	3,217,953	5,108,258	8,101,662	9,972,107	13,220,660	3.3	4.4	5.8	5.9	6.5
New Independent States	12,926,894	17,252,743	23,372,924	31,262,659	42,613,879	13.3	14.8	16.7	18.4	21.1
Turkish Republics	753,526	1,267,479	1,967,429	2,669,249	4,278,503	0.8	1.1	1.4	1.6	2.1
Organization of Islamic Conference	10,630,643	14,459,182	19,110,794	21,524,428	29,178,544	10.9	12.4	13.7	12.7	14.4

	2004	2005	2006	2007	2008	2004	2005	2006	2007	2008
Selected Countries (1)
-Russia	9,033	12,906	17,806	23,506	31,365	9.3	11.1	12.8	13.8	15.5
-Germany	12,516	13,634	14,768	17,547	18,687	12.8	11.7	10.6	10.3	9.3
-China	4,476	6,885	9,669	13,224	15,658	4.6	5.9	6.9	7.8	7.8
-Italy	6,866	7,566	8,663	9,967	11,011	7.0	6.5	6.2	5.9	5.5
-France	6,201	5,888	7,240	7,832	9,022	6.4	5.0	5.2	4.6	4.5
-USA	4,745	5,376	6,261	8,144	11,976	4.9	4.6	4.5	4.8	5.9
-Iran	1,962	3,470	5,627	6,614	8,200	2.0	3.0	4.0	3.9	4.1
-United Kingdom	4,317	4,696	5,138	5,471	5,324	4.4	4.0	3.7	3.2	2.6

	2004	2005	2006	2007	2008	2004	2005	2006	2007	2008
-Switzerland	3,405	4,054	4,015	5,269	5,588	3.5	3.5	2.9	3.1	2.8
-Southern Korea	2,573	3,485	3,556	4,369	4,091	2.6	3.0	2.5	2.6	2.0
-Japan	2,684	3,109	3,217	3,703	4,027	2.8	2.7	2.3	2.2	2.0
-Ukraine	2,509	2,651	3,059	4,518	6,106	2.6	2.3	2.2	2.7	3.0
-Romania		2,286	2,669	3,113	3,548		2.0	1.9	1.8	1.8
-Belgium-Luxemburg	1,992	2,241	2,477	2,869	3,151	2.0	1.9	1.8	1.7	1.6
-Saudi Arabia	1,232	1,889	2,252	2,440	3,322	1.3	1.6	1.6	1.4	1.6
-Netherlands	1,908	2,152	2,160	2,655	3,056	2.0	1.8	1.5	1.6	1.5
-Algeria		1,695	1,865	2,108	3,262		1.5	1.3	1.2	1.6
-Taiwan		1,530	1,649	1,884	1,684		1.3	1.2	1.1	0.8
-India		1,280	1,579	2,300	2,458		1.1	1.1	1.4	1.2

Total	97,540	116,774	139,576	170,063	201,963	68.1	74.3	74.3	75.0	75.0

(1)	The countries are chosen according to the total import values in the last three years.
Sources: TURKSTAT, SPO.
     As of December 31, 2008, Turkey’s gross international reserves were approximately $114.6 billion. As of December 31, 2008, official reserves of the Central Bank were approximately $71.0 billion and commercial banks and special finance house gross foreign exchange reserves (excluding gold and securities portfolio) were approximately $40.4 billion. However, in 2008, due to increases in global risk aversion, net portfolio outflows from Turkey were $5.046 million, compared to a $717 million inflow in 2007.
OTHER GOODS, SERVICES AND INCOME
     In addition to merchandise exports and imports, Turkey’s current account is also composed of earnings from other goods, services and income. This item includes tourism revenues, interest earnings and other invisible revenues such as earnings from shipment and transportation, investment income, contractors’ earnings and other official and private services (a residual category).
     In 2008, Turkey’s tourism revenues increased by 18.7% to $22.0 billion. See “Economy—Services—Tourism.” In addition, earnings from income balance were $6.9 billion in 2008, compared to $6.4 billion in 2007.
     Turkey’s receipts from all services amounted to approximately $34.8 billion in 2008, which represented an increase of 21.6% from 2007. Current transfers amounted to $2.0 billion in 2008. On the other hand, the debit for all services and income account amounted to approximately $32.14 billion ($14.8 billion from income) in 2008, representing an increase of 13.0% (an increase of 9.6% for income) from 2007.
     BALANCE OF PAYMENTS
     The following table summarizes the balance of payments of Turkey for the periods indicated:
Table No. 23

	2004	2005	2006	2007	2008
CURRENT ACCOUNT	-14,431	-22,088	-32,051	-38,219	-41,289
Trade Balance	-22,736	-33,001	-40,962	-46,677	-52,844
Goods Exports	68,535	78,365	93,611	115,364	140,999
Goods Imports	-91,271	-111,366	-134,573	-162,041	-193,843
Services	12,797	15,334	13,694	13,323	17,513
Credit	22,941	26,757	25,407	28,615	34,807
Tourism receipts	15,888	18,152	16,853	18,487	21,951
Debit	-10,144	-11,423	-11,713	-15,292	-17,294
Income	-5,609	-5,875	-6,691	-7,108	-7,964
Credit	2,651	3,608	4,383	6,420	6,880
Interest Income	697	1,005	1,453	2,158	2,022
Debit	-8,260	-9,483	-11,074	-13,528	-14,844

	2004	2005	2006	2007	2008
Interest Expenditure	-4,312	-5,010	-6,322	-7,479	-8,529
Current Transfers	1,117	1,454	1,908	2,243	2,006
General Government	313	603	621	809	728
Other Sectors	804	851	1,287	1,434	1,278
Workers Remittances	804	851	1,111	1,209	1,324
CAPITAL ACCOUNT	0	0	0	0	0
FINANCIAL ACCOUNT	13,360	19,460	32,064	36,622	36,143
Direct Investment (net)	2,005	8,967	19,261	19,940	15,414
Portfolio Investment (net)	8,023	13,437	7,373	717	-5,046
Assets	-1,388	-1,233	-4,029	-2,063	-1,276
Liabilities	9,411	14,670	11,402	2,780	-3,770
Equity Securities	1,427	5,669	1,939	5,138	716
Debt Securities	7,984	9,001	9,463	-2,358	-4,486
General Government	7,984	9,351	9,463	-2,358	-4,486
In Turkey	6,025	5,934	6,129	-3,281	-5,073
Abroad	1,959	3,417	3,334	923	587
Other Investment (net)	4,156	14,903	11,544	23,997	24,718
Assets	-6,983	-578	-13,437	-4,858	-10,897
Liabilities	11,139	15,481	24,981	28,855	35,615
Loans	6,133	11,605	19,403	27,595	30,242
Monetary Authority	-4,414	-2,881	0	0	0
General Government	-267	-4,637	-5,223	-3,901	3,424
Banks	5,708	9,248	5,814	5,608	3,047
Other Sectors	5,106	9,875	18,812	25,888	23,771
Deposits	647	489	4,622	-3,323	3,387
in Monetary Authority	-209	-787	-1,268	-1,450	-1,791
in Banks	856	1,276	5,890	-1,873	5,178
Reserve Assets	-824	-17,847	-6,114	-8,032	1,057
NET ERRORS AND OMISSIONS	1,071	2,628	-13	1,597	5,146

Source: CBT.
CURRENT ACCOUNT
     Progress towards EU membership and increases in political stability improved expectations for the Turkish economy in 2004. As a result of high growth and capital inflows, the current account balance yielded a deficit of $14.4 billion in 2004. The services surplus reached $12.8 billion (a 21.7% increase over 2003) due largely to an increase of 20.3% in tourism revenues totaling $15.9 billion. However, income balance remained unchanged compared to the previous year at a deficit of $5.6 billion. Current transfers reached $1.1 billion in 2004 (a 9.5% increase over 2003) due to increases in workers’ remittances and official transfers.
     The current account deficit continued to widen and reached $22.1 billion in 2005, mainly due to the widening trade deficit. The expansion of domestic consumption together with the rapid rise in machinery equipment and construction investment contributed to import growth significantly. The increase in crude oil and other energy prices was another important factor behind rapid import growth. In spite of the strong YTL, exports grew by 14.3% owing to strong foreign demand and low unit labor costs in 2005, albeit losing momentum towards the end of the year. Tourism revenues reached $18.2 billion resulting in a services surplus of $15.3 billion in the same year. However, the increasing portfolio income outflows and interest expenditures led to an income deficit of $5.9 billion. Current transfers increased by 30.2% compared to 2004.
     The financial turmoil in international markets during May-June 2006 affected the Turkish economy considerably. The domestic demand slowed down significantly, which was reflected in the imports of consumption and investment goods especially by the second half of the year. Exports, on the other hand, regained pace in the second half of 2006 and its growth rates surpassed those of imports towards the end of 2006. Consequently, the current account-GDP ratio stabilized after reaching its record-high level of 6.1% annually in the third quarter. The tourism sector experienced a weak performance during 2006 mainly due to the fact that the World Cup was held in Germany (which is Turkey’s biggest tourist supplier), the avian flu epidemic, harsh winter conditions and political tensions in Turkey’s neighboring countries.

\

     The current account deficit resurged, particularly since the third quarter of 2007 due to the acceleration of imports arising from the appreciation of the YTL as well as the modest recovery in domestic demand and the ease of uncertainties over the general elections. The surge in international energy prices also added to this development. The ongoing strong export growth and the rebound in tourism revenues could not offset the expansion of the current account deficit, and real imports grew faster than real exports in annual terms starting from June 2007. The current account yielded a deficit of $38.2 billion (or 5.9% of GDP).
     The impact of the current global recession on domestic and external demand became more pronounced in the last quarter of 2008. Exports and imports, which increased at high rates in the first nine months of 2008, dropped sharply in the last quarter of the year both in nominal and real terms. Services revenues increased by 31.4% led by tourism revenues of $22 billion in 2008. On the other hand, in the same period income deficit widened as a result of the increase in interest expenditures of the private sector. Therefore, the current account deficit, which went up to $48.8 billion in August 2008 in annualized terms, pointed to a sharp decline in the last quarter of the year, dropping to $41.3 billion (5.6% of GDP) by the year-end 2008.
FOREIGN DIRECT INVESTMENT
     Pro-business foreign direct investment policies have been introduced as part of the liberalization of the Turkish economy. The foreign direct investment legislation provides a secure environment for foreign investors by providing support through several bilateral and multilateral agreements and organizations — ensuring national treatment such as granting foreign entrepreneurs the same rights and obligations as local entrepreneurs and guaranteeing the transfer of profits, fees and royalties and the repatriation of capital.
     Foreign Direct Investment Law No. 4875, which has been in force since June 17, 2003, emphasizes the key elements of the liberalized investment environment in Turkey, and represents a “legal guide” to international investors about their rights and obligations. Since all companies that are established in Turkey under the Turkish Commercial Code are considered Turkish companies, all duties and responsibilities are the same, regardless of the nature of the capital structure of the company.
     Main Principles of the Foreign Direct Investment Regime:
•	No Pre-entry Screening Requirement

•	No Minimum Capital Requirement

•	National Treatment

•	Guarantee to Transfer of Proceeds

•	Key Expatriate Personnel Employment

•	Protection Against Expropriation

•	International Dispute Settlement
     Turkey has been a party to several international organizations and bilateral and multilateral agreements, which provide a more secure investment environment for foreign investors, such as:
•	Turkey is a member of Organization for Economic Co-operation and Development (“OECD”), World Trade Organization (“WTO”), International Monetary Fund (“IMF”), World Bank and various organizations of the World Bank, including Multinational International Guaranty Agency (“MIGA”).

•	Agreements to protect and promote investment have been signed with 80 countries, and 65 of them are currently in force.

•	Agreements to avoid double taxation are currently in effect with 70 countries.

•	Turkey is actively participating in the meetings and activities of the OECD Investment Committee and its working parties, and Turkey is a party to the convention on the International Center for Settlement of Disputes.

•	Turkey is a party to investment-related agreements on WTO platforms such as TRIMs (Trade Related Investment Measures) and TRIPs (Trade Related Intellectual Property Rights). Turkey also actively participates in the WTO working group conducting analytical studies on the relationship between trade and investment.
Net foreign direct investment inflows into Turkey amounted to $17,963 million in 2008. The following table sets forth foreign direct investment inflows for the years indicated:

Table No. 24
Foreign Direct Investment

				Other Capital	Real
	Equity Capital			(intra-company loans)	Estate	Total
	Inflow	Outflow	Net	Net	Net	(Net)
	(in millions of U.S. dollars)
2004	1,190	-98	1,092	350	1,343	2,785
2005	8,535	-401	8,134	56	1,841	10,031
2006	17,639	-657	16,982	281	2,922	20,185
2007	19,136	-743	18,393	727	2,926	22,046
2008	14,687	-35	14,652	374	2,937	17,963
Source: CBRT
     Investments in the services sector accounted for 66% of total foreign direct investment for 2008, while manufacturing accounted for 26% of such total. The following tables set forth foreign direct investment inflows (Equity Capital) by sector and by country:
Table No. 25
Foreign Direct Investment (Equity Capital) by Sector
(in millions of U.S. dollars)

Sector	2004	2005	2006	2007	2008
Agriculture, Hunting and Forestry	4	5	5	5	26
Fishing	2	2	1	3	19
Mining and Quarrying	73	40	122	336	153
Manufacturing	190	785	1,866	4,210	3,791
Electricity, gas and water supply	66	4	112	567	1,053
Construction	3	80	222	285	468
Wholesale and retail trade	72	68	1,166	169	2,073
Hotels and Restaurants	1	42	23	33	27
Transports, Storage and Communication	639	3,285	6,696	1,116	170
Financial Intermediation	69	4,018	6,957	11,662	6,025
Real Estate, Renting and Business Services	3	29	99	560	674
Public Administration and Defense	0	0	0	0	0
Education	0	17	0	0	0
Health and Social Work	35	74	265	177	149
Other community, social and personal service activities	33	86	105	13	59
Activities of households	0	0	0	0	0
Extra-territorial organizations and bodies	0	0	0	0	0
TOTAL	1,190	8,535	17,639	19,136	14,687
Source: CBRT
Table No. 26
Foreign Direct Investment (Equity Capital) by Country
(in millions of U.S. dollars)

	2004	2005	2006	2007	2008
Europe	1,033	6,652	14,574	12,973	11,365
Germany	0	39	251	583	3,045
France	568	383	5,069	5,443	1,550
Netherlands	126	166	628	702	1,335
United Kingdom	73	391	357	954	1,217
Italy	3	66	53	583	825
Greece	38	11	2,791	2,360	779
Other EU Countries	145	52	169	806	327
EFTA countries	6	41	75	262	201

	2004	2005	2006	2007	2008
Other European countries	0	1,605	10	111	90
Africa	0	3	21	5	82
America	97	122	1,002	4,717	947
North America	97	114	969	4,223	887
USA	36	88	848	4,212	864
Canada	61	26	121	11	23
Central America	0	0	8	32	27
South America	0	0	0	1	467
Asia	60	1,756	1,927	1,405	2,291
Near and Middle East	54	1,678	1,910	608	2,131
Other Asian countries	6	78	17	797	160
Australia	0	0	1	108	26
Unclassified	2	0	1	7	10
Total World	745	1,190	8,535	17,639	19,136
Source: CBRT
FUTURE DIRECTIONS
     Strengthening the private sector’s role in the Turkish economy is an integral part of Turkey’s overall macroeconomic program. Within this framework, Turkey has put efforts for improving the investment climate among the top agenda items and initiated a comprehensive reform program in 2001 in order to streamline all investment-related procedures. The purpose of the Reform Program is to increase domestic and foreign investments by improving the investment environment. Thus, it was intended to prevent administrative obstacles faced during investments, to reduce or eliminate unnecessary and repetitive bureaucratic transactions and to complete the procedures rapidly. The Reform Program does not have a limited period; instead, it is an on-going improvement initiative.
     With a view to provide an efficient institutional structure in coordinating the Reform Program, the Coordination Council for the Improvement of the Investment Environment (YOIKK) was established in 2001. The mandate of the YOIKK is to make specific recommendations to the Council of Ministers to remove obstacles which block the improvement of the investment climate.
     YOIKK assigned 10 specialized technical committees to work on developing concrete proposals and strategies in order to overcome all of the main obstacles in the following fields:
•	Company registrations

•	Employment of foreigners

•	Sectoral licensing

•	Land access and site development

•	Taxation and state aids

•	Customs and technical standards

•	Intellectual property rights

•	Foreign direct investments legislation

•	Investment promotion and

•	Small and medium sized enterprises
     There are 12 YOIKK Technical Committees with the establishment of the Corporate Governance Technical Committee in 2005 and Research and Development Technical Committee in 2008.
     Productive collaboration between the public and the private sector is the key factor in this process. To ensure that policy reforms truly reflect and address private sector concerns, direct involvement of companies and investors in this process is critical. Thus, each technical committee consists of representatives from both private sector and government agencies.
     To increase the efficiency of the YOIKK, a Steering Committee was established in May 2005, comprised of high level executives of Ministries and governmental agencies and the four leading business associations which have seats on the YOIKK and Investment

Advisory Council for Turkey (IAC) platforms. The Undersecretary of the Treasury chairs the Steering Committee. In case of necessity, the Chairman is able to invite representatives from institutions which are not represented among members.
This comprehensive Reform Program that has been implemented since 2001 has provided positive results. Examples of legislation enacted as a direct result of the YOIKK process include as follows:
     •      Foreign Direct Investment Law No. 4875, which has been in force since June 17, 2003, that serves as a declaration to foreign investors of their rights and will enable a shift from an “investment permission system” to an “investment monitoring system” in conformity with international best practices.
     •      As a result of the removal of administrative barriers in company start-up procedures with Law No. 4484 on company establishment, which was enacted on June 17, 2003, the company association process was reduced to 3 transactions from 19 transactions and the amount of time required to establish a company was reduced dramatically to 1 day. This reform has placed Turkey among the countries with best practices in terms of starting a business.5
     •      Certain initiatives in the mining, food, pharmaceuticals, chemicals and tourism sectors to simplify the legislation and bureaucratic procedures related to relevant sector licenses. Within this context, the Environmental Impact Assessment (EIA) process was shortened and the preliminary emission authorization was also cancelled for most of the investments upon the release of the Regulation on Controlling Industrial Air Pollution.
     •      Regulation on “Opening a Business Place and Work License” reduced the required number of documents from 52 to 6 for licensing of sanitary business places and from 43 to 7 for licensing of non-sanitary business places.
     •      The General Directorate of Land Registry and Cadastre became effective on January 7, 2006.6 The legislation amends Article 35 of the Land Registry Law No. 2644 and pertains to the purchase of real estate by foreigners.
     •      Regarding the sectoral licenses, the legal arrangement of the Undersecretariat of the State Planning Organization pertaining to the establishment of the Development Agencies, including the regulations on the establishment of a “One Stop Shops (Investment Support Offices)” System which focuses on sectoral permits at investment and commissioning stages came into force on February 8, 2006.7 Consequently on July 6, 2006 Development Agencies in Adana (for the provinces of Adana and Mersin) and Izmir were established. In addition, eight development agencies were established in 2008 in Gaziantep, Diyarbakır, Mardin, Van, Erzurum, Istanbul, Konya and Samsun.
     •      Regulation of the Ministry of Industry and Trade relating to the definition of SMEs8 was entered into force on May 18, 2006. This legislation containing a single, EU harmonized definition of SME, ensures the acceptance of a common definition by all establishments and institutions that contain the terms SME, Medium Sized Enterprise, Small Sized Enterprise or Micro Enterprise in their charters or programs.
     •      On July 4, 2006, the Law on Establishment of Investment Support and Promotion Agency of Turkey (Law No. 5523) was published in the Official Gazette (No. 26218). Under the office of the Prime Minister, the Agency has administrative and financial autonomy to sustain operational flexibility and provide information and guidance to investors throughout every step of the investment process.
     The EU Twinning Project — “Towards Improving the Investment Climate in Turkey: Comments on the YOIKK Reform Process” has been implemented for the purpose of providing new study topics to the YOIKK Reform Program and revitalizing the program itself. The Project officially started on February 14, 2005 and was completed on September 30, 2006. The Project served the overall objective of increasing the inflow of foreign direct investments into Turkey to a level commensurate with Turkey’s economic potential. The Project also reviewed national legislation and practice related to foreign direct investment within the Reform

[5]	According to World Bank’s Doing Business Report 2009, Turkey ranked 43rd among the 181 countries in terms of Starting a Business.

[6]	Law No. 5444 on the Amendment of the Land Registry Law (Published in the Official Gazette on January 7, 2006 (No. 26046)).

[7]	Law No. 5449 Pertaining to the Establishment, Coordination and Duties of Development Agencies (Published in the Official Gazette on February 8, 2006 (No. 26074)).

[8]	The Regulation Pertaining to the Definition, Characteristics and Classification of Small and Medium Size Enterprises (Published in the Official Gazette on November 18, 2005 (No. 25997)).

Program in Turkey with a view to compare it to EU member states and to assess the impact on the investor community. There are 16 total components in the project, 10 of them are in conformity with the Technical Committees in the YOIKK Reform process. At the end of the Project, an overall report was prepared and submitted to the YOIKK Technical Committees to determine if further policy actions were needed.
     On February 5, 2007, YOIKK Technical Committees prepared action plans for the first time and announced them to the public. The plans included a schedule for all representative institutions from the public and private sectors to finalize works of each Technical Committee. Implementation of the action plan provided a performance measurement for each Technical Committee’s work to improve the investment environment. These action plans were reviewed in line with the changing perspectives and necessities of the business environment and the 2008 YOIKK Technical Committee Action Plans were announced to the public in March 2008.
     Some of the significant accomplishments achieved as a result of the studies conducted in the 2007 and 2008 Action Plans are as follows:
     •     The Regulatory Impact Assessment (RIA) was included in the Prime Ministry Circular No. 2007/6 (Published in the Official Gazette on March 4, 2007 (No. 26482)), to determine the economic, social and environmental effects of the new regulations. Also, a special section assessing the impact of new regulations on SMEs has been emphasized in the RIA.
     •     By the Regulation on the Amendment of Regulation concerning Opening a Business and Work Licenses, which was entered into force on April 13, 2007, the certificate procedures of the investors have been simplified (Official Gazette October 8, 2005/25902).
     •     Obtaining zone permission for establishing temporary mining activities was facilitated by the Regulation on the Amendment of the Mining Activities Permits Regulation which came into force on April 21, 2007 (Official Gazette June 21, 2005/25852)).
     •     The Law on the Amendment of the Income Tax Law and Some Laws was entered into force on April 4, 2007 (Official Gazette April 4, 2007/26483)) in order to lower the tax burden on employees by the implementation of the minimum living allowance system. By this amendment, Turkey has moved up five steps on the ranking among OECD countries in terms of the tax burden on employees.
     •     A protocol between The Banks Association of Turkey and the Undersecretariat of Turkish Customs was signed on July 18, 2007 to ensure the electronic implementation of foreign exchange transactions.
     •     Turkish Investment Portal and presentation brochures were provided for the benefit of investors in 10 different languages.
     •     Law on Enhancing Research and Development Activities (Law No. 5746), which involves important incentive tools towards accelerating research and development activities and innovation, was published in the Official Gazette on March 12, 2008 (No. 26814) and came into force in April 2008.
     •     The Prime Ministry Circular No. 2008/7 on the establishment of Coordination Council for Intellectual and Industrial Property Rights was enacted on May 21, 2008 (Official Gazette May 21, 2008/No. 26882)).
     •     The Employment Package which aims to decrease the bureaucratic and financial burden on labor force and increase the flexibility of the labor market was enacted on May 26, 2008.9
     •     The Labor Market Survey was formed with the aim of enhancing the education-employment relation and amending labor qualifications to meet labor market needs. The final report of this survey was announced to the public.
     •     The Law on Amending the Decree on Protecting the Geographical Indications, which simplifies the procedures regarding the protection of products specific to a certain geographical regions (Law No. 5805) was enacted on October 23, 2008 (Official Gazette October 23, 2008/27033).

[9]	Law No. 5763 on the Amendment of the Labor Law and certain other Laws (Official Gazette May 26, .2008/26887).

     •     The Regulation on the Ex-post Inspection and the Control of the Risky Operations aimed at accelerating work flow via the ex-post inspection of the customs operations was enacted on October 27, 2008 (Official Gazette October 27, 2008/27037).
     •     The medium term strategic targets of the Investment Support and Promotion Agency of Turkey were determined on November 28, 2008 at the Advisory Board Meeting.
     The Doing Business 2007 Report of the World Bank was assessed and analyzed by the YOIKK Technical Committees in the context of the YOIKK studies in 2007. As a result of the several meetings organized by the YOIKK Secretariat with the participation of experts from the Doing Business team and representatives from related public and private institutions from Turkey, Turkey moved up 34 steps in the Ease of Doing Business Index in the Doing Business 2008 Report of the World Bank and ranked 57th. Turkey has been ranked 59th in the Doing Business 2009 Report of the World Bank among 181 countries.
     While achieving positive results in improving the environment for business by means of national platforms like the YOIKK, another structure with an international perspective, the Investment Advisory Council (IAC) for Turkey was established in 2004 with a view to raise the competitive position of Turkey in the world economy as an investment location. At the end of the inaugural meeting the Council members decided to convene once a year and highlighted a number of priority issues which they believed to be hindering the full blossoming of Turkey’s potential and which they believed would be beneficial to concentrate until the next meeting. The high-level IAC meetings in 2004, 2005, 2006, 2007 and 2008 brought together the top executives of leading multinational companies, international organizations and heads of Turkish private sector associations in Istanbul and every meeting was entirely chaired by the Prime Minister Recep Tayyip Erdoğan. The IAC structure, and the cooperative dialogue it encourages with the private sector, has proven to be not only fundamental for creating a better investment climate, but also fully supportive of the government’s philosophy that continuous efforts to improve the investment environment will remain at the forefront of the country’s development priorities. The YOIKK technical committees serve as working groups to which the IAC recommendations are remitted for follow up and action.
     The fourth meeting of IAC was held on June 11, 2007 in Istanbul with the participation of global business leaders. The members of the Council appreciated Turkey’s commitment and effectiveness in successfully carrying out reforms in sustaining macroeconomic stability, pursuing a coherent approach to investment climate throughout the involvement of all stakeholders and a well functioning YOIKK, supporting R&D and innovation, establishment of the Investment Support and Promotion Agency of Turkey, reduction of corporate tax rate from 30% to 20% and successfully implementing the privatization program. Additionally, the IAC advised on 13 other issues important for the Government to prioritize in order to meet the ongoing challenges in the declaration of outcomes of the fourth meeting.
     The last meeting of the IAC was held on June 18, 2008 in Istanbul. The members of the IAC, whose collective businesses represent nearly $755 billion in revenues, unanimously reaffirmed for the fifth consecutive year their commitment to the Turkish economy and reiterated their substantial investment and growth plans for the future. A progress report which was also published on the website of the Undersecretariat of Treasury (http://www.treasury.gov.tr) was prepared and submitted to the IAC Members before the meeting.
CAPITAL ACCOUNT
     Most of the financing of the current account deficits were mainly satisfied through IMF loans and short-term capital flows during 2003, which has been replaced by longer-term capital flows especially since 2004. Among them, foreign direct investments (FDI) and long-term credits drawn by the private sector constituted the biggest portion. The increased share of FDI as non-debt capital inflows remains important for securing the sustainability and financing of the current account deficit. A combination of capital flows totaling $205 billion was used to finance the total current account deficits of $155.6 billion, while net international reserves increased by $64.3 billion during the 2004-2008 period (with the remaining $14.9 billion to be net errors and omissions).
     In 2004, long-term financing, other than portfolio investments, rose significantly as a percentage of total financing. Long-term capital flows and portfolio investments were mainly composed of long-term credit from the private sector and security purchases by non-residents, respectively. The financial account yielded a surplus of $13.4 billion in 2004 despite significant loan repayments related to IMF credits. Excluding IMF loans and reserve changes, net capital inflow was $20.2 billion during this period. As the capital inflows surpassed the external financing requirement, the total reserves (consisting of Central Bank and other banks’ reserves) increased by $6.8 billion.
     In 2005, the external financing requirement was met by portfolio investments, long-term credits utilized by the private and banking sectors and FDI. Total long-term borrowing of private and banking sectors amounted to $9.5 billion and $6.5 billion, respectively. Furthermore, the Treasury issued $6.5 billion worth of bonds at low costs, as a result of the positive outlook of the Turkish economy in international markets. FDI inflows realized $9 billion, which was the historical highest level at that time. Net errors and omissions resulted in $2.6 billion of inflows. Therefore, excluding IMF loans and reserve changes, net capital inflow reached $43 billion in 2005. Consequently, Central Bank and banking sector reserves have increased by $17.8 billion and $0.3 billion, respectively.
     The financing of the current account deficit improved notably in the 2006-2007 period. During 2006, the share of portfolio investment and short term loans in capital flows decreased significantly, as the financing structure was dominated by long term loans of private and banking sectors as well as FDI. Major privatizations together with mergers and acquisitions were the driving factors behind inflow of large amounts of long-term loans and direct investments. Hence, despite the high level of current account deficit and ongoing IMF debt repayments, the Central Bank and banking sectors have been able to increase their foreign exchange reserves by $6.1 billion and $10.3 billion, respectively.
     In 2007, FDI long term loans to the private sector of net $25.7 billion and FDI of net $19.9 billion continued to be the primary sources of financing the current account deficit. The banking sector’s long term loan utilizations were also high at $7.3 billion. As the capital inflows surpassed the financing requirement, both the Central Bank’s and banks’ reserves increased significantly by $8 billion and $3.5 billion, respectively, in 2007.
     The deepening of the current global economic crisis in the last quarter of 2008 heightened concerns in financial markets and led to a contraction in international credit markets. This, in turn, slowed down the capital flows to Turkey and yielded net outflows in the October-December period. The financing structure was dominated by direct investments and long-term credit utilization of the private sector throughout the year. Direct investment inflows, which reached historical high levels in 2007, slowed down in 2008 to a net of $15.4 billion. The fact that the monthly average of direct investments in 2008 was above $1 billion is noteworthy as this period was characterized by limited financing opportunities. Though the upsurge in the private sector utilization of long-term credits continued in the first half of 2008, it started to lose ground as of the third quarter of 2008 and ended up in net repayment in the last quarter of 2008 due to the contraction in global credit markets. Thus, the Central Bank reserves declined by $1.1 billion, while those of banks increased by $9.1 billion in 2008. The net errors and omissions generated $5.1 billion inflows in the same year and thus, limited the financing requirement.
INTERNATIONAL RESERVES
     Over the period 2004-2008, Turkey has substantially increased its international reserves, including official reserves of the Central Bank and reserves held by commercial banks and gold. Net international reserves reached $114.6 billion as of the end of the year 2008. The following table presents the level of international reserves at the end of the years indicated:
Table No. 27
International Reserves (in millions of U.S. Dollars)

	CBT Gross Reserves	Overdraft	Gold	CBT Net Reserves	Commercial Banks	Total Net Reserves
	(A)	(B)	(C)	(D=A-B+C)	(E)	(F=D+E)
2004	36,009	1	1,635	37,643	16,143	53,785
2005	50,515	1	1,915	52,429	16,314	68,744
2006	60,912	1	2,373	63,285	27,536	90,821
2007	73,317	1	3,123	76,439	31,817	108,256
2008	71,008	1	3,229	74,236	40,369	114,605

Source: CBT

FINANCIAL SYSTEM
THE CENTRAL BANK
     The Law on the Central Bank of Turkey (No. 1715) was enacted on June 11, 1930. The Central Bank was established in October 1931 and opened officially on January 1, 1932. This Law was abolished in 1970 and a new Central Bank Law No. 1211 was enacted on January 14, 1970. The aim of the new Central Bank Law was to redefine the authorities and responsibilities of the Central Bank and to enrich the monetary policy tools of the Bank so as to enable the Central Bank to play a more active and efficient role in the economy.
     The Central Bank has the exclusive right to issue bank notes in Turkey. As the sole regulator of the volume and circulation of the national currency, the Central Bank controls the monetary supply through open market operations and by setting reserve and liquidity requirements. The Central Bank’s open market operations desk maintains a portfolio of Government securities to effect repurchases, reverse repurchases, direct sales and direct purchases. On a day-to-day basis, the Central Bank also regulates liquidity through the interbank market.
     The Central Bank manages and controls the official gold and foreign exchange reserves within the framework of overall economic objectives. The Central Bank’s foreign currency reserves consist primarily of U.S. dollar and Euro denominated deposits and marketable securities issued by foreign governments and institutions of high credit quality. The Central Bank is also required to determine and protect the parity of the national currency with gold and foreign currencies within guidelines set by the Government. Besides the foreign exchange market, the Central Bank oversees the domestic markets for Turkish Lira deposits, foreign currency notes and foreign currency deposits. The Central Bank also engages in lending and the granting of credits through its discount window from time to time, though it has not done so to any material extent from January 1996 to date.
     The Central Bank performs the traditional functions of a central bank, including the issuance of banknotes, establishing monetary and exchange rate policy in accordance with the needs of the economy so as to maintain price stability by taking into consideration the development plans and annual programs, and advising the Government regarding financial matters.
     In the aftermath of the February 2001 economic crisis, a series of reforms were put into effect. In May 2001, the Central Bank Law was amended in accordance with international experiences to ensure instrument independence, accountability and transparency. Price stability was declared as the sole and overriding objective of the monetary policy. Short-term interest rates became the main policy instrument of the Bank. The law also established a Monetary Policy Committee with the responsibility of setting the inflation target together with the government. In this context, the Central Bank is expected to inform the Government and the public about the targets and implementations of the monetary policy, safeguard the value of the Turkish Lira against foreign exchange rates and work with the Government to determine the exchange rate regime. The law clearly defines the relationship between the Government and the Central Bank and excludes cash advances to the Treasury and prohibits credit lines to public institutions.
     In 2002, with an eye towards modern Central Banking policies and in preparation for an inflation targeting strategy, important changes were made in the operational structure of Turkey’s monetary policy. Within the framework of these changes, on August 1, 2002, the Turkish Banks’ Association, with the assistance of the Central Bank, launched the Turkish Lira Interbank Offer Rate (“TRLIBOR”). The determination of interbank reference rates plays an important role in the pricing of credit and other financial instruments, including forward foreign exchange rates. In addition to these developments, beginning on September 2, 2002, a Primary Dealership system was initiated by the Treasury and the Central Bank supported the system by providing the primary dealer banks with Turkish Lira liquidity.
     The Central Bank continued efforts to improve the stability of financial markets by implementing policies regarding price stability. Within this framework, the Central Bank introduced the lending operations market for Government Domestic Borrowing Securities (“GDBS”) at the beginning of 2003 as a step to reinforce the Primary Dealer System. Hence, the banks that want to lend GDBS had the opportunity to obtain additional return with low risk, while borrower Primary Dealer banks reduced their quotation liabilities in the secondary market.
     In 2004, the Central Bank continued to implement implicit inflation targeting under a floating exchange rate regime. In this framework, the Central Bank continued to use short-term interest rates as the primary tool to counteract inflationary pressures whereas some monetary aggregates from the Central Bank’s balance sheet have functioned as nominal anchor in the context of the economic program conducted with the IMF. To this end, the overnight borrowing interest rate was reduced from 26% to 18% throughout the year 2004.
     On January 31, 2004, the Law on the Currency Unit of Turkey (Law No. 5083) was published in the Official Gazette (No. 25363). In accordance with Law No. 5083, a new currency, known as New Turkish Lira or YTL, was introduced on January 1, 2005. The conversion rate of the old Turkish Lira to the New Turkish Lira is: TL1,000,000 = YTL1. The subunit of the New Turkish Lira is Yeni

Kurus or Ykr; 1 New Turkish Lira is equal to 100 Kurus. Turkish Lira and New Turkish Lira banknotes and coins have been in physical circulation since January 2005. However, on January 1, 2006, the old Turkish Lira banknotes were withdrawn from circulation. The Central Bank will convert old Turkish Lira to New Turkish Lira for a period of ten years.
     The implicit inflation targeting regime continued to be implemented with the floating exchange rate regime in 2005. There were two important developments in this year, which caused full-fledged inflation targeting to be postponed to 2006 and the announcement of 2005 as a “transition year”. The first one was currency reform of dropping six zeros from the Turkish Lira. With this reform, the Central Bank indicated its confidence on the permanency of the achievements made during implicit inflation-targeting period, which in turn, enhanced the credibility of the monetary policies further. Secondly, the Turkish Statistics Institution introduced new price indices, which include changing the base year and calculation methodology of the CPI. The Central Bank continued to use the short term interest rates as the main policy instrument. Due to the favorable inflation outcomes and positive expectations regarding the Turkish economy and the monetary policy, the path of the interest rates was downward throughout the year. In fact, the overnight borrowing interest rates dropped from 18% to 13.5% in 2005.
     The year 2006 was a turning point regarding monetary policy implementations in Turkey, since most of the pre-conditions for a successful inflation-targeting regime were met and hence, the Central Bank had adopted a full-fledged inflation-targeting regime after a prolonged period of “implicit” inflation targeting. With the advent of this new regime, the Monetary Policy Committee (MPC) had evolved into a decision making body from an advisory body. The MPC continued to employ short-term interest rates in the Interbank Money Market as the main monetary policy instrument to achieve the price stability goal. When making decisions on the short term interest rates under the scope of inflation targeting, the MPC mainly focused on medium-term inflation outlook, and the policy rates were determined by considering a comprehensive information set which was composed of developments in aggregate supply and demand; inflation expectations and pricing behavior gathered through surveys; developments in fiscal policy, wages, employment and productivity; Central Bank’s inflation forecasts and risk assessments of future external shocks.
     Consistent with the medium-term approach, the Central Bank announced a three-year target. The point target for the first year of the inflation-targeting regime was set as 5 percent with the Government together with a symmetric uncertainty band of 2 percentage points. Also, the year-end targets for the years 2007 and 2008 were announced as 4 percent. Moreover, the Central Bank initially emphasized that in case any developments prevailed that would threaten the possibility of achieving the targets in the medium term, the Central Bank would be required to explain the reasons for the deviation from the target, to take necessary measures to ensure that inflation would revert back to the target, and to inform the public of the expected duration in which inflation would converge to the target.
     The general framework of the monetary policy that has been mentioned above for 2006 was maintained in 2007. However, the operational framework of the inflation-targeting regime was adjusted with the objective of implementing communication and monetary policies more effectively. First of all, from 2007 onwards, the forecast horizon has been lengthened to a two-year period (previously it was 18 months). Moreover, the policy decisions and the summary of the MPC meetings were published within eight working days after the meeting, along with its English translation. The MPC met during the second or third week of each month and the interest rate decision was made publicly available the same day as the MPC meeting along with its English translation. The Central Bank also continued publishing a quarterly “Inflation Report”, a semiannual “Financial Stability Report” and a monthly “Price Developments” report in 2007.
     In 2007, inflation targets continued to be defined as the annual percentage change in the CPI and the three-year target horizon was preserved. Taking into account the structural transformation of the economy, the transition from chronic high inflation to low inflation and the process of convergence of inflation rates to those of developed countries, a target of around 4% was considered appropriate for the medium-term. In this framework, the inflation target for 2009 has been announced as 4% while inflation targets for 2007 and 2008 were preserved as 4%. In addition, for the year 2007, the uncertainty band has been defined as 2 percentage points in both directions around the point target and announced together with the quarterly inflation path consistent with the year end target.
     The operational framework of the monetary policy to be implemented in year 2008 was announced through the policy statement entitled “Monetary and Exchange Rate Policy for 2008” dated December 18, 2007. The inflation targeting and the floating exchange rate regimes have been maintained as the general frameworks of the monetary and exchange rate policies respectively in 2008, as in previous years. In this context, the Central Bank announced the quarterly path for inflation during 2008 besides the 4% medium term target, along with the ±2 percentage point uncertainty band. Further, the inflation target for 2010 was also announced as 4%. Later, however, the Central Bank and the Government jointly agreed to revise the targets for the years 2009 and 2010 as 7.5 and 6.5 percent, respectively in June 2008. The target for 2011 was also announced as 5.5 percent.

     On December 5, 2008, in an attempt to help banks shield themselves from the impact of the global financial crisis, the Central Bank cut reserve requirement ratios from 11% to 9% for foreign exchange liabilities; providing around $2.5 billion in extra liquidity to the financial system.
     On December 16, 2008, the Central Bank announced the framework of the monetary and exchange rate policies through the policy document entitled “Monetary and Exchange Rate Policy for 2009”. Even though the main monetary policy framework implemented since 2006 was preserved, the Central Bank adjusted the accountability mechanism. Since the Inflation Reports gradually became a significant support to the accountability mechanism, the Central Bank decided to draft a detailed letter to the government and share this with the public only when the end-year inflation deviates more than two percentage points in either direction. In other words, unlike previous years, in case end-of quarter inflation figures breach the uncertainty band, the Central Bank would not write an open letter. Instead, the Central Bank would disclose the reasons for the deviation in the quarterly Inflation Report, together with the measures already taken as well as those to be taken to attain convergence to the target. Thus, the Inflation Report would also have an important role as the main tool of the accountability mechanism.
MONETARY POLICY AND INFLATION
     2004. The primary goal of the Central Bank is to maintain price stability. In 2004, as in previous years, monetary policy implementation has been determined according to this objective. Likewise, in the framework of the “Transition Program to Strong Economy” which was introduced in the aftermath of the February 2001 economic crisis and revised at the beginning of 2002 to cover the period 2002-2004, a policy characterized as “implicit inflation targeting” has been implemented that focuses on future inflation. In accordance with this policy, the Central Bank has used short term interest rates as the main policy instrument to fight inflation under the floating exchange rate regime and monitored the monetary performance criteria and indicative targets introduced in the context of the economic program conducted with the IMF.
     The Central Bank continued to implement implicit inflation targeting under a floating exchange rate regime in 2004. The Central Bank used short-term interest rates by taking into account the factors that influence future inflation in line with the goal of price stability. The factors considered in interest rate decision-making are total supply and demand balance, indicators with respect to fiscal policy, developments in wages, employment-unit costs and productivity, pricing behavior in both the public and private sector, inflationary expectations, foreign exchange rates, possible external shocks and inflation forecasts calculated by the Central Bank. The Central Bank was able to reduce interest rates four times during 2004 after recognizing the lack of considerable demand pressure, the fall in inflation expectations, positive developments in the relations with the European Union and IMF and the government’s commitment with respect to fiscal discipline and structural reforms. Eventually, the overnight borrowing interest rate was reduced to 18% on December 20, 2004 (from 26% at the beginning of 2004).
     Within the framework of exchange rate policy, the Central Bank declared that exchange rates would be determined by market dynamics and it could intervene in the exchange rate markets in cases where exchange rates display excessive fluctuation in both directions. Moreover, the Central Bank announced that it would hold foreign exchange purchase auctions in order to increase foreign exchange reserves without distorting the long-term tendency and equilibrium value of the exchange rate.
     The Turkish Lira appreciated in the first three months of 2004 as a result of the completion of the Seventh Review with the IMF and positive expectations regarding inflation. During this period, parallel to the developments in foreign exchange supply, foreign exchange buying auctions restarted and due to the increased volatility in February, the Central Bank intervened in the markets to buy foreign exchange. However, the expectations about interest rate increases, the referendum in Cyprus and uncertainties about Turkey’s European Union membership caused foreign exchange rates to surge in April 2004. Due to the decline in foreign exchange supply, foreign exchange buying auctions were suspended during this period, and on May 2004, the Central Bank intervened in the markets to sell foreign currency. Positive expectations regarding both foreign exchange entries in summer and economic performance marked the start of an appreciation of Turkish Lira from mid-May 2004. In August and September debates about the financing of the current account deficit and developments in internal politics that may have adversely affected the EU accession process, caused the exchange rate to increase to some extent. However, especially during the last two months of the year, the movements in favor of the Euro in the Euro/US$ parity, strong economic data, a higher investment appetite for emerging markets, expectations regarding the new three-year Stand-By Arrangement with the IMF, and affirmative developments regarding the EU accession process caused the Turkish Lira to appreciate. The US$/TL rate closed 2004 at 1:1,342,700 after opening the year at 1:1,399,998.

     The Open Market Operations Implementation Regulation (“OMO”), restructured to take effect as of April 12, 2004, captures both the changes in transaction pricing, and the increase of the amount of government securities delivered as collateral in repo transactions. The latter measure decreased the credit risk of the Central Bank receivables that are vulnerable to market price changes of government securities. In 2004, OMO, one of the basic liquidity management instruments, continued to be actively used. Excess market liquidity continued in 2004 due to the Central Bank’s purchases of government securities issued by the Treasury to strengthen the financial structure of public banks and banks under Savings and Deposit Insurance Fund (“SDIF”) within the scope of the 2001 Banking Operation, liquidity granted to the market due to foreign exchange interventions and auctions to counteract the increased foreign exchange supply stemming especially from reverse currency substitution and foreign exchange and foreign currency entrance from outside the system. The reverse repo transactions in the ISE Repo-Reverse Repo Market and borrowing from Interbank Money Market (“IMM”) transactions were used to withdraw this excess liquidity from the market. Interest payments were another factor increasing excess liquidity in the market. Furthermore, temporary drops in excess liquidity and its asymmetric distribution among banks led the Central Bank to conduct a small number of repo transactions with some primary dealers. The strategy of liquidity management is conducted in line with the goal of price stability.
     The 2004 monetary program, the targets for Base Money, Net International Reserves (“NIR”) and Net Domestic Assets (“NDA”) items (specified as the indicative targets), were set for 2004 by the Letter of Intent dated October 31, 2003 and the corresponding targets were revised in the Letter of Intent dated April 2, 2004. The targets for Base Money and Net Domestic Assets were revised and the targets for Base Money and Net International Reserves were set as performance criteria in the Letter of Intent dated July 15, 2004. The performance criteria, as revised, for Base Money and NIR and the indicative targets for NDA were achieved in 2004.
     In 2004, money supplies, defined as narrow and broad (“M1” and “M2”), increased by 36.7% and 35.1%, respectively, on a nominal basis and by 25% and 23.6% on a real basis. The increase in sight deposits at a rate of 49% was the main reason for the observed increase in the M1 money supply. By the end of 2004, time deposits (a sub-item of M2 money supply) increased by 33% on a nominal basis and by 21.6% on a real basis. The M2X money supply, which consists of the sum of M2 and foreign exchange deposits, increased by 23.7% on a nominal basis and 13.2% on a real basis compared to the end of 2003. The M2XR money supply, which is the sum of M2X money supply and the repo transactions that banks carry out with their clients, increased by 22.5% on a nominal basis and by 12.1% on a real basis in 2004.
     The downward trend in inflation, which started in 2002, accelerated in 2004. The year-end inflation target had been met for the third straight year. Although there was a rapid rise in the exchange rates in the April-May period due to foreign economic conditions, the effects of this rise, especially on CPI inflation, remained rather limited. The structural change in the relationship between the exchange rate and inflation were effective in this development. The monetary and fiscal discipline that has been maintained for three years, together with falling inflation and increasing competition, contributed to the fall in the exchange rate pass-through by effecting pricing behavior of firms and general expectations.
     2005. The Central Bank continued to implement implicit inflation targeting together with a floating exchange rate regime in 2005. After the collapse of the exchange rate based stabilization program in 2001, it was announced that the final aim of the Central Bank was to switch to the full-fledged inflation targeting regime. However, most of the necessary pre-conditions for the launch of a successful inflation targeting regime had not been met at those times and therefore, a strategy that aimed at preparing the environment for the new regime called “implicit inflation targeting regime” was implemented.
     Prior to the year 2005, great achievements were made towards the inflation targeting regime and normalizing the economy. In this period, considerable improvement in achieving price stability had been experienced with the help of prudent fiscal and monetary policies and also structural reforms, steps towards the Central Bank independence and the adaptation to the floating exchange rate regime. The fact that the inflation targets were met four consecutive years has helped the increase of the credibility of the monetary policy, hence weakening the inflation inertia. This, in turn, has contributed to the changing of the pricing behavior of the producers and consumers and, converging the inflation expectations to the targets, which enabled the Central Bank to manage the expectations more efficiently. Furthermore, owing to the favorable expectations about the Turkish economy, increased confidence in Turkish Lira and increased interest for Turkish assets, a reverse dollarization process has been experienced. Moreover, exchange rate pass through has also weakened and become more lagged compared to the high inflation period. Owing to prudent fiscal policies, the concerns about the fiscal dominance problem have been eased and the discussions about sustainability of the public debt ceased to be on top of the agenda. Financial sector fragility has been weakened and the depth of the financial and foreign exchange markets have been increased. Finally, the overall confidence in the economy has increased because of the aforementioned achievements together with the other positive developments such as the commencement of negotiations with EU and adherence to the IMF program.

     In spite of these favorable achievements, the year 2005 was announced as the “transition year” to the full-fledged inflation targeting regime due to two important developments: First, at the beginning of 2005, six zeros from the Turkish currency were removed. This currency reform was an indication of the confidence in attaining price stability and this, in turn, enhanced the credibility of the monetary policy further. Second, the Turkish Statistics Institution introduced new price indices, which include changing the base year and calculation methodology of the CPI. Many of the new core indices were introduced for the purpose of enhancement of the communication with the public. Furthermore, the Central Bank completed its preparations regarding the institutional and technical infrastructure in 2005. In this context, the organizational structure of the Bank has been restructured, the duties regarding the implementation of the monetary policies were redefined and clarified, the information set utilized when making the monetary policy decisions was broadened, and inflation forecasting methods and models were improved.
     The developments regarding the monetary policies were also directed towards the institutionalization of the monetary policy decision-making process. In order to make the decision making process more transparent and predictable, the decisions on the main policy instruments began to be made depending on the assessments arising from the pre-set MPC meetings. In 2005, the MPC met on the eighth of each month. Moreover, the rationale behind the MPC decisions started to be published within two business days in a press release. In addition to this, CBT explained an assessment of the general economic outlook and inflation developments with a press release entitled “Inflation and Outlook”. These developments contributed to the further convergence of the ongoing regime to a full-fledged inflation targeting.
     The short-term interest rates continued to be the main policy instrument directed towards the price stability goal. However, the practice of employing the magnitude of the Base Money and the Net International Reserves (“NIR”) as performance criteria and the Net Domestic Assets (“NDA”) as the indicative target has also continued in compliance with the economic program conducted with the IMF. All the targets, as revised in the Letter of Intent dated November 24, 2005, which describes the policies that Turkey intends to implement in the context of its request for financial support from the IMF, were achieved at the end of the year.
     When making short-term interest rate decisions, the Central Bank took into account the medium-term inflation outlook by analyzing the factors that influence the future inflation in line with the price stability goal in 2005 as well. Throughout the year 2005, considering the fall in the inflationary expectations, the lack of considerable demand pressure, the favorable expectations regarding the EU accession of Turkey, the positive developments in Turkey’s relation to the IMF and the belief about the continuation of the fiscal discipline and reforms, the Central Bank reduced the overnight interest rates gradually in a cautious manner. In fact, the overnight borrowing interest rate fell by 4.5%, from 18% to 13.5%, during the year 2005. The Central Bank was cautious when reducing short-term interest rates, because of the inertia in services inflation and risks related to external developments like oil prices and global liquidity conditions.
     The floating exchange rate regime continued to be operative in year 2005 as well. The Central Bank did not have any target for the exchange rates and they were determined by the supply and the demand conditions in the foreign exchange market. However, the Central Bank continued to monitor the exchange rate developments carefully. Moreover, the Central Bank held foreign exchange purchase auctions in order to increase its foreign exchange reserves without distorting the long-run tendency and the equilibrium value of the exchange rate. Unlike the previous years, however, the Central Bank started to announce the annual auction program at the end of 2004 and strictly adhered to the announced program in 2005 so as to keep the impact of the auctions on the supply and demand conditions in the markets at a minimum level and stick to the main principles and the functioning of the floating exchange rate regime (the operational framework is explained in detail in the “exchange rates and exchange policies” section). In 2005, the Central Bank withdrew $7.4 billion from the foreign exchange market through 242 foreign exchange purchase auctions. In addition to the auctions, the Central Bank continued to intervene in the exchange rate markets in cases where exchange rates displayed or were expected to display excessive volatility in both directions, as it had already been announced. In this framework, the Central Bank intervened in the foreign exchange markets six times in 2005 and withdrew about $14.5 billion by the interventions. Furthermore, for the purpose of transparency, the data on direct foreign exchange purchase or sale interventions have been published on the website of the Central Bank starting since October 21, 2005.
     Considering the exchange rate developments in 2005, it can be stated that a more apparent appreciation of the YTL has been experienced. The main reasons underlying this process and the stable position of the YTL were the increased capital inflows and the changes in the domestic portfolio choices of the residents in favor of the domestic currency, which resulted from the decisive implementation of the economic program and the experience of low inflation and strong growth performances. Despite the general tendency of appreciation and the stability of the YTL, due to the debates on Turkey’s EU accession, the interest rate decisions of the FED, the relations with the IMF and the developments in the oil prices, exchange rates exhibited interim fluctuations from time to time. See “Economy-Exchange Rates and Exchange Policies” for year end US$/TL exchange rates.

     In 2005, new arrangements were introduced for the required reserve implementation so as to enable the banks to manage their liquidity in a more flexible and efficient manner. In this framework, by the Communiqués on Required Reserves and Liquidity Requirement dated November 16, 2005, the practice of maintaining required reserves was abolished and the total amount of the YTL liabilities started to be maintained on a two-week average in free deposits accounts.
     The excess liquidity conditions in the markets continued in 2005 as well. This excess liquidity in the market was withdrawn by the active use of the OMOs and borrowing from the Interbank Money Market throughout the year 2005.
     In 2005, both narrow (“M1”) and broad money supply (“M2”), increased by 31.9% and 38.3%, on a nominal basis and by 22.4% and 28.4%, respectively, on a real basis. The increase in M1 money supply was mainly caused by the increase in sight deposits at a rate of 48.7%. Time deposits, which is one of the sub-items of M2 money supply, increased by 40.7% on a nominal basis and by 30.6% on a real basis, by the end of 2005. On the other hand, the M2X money supply, which consists of the sum of M2 and FX deposits, increased by 22% on a nominal basis and 13.3% on a real basis compared to the end of 2004.
     The declining trend of the inflation rate continued in 2005. The Central Bank focused on achieving the end-year inflation target for 8% and in fact, the year-end inflation was realized as 7.7%. Moreover, the targets defined for Base Money, NIR and NDA were all met and the exchange rates displayed stability in 2005.
     2006. As most of the pre-conditions for a successful inflation-targeting regime were met, the Central Bank launched a full-fledged inflation-targeting regime at the beginning of 2006. In this framework, year-end targets were announced as 5 percent, for 2006 and 4 percent for 2007 and 2008 at the end of 2005 together with the government. Also, the quarterly path of inflation for 2006, consistent with year-end targets with an uncertainty band of 2 percentage points on both sides was publicized for the purpose of accountability.
     In 2006, the declining trend in the annual inflation came to a halt. By the end of the first quarter, annual inflation reached 8.16 percent, in line with expectations and remained within the uncertainty band set around the target path. The increase in the first quarter could mainly be attributed to the simultaneous emergence of different supply-side shocks such as increasing crude oil prices, surges in gold prices and increases in unprocessed food prices. Especially, unprocessed food prices starting from the last quarter of 2005 reached very high levels, which restrained the decline in consumer inflation considerably. It is important to note that, despite these adverse supply factors, inflation expectations were well managed in the first four months of 2006. The strong course of domestic demand in the first half of 2006 also had an effect on the increase in inflation prior to May. However, when price data is analyzed in sub-item detail and capacity indicators were taken into account, it was observed that supply-side factors were more effective. On the other hand, in the post-May period, the change in global risk perception and exchange rate developments resulting from international liquidity shock were influential on inflation dynamics. In May, global liquidity conditions changing in favor of developed countries and higher global risk aversion triggered capital outflows in many emerging markets including Turkey. Consequently, the risk premium increased rapidly and the YTL depreciated vis-à-vis the US dollar by more than 20 percent in a short span of time. Until that time the strong domestic currency had been a factor that limited the adverse effect of the increase in commodity prices on domestic prices. It also helped domestic production to shift to a more capital-intensive form, and thus, further contributed to the rise in productivity. The depreciation of the YTL contributed to the increase in inflation, through the pass-through channel, in the remainder of the year along with the ongoing supply shocks. Meanwhile, inflation expectations also deteriorated notably. While the stickiness in service prices continued, goods prices were the main driver of the increase in annual inflation.
     As a reaction to the volatility in financial markets in the May-June 2006 period and the consequent rise in inflation expectations, the Central Bank implemented a two-pillar strategy. The first pillar of the policy reaction was the 400 basis points interest rate hike in the two extraordinary MPC meetings held in June 2006. Together with the further 25 basis points increase in July 2006, raising the overnight borrowing rates to 17.50 percent, the Central Bank aimed at containing the second round effects of the exchange rate pass-through and eliminating the gap between inflation expectations and the medium-term targets. This gave the markets a clear signal that the Central Bank was determined in its commitment to the medium term inflation targets. The second pillar, on the other hand, was a set of measurements taken to manage the YTL and foreign exchange liquidity in the market. To reduce excess YTL liquidity in the market and to contain excessive volatility driven by liquidity constraint in the foreign exchange market, the Central Bank introduced YTL Deposit Buying Auctions and Foreign Exchange Sale Auctions to be held on dates and in amounts to be announced in advance. Furthermore, the lending rate was increased by another 200 basis points (a total of 600 basis points) to reduce the potential volatility in the markets by designing a flexible mechanism to deal with sudden shifts in market sentiment.
     These policy measures confirmed the adherence of the Central Bank to its medium-term commitments, and hence they were well received by the markets. As a consequence, financial markets stabilized and the YTL rebounded. Meanwhile, the deterioration in inflation expectations stopped in July, although they remained well above the medium term target of four percent. On the other hand, the risk premium, supported also by favorable global conditions, declined by almost 100 basis points between the end of June and August. In this period, market interest rates also displayed a declining trend.
     In the second half of the year 2006, the contribution of domestic demand conditions to the disinflation process increased while international liquidity conditions improved. However, the Central Bank maintained a tight stance on monetary policy through the rest of the year, keeping the overnight borrowing rate at 17.50 percent, due to factors such as uncertainties in the transmission mechanism of the monetary policy, the risks relating to oil and other commodity prices, the rigidity of services inflation, inflation expectations being well above medium-term targets, and the uncertainties pertaining to the global economy.
     As a result of the developments explained in detail above, the annual CPI realization at the end of the year 2006 was 9.65 percent, breaching the upper limit of the uncertainty band announced as 7 percent for the end of 2006. Consequently, the accountability principle was put into practice pursuant to Central Bank Law. In this framework, the Central Bank wrote open letters to the Government in July and October 2006 and January 2007, explaining the reasons why inflation exceeded the target, evaluating measures taken by the Central Bank to bring inflation back to the target, and finally presenting the medium term outlook and the horizon in which inflation converges to the target. These letters were shared with the public and sent to the IMF in the scope of the IMF program conditionality as well.
     2007. The Central Bank continued to implement its inflation-targeting regime in the year 2007. At the end of 2006, the target for the year 2009 was announced as 4% and the targets for the years 2007 and 2008 remained at 4%. Further, an uncertainty band of 2 percentage points on either side of the target for 2007 was publicized in order to provide a reference for triggering the accountability mechanism.
     Inflation reached 10.86% in the first quarter of 2007, while still remaining within the uncertainty band. The high course of annual inflation in this period is partly attributable to elevated unprocessed food prices and hikes in the prices of tobacco products. Furthermore, some cumulative impacts of the exchange rate pass through have remained in this period, albeit at a more moderate level. Further, the impact of monetary tightening on inflation was not clearly visible in this period.
     The effects of the monetary tightening since June 2006 on inflation was apparent in the second half of the year 2007. Consequently, annual inflation started to decline in the second quarter of the year 2007 as domestic demand displayed a considerable slowdown and monetary tightening began to have an impact on prices of durable goods and services. As of July 2007, annual inflation declined to a historically low level of 6.90%. However, in the preceding months, annual inflation started to rise again, especially due to the rise in unprocessed food prices. Despite the high increase in food prices compared to the previous years, inflation performance improved slightly in this period with the help of the continuing effects of strong monetary tightening on service and durable goods prices. As of the end of the third quarter, inflation was realized as 7.12 percent, remaining within the uncertainty band once more.
     In the last quarter of the year 2007, the increasing tendency in inflation continued owing both to the ongoing increases in food prices and significant hikes in prices that are determined by the government. As a consequence, the annual CPI rate was 8.39 percent at the end of the year 2007, thus breaching the upper bound of the uncertainty band. Accordingly, the Central Bank has written a formal open letter to the government and explained the reasons for breaching the target together with the future inflation outlook and the actions necessary to be taken in order to bring the inflation back to the target level. The open letter was also shared with the public and sent to the IMF as a part of the program conditionality.
     Overall, the breach of the inflation target in 2007 can be explained mainly by factors beyond the control of monetary policy, such as developments in food, energy, and administered prices. First of all, the most problematic item in 2007 was both processed (such as grain and dairy products) and unprocessed food (such as fresh vegetables and fruit) prices, which were affected by both domestic and international conditions. Accordingly, food prices became the main factor impeding the disinflation process in 2007, with a marked contribution of about 3.4 percent on headline (CPI) inflation. Furthermore, adverse developments in energy and administered prices were the second major factor slowing the disinflation process in 2007. Overall, 1.6 points of headline inflation resulted from energy price hikes, where the contribution of tax attached to the retail price of oil outweighed that of the oil price. Moreover, the prices of tobacco products increased by about 18 percent in 2007, due to adjustments in the special consumption tax. In sum, the contribution of energy and tobacco products to the headline annual inflation reached 2.4 percentage points at the end of 2007. In addition to domestic conditions, the international environment also played a crucial role in limiting the pace of disinflation in 2007. Despite the fact that inflation has been rising almost all over the world recently, inflation in Turkey followed a more favorable trend compared to other emerging economies with inflation targeting in 2007, notwithstanding the administrative price hikes in November, which added approximately 1-percentage point to the Turkish CPI inflation. During 2007, annual inflation in Turkey declined from 9.7 percent to 8.4 percent.

     Despite the relatively more favorable inflation outlook in the first three quarters of the year 2007, the Central Bank maintained its tight policy stance in the first eight months of the year and kept overnight borrowing interest rates at 17.50% due to a range of factors such as the persistence of the increases in services price inflation, the sustained backward looking pricing behavior of economic agents and the risks related to global liquidity conditions.
     A tight monetary policy stance was effective in moderating domestic demand and curbing inflation expectations, although government spending accelerated and external demand remained strong in 2007. Accordingly, prices of durable goods and services declined considerably, consistent with the slowdown in the economic activity of related sectors. The weaker demand, coupled with a strong domestic currency, helped durable goods inflation to decrease significantly. Core inflation indicators excluding items beyond the control of monetary policy displayed a significant deceleration. In addition to these developments, turbulence in global financial markets, which intensified as of August 2007, was expected to increase the likelihood of slowdown in global economic activity sooner than envisioned. All these developments set the ground for a relatively less restrictive monetary policy. Hence, in September 2007, the MPC decided to initiate cautious rate cuts. Although, a fall in headline inflation was more limited in the last quarter of 2007, the MPC continued to cut its policy rates until the end of the year since the increase in inflation was seen as a result of several temporary factors largely beyond the control of monetary policy such as supply-side shocks and adjustments in administered prices. The policy rates were lowered by 175 basis points between September 2007 and December 2007. In this period, market rates also declined significantly despite uncertainties in international financial markets, before diverging in early 2008 due to deteriorating international financial conditions and domestic political tensions.
     As a result of the policy measures, both 12-month and the 24-month inflation expectations exhibited a declining pattern throughout 2007. However, the improvement in expectations, especially in the last quarter of 2007, was rather limited, owing to backward looking behavior, and possibly due to pre-announced hikes in administered energy prices.
     On December 18, 2007, the Central Bank announced its monetary policy details for the year 2008. It announced that the inflation target rates, which are “point targets” based on CPI with a band of 2% in either direction, are 4% for the years 2008, 2009 and 2010. The Monetary Policy Committee (“MPC”) plans to meet during the second or third week of each month and to make its interest rate decision publicly available on the same day as the MPC meeting. The Central Bank also plans to continue publishing a quarterly “Inflation Report”, a semiannual “Financial Stability Report” and a monthly “Price Developments” report in 2008.
     2008. The Central Bank continued to implement the monetary policy in 2008 based on the principles of the inflation-targeting regime. The inflation target for 2008 had been announced as 4 percent during the launch of the inflation-targeting regime at the beginning of the year 2006. Moreover, the uncertainty band was kept two percentage points on other side of the target for the year 2008 and a quarterly path consistent with the end-year target was publicized at the beginning of the year 2008. Furthermore, the targets for 2009 and 2010 were also announced as 4 percent through the monetary policy announcements for 2007 and 2008.
     Inflation realization at the end of the year 2008 was 10.06 percent, significantly breaching the upper limit of the uncertainty band, which was set as 6 percent at the beginning of the year. The main determinants of the inflation developments in 2008 were the developments in the current global economic conditions. During the first three quarters of the year 2008, inflation displayed an upward trend mostly due to the sharp increases in energy and other commodity prices. At the beginning of the year, the increase in inflation was considered a result of several temporary supply shocks and thus, the MPC cut the policy rates by a total of 50 basis points until March 2008.
     Later, the rise in inflation in the first half of 2008 started to cause deterioration in inflation expectations and core prices beginning from the second quarter of 2008. This increased the risks pertaining to the price setting behavior and the inflation inertia. As a consequence, the MPC started to tighten the monetary policy by raising the policy rates by 50 basis points in May 2008. Although it can be largely attributed to the factors beyond the control of the monetary policy, breaching the targets in the first two years of the inflation targeting regime — and expecting to breach it in year 2008 as well- significantly weakened the role of inflation targets in anchoring expectations and the economic agents started to attach more weight to past inflation while forming their expectations. In this framework, the Central Bank and the Government mutually agreed to change the inflation targets for the upcoming years in June 2008. Accordingly, the targets for 2009 and 2010 were revised as 7.5 and 6.5 percent respectively; and the target for the year 2011 was set as 5.5 percent. Meanwhile, the target for 2008 was kept as 4 percent, along with the ±2 percentage point uncertainty band, since changing the target for such a short period of time would be considered as violating the accountability principle. Instead, the Central Bank decided to keep the existing target and explain the reasons for missing the target. The annual inflation as of end of the second quarter of 2008 reached 10.61 percent, breaching the upper bound of the uncertainty band and thus necessitating the Central Bank to write an open letter to the government in July 2008.

     Bearing in mind that altering targets might lead to the deterioration in the inflation expectations in the short run, the Central Bank continued monetary tightening during the target revision process. As a result of both monetary tightening and target revision, the Central Bank was successful in controlling and stabilizing the inflation expectations.
     Beginning from the last quarter of the year 2008, the inflation started to display a declining trend, reaching 10.06 percent at the end of the year from its peak 12.06 percent in July 2008. In this period, the problems in the current global economy have deepened and both the external and internal demand slowed down considerably. However, despite the weak demand conditions, the monetary policy remained cautious due to the uncertainties regarding the global financial markets and the impact of the volatile exchange rate movements on inflation dynamics. Thus, the MPC decided to keep the policy rates constant during September and October 2008 meetings. The subsequent information indicated a more than envisaged slowdown in economic activity. The problems in international credit markets and global economy were expected to continue to restrain both the external and internal demand for an extended period, limiting the pass-through from exchange rates to domestic prices. Furthermore, the sharp decline in oil and other commodity prices was also expected to support the disinflation period favorably. As a consequence, the MPC expected that inflation would display a more rapid fall than envisaged before. Thus, the MPC started monetary easing as of November 2008, by cutting the policy rates 50 basis points. Another cut of 125 basis points followed in December 2008, as the external and internal conditions did not exhibit any significant change.
     Even though its primary objective is to achieve and maintain price stability, the Central Bank actively took necessary measures to contain the adverse effects of the current global financial crisis on the domestic economy and to ensure the efficient functioning of the foreign exchange market, provided that they do not conflict with the price stability objective. In this framework, on October 9, 2008, the Central Bank resumed its intermediary activities in the foreign exchange deposit markets in the Foreign Exchange and Banknotes Markets until the uncertainties were eliminated in the international markets with a view to contribute to the enhancement of the mobilization of foreign exchange liquidity in the Interbank Foreign Exchange Market. Furthermore, transaction limits for the banks in the Foreign Exchange and Banknotes Markets were revised on October 14, 2008 and set at $5.4 billion in total and limits were doubled for each bank on October 24, 2008 to reach a total of $10.8 billion in order to ensure that the system meets its possible foreign exchange liquidity needs smoothly in the upcoming months. In order to moderate the impact of the problems experienced in the current global credit markets on the domestic economy, on December 5, 2008, the FX required reserve ratio was dropped from 11 percent to 9 percent, providing the banking system with an additional foreign currency liquidity amounting to $2.5 billion. The Central Bank also rearranged the conditions and the methods of using export rediscount credits in a way to provide easy access by a broader range of companies in order to alleviate the impact of the global crisis on the real sector. In this context, on December 5, 2008, the Bank raised export rediscount credit limits by $500 million to $1 billion. Finally, with measurements taken on November 21, 2008 the maturity of the FX deposit borrowed within predetermined borrowing limits by banks from the Foreign Exchange Deposit Markets in terms of USD and Euro was extended from one week to one month and the lending rate that had been previously set as 10 percent in this market was reduced to 7 percent for USD and 9 percent for Euro considering the developments related to interest rates in the international money markets.
     All of these measures, along with the declining trend in inflation that started at the end of the last quarter of 2008, helped control the inflation expectations, which first stabilized towards the end of the year and then started to decline as of December 2008. Furthermore, the measures taken during this financial turmoil enhanced the credibility of the monetary policy, which helped bring down the longer-term interest rates and shaped the yield curves.
     The Central Bank has changed its balance sheet structure in accordance with IMF agreements. The restructured balance sheets have been derived from the Central Bank Analytical Balance Sheet, as shown below:

Table No. 28
Selected Central Bank Balance Sheet Data

	2004	2005	2006	2007	2008
	(in millions of Turkish Liras)
ASSET	74,672.7	90,070.1	104,352.4	106,624.8	113,458.8
Foreign Assets	53,592.1	72,337.7	91,464.6	90,891.1	114,963.6
Domestic Assets	23,605.2	17,732.4	12,887.8	15,733.7	-1,504.9
Cash Operations	19,048.1	15,722.7	12,242.2	11,023.1	4,872.4
FX Revaluation Account	2,032.5	2,009.7	645.6	4,710.6	-6,377.2
IMF Emergency Assistance	0.0	0.0	0.0	0.0	0.0
LIABILITY	74,672.7	90,070.1	104,352.4	106,624.8	113,458.8
Total Foreign Liabilities	49,929.4	51,522.4	62,436.8	51,834.4	58,758.0
Liabilities to Non-Residents	30,554.0	22,857.8	24,328.3	19,912.8	22,127.6
Liabilities to Residents	19,375.4	28,664.6	38,108.5	31,921.6	36,630.4
Central Bank Money	24,743.3	38,547.7	41,915.6	54,790.4	54,700.1
Reserve Money	20,327.8	32,696.4	41,398.5	46,548.0	62,967.2
Currency Issued	13,465.2	19,612.0	26,815.2	27,429.4	31,743.4
Deposits of Banking Sector	6,723.2	12,898.9	14,419.9	18,920.6	30,941.2
Extra Budgetary Funds	39,196.0	90.6	55.4	92.4	142.6
Deposits of Non Banking Sector	115.0	94.9	108.0	105.6	139.4
Other Central Bank Money	4,415.4	5,851.3	517.1	8,242.5	-8,266.4
Open Market Operations	3,622.1	4,983.0	-1,098.4	3,911.2	-10,125.6
Deposits of Public Sector	793.4	868.3	1,615.5	4,331.2	1,859.2
Source: CBT.
     As of the end of 2008, the Central Bank’s Program Balance Sheet was as follows:
Table No. 29
Central Bank Program Balance Sheet Data

DECEMBER 31, 2008
(Thousands of TL)
(constant)
I-BASE MONEY	62,685,262
A-Currency issued	31,743,434
B-Bank deposits	30,941,828
-Required reserves	0
-Free Reserves	30,941,828
II-NET FOREIGN ASSETS (A+B+C)	65,447,138
A-Net International Reserves (1-2+3)	78,340,512
1-Gross foreign reserves	101,733,311
a-Gold	2,378,139
b-Foreign banknotes	533,822
c-Correspondent accounts	98,572,037
-Current accounts	5,162,400
-Portfolio accounts (Excl.TDF)	93,409,303
-Other accounts	334
d-Reserve tranche position	249,313
2-Gross International Reserve Liabilities	-23,392,799
a-Overdrafts	-1,121
b-Letters of credits	-748,438
c-Short term credits	0
d-Dresdner account ( 1 year)	-2,477,598
e-FX deposits of Banking sector (*)	-19,917, 363
f-IMF	-248,278
-Use of credit	0
-SDR allocation	-248,278
3-Net Forward position	0
a-Swap	0
b Forward options	0

DECEMBER 31, 2008
(Thousands of TL)
(constant)
B-Medium term FX credits (net)	2,286,930
C-Other	-15,180,304
Workers Account	-15,180,304
1-Dresdner account	-15,516,462
a-2 year	-6,909,310
b-3 year	-8,607,152
2- Other( FX Lending Excl.)	-44,726
3- Portfolio (TDF)	380,884
III-NET DOMESTIC ASSETS	-2,761,876
A-Treasury Debt	13,423,120
a. CBRT’s Portfolio	13,465,192
aa. DİBS prior to Nov.5, 2001	13,465,192
ab. DİBS purchased from secondary market	0
b. Other	-42,072
B-Public sector deposits(YTL)	-1,859,202
C-Public sector deposits(FX)	-13,963,997
D-Funds	-142,290
E-Other public sector deposits	-139,347
F-Credits to banking sector	335
G-Open market operations (net)	10,125,625
H-Other	-8,543,482
I-Revaluation accounts	-1,662,639
J-IMF Emergency assistance (Treasury)	0
K-FX Lending	0

NIR (1)
NDA (2)	-2,761,876
Treasury Liabilities to the IMF (3)	12,234,856
Treasury FX denominated borrowing with an original maturity of less than 1 year (4)	0
NIR (Program definition) (1-3-4)
NDA (program Definition) (2+3+4)	9,472,980
Source: CBT
     The following table presents key monetary aggregates for the dates indicated:
Table No. 30

	Key Monetary Aggregates
	(as of year end)
	2004	2005	2006	2007	2008
	(in millions of Turkish Lira)
M1	29,469	41,759	47,491	52,818	57,675
M2	109,344	153,146	185,145	223,889	281,861
M2X (M2 + foreign exchange deposits at commercial banks)	185,419	229,587	286,544	328,086	409,683
Source: CBT

     The following table presents the discount rates of the Central Bank for the dates indicated:
Table No. 31
Discount Rates

Year	Discount Rates
2004	38%
2005	23%
2006	27%
2007	25%
2008	25%

Source: CBT
BANKING SYSTEM
     The Banks Act has changed nine times in the last seven years, with the aim of harmonizing developments in the Republic and abroad (Law No. 4389 as amended eight times thereafter, with Law No. 4491 in December 1999, with Law No. 4672 in May 2001, with Law No. 4684 in June 2001, with Law No. 4743 in January 2002, with Law No. 4842 in April 2003, with Law No. 5020 in December 2003, with Law No. 5189 in June 2004 and with Law No. 5228 in July 2004). The Banking Act (Law No. 5411) was prepared in accordance with EU directives and international principles and standards and published in the Official Gazette dated November 1, 2005 (No. 25983), with the aim of:
     •   Settling markets to an active, regular and transparent structure;
     •   Protecting the rights of the individual customers who use financial services;
     •   Settling the Banking Regulation and Supervision Agency’s (“BRSA”) structure, duties and responsibilities to be more sensitive to the market’s needs and more elastic;
     •   Performing the functions of regulation and supervision of the activities of banks, financial holding companies, financial leasing companies, factoring companies, financing companies and support services institutions;
     •   Making the management and organization structures of the institutions covered by Law No. 5411 more sensitive, elastic, and open to dialogue;
     •   Making good governance dominant by implementing corporate governance principles;
     •   Integrating the Turkish banking system to the international markets;
     •   Granting the permissions for the establishment and operations of banks, financial holding companies, financial leasing companies, factoring companies, consumer financing companies and outsourcing institutions as a part of prudential supervision;
     •   Establishing a sufficiently flexible regulation and supervision system and regulation structure to answer the changing conditions of the financial markets;
     •   Protecting fundamental principles such as transparency and equality between various parts of the financial system;
     •   Establishing and generalizing confidence and stability in the financial markets;
     •   Predicting the risky developments in the financial markets;
     •   Decreasing the transactions and intermediation costs in the banking sector;
     •   Making the strategies and policies of the BRSA compatible to the road maps of the financial markets; and
     •   Establishing the procedures for the exchange of information between the BRSA and related authorities.

     The Turkish banking system is currently regulated and supervised by the BRSA which is an independent and autonomous public entity with administrative and financial autonomy that has supervised banks and other financial institutions since August 31, 2000. BRSA, whose administrative body is the Banking Regulation and Supervision Board (“BRSB”), was established under the Law No. 4389, as amended by the current Banking Law (Law No. 5411) which was approved on November 1, 2005.
     The Savings Deposit Insurance Fund (“SDIF”) is a public legal entity which was administered and represented by the BRSA until December 2003. Through an amendment to Law No. 4389 in December 2003, the SDIF was given the independent authority and duty to insure savings deposits and resolve instances where the BRSA intervenes in banks through transfer or merger of these banks with another bank, transfer of its shares to third parties, or liquidation. The duties and powers of SDIF are currently regulated by Law No. 5411.
     In addition to the Central Bank (“CB”), 49 banks are operating in Turkey as of the end of 2008, including 13 investment and development banks, 4 participation banks and 31 commercial banks. As of year end 2008, of the commercial banks in the sector, 3 are state banks, 11 are private banks, 17 are foreign commercial banks and 1 is an SDIF bank.
     When analyzed by banking groups, it is observed that the share of private banks decreased in favor of foreign banks from 2007 to 2008. While the share of the local private banks in the sector by asset size slightly decreased from 55.7% to 52.5%, the share of foreign banks increased from 14% to 17%. During that period, the share of state banks remained relatively stable from 30.4% to 30.5%.
     Since 2004, the total assets of the Turkish banking system has grown steadily. Total assets of this sector, which was around $234 billion in 2004 has increased 105.9% and reached $481.3 billion as of end of 2008. The increase in loans is even sharper. Total loan portfolios have increased 210.9% during the 2004-2008 period. The non-performing loans which amounted to approximately $4.8 billion in end-2004, increased to $9.2 billion as of December 2008. The amount of provisions set aside for these loans was $7.4 billion in 2008. Securities portfolios also have a significant part on the balance sheets of banks. The total amount of the securities portfolios were $127.5 billion as of December 2008.
     Table No. 32
     Main Figures Of Banking Sector10

Billion USD	2004	2005	2006	2007	2008

Total Assets	233.8	303.0	353.6	501.5	481.3
Loans	77.7	116.5	155.0	246.4	241.6
Securities Portfolio	92.2	106.5	112.5	142.1	127.5
Deposits	146.8	187.3	218.2	307.8	298.7
Own Funds	35.0	40.7	42.1	65.3	56.8
     The capital structures of the banks in the system were the core of the restructuring program. A three-phase audit was implemented to reveal the capital structures of the private banks. As of December 2008, the average capital adequacy ratio of the whole sector was 17.97%.
     The universal banking system in Turkey allows commercial banks to engage in banking and other financial services. Three of the commercial banks in Turkey are state-owned banks. The major commercial banks are internationally recognized institutions with nationwide branch networks and deposit bases. Banks are permitted to deal in foreign exchange and to borrow and lend in foreign currency.
     State Banks

[10]	Includes the data of participation banks.

     Priority was given to the financial restructuring of state banks. Simultaneously with the strengthening of their financial structure, operational restructuring studies were initialized. The main objective of the latter is to re-build organizational structure in compliance with the requirements of contemporary banking and international competition.
     As a first step, management of the two state banks was transferred to a newly established Joint Board of Directors. The Board was granted the authority to restructure and prepare the state banks for privatization. In order to reduce their short-term liabilities, state banks obtained liquidity through repo or the outright sale of government securities to the Central Bank and fully eliminated their short-term liabilities (amounting to TL8.5 quadrillion as of March 16, 2001) to private banks and non-bank entities (excluding those to the Central Bank). Fully released from short term and costly funding needs upon the financial support provided within the program, the state banks started to conduct their operations and transactions with a view to competition and profit-maximization. State banks’ deposit interest rates began to be determined uniformly and below the interest rates of the government securities. Thereafter, deposit interest rates of the state banks showed a development parallel to the decrease in interest rates generally. The Treasury supplied special issue government bonds of TL23 quadrillion in 2001 and all claims of the state banks on Treasury arising from subsidized lending (duty losses), including the interest accrued to these loans, were securitized. Legislation was enacted on July 3, 2001 to prevent generation of new duty losses and to annul the Acts and the Council of Ministers’ Decrees that allowed subsidized lending through state banks (creating these losses).
     State banks have become better at identifying problematic loans and setting aside appropriate provisions for such loans, which increased transparency. The performing loans portfolio of the state banks was YTL12.9 billion as of December 2004. As of December 2005, the non-performing loans portfolio of the state banks decreased to YTL1,516 million and provisions made for these non-performing loans decreased to YTL1,442 million. The non-performing loans portfolio of the state banks was YTL1,405 million and YTL1,424 million as of December 2007 and 2008 respectively and provisions made for these non-performing loans was YTL1,328 and YTL1,330 million, respectively. In 2008 the non-performing loans portfolio of the state banks was YTL 1,855 million and provisions made for these non-performing loans were YTL1,528 million.
     In order to strengthen the capital structure of state banks, funds in the form of both securities and cash were injected into these banks. As a result, in December 2004, total paid-up capital and own funds totaled YTL3.3 billion and YTL8.0 billion, respectively. Also, own funds increased to YTL9.0 billion as of December 2005, to YTL10.4 billion as of December 2006 and to YTL11.6 billion as of December 2007 and YTL11.7 billion as of December 2008. Capital injections as well as the increased share of Treasury papers carrying zero risk-weight contributed to the increase in capital adequacy. The state banks determine lending rates while taking into account funding costs in order to achieve efficiency and profitability.
Table No. 33
Consolidated Balance Sheet of State Banks

	Million YTL					% Share
	Dec. 2004	Dec. 2005	Dec. 2006	Dec. 2007	Dec. 2008	Dec. 2004	Dec. 2005	Dec. 2006	Dec. 2007	Dec. 2008
Assets
Cash & Claims on Banks	4,595	4,280	6,641	5,125	15,819	5.6	4.6	6.2	4.2	10,2
Securities Portfolio	53,225	54,164	58,839	59,188	73,920	64.4	58.8	54.9	48.8	47,5
Loans	12,864	19,523	28,289	38,689	54,954	15.6	21.2	26.4	31.9	35,3
Loans under Follow-Up (Net)	104	74	76	94	328	0.1	0.1	0.1	0.1	0,1
-Loans under Follow-Up	1,601	1,516	1,405	1,424	1,856	1.9	1.6	1.3	1.2	1,2
-Provisions for Loans under Follow-Up (-)	1,496	1,442	1,328	1,330	1,528	1.8	1.6	1.2	1.1	1,1
Duty Losses	—	—	—	—	—		—	—	—
Other Assets	11,916	14,062	13,396	18,293	10,713	14.4	15,3	12.5	15.1	7,1
Liabilities
Deposit(1)	64,397	72,094	84,961	96,644	120,569	77.9	78.3	79.2	79.6	77,4
Borrowings from Banks(2)	1,848	1,221	2,420	2,524	4,041	2.2	1.3	2.3	2.1	2,6

	Million YTL					% Share
	Dec. 2004	Dec. 2005	Dec. 2006	Dec. 2007	Dec. 2008	Dec. 2004	Dec. 2005	Dec. 2006	Dec. 2007	Dec. 2008
Other Liabilities	8,403	9,796	9,501	10,620	19,475	10.2	10.6	8.9	8.7	12,5
Shareholders’ Equity	8,056	8,993	10,359	11,601	11,650	9.7	9.8	9.7	9.6	7,5
Balance Sheet Total	82,704	92,103	107,241	121,389	155,734	100.0	100.0	100.0	100.0	100.0

(1)	Interbank-Deposits are excluded.

(2)	This item includes Interbank Deposits and Interbank Money Market transactions.
Source: BRSA
     Important steps were also taken to reduce the number of personnel and branches of the state banks to a reasonable level. Accordingly, the number of branches was reduced by 14.6% to 1,875 as of December 2008 from 2,149 as of December 2004, while the number of personnel was cut nearly in half (to 33,766 from 39,467 which was 61,601 at the end of year 2000) during the same period. In the aftermath of this restructuring, a positive impact in financial and operational restructuring became observable in the profitability performance of the state banks. The state banks have declared a total profit of YTL1,558 million (Ziraat Bankasi YTL1,072 million and Halk Bankasi YTL486 million) as of the end of 2003 and YTL2,058 billion (Ziraat Bankasi YTL1,530 million and Halk Bankasi YTL528 million) as of December 2004. The total profit of state banks was YTL2,334 million (Ziraat Bankasi YTL1,802 million and Halk Bankasi YTL532 million) as of December 2005. As of December 2006, total profit of state banks was YTL2,964 million (Ziraat Bankasi YTL2,100 million and Halk Bankasi YTL863 million) and as of December 2007, total profit of state banks was YTL3,482 million (Ziraat Bankasi YTL2,351 million and Halk Bankasi YTL1,131 million). As of 2008, the total profit of state banks was YTL 3,153 million (Ziraat Bankasi YTL2,134 million and Halk Bankasi YTL1,018 million).
     The SDIF banks
     After the BRSA began operating on August 31, 2000, the administration of 13 banks was assumed by the SDIF, in addition to the 8 banks already existing under its administration. Of these 21 banks whose administration was taken over during the period 1997-2002, 13 banks merged, 5 banks were sold to domestic and foreign investors and the license of 1 bank was revoked. After the merger of Pamukbank with Halkbank, by the end of December 2004 there was only 1 bank (Bayindirbank) left under the administration of the SDIF, which served as the bridge bank for the resolution of the SDIF banks. With the implementation of Decision No. 1085, dated July 3, 2003, of the Banking Regulation and Supervision Board, the license of Turkiye Imar Bankasi T.A.S. to perform banking activities and accept deposits was revoked and the management and control of this bank were transferred to the SDIF. The SDIF banks were subjected to an intensive financial and operational restructuring process following their takeover, including the following:
•	short-term liabilities were liquidated;

•	FX open positions were considerably reduced;

•	deposit rates were decreased and brought in line with market rates;

•	deposit and FX liabilities were transferred to other banks; and

•	branch and personnel numbers were cut down to reasonable levels.
     A sum of $21.7 billion was required for the financial restructuring of banks that were taken over by the SDIF. Of this amount, $17 billion has been obtained from public sector resources and the remaining $4.7 billion from private sector resources (i.e., from the SDIF’s own resources). A considerable portion of the SDIF’s income comes from insurance premiums collected from banks. Cash penalties, collections, income generated from bank sales and deposits which have been subject to prescription constitute other sources of income for the SDIF. A portion of the funds stated above have been used for repayment or transfer of the SDIF banks’ deposit liabilities amounting to $26 billion.
     With a view to accelerate the resolution of the SDIF banks, their deposits and foreign exchange liabilities were transferred to other banks. An important portion of the SDIF banks’ deposits were sold to other banks through a series of auctions, backed by matching government securities portfolios. Auctions were realized within a separate bidding process for pools of TL and foreign exchange deposits in 5 stages. As a result of these auctions, TL479 trillion in Turkish Lira and $2,587 million in foreign exchange denominated deposits were transferred to 8 private banks.
     In order to eliminate SDIF’s short-term liabilities and settle and reschedule the debts of Cukurova Group and to accelerate the sales process for Yapi Kredi Bank, three separate supplementary agreements were executed: one between Yapi Kredi Bank and the Cukurova Group dated July 20, 2004; one between SDIF and the Cukurova Group dated August 4, 2004; and one between BRSA and the Cukurova Group dated August 5, 2004. While the agreements signed by each of the SDIF and Yapi Kredi Bank with Cukurova Group consist of a repayment protocol concerning the restructuring of the debt, the agreement between BRSA and Cukurova Group aims to solve the ownership problem of the Yapi Kredi Bank and accelerate the sale process. Cukurova Group failed to pay the first required installment to Yapi Kredi under the supplementary agreement dated July 20, 2004. As a result, the supplementary agreement was annulled and the former agreement between the parties, dated December 31, 2002, was reinstituted. The agreements between Cukurova Group and each of the BRSA and SDIF, which were signed in August 2004, remain in effect. In January 2005, it was announced that Cukurova Group and Koç Finansal Hizmetleri A.S. (“KFH”) signed a protocol to begin talks regarding a potential sale of the shares of Yapi Kredi Bank. UniCredito Italiano S.p.A. acquired a 50% stake in KFH in 2002. On May 8, 2005, Cukurova Group and KFH entered into a definitive share purchase agreement for the purchase of 57.42% of the shares of Yapi Kredi Bank held by Cukurova Group and the SDIF. On August 11, 2005, it was announced that BRSA approved the transfer of Yapi Kredi Bank shares to KocBank and, on September 28, 2005, it was announced that KocBank completed the acquisition of 57.4% of shares of Yapi Kredi Bank. The remaining debt of the Cukurova Group to Yapi Kredi Bank is expected to be repaid over the next 10 years. On November 25, 2005, it was announced that Cukurova Group made an early repayment of approximately $947.2 million of its outstanding debt to SDIF.
     The SDIF has begun selling non-related party loans of failed banks through loan auctions and is also taking steps to dispose of its holdings of shares in companies and other assets taken over by the SDIF, including the media assets, the cement factories and a mobile-phone operator, Telsim, previously owned by the Uzan Group, the former owner of Imar Bank. The tender for Star TV was held on September 26, 2005 and the tender was won by Isil Televizyon Yayinciligi (owned by Dogan Yayin Holding) which submitted the highest bid of $306.5 million. The tenders for nine cement factories were held in October 2005 and the highest bids totaled $1.07 billion. On December 21, 2005, the Competition Board approved the sale of eight of the nine cement factories for approximately $945 million. The tender for the ninth plant (Gaziantep cement plant) was rejected due to competition concerns, though it was later announced that a new tender is planned for the Gaziantep cement plant. The tender for Gaziantep cement plant was held on April 11, 2006 and Limak Kurtalan Cimento Sanayi won the tender with the highest bid in the amount of $93.25 million. On May 4, 2006, the Competition Board approved the sale of Gaziantep cement plant. The tender for Telsim held on December 13, 2005 was won by Vodafone, which submitted the highest bid of $4.55 billion. On September 28, 2006, it was announced that the SDIF had agreed with Yasar Group (former owner of the Yasarbank) on early repayment of its outstanding debt to the SDIF. According to the agreement, Yasar Group paid approximately $48.4 million and €71.9 million in cash to SDIF on September 28, 2006. On October 4, 2007, it was announced that SDIF would sell ATV-Sabah Group (a media firm) and the final date for prequalification was set as October 15, 2007. On October 11, 2007, it was announced that the tender schedule for this sale was postponed and the deadline for prequalification was postponed to November 9, 2007 due to demands from investors and Bayram (a religious holiday). On October 30, 2007, it was announced that the deadline for prequalification was postponed from November 9, 2007 to November 19, 2007, again, due to demands from investors. On December 5, 2007, only one firm, Calik Group, submitted a bid of $1.1 billion, the minimum price for the assets, and the tender committee accepted the bid. On December 6, 2007, it was announced that SDIF approved the bid of $1.1 billion for ATV-Sabah and submitted the bid to the Competition Board and the Radio and Television Supreme Board (“RTÜK”) for their approval. The sale of ATV-Sabah was approved by the Competition Board on January 10, 2008 and by the RTÜK on February 7, 2008. On February 21, 2008, the SDIF Board approved the sale of ATV-Sabah.
     The long position of the sole SDIF bank, Bayindirbank, was $11 million as of the end of 2004 and $33 million as of end of 2005. Foreign exchange net open position of SDIF bank was $20 million as of end of 2006, $2 million as of end of 2007 and $1.6 million as of end of 2008. The SDIF banks’ deposit interest rates have been kept in line with the market rates since March 2001.
     On February 22, 2008, it was announced that SDIF had taken over Yasemin Turizm ve Ticaret A.S. to collect losses which were incurred by Interbank A.S.
     On March 9, 2008, it was announced that SDIF would sell the media companies under the control of Erol Aksoy Group. On September 20, 2008, it was announced that SDIF had taken over the media companies of the Erol Aksoy Group, the former controlling partner of Iktisat Bankasi, in response to the breach of the protocol between SDIF and Erol Aksoy Group that was signed on May 9, 2006.
     Private Banks
     With the “Banking Sector Restructuring Program” implemented in May 2001, private banks (excluding development and investment banks, and foreign banks’ branches) strived to have a healthier structure and to reach internationally accepted minimum capital levels. Due to adverse economic and financial developments, the program was further improved by the introduction of a set of new instruments which strengthened the capital of private banks through public support if necessary, establish a legal framework for the restructuring of debts to the financial sector (known as the Istanbul Approach), and establish asset management companies. The legal framework for these instruments (Act No. 4743 on Restructuring of Debts to the Financial Sector and amendments made to current laws) were put into force on January 31, 2002. Provisional Article 4, added to the Banks Act, made it possible for those satisfying certain conditions to receive one time support in the form of the SDIF’s participation in Tier 1 capital or Tier 2 capital (a subordinated loan) .
     Detailed explanations of the Bank Capital Strengthening Program and the audit and assessment results of the program were announced to the public through the “Introductory Guide” and the “Progress Report,” both of which aimed to increase the transparency in the banking sector.
Table No. 34
Balance Sheet of Banks Covered by the Program(*)

	TL Trillion		$ Million
	December	December	December	December
	2003	2004	2003	2004
Liquid Assets	1,481	1,833	1,063	1,372
Banks	8,381	12,208	6,015	9,138
Interbank Money Market	3,666	2,083	2,631	1,559
Securities Portfolio	45,840	55,521	32,901	41,558
Fixed Securities	13,695	10,539	9,830	7,888
Loans	52,380	80,166	37,595	60,005
Receivables under Follow-Up (Gross)	641	4,375	460	3,274
Receivables under Follow-Up (Net)	4,023		2,887

Total Assets	163,779	206,370	117,549	154,469

Deposits	102,858	125,235	73,824	93,739
Own Funds	23,243	30,722	16,682	22,996

(*)	This table is consolidated to include domestic and foreign branches and provides inflation-adjusted balance sheet data for the 25 banks covered by the Bank Capital Strengthening Program. The Bank Capital Strengthening Program was finalized at the end of year 2004.
Source: BRSA
     Cash capital increases, adjustment of provisions set aside for non-performing loans, positive changes engendered in the market risk and valuation of securities were considered during the evaluations and accordingly, Vakiflar Bankasi, Pamukbank and Sekerbank were determined to have capital needs. Pamukbank was transferred to the SDIF, Sekerbank’s capital needs were covered in cash by its shareholders, and a subordinated loan providing funds to reach the 9% capital adequacy ratio was extended to Vakiflar Bankasi.
     In order to help private sector companies continue to operate and regain solvency after the financial crises, the Istanbul Approach, and related regulation was issued by the BRSA. In accordance with the “Financial Restructuring Framework Agreements” (“FRFA”) and by tying these agreements to “Financial Restructuring Contracts” within three years from the date of their approval by the BRSA, restructuring or rescheduling of bank receivables became possible. Additional financing to debtors, if necessary, may also be provided under the approach.
     Companies were separated into two “scales” according to the FRFA. The criteria for the “large-scale” companies were determined as follows: the number of registered employees of the company must be above 100, the annual export volume of the company must be above $15 million, the annual turnover must be above TL25 trillion and the audited balance sheet size must be above TL15 trillion. Companies not meeting the above criteria are categorized as medium or small-scale companies. As of December 2004, the number of small-or-medium scale and large-scale companies increased to 101 and 205, respectively, while total contracts rose to $5.7 billion. The FRFA was completed in April 2005. To date, 318 companies (of which 217 are large scale companies) have been under the Istanbul Approach with a total of $6.0 billion in contracted loans.
     Regulatory and Supervisory Framework
     Parallel to the financial and operational restructuring of the banking sector, necessary laws and institutional arrangements have been realized. These efforts aimed to strengthen the regulatory and supervisory framework to ensure efficiency and competitiveness in the banking sector and facilitate sound banking practices, thus establishing confidence in the sector. The legal framework in place has become almost fully harmonized with international standards.
     In the process of preparing the Banking Act No. 5411, international standards were considered. The main highlights of the Banking Act No. 5411 include:
•	The BRSA supervision of financial holding, leasing, factoring and consumer finance companies.

•	Conformity with EU Directives in terms of the activities that banks are allowed to perform.

•	Increased transparency of the BRSA.

•	An open partnership structure and a new organizational chart that allow for a more efficient supervision by BRSA.

•	Establishing principles of corporate governance for Turkish banks and financial holding companies.

•	The paid-up capital for establishment of banks cannot be less than YTL30 million and increase in capital must be paid in cash free from any collusion and without using internal resources, excluding resources permitted to be added to capital by the related legislation.

•	Disclosure by banks of their up-to-date articles of association on their web sites to increase transparency.

•	The establishment of audit committees within financial institutions to conduct the audit and supervisory functions of their executive boards.

•	Prohibiting against the transfer of resources to finance deficits of funds established by the institutions exclusively for their employees that provide health, social aid and retirement benefits.

•	Grants extended by banks and institutions subject to consolidation in a fiscal year shall not exceed 4% of the bank’s shareholders’ equity. However, half of these grants shall be extended to areas that are exempted from taxes by laws.
          The regulations set forth in Banking Act No. 5411 have been implemented since the end of October 2006. The regulations were prepared by revising the related previous regulations and by making necessary adjustments to get in line with the international codes and standards using European Union Directives, BIS Principles, Corporate Management Principles of OECD, the Acts of European Union Member and candidate Countries. The regulations concentrate on capital adequacy, risk management, lending and subsidiary limits, loan loss provisioning, compliance with International Accounting Standards, independent auditing and cooperation with foreign supervisory authorities. Regulations regarding financial leasing, factoring and financing companies, independent audit firms, valuation and rating institutions, outsourcing institutions, principles of corporate governance for banks, audit committee and internal systems within the banks, accounting and information systems, capital adequacy and own funds, liquidity are also important for the Turkish banking system.
          With the Regulation on Measurement and Assessment of Capital Adequacy of Banks, published in the Official Gazette No. 26333 on November 1, 2006, in addition to credit risk and market risk, principles regarding operational risk were set forth. Moreover, with this regulation, principles regarding the settlement and commodity risks were added in the regulatory framework. And with Regulation on Banks’ Own Funds, published in the Official Gazette No. 26333 on November 1, 2006, innovative capital instruments were recognized and characteristics of these instruments were set.
          Regulation on Banks’ Corporate Governance Principles is a regulation which came into force as of November 1, 2006. With this regulation, the corporate governance principles of banks were revised according to recommended principles by the Basel Committee.
          Regulation on Banks Internal Systems was published in the Official Gazette No. 26333 on November 1, 2006. The characteristics of the members of the audit committee and standards in order to ensure their independence are set forth by this regulation. Internal audit functions are conducted under a risk-based approach. With this regulation the following are set by the Board: the principles and procedures applicable to the establishment, functioning and adequacy of internal control, risk management and internal audit systems; the units to be established; the activities to be performed; the duties and obligations of senior management; and the reporting to be made to the Agency.
          Regulation on Measurement and Evaluation of Liquidity Adequacy of Banks, prepared by the BRSA Board upon the approval of the Central Bank, was published in the Official Gazette No. 26333 on November 1, 2006. The objective of this Regulation was to regulate the procedures and principles for achievement and maintenance by banks of adequate levels of liquidity in order to satisfy the liabilities attached to their assets.
          Regulation on the Principles and Procedures Related to the Determination by Banks of Qualifications of the Loans and Other Receivables and to the Provisions to be Set Aside was published in the Official Gazette No. 26333 on November 1, 2006. The Regulation determines the principles and procedures for the classification of loans and other receivables of banks according to their characteristics and for the provisions to be set aside for them.
          Regulation on the Procedures and Principles for Accounting Practices and Retention of Documents by Banks published in the Official Gazette No. 26333 on November 1, 2006, requires banks to ensure their operations are in line with Turkish Accounting Standards which are in compliance with IAS’s and IFRS’s. Upon consulting the Associations of Institutions and the Turkish Accounting Standards Board, the following principles and procedures were established by the Board, (i) to ensure uniformity in banks’ accounting systems; (ii) to provide banks accurately record all their transactions; and (iii) to ensure banks timely and accurate preparation of their financial reports in a style and format that will meet the requirements for proper reporting, which is clear, reliable, comparable and suitable for auditing, analysis and interpretation.
     The following regulations were published in the Official Gazette No. 26333 on November 1, 2006:
     •    Regulation on Authorization and Activities of the Organizations that Will Conduct Independent Audit at Banks was published in the Official Gazette No. 26333 on November 1, 2006. The purpose of this Regulation was to lay down the principles and procedures related to the authorization, operations and revoking powers of the independent audit firms that conduct the audit at the banks. By this Regulation, the rights and interests of depositors are to be protected by reviewing whether the banks’ transactions are recorded in a correct manner and whether financial statements are prepared in compliance with the provisions of National Accounting Standards.
     •    Regulation on Authorization and Operations of Valuation Agencies was published in the Official Gazette No. 26333 on November 1, 2006. This Regulation sets forth principles and procedures for the establishment, recognition and operation of independent and impartial valuation agencies which will be authorized to value banks’ assets and liabilities recorded on their balance sheets, banks’ guarantees received in connection with their credits and other receivables, banks’ rights and liabilities arising from their contracts, and banks’ revenues or expenses arising from transactions.
     •    Regulation on Authorization and Operations of Rating Agencies was published in the Official Gazette No. 26333 on November 1, 2006. With this Regulation, principles and procedures for the establishment, recognition and operations of independent and impartial external credit rating agencies which will be authorized to evaluate credit risks of the banks in terms of the standardized approach in the scope of Basel II were determined.
     •    Regulation on the Establishment and Operations of Financial Leasing, Factoring and Financing Companies, was published in the Official Gazette No. 26315 on October 10, 2006. With this Regulation, the rules and procedures relating to the establishment, activities, amendments to articles of association, management, merger, dissolution, exchange of shares, limits of operations, accounting, reporting and supervision of these companies were determined.
     •    Regulation on Outsourcing Activities Banks Receive and Authorization of Institutions That Will Perform the Outsourcing Activities was published in the Official Gazette No. 26333 on November 1, 2006. With this Regulation, rules and procedures of authorization of the institutions which provide services as an extension and complement to main services to the banks and the principles relating to the types of outsourcing services that can be procured are regulated.
     •    Regulation on the Merger, Division and Exchange of Shares of Banks published in the Official Gazette No. 26333 dated November 1, 2006, set out the principles and procedures applicable to mergers, divisions and exchanges of shares of the banks operating in Turkey. With this Regulation, divisions and exchanges of shares were introduced.

     The Act on Bank Cards and Credit Cards No. 5464 was put into force by being published in the Official Gazette No. 26095 dated March 1, 2006. The Act was prepared in accordance with the European Union Directives of the European Parliament and the Council of the European Union, “Core Principles of Payment Systems” and “Know Your Customer” reports published by the Basel Committee on Banking Supervision, “40 Recommendations on Money Laundering” principles published by the Financial Action Task Force on Money Laundering (FATF) and opinions of related parties were used. The main highlights of the Law include:
•	Cardholders and institutions establishing card systems, issuing cards and/or making contracts with merchants are subject to the Act.

•	Institutions intending to establish card systems, issue cards or make contracts with merchants must meet certain conditions and receive permission from BRSA. The reasoned decisions for issuance and revocation of operating permissions are to be published in the Official Gazette.

•	Card issuers shall not issue credit cards without a claim or written contract.

•	The Banks Association of Turkey and The Association of Special Finance Institutions shall determine the places where credit card claims can be collected upon the approval of the Agency.

•	If a minimum periodic payment is not paid within the period established by the Act or a judicial fine is levied because of improper card use, all credit cards of the cardholder shall be revoked.

•	Limits on the liability of a cardholder for unauthorized use have been established and a cardholder shall not be liable for more than YTL150 24 hours before notification to the issuer.

•	Credit card limits for one individual holder for the first year shall not exceed twice the individual’s monthly average income, up to YTL1,000.

•	The institutions subject to this Act shall make their records regarding internal controls, risk management, internal audit systems, and accounting and financial reporting units available for supervision by the Agency. The Agency may revoke the operating permission of any institution not in compliance with these measures.

•	Only the institutions granted permission to establish card systems, issue cards and make contracts with merchants, shall be allowed to perform these activities.
     According to Act on Bank Cards and Credit Cards No. 5464, Regulation on Bank Cards and Credit Cards was published in the Official Gazette No. 26458 on March 10, 2007. With this regulation, the procedures and principles regarding the issuance, use, clearing and settlement of bank cards and credit cards and licensing and operation of card system organizations and card issuing organizations are determined. In addition, the rules concerning the legal form and general transaction terms of Bank Card and Credit Card contracts, operating principles of the institutions in card payments systems, obligations of issuers, card holders and member companies, are set forth.
     Turkey has also undertaken efforts to improve SDIF practices. Board Resolution No. 1043, dated May 14, 2003 reduced the burden on banks created by the enforcement of Resolution No. 2000/682 in order to ensure the transition to risk-based premium system. Board Resolution No. 1083 dated July 3, 2003 provided that the sums of principal and interest amounts of the accounts defined in Resolution No. 2000/682, dated May 31, 2000, regarding “Savings deposit under insurance and premiums to be collected by the Savings Deposit Insurance Fund” were fully guaranteed by insurance as of July 3, 2003. As of July 5, 2004, a ceiling was introduced to parallel EU regulations whereby up to YTL50,000 of these amounts would be under the insurance guarantee. On November 25, 2004, Board Resolution No. 1419 was introduced which raised the upper limit of the extra premium ratio from 11 to 13 per 10,000.
     An IT audit team has been formed by BRSA in 2006 and has started conducting IT audits in selected banks. Also, an IT Audit with limited scope was performed at deposit money banks in 2005 by independent auditing institutions. A regulation regarding “Auditing Bank’s Information Systems by Independent Auditing Institutions” has gone into effect. According to this regulation, as of 2006 each bank has to be audited once a year in terms of application controls and once every two years in terms of general controls. “Communiqué on the Report Format Pertaining to the Audit of the Information Systems to be Installed in the Banks by the Independent Auditing Firms” was published and for the first year (2006) all banks’ information systems have been audited and reported to the BRSA according to these regulations. Consolidated partnership of banks were also included in the IT Audit scope starting from 2007 according to “Auditing Bank’s Information System by Independent Auditing Institutions” regulation. “Communiqué on the Norms for Managing Information Systems on Banks” was published on September 14, 2007, which defines certain principles about management of information systems of banks.
CAPITAL MARKETS
     Capital markets deregulation was undertaken as part of overall financial sector reform. The objectives of these reforms were several: to secure transparency, confidence and stability in the capital markets; to contribute to the private sector’s more effective utilization of capital markets; to bring market discipline to State Owned Enterprises (“SOEs”) and strengthen the process of their restructuring; to facilitate local government financing in capital markets; to develop new instruments, institutions and markets to reduce the costs of credit and funds allocation; to deepen the financial markets; to contribute to the participation of the public at large in investment activity; and to reach the standards of developed nations in financial structure and practice.
     The Capital Market Law was enacted in 1981 to adapt the legal framework to world markets, and one year later, the regulatory body responsible for the supervision and regulation of the Turkish securities market, the Capital Markets Board (the “CMB”), was established. In 1983, a decree law came into effect to restructure the stock exchanges and secondary securities markets. The Istanbul Stock Exchange (the “ISE”) was established in 1986. In 1989, the foreign exchange regime was amended to allow non-residents to invest in Turkish securities and allow residents of Turkey to invest in foreign securities.
     The Capital Market Law was amended in 1992 and new instruments were introduced such as repurchase agreements, futures and options contracts, convertible bonds, asset-backed securities and non-voting shares. The law also prohibits insider trading activities and manipulation, and provides penalties in judicial fines and two to five years imprisonment.
     Prospective securities issuers, including SOEs and municipalities, now fall within the scope of the CMB’s “Registration System” and all are subject to common disclosure requirements. Prospectuses for the issuance of securities are now more detailed, in accordance with EU directives. External auditing has been extended in the market.
     Mutual funds, including those established by non-bank financial institutions, have been differentiated based on portfolio structure. To encourage individuals to invest in the capital markets, withholding tax will not be applicable for the income derived from the disposal of participation certificates of investment funds of which 51% of their portfolio is comprised of shares certificates trading on the ISE provided that the holding period is more than one year. Further, the withholding tax rate is set as 0% for non-resident individuals and companies. As of the end of 2008, the number of mutual funds offered to the public equals 354 and total net asset value of these mutual funds equals TL 23,691 million.
     Securities investment trusts, real estate investment trusts and venture capital investment trusts are other types of institutional investors subject to The Capital Market Law. To improve institutional investors, the Government has exempted these investment trusts from corporate tax. As of the end of 2008, the number of securities investment trusts equals 34, real estate investment trusts equals 16 and venture capital investment trusts equals 2. The total net asset value of securities investment trusts equals TL 551 million, the total net asset value of real estate investment trusts equals TL 1.676 million, and the total net asset value of venture capital investment trusts equals TL 141 million.
     Rules regarding margin trading, borrowing and lending securities and short-selling had been promulgated in December 1994 and were revised in 2003 with a new communiqué. In March 1996, principles for the issuance of capital markets instruments by non-residents were introduced. Such principles are regulated by the CMB. The Capital Markets Law also authorizes the CMB to regulate the establishment and operations of institutions that operate in the futures markets. In June 1998, a communiqué establishing certain principles regarding capital and capital adequacy requirements of brokerage houses was published by the CMB and have been revised according to developments in the sector. Moreover, the CMB made regulations pertaining to internal auditing systems and principles regarding public disclosure by intermediary institutions in order to strengthen financial and operational structure of brokerage houses.
     A revised communiqué complying with International Organization of Securities Commissions (“IOSCO”) Code of Conduct Fundamentals for Credit Rating Agencies (2003) was published by the CMB in July 2007.
     The 1999 amendments to the Capital Market Law introduced new provisions to the markets, including minority rights, interim dividends and dematerialization of capital market instruments. In addition, the amendments to the Capital Market Law call for the establishment of a central registry, an investor protection fund, a capital market training, research and licensing institute, the creation of the Turkish Association of Capital Market Intermediary Institutions and the formation of a Turkish Accounting Standards Board.
     The regulation Regarding the Establishment and Operating Principles of the Central Registry for Dematerialized Securities became effective in June 2001 and the Central Registry was established as a private entity in 2001. The principles regarding dematerialized securities were finalized in 2002. The dematerialized system became operational for equities traded on the ISE in 2005, and for mutual fund certificates and corporate bonds in 2006 and for commercial papers in 2007.
     The regulation concerning the principles for the licensing of staff of financial intermediaries who engage in capital markets activities became effective in August 2001 and licensing exams began in September 2002. Nine different types of examinations are prepared and organized by the CMB: Capital Market Activities Basic Level, Capital Market Activities Advanced Level, Clearing and Operation Officers, Derivative Instruments, Real Estate Appraisers, Credit Rating Specialist (since September 2005), Corporate Governance Rating Specialist (since September 2005), Independent Auditing in Capital Markets (since September 2007) and Residential Real Estate Appraisers (since January 2008). As of the end of 2008, a total of 25,793 staff have been licensed.
     The Law on Individual Pension Savings and Investment System was enacted in 2001 and the related regulation was published in February 2002. Pension funds began to operate in October 2003. As of the end of 2008, the number of pension funds offered to the public equals 121. The total net asset value of these funds equals TL 6,368 million.
     Adopting international standards in the Turkish capital markets is seen as a crucial issue for enhancing integrity in the market and to attract both domestic and foreign investors. In line with this objective, important steps have been taken in the areas of accounting and auditing standards. Currently the International Financial Reporting Standards as issued by the International Accounting Standards Board (“IASB”) were adopted for financial reporting of exchange listed companies, intermediary institutions and portfolio management companies. Similarly, the communiqué regarding auditing standards for securities market companies and institutions is in line with International Standards on Auditing issued by the International Federation of Accountants (“IFAC”).
     In March 2007, a new law amending several laws related to the housing finance system was published. This law established the rules regarding securitization and covered bonds and reformed many laws including the consumer protection, foreclosure, bankruptcy, and tax laws in order to create a more convenient legal environment for securitization. In 2007, three by-laws of CMB were drafted and published covering mortgage backed securities, covered bonds and real estate appraisal companies which would serve the issuers and investors of these securities. The Capital Market Law is among the laws amended by the aforementioned March 2007 law. With the amendments, mortgage covered bonds and asset covered bonds were covered as well as regulations regarding appraisal companies/appraisers, housing finance, housing finance fund and mortgage finance corporations, The Association of Appraisal Specialists of Turkey, gradual liquidation of mortgage finance corporations, criminal penalties and administrative fines were also implemented. The regulations regarding housing finance are expected to deepen the capital markets and allow more citizens to access housing finance, lowering the funding cost of market participants through diversified and enlarged funding solutions.
     With progress in the introduction of a mortgage market, a particularly important area has been valuation. Adoption of International Valuation Standards aims at harmonization with EU and international implementations and the acceptability of Turkish valuation reports in the international markets.
     The regulation regarding the establishment of operational principles for an organized market for SMEs became effective on March 18, 2003. In July 2003, the CMB issued Corporate Governance Principles, which used the OECD principles as a benchmark and were updated in 2005 in accordance with the OECD revisions. Implementation of these principles is based on the generally accepted “comply or explain” approach. Moreover, a corporate governance index was established by ISE at the end of August 2007. The index was composed of 13 companies by the end of 2008, whose corporate governance valuation degrees are at least 7 out of 10.
     In April 2004, regulations related to Exchange Traded Funds became effective. In 2006, hedge funds were regulated, whereby a definition of qualified investors was introduced to the system. As the end of 2008, five hedge funds were registered in Turkey with a total net asset value of TL6.8 million. Moreover, in 2006, a regulation enabling the functioning of “funds of funds” was issued. As of the end of 2008, the number of exchange traded funds offered to the public equals 8 and funds of funds equals 3. The total net asset value of exchange traded funds equals TL160 million and the total net asset value of funds of funds equals TL10 million.
     In 2005, the Turkish Derivatives Exchange began operations in Izmir as the first derivatives exchange in Turkey. Contracts traded on this exchange consist of commodity futures (cotton, wheat), interest rate futures, gold futures, foreign exchange futures and index futures.

     The amount of private sector securities issued equaled TL 10.696 million in 2004. As of year-end 2008, the total traded value of securities reached TL332.6 billion. As of December 31, 2008, total market capitalization was TL 182billion.
     The ISE market indices increased from the beginning of 2004 and this upwards movement continued generally in the period from 2005-2007. In January 2007, the ISE 100-Index was 41,182 increased to 47,093 in late June 2007 and closed at 55,698 in December 2007. Consequently, as compared to the end of 2006 values, the ISE Share Price Index-100 increased by 42% in TL terms. However, the ISE Indices were influenced by the global economic and financial crises in 2008. ISE Share Price Index-100 decreased by 52% in 2008, as a consequence of the global crises. The total traded value in the ISE Stock Market amounted to TL332 billion ($261 billion) in 2008 whereas this figure was TL387 billion ($300 billion) in 2008. In 2007, average daily trading volume in the ISE equities market was TL1,539 million (approximately $1.193 million) This figure indicates an increase by 16% over the previous year in TL terms, while in US dollar terms it amounts to an increase by 23%. The market capitalization of the companies traded on the ISE fell to YTL182 billion ($120 billion) at year-end 2008 from its level of YTL336 billion ($290 billion) as of the end of 2007.
     In spite of the negative effects of the global financial crisis of 2008, the Bonds and Bills Market continued to develop. The total annual traded value increased from its level of YTL2.94 trillion ($2.27 trillion) in 2007 to TL3.24 trillion ($2.51 trillion) in 2008, while the daily average traded value amounted to TL12.89 billion ($10.01 billion). The total traded value increased by 10.62% to $2.51 trillion on a US dollar basis compared to the previous year. The daily average traded value of the Bonds and Bills Market, which stood at $9.02 billion in 2007, increased to $10.01 billion in 2008. Of the total traded value for 2008, 17.37% was realized off-exchange and 82.63% was realized on the ISE Bonds and Bills Market.
     As of December 31, 2008, there were 104 brokerage houses licensed to trade on stock markets and 41 banks and 104 brokerage houses licensed to trade on other securities markets at the ISE. In addition, there were 86 intermediary institutions (banks, brokerage houses, futures brokerage houses) licensed to trade on The Turkish Derivatives Exchange (“TURKDEX”).
     The ISE was recognized as a “Designated Offshore Securities Market” by the U.S. Securities and Exchange Commission in 1993 and was designated as an “appropriate foreign investment market for private and institutional Japanese investors” by the Japan Securities Dealers Association in 1995. Likewise, the ISE was approved by the Austrian Ministry of Finance as a regulated market in accordance with the regulations of the Austrian Investment Fund Act in 2000.
     ISE Settlement and Custody Bank Inc., namely Takasbank, is one of the most crucial institutions for the Turkish financial markets. It is an investment bank providing clearing and settlement services for the ISE markets (Stock Market, Bond and Bills Market), Turkish Derivatives Exchange and for portfolio assets of mutual funds and investment trusts. In addition to these services, Takasbank provides ISE members with a range of banking services such as credit services for cash within Takasbank Money Market (“TMM”) and credit services for securities, including Securities Purchasing Loans (“SPL”) and Securities Lending/Borrowing Facility (“SLBO”). The Central Registry Agency Inc. (CRA) is the only central depository for all dematerialized capital market instruments.
     In 1995, Takasbank was granted the title of “Eligible Foreign Custodian” by the SEC and designated as an “Approved Depository” by the Securities and Futures Authority of the United Kingdom. Also in 1995, the Japan Securities Clearing Corporations and Japan Securities Depository Center recognized Takasbank as an eligible depository conforming to the standards predetermined by these institutions.
     The following table shows market activity in the Turkish capital markets for the periods indicated:
Table No. 35
Securities Markets Activities

	2004	2005	2006	2007	2008
Securities Issued (in millions of TL)	10,696	7,384	20,304	10,542	27,349
Outstanding Securities (in millions of TL)	251,199	278,011	293,428	307,535	338,817
Private	25,186	31,929	41,058	52,225	63,989
Public	226,012	246,081	252,370	255,310	274,827
Traded value on the ISE Markets (in millions of TL)
Stock Market	208,423	269,932	324,131	387,777	332,604
Bonds and Bills Market	1,924,080	2,340,436	2,920,573	2,935,118	3,236,312

	2004	2005	2006	2007	2008
Off-exchange bonds & bills transactions	622,222	568,948	705,774	725,889	680,393
Stock Market Capitalization (in millions of TL)	132,556	218,318	230,038	335,948	182,025
ISE National 100 Index (on TL basis)	24,972	39,778	39,117	55,698	26,864
Number of Companies Traded	297	304	316	319	317
Sources: Capital Markets Board, ISE, Undersecretariat of Treasury, Privatization Administration.
PUBLIC FINANCE
GENERAL
     In the course of European Union (“EU”) accession negotiations, Turkey has reformed its public financial management in accordance with EU practices and improved budget coverage, formulation, execution, accounting, audit and procurement. The main change is the introduction of the Public Financial Management and Control Law (“PFMC Law”), adopted by the Turkish Parliament (Turkish Grand National Assembly or “TGNA”) in December 2003 (Law No. 5018, as amended in 2005, Law No. 5436). Enactment of the PFMC Law marked a defining moment, providing a new legal framework for modern public financial management and accountability. Throughout this Law, key concepts of the modern public financial management system such as managerial responsibility models, effective and efficient use of resources, strategic planning, performance based budgeting, multi-year budgeting, accountability, fiscal transparency, modern internal audit/control and external audit practices have been put into practice. Several other reform laws have been enacted, including the Special Provincial Administration Law, Metropolitan Municipalities Law and The Municipalities Law.
     The public sector in Turkey includes central government agencies, social security institutions (“SSIs”), local governments (provincial governments, municipalities and villages), financial and non-financial state owned enterprises (“SOEs”) and extra-budgetary funds (“EBFs”). The PFMC Law covers central government agencies, social security institutions and local governments which are referred to as the “general government”. All general government agencies prepare their own budgets. The central government consists of three types of agencies: (1) general budget agencies which are public administrations controlled by the government, (2) special budget agencies which are public administrations affiliated or related to a ministry which performs a specific public service, to which revenues are allocated, and which is authorized to spend from such revenues, with the establishment and operation principles arranged through special laws and (3) regulatory and supervisory agencies which are established in the form of boards, agencies or supreme boards (agencies which are given a high degree of autonomy ) by special laws.
     The PFMC Law has been fully implemented and covers public financial management and control at all levels of government. Yet, there are some exceptions for the regulatory and supervisory agencies. Although PFMC requires in many instances secondary legislation for its implementation, most of which has been completed.
     Below, some brief information is given about the budgeting process, accounting system, internal and external audit in line with the new reforms.
     Budgeting
     The new system modernizes the budgeting process according to international standards. The central budget remains the pivotal point of the public finances and is prepared according to a schedule common to OECD countries. A rolling multi-year budget framework for the two years following the budget year accompanies the budget law. The fiscal year is the calendar year and the annual budget process of administrations commences in June with the Budget Call prepared by the Ministry of Finance. As an initial step of the preparation of the Central Government Budget, a medium-term program is prepared by the Undersecretariat of State Planning Organization (“SPO”) covering macro policies, principles, targets and main economic indicators in the context of development and strategic plans and the requirements of general economic conditions and is adopted by the Council of Ministers. A medium term fiscal plan, consistent with the medium term program is prepared by the Ministry of Finance (“MoF”) and it includes total revenue and total expenditure projections, budgetary targets and proposed budget appropriation ceilings for public administrations and is endorsed by the High Planning Council. These documents set the framework for the discussions and negotiations with relevant ministries and spending agencies, before political reconciliation in the Cabinet and the Parliament.
     Budget revenue and expenditure proposals are prepared by the administrations and reviewed by the MoF. The investment proposals of public administrations are evaluated by the SPO. Central Government Budget Draft Law together with supporting information is prepared by the MoF and submitted to the Parliament in early October. Following debate, the annual budget law is approved by the Parliament and promulgated by the President in December.
     The approved budget is implemented through a unified treasury system and the closing accounts are presented shortly after the end of the budget exercise. A detailed audit report is submitted to the Parliament before closing the accounts of the SSIs, EBFs and local governments.
     To align the accounts with the Government Financial Statistics (GFS) standards, the budget codification system is being overhauled. Each spending item is identified in the analytical budget classification system consisting of institutional, financial, economic and functional terms, and budgets and budget reports are compiled according to this codification system. The new codification system has been gradually applied to all general government entities since 2006.
     Each of the SOEs adopts an annual financial program, which is approved by the Council of Ministers. Although separate budgets for the SOEs do not exist in the Central Government Budget, there are sections in the budget of the Treasury for capital transfers to and duty losses of the SOEs.
     The preparation and the implementation of the budgets of SSIs and local administrations and their other financial transactions are subject to the provisions of the relevant laws without prejudice to the provisions of the PFMC Law. Social security institutions and local administrations prepare their own budgets that are approved by their own board of directors/councils.
     Accounting
     Public revenues and expenditures are indicated on the accounts of the fiscal year of their accrual.
     Establishing a uniform accounting system for general government and supervision of the system are the responsibilities of the Ministry of Finance’s General Directorate of Public Accounts. The accounting services are responsible for collecting revenue, ordering payments and recording the financial transactions of the line ministries and agencies (Article 61 of the PFMC Law). Accounting services of the public administrations within the scope of the general budget are performed by the accounting offices affiliated to the MoF. Moreover, there are three accounting offices affiliated with the Undersecretariat of Treasury; namely, Accounting Office for Foreign Payments, Accounting Office for Domestic Payments and Accounting Office for State Debts. The Ministry of Finance is responsible for compiling, consolidating and disseminating accounting data and financial statements for the central government on a monthly basis as defined in the PFMC Law.
     The accounting and reporting standards for general government are set by the State Accounting Standards Board, which is established within the Ministry of Finance. The Ministry of Finance sets rules for the preparation of the final accounts and supervises the compilation.
     The draft of the Final Accounts Law is prepared by the MoF and submitted to the Parliament by the Council of Ministers within six months of the end of the fiscal year and a copy is sent to the Turkish Court of Accounts (TCA). The TCA submits a General Conformity Statement to the Parliament no later than 75 days thereafter. The draft of the Final Accounts Law is deliberated by the commissions of Parliament together with the Central Government Budget Law.
     Currently the main fiscal policy indicators are the overall balance and primary balance of the central government budget. In order to submit fiscal notifications to the European Commission, huge efforts have been made to prepare accounts in accordance with ESA 95 standards. The ambition is to produce accounts in accordance with ESA 95 for the year 2009.
     Internal audit
     The PFMC Law requires each public administration to establish an internal audit unit. Internal auditors within the line ministries and agencies will be made responsible for system, performance, financial, compliance and IT audits. The internal auditors are required to report to the head of the agency. The target is to hire 1200 new internal auditors for the public administrations covered by the PFMC Law with appropriate qualifications and as of the end of 2008, a total of 501 new internal auditors were appointed.

     External audit
     External audit is regulated by the Law on the TCA. Article 68 of the PFMC Law specifies that the TCA may audit all general government organizations (central government agencies, local governments and SSIs). TCA’s independence is secured. TCA prepares its own budget and presents it to Parliament directly. It decides on its own audit program. The president and the members of the court are elected by the parliament. The tenure of members and auditors continues until the age of 65. The president, members and auditors cannot be appointed to another position without their consent. Removal can only happen due to criminal conviction or for medical reasons. The TCA is responsible for the financial, compliance and performance audits of the general government agencies. At present, the TCA predominantly carries out compliance audits, the results of which are held through a judicial procedure. The TCA also submits a report to the Parliament on the general conformity on the fiscal transactions of the central government through a financial audit. Both types of reports are published and publicly available. In order to enhance the capacity of the TCA for the external audit areas, the TCA has established a twinning project with the British National Audit Office and conducted a number of training exercises for staff. Moreover, a draft law on the TCA was submitted to the Parliament in 2005 in order to align its responsibilities with the PFMC Law.
CONSOLIDATED CENTRAL GOVERNMENT BUDGET
     At the beginning of 2004, the Turkish budget classification system was changed. The new system is called the Analytical Classification-Code System. The major changes in the new system include a scheme in which tax rebates are subtracted from revenues and therefore budget revenues appear as net figures (after deduction of rebates). In the previous system, expenditures included tax rebates. Since 2004, the budget data has been disseminated according to the new Analytical Classification-Code System.
     In 2004, estimated consolidated budget revenues were TL104,109 trillion (24.3% of GNP) and estimated expenditures were TL149,945 trillion (35.0% of GNP). Consequently, the budget deficit was projected as TL45,836 trillion (10.8% of GNP) and the primary surplus was targeted at TL20,214 trillion (4.8% of GNP).
     Actual consolidated budget revenues reached TL110,721 trillion (25.8% of GNP) in 2004 and exceeded the original target by 1.5% of GNP. Total expenditures were TL141,021 trillion (32.9% of GNP) and the budget deficit was TL30,300 trillion (7.1% of GNP). The primary balance realization was TL26,188 trillion, representing 6.1% of GNP and 1.3% above the target.
     Due to strong growth and buoyant revenues, fiscal performance in 2004 exceeded the program targets. Expenditures were kept in line with the budget and tax collections were robust, particularly from corporate tax and VAT.
     On December 29, 2004, a Government decree regarding the reduction of the VAT was published in the Official Gazette (No. 25685). In accordance with the decree, the VAT collected from food, education and health products was reduced to 8% from 18% beginning on January 1, 2005. Furthermore, on March 8, 2006, another Government decree regarding the reduction of the VAT collected from textile products to 8% from 18% was published in the Official Gazette (No. 26102), which became effective on March 9, 2006.
     The economic program within the framework of the Stand-By Arrangement has been focusing on debt reduction through the high primary surpluses, retained by 6.5% of GNP11 primary surplus target for public sector during the program period.
     Fiscal Policy remained prudent in 2005. In 2005, estimated consolidated budget revenues were YTL126,409 million (26.0% of GNP) and estimated expenditures were YTL155,628 million (31.2% of GNP). The budget deficit was projected as YTL29,137 million and primary surplus was targeted at YTL27,302 million (5.8% of GNP).
     At the end of 2005 consolidated budget revenues and expenditures reached YTL137,981 million (28.4% of GNP) and YTL146,098 million (30.0% of GNP), respectively. The budget deficit was YTL8,117 million (1.7% of GNP) and primary surplus was YTL37,563 million (7.7% of GNP).
     As the Law No. 5018, Public Fiscal Management and Control Law came into effect in Jan 1, 2006, the institutional scope of the budget was broadened. Other than these institutional changes, another change made in the system was that shares of local governments and funds started to be disseminated on a gross basis within both revenues and expenditures. Accordingly, the data for 2006 are also shown in a separate table below (Table No.36).
     In 2006, estimated central government budget revenues were YTL160,326 million and estimated expenditures were YTL174,322 million which generated a budget deficit of YTL13,996 million. The provisional results show that at the end of 2006, budget revenues

[11]	Determined according to 1987 based GNP series.

and expenditures were realized at YTL171,309 million (29.8% of GNP) and YTL175,304 (30.4% of GNP) million, respectively. The budget deficit was YTL3,995 million, representing 0.7% of GNP and primary surplus was YTL41,951 million, representing 7.3% of GNP.
     On October 17, 2006, the Council of Ministers submitted the draft budget law for 2007-2009 period to the Assembly. The draft law includes a YTL204.9 billion target for central government budget expenditures, a YTL188.2 billion target for central government budget revenues and a YTL36.2 billion target for central government budget primary surplus in 2007. The Budget Law (Law No. 5565) was approved by the Assembly on December 26, 2006. On October 17, 2005, the Council of Ministers submitted the draft of the first multi-annual budget for the 2006-2008 period to the Assembly. The draft budget includes 5% targets for the CPI and PPI rates and a 6.5% target for the primary surplus/GNP12 ratio for the public sector at the end of 2006. The Assembly passed the 2006 budget on December 27, 2005, and the Budget Law (Law No. 5437) was published in the Official Gazette on December 31, 2005.
     Central government revenues reached YTL190,360 million at the end of 2007 (22.6% of GDP). Central government budget expenditures totaled YTL204,068 million (24.2% of GDP), of which YTL155,315 million were primary expenditures (18.4% of GDP). As a result, a primary surplus of YTL35,045 million was reached, representing 4.2% of GDP as well as a budget deficit of YTL13,708 million, representing 1.6% of GDP (Table No. 36).
     On October 17, 2007, the Council of Ministers submitted the draft budget law for 2008 to the Assembly. The draft 2008 budget includes targets of approximately YTL222.6 billion for central government budget expenditures, YTL204.6 billion for central government budget revenues and approximately YTL18 billion for central government budget deficit. On November 22, 2007, the draft 2008 budget was approved by the Planning and Budget Commission. On December 14, 2007, the Assembly approved the budget law and on December 19, 2007, the President approved the budget law and published the approval in the Official Gazette dated December 28, 2007 (No. 26740). The 2008 budget was drawn up with the aim of achieving a primary surplus target for the consolidated government sector equivalent to 4.2% of GDP. However, with the announcement of the medium term fiscal framework on May 3, 2008, the primary surplus target for 2008 was reduced to 3.5% of GDP from 4.2% to accommodate recent policy initiatives such as labor market reform, local government reform and expediting investments in high yielding infrastructure projects.
     According to the provisional results for 2008, central government revenues were YTL208,898 million (22.0% of GDP). Primary expenditures and total expenditures were YTL175,306 million (18.5% of GDP) and YTL225,967 (23.8% of GDP) million, respectively. As a result, a primary surplus of YTL33,592 million was reached which corresponds to 3.5% of GDP. The budget deficit in 2008 was YTL17,069 million representing 1.8% of GDP (Table No. 36).
     The following table sets forth the consolidated central Government budget (adjusted).

(1)	Includes privatization proceeds.

(2)	Includes non-cash interest payments.

(3)	Includes transfers to EBFs.
Source: UT.
Table No. 36
Consolidated Central Government Budget

	2004	2005
	(in millions of NewTurkish Lira)
REVENUES	110,721	137,981
Tax Revenues	90,077	106,929
Direct Taxes	27,997	32,673
Indirect Taxes	62,080	74,256
Other	20,644	31,052
Non-Tax Revenues	17,500	25,468
Capital Revenues	161	2,025

[12]	Determined according to 1987 based GNP series.

	2004	2005
	(in millions of NewTurkish Lira)
Grants and Aids	1,202	1,333
Receivables	0	0
Annexed Budget Revenues	1,781	2,225
EXPENDITURE	141,021	146,097
PRIMARY EXPENDITURE	84,533	100,418
Personnel Expenditure	28,948	31,856
Social Security Contributions	4,024	4,533
Purchase of Goods and Services	12,684	14,446
Interest Payments	56,488	45,680
Domestic Interest Payments	50,053	39,270
Foreign Interest Payments	6,057	6,223
Discount and Short Term Transactions	379	186
Current Transfers	27,683	35,223
SOE Duty Losses	381	522
Transfer to Emekli Sandigi	7,800	8,889
Transfer to Bag-Kur	5,336	6,863
Transfer to SSK	5,757	7,507
Transfer to Unemployment Insurance Fund	440	503
Social Aid and Solidarity Incentive Fund	332	0
Transfer to the Autonomous Agencies	1,308	1,576
Credit and Dormitories	834	1,114
Agricultural Subsidies	3,084	3,707
DIS	2,480	2,393
Deficiency Payment	334	0
Livestock	209	345
ARIP	31	29
Other Agricultural Subsidies	30	940
Tax Rebates to Pensioners	710	1,293
Aids to Other Countries and Contributions to Int. Ins.	363	391
Other Current Transfers	1,338	2,857
Capital Expenditure	8,050	9,805
Capital Transfers	437	1,546
Lending	2,669	3,009
Contingencies	37	0
PRIMARY BALANCE	26,188	37,563
BUDGET BALANCE	-30,300	-8,117
DEFERRED PAYMENTS	-81	513
OTHER DEFERRED PAYMENTS	1,795	2,263
ADVANCES	-3,038	-3,970
CASH BALANCE	-31,624	-9,310
FINANCING	31,624	9,310
BORROWING (NET)	34,218	19,309
FOREIGN BORROWING (NET)	3,505	-2,009
Receipts	13,309	13,760
Payments	-9,804	-15,769
DOMESTIC BORROWING (NET)	30,713	21,318
G-Bonds (Net)	25,854	33,773
Receipts	96,490	111,413
Payments	-70,636	-77,640
Treasury Bills (Net)	4,859	-12,455

	2004	2005
	(in millions of NewTurkish Lira)
Receipts	61,578	40,116
Payments	-56,719	-52,571
RECEIPTS FROM ON-LENDING	943	669
PRIVATIZATION REVENUE	0	1,773
PAYMENTS FROM SDIF	0	1,215
ON LENDING (1)	0	931
CURRENCY/DEPOSIT AND OTHER TRANSACTIONS	-3,536	-12,726

(1)	On lending credit used by the Agricultural Products Office (TMO)
Source: UT.
Table No. 36 (cont.)

	2006	2007	2008(*)
	(in millions of New Turkish Liras)
CENTRAL GOVERNMENT BUDGET REVENUES	173,483	190,360	208,898
I. GENERAL BUDGET REVENUES	168,547	184,803	202,790
Tax Revenues	137,480	152,835	168,087
Direct Taxes	43,258	51,844	59,021
Indirect Taxes	94,222	100,991	109,066
Other	31,066	31,968	34,703
Non-Tax Revenues	26,970	24,043	25,193
Capital Revenues	1,841	6,080	9,105
Grants and Aids	2,255	1,845	405
II. REVENUES OF SPECIAL BUDGET AGENCIES	3,530	3,972	4,369
III. REVENUES OF REG. & SUPERVISORY INSTITUTIONS	1,407	1,585	1,740
CENTRAL GOVERNMENT BUDGET EXPENDITURES	178,126	204,068	225,967
PRIMARY EXPENDITURES	132,163	155,315	175,306
Personnel Expenditure	37,812	43,569	48,825
Social Security Contributions	5,075	5,805	6,402
Purchase of Goods and Services	19,001	22,258	23,941
Interest Payments	45,963	48,754	50,661
Domestic Interest Payments	38,659	41,540	44,516
Foreign Interest Payments	6,662	6,403	5,738
Discount and Short Term Transactions	642	811	406
Current Transfers	49,851	63,292	70,116
Duty Losses	7,245	1,401	2,041
Treasury Aids	21,760	36,273	38,769
Transfers to Non Profitable Institutions	185	682	444
Transfers to Households	1,170	1,682	2,417
Agricultural Subsidies	4,747	5,555	5,809
Transfers to Abroad	620	507	609
Shares from Revenues	14,124	17,192	20,028
Capital Expenditure	12,098	13,003	18,441
Capital Transfers	2,637	3,542	3,173
Lending	5,689	3,846	4,411
Contingencies	0	0	0
CENTRAL GOVERNMENT BUDGET PRIMARY BALANCE	41,320	35,045	33,592
CENTRAL GOVERNMENT BUDGET BALANCE	-4,643	-13,709	-17,069
DEFERRED PAYMENTS	-1,536	-82	2,047
OTHER DEFERRED PAYMENTS	1,688	1,274	-1,529
ADVANCES	-1,491	-843	-2,011

	2006	2007	2008(*)
	(in millions of New Turkish Liras)
CENTRAL GOVERNMENT BUDGET CASH BALANCE	-5,981	-13,358	-18,562
CENTRAL GOVERNMENT BUDGET FINANCING	5,981	13,358	18,562
BORROWING (NET)	4,054	6,437	17,320
FOREIGN BORROWING (NET)	-407	-2,478	3,461
Receipts	18,069	13,060	14,472
Payments	-18,476	-15,538	-11,011
DOMESTIC BORROWING (NET)	4,461	8,915	13,859
-YTL Denominated T-Bills	-8,224	-3,460	7,844
Receipts	18,530	15,903	18,606
Payments	-26,754	-19,363	-10,762
-YTL Denominated G-Bonds	18,172	15,828	14,824
Receipts	95,404	92,180	83,270
Payments	-77,232	-76,352	-68,446
-FX Denominated G-Bonds	-5,487	-3,453	-8,809
Receipts	2,297	8,139	2,107
Payments	-7,784	-11,592	-10,917
NET LENDING (-)	314	-553	1,168
Lending	918	368	1,728
Repayment (-)	604	921	559
PRIVATIZATION REVENUE	7,159	2,007	64
CURRENCY/DEPOSIT AND OTHER TRANSACTIONS	-4,918	4,360	2,347
(*) Provisional
TAXATION
               The Government collects taxes on personal and corporate income, real estate, goods and services (including the value added tax), and foreign trade.
               The personal income tax is levied on a scheduler basis and includes the following features:
               •    Earned income received from a single employer is subject to a progressive withholding tax at marginal rates rising from 15% to 40%. In 2005, the 40% ceiling was lowered to 35%. In 2004, the personal deduction was eliminated and replaced by a tax credit for the same expenditures, at a maximum of 8%, which declines to 4% as certain expenditure thresholds are exceeded. The withholding tax is final;
               •    Earned income from more than one employer is subject to declaration if the second income is higher than the TL14,000 threshold for the year 2004, the TL 15,000 threshold for the year 2005, than the TL 18,000 threshold for the year 2006, the TL 19,000 threshold for the year 2007 and the TL 19,800 threshold for the year 2008.
               •    Capital income is taxed at marginal rates rising from 15% to 35% as of 2008. There is a requirement to file an annual tax return for unearned income not subject to a final withholding tax.
          On the other hand, the taxation of the gains derived from the sale and the retention of marketable securities and other capital market instruments, and the taxation of deposit interests, repo gains and the income that is derived from private finance institutions is regulated by Temporary Article 67, which was added to the Income Tax Law through Article 30 of the Law No.5281 (a law regarding the amendments to current laws and adaptation of tax laws to New Turkish Lira). These regulations will be applied during the period between January 1, 2006 and December 31, 2015. In particular:
               •    Interest income derived from the government bonds issued prior to January 1, 2006 is not subject to Temporary Article 67 of Income Tax Law and the applicable withholding tax rate is “0%”. There is a personal exemption of TL 361,146.32 for the year 2007, and a tax is levied on any amount above this. Because the application period of this exemption ended on December 31, 2007, the total indexed amount of the gain derived from these government bonds in 2008 is subject to declaration if it is above the threshold level of TL19,800 for 2008.
               •    A withholding tax 15% (for residents 10% from July 23, 2006) is applied on the gains from the retention and sale of all kinds of bonds (government, private sector, etc.) and Treasury bills issued after January 1, 2006. This tax rate is 0% for non-residents from the date of July 7, 2006.
               •    Also, the income from the sale of shares is subject to a withholding tax of 15% (10% for residents from July 23, 2006, 0% for non-residents from July 7, 2006 and 0% for both residents and non-residents from December 14, 2008). The shares of fully liable corporations listed on the Istanbul Stock Exchange, held for more than one year are exempted from tax.
               Dividends (including dividends derived from investment trusts) are currently subject to withholding tax of 15% (since July 23, 2006). 50% of dividends earned in a year will be exempted from income tax and if the remaining 50% is above the threshold of TL19,800 for 2008, it will be included in taxable income and all withholding tax can be credited. There are special provisions for dividends derived from investment funds and investment trusts. Dividends derived from investment funds are subject to withholding tax on the gains derived from bonds issued from January 1, 2006 at a rate of 15% (10% for residents from July 23, 2006, 0% for non-residents from July 7, 2006).
               Income from bank deposits acquired from January 1, 2006 is subject to final withholding tax at fixed rate of 15%.
               The corporate income tax is payable by legal persons at 30%. In 2004, the applied corporate income tax rate was 33%. For the year 2005, the corporate income tax rate was reduced to 30%. In 2006, a new Corporation Tax Law (Law No. 5520) was enacted and the corporate income tax rate was reduced to 20%. Other key features of Law No 5520 include:
               •    According to Tax Procedure Law, the duration of the useful life of the asset is taken into account for the calculation of the depreciation rate of assets acquired after December 31, 2003. The duration of the useful life of an asset and the depreciation rates are determined by the Ministry of Finance. The Ministry of Finance has announced the useful lives and depreciation rates of depreciable assets through reports numbered 333, 339, 365 and 389. Tax payers are free to choose, either the declining balances method or straight-line method of depreciation.
               •    Losses can be carried forward for 5 years.
               •    Investment tax allowance application was eliminated at the beginning 2006. But according to temporary Article 69 of Income Tax Law (Law No. 193), corporate taxpayers can deduct the amounts of investment discount exemptions that they could not deduct from their earnings in 2005 and the amounts of investment discount exemptions of uncompleted investments only from the earnings of 2006, 2007 and 2008.
               •    Beginning on January 1, 2004, the corporate tax base is now fully indexed to inflation.
          Social security contributions are payable by employees at a rate of 14%, and by employers at a rate of 19.5%. For employees whose gross earnings are below the base or above ceiling earnings, which are determined at least twice a year, these contribution rates are applied to base or ceiling amounts respectively. According to Social Security Law amended by the Law No. 5198, the base wage for Social Security contributions has been equalized to the minimum wage since July 1, 2004. Social security contributions are paid into funds that are not consolidated under the central government accounts. There are four such funds, one for civil servants (“ES”), employees (“SSK”), self employed and farmers (“Bag-Kur”), and the unemployed. The employer’s contribution varies with the riskiness of the job, rising to 24%. Within the same income range, there is an additional contribution to the unemployment fund of 1% by the employee and 2% by the employer.
          According to Article 28 of the Law No.5763, as of 01.10.2008 the amount corresponding to 5 points of employer’s contributions regarding disablement, old-age and death insurance shall be met by The Treasury. Again, according to Article 20 of the same Law, for social security employer’s contributions of newly recruited men between 18-29 ages and women regardless of their age, 100 % for the first year, 80 % for the second year, 60 % for the third year, 40 % for the fourth year and finally 20 % for the fifth year shall be paid by unemployment insurance fund.
          VAT is a broad based tax on consumer spending and normally has a neutral effect on businesses because the input VAT is deductible from the output VAT. The following transactions performed in Turkey, among others, are subject to VAT:

•    the supply of goods and services in the course of commercial, industrial, agricultural, and professional activities; and
•    the importation of all goods and services.
The following transactions are exempt with the right to deduct input VAT:
•    the exportation of goods;
•    the supply of services abroad;
•    the processing of goods for exports;
•    the supply of ships, aircraft, and rail transportation vehicles, and the supply of services related to the manufacture of such vehicles;
•    the supply of services to ships and aircraft at harbors or airports;
•    the supply of international transport services;
•    the supply of goods and services to persons engaged in the exploration for hydrocarbon sources;
•    the supply of machinery and equipment to persons who are normally subject to tax but who have provided an investment document that the machinery and equipment are part of the investment;
•    international roaming contracts according to the reciprocity principle;
•    the supply of goods and services related to the exploration, management and refining of gold, silver and platinum;
•    goods and services related to national security;
•    goods and construction works related to the construction, restoration and enlargement of seaports and airports;
•    diplomatic exemptions;
•    the supply of gas oil for trucks and tractor trailers which transport export goods;
•    any kind of equipment and social computer programs designated exclusively for education, job and daily life of disabled persons;
The VAT rates are currently as follows:
•    the standard rate is 18%;
•    the reduced rate is 8% for food products (including chocolates and carbonated drinks but excluding alcoholic beverages starting from January 1, 2008), cashier machines, cinema, theatre, opera and ballet tickets, private educational services, books and similar publications, and effective from January 1, 2005, certain medical equipment and medical products, medicines, textile and confection products and custom manufacturing of them, stationary materials for students, tourism services, services given by restaurants, bakeries and etc. (except alcoholic beverage services, starting from January 1, 2008), services given to senior citizens, the handicapped and orphans, agricultural machinery and heavy construction equipment and leasing of them, blood and blood components used to treat humans and animals; and
•    the reduced rate is 1% for particular agricultural products, newspapers and magazines and the rental of ships, aircrafts, and rail transportation vehicles.

RECENT DEVELOPMENTS IN TAX POLICY
     Based on a review carried out jointly with the World Bank (“WB”) in 2002, a long-term strategy for improving the tax system was put in place. The overarching objective of the strategy was to improve the stability, transparency, and equity of the tax system through measures to minimize tax distortions broadening the tax base, and improving the efficiency of tax administration. Earlier studies of the tax system by the IMF, the WB and the FIAS (Foreign Investment Advisory Service) signaled concerns about the complexity of Turkey’s tax system. These concerns were exacerbated by the instability of the tax policy and high, unstable inflation rates. The proliferation of additional special taxes and surcharges, which were the result of pressure to reduce the fiscal deficit, contributed to this complexity and instability. Partial inflation indexation in combination with differential nominal tax rates and investment incentives across financial instruments distorted the real effective tax rates across financial instruments and real business investments.
     On the tax policy side, with a view toward simplifying and harmonizing the indirect tax system with the EU, a unified Special Consumption Tax (“SCT”) was enacted in June 2002 to consolidate a range of excise and specific taxes into a single tax charged on a limited range of luxury goods. Implementing circulars for the SCT law were published in July, and the tax went into effect in August 2002. A government decree issued in January 2003 eliminated earmarking of SCT revenues. This tax consolidated a range of selective taxes on oil products, vehicles, alcohol and tobacco products, and a range of luxury consumer goods into a single tax charged on importation and domestic production of selected goods. In most cases, the charge on domestic production by the SCT is at the factory . In some cases, such as motor vehicles, it is at the dealer level, and in others, such as tobacco, it is collected from the manufacturer and added to the consumer retail price. The VAT is charged on top of the SCT.
     The SCT tariff is composed of four lists: List I includes petroleum products; List II includes registered and non-registered motor vehicles; List III covers alcoholic beverages and tobacco products; and List IV has a range of consumer durables and luxury goods.
     The SCT comprised 25% of total tax revenues (excluding social security contributions) in 2008.
     The higher VAT rates of 26% and 40% were eliminated on August 1, 2002 and replaced by the SCT.
     In line with this tax strategy, a legislative package of direct tax reform was submitted to Parliament and enacted in April 2003. The objectives of this legislation were to harmonize the system of investment incentives and tax rates on income from financial investments, to reform the system of income tax credits, and to simplify taxation of corporate earnings and dividends. This legislation was intended to bring Turkey’s personal and corporate income tax regimes closer to OECD standards and in line with international best practices.
     The investment tax allowance system was simplified with an automatic uniform rate of 40%, down from rates of 200% and 100%. The new system provides a uniform 40% investment tax allowance automatically without an investment certificate, abolishes the allowance for predicted investment, and eliminates the 19.8% withholding tax on the investment tax allowance. For the recourses before the introduction of the law, previous provisions apply. However, the article 19 of the Personal Income Tax Law regarding investment allowance exception was abolished by Law No. 5479 and the transition period covering 2006, 2007 and 2008 was covered by provisional article 69 of Law No. 5479.
     A tax allowance for wage-earners which was enacted by Repeated Article 121 was abolished by Article 31 of the Law No.5615. Instead, a minimum living relief which was enacted by Rearranged Article 32 of the Personal Income Tax Law will be amended and applied to income that is received as of January 1, 2008 by Article 2 of the Law No. 5615. According to the amendment, the annual gross amount of minimum wage which is received from the beginning of the calendar year in which the wage is earned is multiplied with 50% for the taxpayer himself, 10% for his spouse who neither works nor has an income, 7.5 % for the each of the first two children and 5% for other children. This final number is multiplied with the rate (15%) applied to the first income bracket of the Personal Income Tax Schedule stated in Article 103 so that the minimum living relief amount is calculated. The minimum living relief is calculated by offsetting 1/12 of the allowance amount against calculated tax. The minimum living relief is applied to employees older than 16 who work in the industry sector.
               Individuals whose wages are taxed in real procedure may benefit from the minimum living relief.
               On December 29, 2004, a Government decree regarding the reduction of VAT was published in the Official Gazette (No. 25685). In accordance with the decree, the VAT collected from food, education and health products was reduced to 8% from 18% beginning on January 1, 2005. Furthermore, on March 8, 2006, another Government decree regarding the reduction of the VAT collected from textile products to 8% from 18% was published in the Official Gazette (No. 26102), which became effective on March 9, 2006. On May 30, 2007 another Government decree (No.2007/12143) regarding the reduction of VAT collected from hotel, pension, holiday villages and similar accommodation services and asylums, nursing homes and orphanages to 8% from 18% was published in the Official Gazette (No.26537). On July 19, 2008, a Government decree (No. 2008/13902) regarding the reduction of VAT was published in the Official Gazette (No. 26941). With this decree, rentals of ships, aircrafts and railway vehicles (the supply of these vehicles are exempt from VAT according to the 13th article of VAT law (Law No. 3065) to taxpayers who are partially or fully engaged in renting and operating these vehicles was reduced to 1%.
     On December 30, 2004, the Assembly passed a new law (Law No. 5281) regarding the reduction of income taxes and the simplification of taxation practices on financial instruments. In accordance with Law No. 5281, the upper limit of income taxes was reduced by 5% to 40% beginning in 2005, the tax exemption on financial instruments was eliminated and a new tax on financial market instruments was introduced. On December 31, 2004, Law No. 5281 was published in the Official Gazette. However, on June 22, 2006, the Government announced its intention to introduce a new tax exemption on financial instruments for non-resident investors. The new law (Law No. 5527) was approved by the Assembly on June 27, 2006 and published in the Official Gazette on July 7, 2006 (No. 26221). With the Law No. 5527, the withholding tax on earnings derived from financial instruments by non-residents was reduced to zero and non-residents are not be responsible for any declaration. The withholding tax for domestic investors was reduced to 10% from 15% for earnings derived from domestic government debt securities, and private sector debt securities and for capital gains derived from the purchase and sale of equities. The withholding rate for income derived from sale of shares by domestic investors has been reduced to 0% (as of November 14, 2008) by the Council of Minister’s Decree No. 2008/14272 dated November 13, 2008. There was no change on the 15% withholding tax implementation on deposits and repurchase transactions. However, on August 2, 2006, it was announced that CHP had applied to the Constitutional Court for the cancellation of Law No. 5527. On March 30, 2006, the Assembly passed another law (Law No. 5479) regarding the reduction of income taxes and the simplification of income taxation practices. With Law No. 5479, the upper limit of income taxes was reduced by 5% to 35%, the number of income tax brackets was reduced to 4 from 5 and the tax exemptions of various investments were eliminated. Law No. 5479 was published in the Official Gazette on April 8, 2006 (No. 26133), and the income tax reductions and the elimination of the tax exemptions were effective as of January 1, 2006. On June 13, 2006, the Assembly approved the new Corporate Tax Law (Law No. 5520). In accordance with the Law No. 5520, the corporate income tax rate was reduced to 20% from 30% effective from January 1, 2006. Law No. 5520 was published in the Official Gazette on June 21, 2006 (No. 26205).
     The fund levy (which was 10% of the corporate tax) was abolished, and, as a result, the tax burden on corporate profit was reduced by 3%. The withholding tax system was simplified so that withholding would be deferred until the profit is distributed. The imputation tax credit system for dividend income was abolished as of January 1, 2004, and the real amount of withheld tax can now be credited from income. A 50% dividend deduction to offset taxes paid at the corporate level was introduced. The final tax burden on corporate profit was reduced to 34% from a high of over 60%.
     An inflation adjustment was introduced for the financial income statements of corporate taxpayers who keep their books on a balance sheet method. An inflation adjustment could be applied if the increase in the price index is higher than 10% in the relevant accounting year and higher than 100% in the past three years. As a result of the inflation adjustment, a series of amendments were made to the same provisions in the tax system relating to revaluation, depreciation, investment allowance, etc.
     Tax incentives for activities in the free trade zones (“FTZ”) were rationalized. The corporate income tax and the personal income tax exemptions were abolished for new companies, but the tax holidays of existing FTZ companies were grandfathered for the length of their licenses or until 2008. Income from sales of products manufactured in free zones by the taxpayers operating in these zones are exempted from personal income and corporate income tax as of 1/1/2009 until the year of full membership in EU. The payments made to employees by the taxpayers who exports at least 85 % of FOB price of products manufactures in free zones are exempted from personal income tax.
     Tax holidays in selected regions were removed and replaced with job creation incentives in low-income regions. These incentives, which were in place in 36 provinces with a per capita GDP below $1,500 (mainly in eastern Turkey) for a five year period which started in September 2003, include:
•	An exemption on personal income tax for any non-public sector or public sector employee whose employment represents an incremental increase over employment levels in September 2003. This is limited to taxes payable on the minimum wage and amounts to a 15% subsidy. The limit converts this into a unit subsidy equal to 15% of minimum wage;

•	For incremental employees, an exemption for the employer portion of social security capped at the current minimum contribution base (currently above minimum wage). Again, this effectively acts as a unit subsidy of the minimum monthly social security contribution;

•	100% of these two exemptions can be used in the organized industrial zones. Only 80% of the exemption can be used outside the organized industrial zones;

•	Free land; and

•	Electricity subsidy.
     These incentives were expanded to an additional 13 cities after April 2005, which are below the social and economic development indicator. Also after April 2005, in order to benefit from the exemption of personal income tax for employee increase, an employer must have at least 30 employees. However, the required number of employee has been reduced from 30 to 10 in order to benefit from incentives, enforced on January 5, 2007 by the amendment in the Law No. 5084.
Tax Revenues
     The following table sets forth tax revenues for the years indicated:
Table No. 37

(in millions of YTL/TL)	2004	2005	2006	2007	2008
Total Tax Revenues	100,373	119,627	137,480	152,835	168,087
Personal Income Tax	21,244	24,490	28,983	34,447	38,028
Corporate Income Tax	10,521	12,048	11,158	13,751	16,905
Motor Vehicle Tax	1,536	2,538	2,998	3,521	3,944
Domestic Value Added Tax (VAT)	13,148	14,104	15,911	16,793	16,799
Special Consumption Tax	26,648	33,345	36,926	39,111	41,832
Petroleum Consumption Tax	15,751	19,398	20,551	22,052	23,941
Banking and Insurance Transaction Tax	1,594	1,988	2,624	3,149	3,695
Stamp Duty	2,198	2,552	3,149	3,642	3,945
Fees	2,530	3,280	3,958	4,744	5,043
Special Communication Tax	1,882	3,023	3,578	4,211	4,551
VAT on Imports	17,443	20,222	25,426	26,493	29,968
Other Tax Revenues	1,629	2,037	2,769	2,973	3,377

*	Consolidated budget realizations for the years 2004-2005 are transformed into a central budget basis according to the analytical budget classification.
Sources: Ministry of Finance, UT
     The following table sets forth the components of tax revenues as a percentage of GNP for the years indicated:
Table No. 38

Components of Tax Revenues as a Percentage of GDP
(%)
	2004	2005	2006	2007	2008
Total Tax Revenues	17.95	18.43	18.13	18.13	17.69
Personal Income Tax	3.80	3.77	3.82	4.09	4.00
Corporate Income Tax	1.88	1.86	1.47	1.63	1.78
Motor Vehicle Tax	0.27	0.39	0.40	0.42	0.42
Domestic Value Added Tax (VAT)	2.35	2.17	2.10	1.99	1.77
Special Consumption Tax	4.77	5.14	4.87	4.64	4.40

Components of Tax Revenues as a Percentage of GDP
(%)
	2004	2005	2006	2007	2008
Petroleum Consumption Tax	2.82	2.99	2.71	2.62	2.52
Banking and Insurance Transaction Tax	0.29	0.31	0.35	0.37	0.39
Stamp Duty	0.39	0.39	0.42	0.43	0.42
Fees	0.45	0.51	0.52	0.56	0.53
Special Communication Tax	0.34	0.47	0.47	0.50	0.48
VAT on Imports	3.12	3.12	3.35	3.14	3.15
Other Tax Revenues	0.29	0.31	0.37	0.35	0.36
Sources: Ministry of Finance, UT
     On May 5, 2005 the Assembly adopted the Law No. 5345 establishing the Revenue Administration under the Ministry of Finance as a semi-autonomous entity, structured along functional lines and with the local tax offices directly under its control. Responsibility for tax policy is retained by the Ministry of Finance. By The Law No.5452 General Directorate of Revenue Policies is established within Ministry of Finance in order to work on setting of state revenue policy in the framework of plan, program and general economic policies and strategies, which enables the Revenue Administration to focus on tax administration. Therefore, it is aimed that there will be two different structures independent from each other which are more effective and expertised in decision-making of revenue policies and revenue collection through separating implementation and policy units regarding state revenues.
STATE OWNED ENTERPRISES
     SOEs continue to play an important role in the Turkish economy. As of August 2009, there are 26 SOEs: 19 SOEs in the Treasury’s portfolio and 7 SOEs in the Privatization Administration portfolio. (Companies whose shares are majority owned by the state.) There are also five state banks, T.C Ziraat Bank, T. Halk Bankasi, Kalkinma Bankasi, Eximbank and a publicly owned satellite company, TÜRKSAT A.Ş., which all have their own special laws.
     Major SOEs established in the non-financial sector include: MKEK (industrial chemicals, munitions, special steels and castings); PTT (postal and telegraph services); TMO (Turkish Grain Board); EUAS ( Electricity Generation Corporation); TEDAŞ (Turkish Electricity Distribution Corporation); TETAŞ (Turkish Electricity Trading and Contracting Company); TEİAŞ (Turkish Electricity Transmission Company); BOTAŞ (Petroleum Pipeline Corporation); TCDD (railways); TKİ (Turkish Coal Enterprise); TTK (Turkish Hard Coal Company); Eti Mine Works (Boron), TPAO (Turkish Petroleum Corporation) TEKEL (TTA) (tobacco); and TSFAS (sugar company).
     Supervision and regulation of SOEs is carried out by several government agencies; including Treasury, SPO and Prime Ministry High Supervision Board.
     Since November 25, 2000, the state-owned banks, Ziraat Bank and Halk Bank, have not been subject to Decree No. 233 (which deals with the organization and management of State Economic Enterprises). These banks are now considered public joint stock companies, subject to banking and commercial laws only. Ziraat Bank and Halk Bank are among the largest and most important commercial banks of all the publicly held banks, holding 26.6% of total customer deposits (excluding deposits of Vakifbank) as of December 31, 2008.
     In accordance with the provisions of Law No. 5572, which modified Banking Law No. 4603, the privatization deadline of November 2003 has been prolonged to November 2010. Treasury shares at Halk Bank were taken into the privatization portfolio and program in accordance with High Privatization Council Decree No.2007/8. An initial public offering was held for 24.98% of the Bank’s shares and the shares started trading on the Istanbul Stock Exchange on May 10, 2007.
     In addition to receiving funding directly from the Government budget, SOEs are also allowed to borrow from domestic commercial banks and foreign markets. The net external financing requirements of non-financial SOEs increased from approximately YTL 1,874 million in 2007 to 4,867 TL million in 2008.
     The following table summarizes information related to the financing requirements of the non-financial SOEs in the Treasury’s portfolio and the SOEs in the Privatization Administration’s portfolio for the years indicated:

Table No. 39
Financing Requirements of Non-Financial SOEs

	2003	2004	2005	2006	2007	2008
	(thousands of TL)
Total financing requirement:	(3,203,999)	(3,468,377)	(4,028,935)	(6,332,714)	(5,089,415)	(6,633,179)

Increase (reduction) from internally generated funds	4,896,750	5,999,293	2,931,160	4,670,543	3,215,641	1,765,782

Net financing requirement from outside sources	1,692,751	2,530,916	(1,097,775)	(1,662,171)	(1,873,774)	(4,867,397)

Transfers from consolidated budget	2,408,344	1,810,913	1,969,843	5,260,856	2,477,245	5,103,608
Borrowing requirement	4,101,095	4,341,828	872,068	3,598,686	603,471	236,210
Deferred payments(1)	384,402	26,231,490	4,219,345	16,597,139	10,837,442	18,619,578
Advance payments(1)	(4,460,669)	(30,265,090)	(7,389,159)	(20,436,453)	(11,153,800)	(19,017,707)

Cash financing requirement	24,828	308,228	(2,297,746)	(240,628)	287,113	(161,918)
Change in cash	-146,752	408,116	(971,917)	(276,279)	(1,192,372)	(1,444,420)
Securities and deposits	-46,167	(1,313,594)	337,890	(189,975)	27,010	(375,702)

Domestic bank borrowing, net	-41,291	167,844	1,064,480	632,212	746,412	1,494,643
Foreign borrowing, net	209,382	429,407	1,867,293	78,365	131,837	487,397
Government bonds	0	0	0	0	0	0

(1)	Dramatic changes in deferred and advanced payments are due to inflation accounting introduced in 2004 and balance sheet restructuring of the electricity distribution company in 2006

*	Preliminary data
Source: UT.
     In 2008, non-financial SOEs reported an operating loss of TL 3,127 million.
     The non-financial SOEs’ investments accounted for 15.2% of total public sector fixed investments in 2003, 17.3% in 2004, 14.6% in 2005, 12.1% in 2006, %10.5 in 2007 and 12.8% in 2008. Budgetary transfers to SOEs accounted for approximately, 1.7%, 1.3%, 1.4%, 2.9%, 1.2%, 2.2% of consolidated budget expenditures in 2003, 2004, 2005, 2006, 2007 and 2008 respectively.
     The following table summarizes the profits and losses of non-financial SOEs both in the Treasury’s portfolio and the Privatization Administration’s portfolio for the years indicated:

Table No. 40
Profits and Losses of Non-Financial SOEs

	2004	2005	2006	2007	2008
	(thousands of TL)
Total Revenues	84,311,124	58,260,323	73,734,599	75,568,386	94,444,689
Total Expenditures	(79,596,580)	(57,718,210)	(72,532,696)	(75,240,595)	(97,571,192)
Operating surplus (loss)	4,714,544	542,113	1,201,903	327,791	(3,126,503)

*	Excluding accrued duty loss receivables from Treasury.
Source: UT.
ENERGY SECTOR
     Electricity Sector
     TEIAS, EUAS and TETAS: Significant steps have been made recently towards a fundamental restructuring of SOEs in the electricity sector pursuant to the Electricity Markets Law (Law No. 4628), which came into effect in March 2001. The ultimate goal is to develop a transparent, competitive and liberalized electricity market, achieve stability of supply, and ensure environmentally friendly electricity at a low cost and of good quality. The most important factor under the proposed arrangement is the central role of competition in ordering the market. In order to accomplish such goals, the Government intends to maintain a purely regulatory role that is managed by the Energy Market Regulatory Authority (“EMRA”), while retaining ownership of electricity transmission (a natural monopoly). EMRA takes over the regulatory functions of MENR. Standard regulatory functions include licensing, tariff setting, market monitoring, and dispute settlement. With the enactment of the Electricity Market Law, the Turkish Electricity Generation and Transmission Corporation (“TEAŞ”), which was one of the dominating SOEs in the electricity sector, was divided into three separate companies covering generation, trading, and transmission activities. This was one of the early steps in the current liberalization plan. The new companies, Turkish Electricity Transmission Company (“TEİAŞ”) for the transmission of electricity, Electricity Generation Company (“EÜAŞ”) for the generation of electricity, and Turkish Electricity Trading Company (“TETAŞ”) for the trading of electricity, became operational in October 2001. On the other hand, the Turkish Electricity Distribution Company has been operating since 1994.
     EÜAŞ operates most of the electricity generating power plants. These are mainly lignite based, hydro based and natural gas based power plants. The installed capacity of EÜAŞ, along with its affiliates is around 24.000 MW which comprises about 59% of the total installed capacity in Turkey. EÜAŞ carried out 48% of the energy generation in Turkey in the year 2008.
     TEİAŞ operates high voltage transmission systems in Turkey and has a monopoly in this sector.
     TETAŞ is responsible for purchasing energy generated by EÜAŞ hydro power plants and most of the private sector plants (“BO, BOT and TOORs”) and selling the purchased energy to electricity distribution companies and for exporting and importing.
     After the enactment of the Electricity Market Law, supplementary legislation has been enacted by EMRA which is listed below in part:
•	Electricity Transmission System Supply Reliability and Quality Regulation, November 2004;

•	Electricity Market Balancing and Settlement Regulation, November 2004;

•	Communiqué Regarding Wind and Solar Measurements, March 2006;

•	Regulation Concerning Electricity Demand Forecast, April 2006; and

•	Regulation Regarding Price Equalization Mechanism, December 2006.
     In order to announce the government’s intent to privatize the state-owned electricity utilities and liberalize the electricity market, the “Electricity Sector Reform and Privatization Strategy Paper” was issued on March 17, 2004. This Strategy Paper defines the implementation procedures and principles for the electricity sector liberalization and privatization program. This Strategy Paper has been revised in 2009 in the light of the recent developments in electricity market. The main difference between these two papers is that the latter includes various mechanisms regarding supply security. Furthermore, it involves the energy mix targets for year 2020.

     In 2008 one of the publicly owned electricity distribution company (Menderes A.Ş.) was privatized and in the first quarter of 2009, two more electricity distribution companies (Başkent A.Ş. and Sakarya A.Ş.) has been privatized. After these privatizations, TEDAŞ owns currently 17 distribution companies. Additionally, in 2008 140 MW of electricity generation facilities was privatized.
     Based on a High Planning Council Decision (14/02/2008 Nr. 2008/T-5) Cost Based Price Adjustment Mechanism (CPM) was adopted beginning on July 1, 2008. According to CPM, tariffs of companies are going to be revised based on changes in their electricity production and/or purchase costs. In addition to these ex-post realized costs, ex-ante revised macroeconomic assumptions (mainly foreign exchange rates and petroleum prices) for the end of the year are also going to be considered in determining the new tariffs for the rest of 2008. For this reason, CPM has both backward and forward cost linkages. Accordingly, the revised tariffs will allow companies to realize annual financial targets in order to finance their planned investments and other expenses.
     Gas Sector
BOTAŞ: The sector has been dominated by the government-owned Petroleum Pipeline Corporation (“BOTAŞ”), which was one of the most prominent SOEs in the energy sector and owned pipeline infrastructure for oil and gas transmission, LNG terminals, and gas distribution facilities. BOTAŞ will be divided into separate functional companies for energy transmission, distribution, trading and storage. BOTAS has transferred 4 bcm/year of its import contract of 1998 with Gazexport to four private companies. Shell, Bosphorus, Enerco and Avrasya Gaz have started importation and wholesale activities in addition to BOTAŞ.
     Mining Sector
     Eti Mine Works: Eti MineWorks with its $519 million export revenue is an important SOE in the mining sector. The company’s responsibilities include mining, processing and marketing Turkey’s boron resources. Presently, Eti Mine has 67% of the world boron reserve. The Company fulfills approximately 37% of the world boron production and covers 36% of the world boron demand.
     TKİ: Turkish Coal Enterprise (“TKI”) which holds 30% of the Turkish lignite reserves sells its products mainly to thermal power plants. In Turkey, coal represents 29% of electricity production. Heating and various industrial sectors are the other customers of the Turkish Coal Enterprise. TKİ also distributes lignite to low-income families and receives duty-loss payments from the Treasury for this distribution.
     TTK: Turkish Hard Coal Company (“TTK”) is an SOE that produces hard coal in the Zonguldak basin of Turkey. The company primarily sells its product to the energy sector. The iron and steel industry is the second important consumer of its hard coal product. TTK has been subsidized by the Treasury for several years. Moreover, the company also receives duty-loss payments for coal distribution to poor families.
     Petroleum Sector
     TPAO: Turkish Petroleum Corporation (“TPAO”) was formerly an integrated company engaged in all the activity fields of the oil industry including exploration, production, refinery, marketing and transportation, is currently only involved in the exploration, drilling and production sector. Presently, TPAO is responsible for approximately 70% of the Turkey’s crude oil and 49% of Turkey’s natural gas production.
     Agriculture Sector
     TMO: The Turkish Grain Board (“TMO”), which is associated with the Ministry of Agriculture and Rural Affairs, is an SOE that was previously responsible for support purchases of cereals. However, since June 2002, TMO has acted only as an intervention agency to regulate the market. TMO has 4.5 million tons of storage capacity and has purchase offices throughout Turkey. TMO purchased 893 ktons of cereal and 299 ktons of hazelnut in 2008.
     TEKEL: The General Directorate of Tobacco, Tobacco Products, Salt and Alcohol Enterprises (“TEKEL”) is under the privatization program associated with the Ministry of Finance. TEKEL has been assigned to carry out operations mainly in the areas of tobacco, tobacco products and salt. Until 2001, it was responsible for support purchases of tobacco. Since 2002, TEKEL has purchased the required amount of tobacco by entering into production contracts with farmers. The duties assigned to TEKEL were carried out by four Establishments : the Leaf Tobacco Processing and Trading Establishment, the Cigarette Industry Establishment,

the Salt Industry Establishment, and the Marketing and Distributions Establishment. In the fourth quarter of 2003, the Alcohol Drinks Industries Establishment was privatized and the Cigarette Industries Enterprises and Trading Inc. was privatized in 2007. After the privatization, TEKEL’s logo was changed by the Privatization Administration’s decision and “tta” was accepted as the new logo.
     TŞFAŞ: The Turkish Sugar Factories Inc. (TŞFAŞ) was established to produce and sell a variety of sugars. The company carries out sugar production in 33 factories. TŞFAŞ was taken into the privatization program on October 8, 2007.
     ÇAYKUR: The fundamental purpose of the Tea Enterprise (ÇAYKUR) is to improve the tea agriculture and the quality of tea leaf and to produce and sell tea. ÇAYKUR operates 46 factories and has a 60% market share in tea sales.
     Railways
     TCDD: Turkish State Railways (“TCDD”) provides passenger and freight transport services as the only railway transportation company in Turkey. As of the end of 2008, TCDD owned over 11,005 miles of track, and approximately 740 locomotives, 995 passenger vehicles and 17,079 wagons. It employs approximately 34,436,000 people (including its subsidiaries).
PRIVATIZATION IMPLEMENTATIONS
     Turkey aims to further enhance its functioning market economy through ensuring openness and competitiveness; upgrading productivity; strengthening the investment climate to attract more Foreign Direct Investment; encouraging private initiative/entrepreneurial skills and as a result promoting employment.
In furtherance of these goals, major legislative changes have taken place in Turkey in recent years such as :
•	Electricity Market Law,

•	Natural Gas Market Law,

•	Telecommunications Law,

•	Sugar Law,

•	Tobacco Law,

•	Banking Law,

•	Petroleum Market Law,

•	Foreign Direct Investment Law,

•	Company Law,

•	Law concerning the elimination of FDI restrictions in some sectors,

•	Law regarding several amendments which is aimed at accelerating privatization, and

•	Provisions authorizing real estate purchases to foreigners.
As a result, unprecedented privatization proceeds and a noticeable increase in foreign investor interest have been witnessed. Overall privatization proceeds realized by the Turkish Privatization Administration (PA) have reached $38.2 billion (on a commitment basis) as of July 31, 2009, of which $15.6 billion was generated from the privatization of blue chip companies including Türk Telekom, Tüpraş, Erdemir and Petkim.
Cash transfers to the Treasury from the Privatization Administration (including transfers from privatized companies) were $6.8 billion, $7.5 billion, and $6.4 billion for the years 2006, 2007 and 2008 respectively. Total cash transfers since 1995 have equaled $27.2 billion.
From the period January 1, 2004 through December 31, 2008, the privatization implementations of Turkey have resulted in a net worth of approximately $28 billion. The following tables summarizes the most significant privatization implementations from January 1, 2004 to December 31, 2008.

Table: Significant privatization implementations of Turkey (2004-2008)

		Date of	Amount (in millions
Name of the Company	Field of Operation	Privatization	of $)

Turkish Airlines (Pub.off.)	Airline Career	1-3/12/2004	126
Türk Telekom	Telecommunication	14/11/2005	6,550
Eti Aluminium	Aluminum Processing	29/07/2005	305
İst.Hilton Hotel	Hotel real estate	15/11/2005	255
PETKİM(Pub.off %34.49)	Petrochemical	15/04/2005	274
TÜPRAŞ (via Ist.Stock Exc.)	Oil Refining	04/03/2005	454
TÜPRAŞ	Oil Refining	26/01/2006	4,140
ERDEMİR	Flat Steel Manufacturer	07/02/2006	2,770
Başak Insurance	Insurance	16/05/2006	268
Gen. Dir.of State Highways	Real estate	30/05/2007	800
Mersin port of Turkish Railways	Port operation	11/05/2007	755
Mot.Veh.Inspection Station	Port operation	15/08/2007	614
Halkbank (IPO of 24.98 %shares)	Banking	04/05/2007	1,839
PETKİM(Block sale)	Petrochemical	30/05/2008	2,040
TEKEL Tobacco	Tobacco Production	24/06/2008	1,720
9 Power generation companies	Power generation	01/09/2008	510
Türk Telekom (IPO, 15% of shares)	Telecommunication	07-09/05/2008	1,873
Source: Privatization Administration
Privatization Implementations by years

*	The Transfer of Operating Rights (TOR) of: Atatürk Airport for 15.5 years in 2005 ($3 Billion), Antalya Airport for 17 years in 2007 ($3.1 Billion), Sabiha Gökçen Airport for 20 years in 2007 ($3 Billion) and the Initial Public Offering (IPO) of Vakıflar Bankası shares of 25.18% in 2005 ($1.3 Billion) are included.
     On February 8, 2007, it was announced that the PHC decided to privatize 51% of the shares of Petkim Petrokimya Holding A.S. (“Petkim”), a petrochemical corporation, through a block sale. On March 16, 2007, the Privatization Administration announced the tender for the block sale of 51% of the shares of Petkim. The bidding deadline for the privatization was announced as June 15, 2007. On June 7, 2007, it was announced that the bidding deadline for the privatization of Petkim was extended to June 25, 2007. On July 5, 2007, it was announced that the consortium of TransCentralAsia Petrochemical Holding made the highest bid of $2.05 billion and the consortium of Socar-Turcas-Injaz made the second highest bid of $2.04 billion for 51% of the shares of Petkim. On October 16, 2007, it was announced that the tender committee decided to submit the consortium of Socar-Turcas-Injaz’s offer to the Competition Board for approval. There was no official announcement as to why the second highest bid was selected rather than the first highest bid. On November 9, 2007, it was announced that the Competition Board authorized the sale of Petkim to Socar-Turcas-Injaz. On November 22, 2007, the PHC approved the sale of Petkim to Socar-Turcas-Injaz. On December 27, 2007, it was announced that the Council of State suspended the sale of Petkim to Socar-Turcas-Injaz, ruling that the privatization of Petkim does not provide for public benefit. On March 19, 2008, it was announced that the Council of State rejected the case against the cancellation of the privatization of

Petkim. On May 30, 2008, it was announced that the block sale agreement was signed and the transfer of Petkim to Socar-Turcas-Injaz for $2.04 billion was finalized. On December 25, 2008, the Council of State approved the sale of Petkim.
     Regarding the block sale of 100% of the shares of three electricity distribution companies, namely, Baskent Elektrik Dagitim A.S., Sakarya Elektrik Dagitim A.S. and Istanbul Anadolu Yakasi Elektrik Dagitim A.S., each operating in a different region, the bidding deadline for the privatization was initially announced as December 15, 2006 but was then postponed to January 19, 2007. On January 9, 2007, it was announced that the tenders for the three electricity distribution companies were postponed to a future date for the purpose of dispelling uncertainties in post-privatization investments and completing ongoing investment projects in these companies. The final bidding date for the Baskent and Sakarya Elektrik Dagitim A.S. was announced as June 10, 2008. On April 22, 2008, it was announced that the tender for the privatization of Istanbul Anadolu Yakasi Elektrik Dagitim A.S. was cancelled. On July 1, 2008, it was announced that the consortium of Ak Enerji and CEZ won the tender for Sakarya Elektrik Dagitim A.S. with a bid of $600 million and the consortium of Sabanci Holding and Verbund won the tender for the Baskent Elektrik Dagitim A.S. with a bid of $1.225 billion. On September 19, 2008, it was announced that the Privatization High Council (“PHC”) approved the privatizations of Sakarya and Baskent Elektrik Dagitim A.S.
     On November 16, 2007, the Privatization Administration announced the tender for the privatization of 33.5% of the shares of NITRO-MAK (a producer of emulsion type explosives) owned by Sumer Holding A.S. through an asset sale. The bidding deadline for this privatization was announced as December 13, 2007. Two bids were received for this privatization. The consortium of Altay Endüstri Yatirimlari ve Ticaret A.S., Altay Kollektif Sirketi, M. Murat DURAL ve Ortagi, ANG Ali Nihat Gökyigit Yatirim Holding A.S.,VIEM Ticari ve Sanayi Yatirimlari Ltd. þti. submitted the highest bid of $19.6 million. The PHC approved the sale of NITRO-MAK on March 12, 2008.
     On February 20, 2008, the Privatization Administration announced the tender for the privatization of the Bandirma Port and Samsun Port through the transfer of operational rights for 36 years. These ports are currently owned by Turkish State Railways (“TCDD”). The bidding deadline for this privatization was April 22, 2008. Eighteen bids were received for this privatization. The final negotiations for the privatization tenders for both Bandirma and Samsun Ports were completed on May 16, 2008. The highest bid for Bandirma Port was by Celebi Ortaklik Girisim Grubu for $175.5 million and the highest bid for Samsun Port was by Ceynak Lojistik Ticaret A.S. for $125.2 million. These privatizations were approved by the PHC on September 19, 2008.
Other ongoing privatization implementations
     The privatization program for the following years are indicated as follows:
     ▪ Energy Sector
With the aim of providing a framework for the privatization of the sector, the Electricity Energy Sector Reform and Privatization Strategy Paper have been prepared by the State Planning Organization, Treasury, Energy Market Regulatory Authority (“EMRA”) and Privatization Administration (“PA”) under coordination with the Ministry of Energy and Natural Resources. The Strategy Paper was approved by the High Planning Council on March 17, 2004.
     ▪ Electricity Distribution Companies
In electricity distribution sector PA has embarked on a fast-paced privatization program. Transfer of the first two distribution companies (Başkent and Sakarya Electricity Distribution Companies) to private sector has been completed in first quarter of 2009. Transfer of shares of Meram Electricity Distribution Company has been approved by Privatization High Council on April 30, 2009. The Council of State has halted the tender of Aras Electricity Distribution Company. Tenders for privatization of three companies (Çoruh, Osmangazi and Yeşilırmak Electricity Distribution Companies) have been started in April 2009. Prequalification proposals have been received as of July 15, 2009 whereas the final proposals will be received by October 20, 2009.
     ▪ Power generation Units
Privatization studies on power generation units have also started. A consultant has been selected and the studies for determining the privatization strategy are currently ongoing.

     ▪ Başkent Doğalgaz (Natural Gas Distribution Company of Ankara)
Under recently enacted Privatization High Council Decision dated July 02, 2009 numbered 2009/43, 80 % of the Company’s shares were transferred to PA for privatization.
     ▪ Lottery and Games of Chance
Tender announcement to privatize games of chance by granting license has expired as of April 15, 2009. The final negotiations with the investors have been made on May 7, 2009. However as result of insufficient price offer made by the investors, the tender is cancelled.
     ▪ Toll Motorways and Bosphorous Bridges
The technical studies to privatize the entire toll motorways and relevant beltways and the two Bosphorous Bridges are continuing.
     ▪ Turkish Sugar Manufacturing Companies
In accordance with the decision of the Privatization High Council dated October 7, 2007, the privatization of 24 sugar manufacturing companies and their related assets will be completed within 24 months in the following manner.
The Companies are grouped as:
Portfolio A: Kars, Erciş, Ağrı,Muş and Erzurum
Portfolio B: Elaziğ, Malatya, Erzincan, and Elbistan
Portfolio C: Kastamonu, Kırşehir, Turhal, Yozgat, Çorum and Çarşamba
Portfolio D: Bor, ereğli and Ilgın
Portfolio E: Uşak, Alpullu, Burdur and Afyon
Portfolio F: Eskişehir and Ankara
The tender announcement of the Companies in Group A was made on September 24, 2008. Since no bids were obtained on the final tender date (November 27, 2008), the tender was cancelled on November 28, 2008.
Currently the technical studies to privatize Group C companies are continuing.
     ▪ Seaports operated by Turkish State Railways (TCDD)
Of the total 7 seaports operated by TCDD, six of them (Mersin, İskenderun, İzmir, Bandırma, Derince and Samsun) have been taken into the privatization portfolio by using “Transfer of Operational Rights”.
Of the total six sea ports;
-Mersin Port is totally privatized, by transferring the operational rights to Port of Singapore-Akfen JV for a period of 36 years with price of $755 million.
-The tender process of İzmir port is technically completed. The highest bidder is Global-Hutchison and Union of Aegean exporters. The proposed amount is $1.275 billion for a period covering 49 years.
-Derince, Bandirma and Samsun port tenders were technically completed. The highest bids and the bidders are:
Derince: Türkler Joint Group for a period of 36 years, amounting to $195.2 million.
Bandirma: Çelebi Joint Group for a period of 36 years, amounting to $175 million.
Samsun: Ceynak Lojistics for a period of 36 years, amounting to $125.2 million.
Subsequent to completion of the transfer procedures and transactions, the operational rights will be transferred to the new owners.
- Technical studies on the privatization of İskenderun port are continuing.
     ▪ TÜRKİYE HALK BANKASI (HALKBANK)
     The privatization process to sell the remaining public shares of Halkbank (75.01%) is still continuing.

     ▪ TÜRK TELEKOM
     Technical studies to sell the remaining public shares of Türk Telekom (31.68%) are continuing.
EXTRA-BUDGETARY FUNDS
     In 1984, due to increasing budgetary restrictions, the Government established a number of Extra Budgetary Funds (“EBFs”) with the objective of financing the implementation and administration of specific Government programs, such as incentive programs for exports and investment, social and housing programs, and public investment projects. Until 1993, the EBFs were not included in Turkey’s consolidated public budget and had been independently financed and administered. In 1992, the Assembly enacted legislation to include 63 EBFs in the 1993 consolidated budget.
     In 2000 and 2001, a fundamental shift in the structure of EBFs was mandated in order to increase budget coverage and promote fiscal transparency. As a result, sixty-one budgetary funds and eight EBFs were abolished. Currently, there are only five EBFs remaining. Non-consolidated EBFs of continued importance to the Turkish economy are the Privatization Fund, which oversees the privatization of SEEs, the Social Aid and Solidarity Fund, which assists the disabled and poor, the Defense Industries Support Fund, which develops military manufacturing capabilities, and the Support Price Stabilization Fund, which channels certain export and import duties into the subsidy of fertilizers.
     The following table presents, for the years indicated, the operating balance and financing of eleven of the largest EBFs, including the Privatization Fund, the Public Participation Fund, the Mass Housing Fund, the Defense Industries Support Fund and the Support Price Stabilization Fund, and two special accounts, the Petroleum Consumption Tax and the Budget Education Health Tax, each of which has been in continuous existence since 1988 (with the exception of the Privatization Fund, which was established in 1995). Since 2002, the consolidated EBF’s balance included only Privatization, Defense, Solidarity and Support Price Stabilization Funds.
     Table No. 41

Extra-Budgetary Funds (million TL)
					2008
	2004	2005	2006	2007	(program)
Revenues	3,890	4,917	11,881	9,594	5,533
Expenditures	1,955	1,829	2,680	2,343	2,627
Surplus (Deficit)	1,935	3,087	9,202	7,251	2,906
Financing	-1,935	-3,087	-9,202	-7,251	-2,906
Source: SPO
     In 2005, revenues from the EBFs were TL4,917 million, while expenditures were TL1,829 million. This resulted in a surplus of TL3,087 million in 2005, compared with a surplus of TL1,935 million in 2004. In 2006, revenues from the EBFs were TL11,881 million, while expenditures were TL 2,680 million, resulting in a surplus of TL9,202 million. In 2007, a surplus of TL7,251 million was realized and in 2008 a surplus of TL 2,906 million was realized for the EBFs.
LOCAL GOVERNMENT
     The operations of local authorities expanded rapidly following the Government’s 1984 decision to decentralize responsibility and to transfer substantial amounts of tax keep revenues to local authorities. Total expenditures by local authorities were realized as TL20,577 million in 2005, and TL25,318 million in 2006.
     In 2007, total expenditures by local authorities increased to TL30,699 million and the deficit was TL3,848 million. In 2008, total expenditures by local authorities were estimated to increase by 12% to TL34,392 million and the deficit was estimated to be TL3,028 million.
     The following table presents the operating balance of the local authorities for the years indicated:

Table No. 42

	Local Authorities (million TL)
	2004	2005	2006	2007	2008(1)
Revenues	16,004	21,026	24,303	26,851	31,364
Expenditures	15,709	20,577	25,318	30,699	34,392
Surplus (Deficit)	295	449	-1,015	-3,848	-3,028

(1)	estimation

Source: SPO
SOCIAL SECURITY INSTITUTIONS
     The Turkish social security system has recorded an increasing deficit in recent years. Turkey’s Social Security Institutions (“SSIs”) realized a deficit of 2.91% of GDP in 2004, 3.09% of GDP in 2005, 2.33% of GDP in 2006, 2.97% of GDP in 2007 and 2.73% of GDP in 2008. The low premium collection rates and the increasing rate of health and insurance expenditures are the main factors for the increasing deficit of the social security system.
     The following table summarizes the revenues and expenditures of the SSIs for the years indicated:
Table No. 43
Revenues and Expenditures of Social Security Institutions

	2004	2005	2006	2007	2008
	(in millions of Turkish Lira)
Revenues	33,968	39,024	51,221	54,591	64,682
Expenditures	50,258	59,081	68,884	79,632	90,584
Revenue-Expenditure Differences	-16,290	-20,057	-17,663	-25,041	-25,902
Budget Transfers	16,087	19,919	18,552	25,824	25,850
Deficit after Budget Transfer	-203	-138	889	783	-53
Fixed Capital Investment	-117	-66	-17	-46	-21
Other Borrowing requirement	-320	-204	872	737	-74

Source: SPO, UT.
PUBLIC SECTOR FIXED INVESTMENT
     The following table summarizes public sector fixed investment, including that of the SOEs and the EBFs, by economic sector for the years indicated:

Table No. 44
Public Sector Fixed Investment

	2004	2005	2006	2007	2008(1)
	(percentage of total)
Agriculture	9.1	8.0	6.5	8.6	8.2
Mining	1.5	1.5	2.0	2.1	2.4
Manufacturing	2.6	1.7	2.2	1.1	1.1
Energy	13.3	12.4	9.5	10.3	9.4
Transport and communication	33.5	34.4	34.8	30.1	30.8
Tourism	0.7	0.4	0.4	0.4	0.3
Housing	1.0	1.7	1.6	1.6	1.7
Education	13.7	11.4	9.9	11.1	12
Health	5.1	5.8	5.5	6.5	6.7
Other Services	19.4	22.7	27.7	28.3	27.4
Total	100.0	100.0	100.0	100.0	100.0
Total (millions of TL)	18,051	24,444	27,934	29,717	34,126

(1)	Provisional.

(2)	At current prices.

Source: SPO.
PUBLIC SECTOR BORROWING REQUIREMENT
     In 2004, the consolidated budget deficit was TL 30,300 million, representing 5.4% of GNP. Due to a decline in the consolidated budget deficit and an improvement in the overall economic performance, PSBR declined to 3.6% of GNP in 2004.
     In 2005, the consolidated budget deficit was TL8,117 million, representing 1.25% of GNP. Total PSBR declined to 0.3% of GNP in 2005.
     In 2006, the consolidated budget deficit was TL4,643 million, representing 0.6% of GNP. Total PSBR declined to 1.97% of GNP in 2006.
     In 2007, the consolidated budget deficit was TL13,708 million, representing 1.6% of GNP. Total PSBR was realized as 0.1% of GNP in 2007.
     In 2008, the consolidated budget deficit was TL10,440 million, representing 1.4% of GNP. Total PSBR was realized as 0.83% of GNP in 2008.
     In 2004, total public debt stock (gross) as a percentage of GDP declined to 59.5%. The net debt of the public sector declined to 49.0% in 2004 from 55.1% in 2003. Nominal interest rates on TL denominated zero coupon government securities (cumulative average) declined to 24.7% in 2004 from 46.0% in 2003.
     In 2005, total public debt stock (gross) as a percentage of GDP declined to 54.1%. The net debt of the public sector declined to 41.6% in 2005.
     In 2006, total public debt stock (gross) as a percentage of GDP declined to 48.2%. The net debt of the public sector declined to 34.0% in 2006.
     In 2007, total public debt stock (gross) as a percentage of GDP declined to 42.2%. The net debt of the public sector declined to 29.5% in 2007.
     In 2008, total public debt stock (gross) as a percentage of GDP increased to 49.5%. The net debt of the public sector declined to 28.2% in 2008.
     The following table sets forth information as to Turkey’s public sector borrowing requirement for the years indicated:

Table No. 45
Public Sector Borrowing Requirement

	2004	2005	2006	2007	2008 (1)
Consolidated budget	5.40	1.25	0.61	1.61	1.42
Local administrations	-0.10	-0.17	0.13	0.45	0.30
SSI, UIF, EBFs and Revolving Funds	-1.30	-1.36	-2.23	-1.83	-0.99
Social Security Institutions (SSI)	0.00	0.02	-0.12	-0.09	0.12
Unemployment Insurance Fund (UIF)	-0.80	-0.73	-0.75	-0.82	-0.73
Revolving Funds	-0.20	-0.17	-0.15	-0.07	-0.09
EBFs	-0.30	-0.48	-1.21	-0.85	-0.29
SOEs	-0.40	-0.13	-0.49	-0.12	0.11
SOEs not under privatization	-0.30	-0.10	-0.17	-0.10	0.09
SOEs under privatization	-0.10	-0.03	-0.32	0.06	0.02
Total	3.60	-0.31	-1.97	0.10	0.83

Source: SPO

(1)	Provisional estimate.
DEBT
GENERAL
     In Turkey, the Treasury conducts domestic and external borrowing operations and issues government securities through direct sales, TAP, public offerings and auctions. A TAP sale is non-auction borrowing method used by the Government to enhance market access pursuant to which the Treasury is permitted to reissue bills or bonds of a specific amount and maturity at any time. The Treasury issues various borrowing instruments such as discounted securities, inflation and foreign exchange-indexed securities, foreign exchange-denominated securities, Government Bonds with fixed coupon payments and floating rate notes.
     The Treasury issues two kinds of domestic borrowing securities: (1) Treasury Bills, which have a maturity shorter than one year and (2) Government Bonds, which have a maturity longer than one year. These are considered “marketable” instruments. Auctions are the primary means of borrowing in domestic markets and fixed rate government bonds are the primary external borrowing instruments utilized by Turkey.
     The Treasury issues Government securities through public offerings, direct sales, TAP sales and auctions. Turkey has not defaulted on any principal or interest of any external debt represented by bonds issued in public international markets since it began issuing such bonds in 1988.
     The total gross outstanding external debt of Turkey was approximately $265.3 billion at the end of the first quarter of 2008, approximately $286.6 billion at the end of the second quarter of 2008, approximately $291.1 billion at the end of the third quarter of 2008 and approximately $277.1 billion at the end of the fourth quarter of 2008.
Turkey issued the following external debt in 2008:
•	$1 billion of global notes on January 15, 2008, which mature on April 3, 2018, and have a 6.75% annual interest rate.

•	$1 billion of global notes on March 5, 2008, which mature on March 5, 2038, and have a 7.25% annual interest rate

•	$500 million of global notes on June 24, 2008, which mature on March 15, 2015 and have a 7.25% annual interest rate

•	$1.5 billion of global notes on September 11, 2008, which mature on March 11, 2019 and have a 7.0% annual interest rate
          The aggregate amount of scheduled repayment of principal and interest of external debt of Turkey as of July 1, 2009 is $44.9 billion, $41.9 billion and $33.5 billion for 2009, 2010 and 2011, respectively.

     On September 14, 2006, Turkey announced that, in accordance with its invitation (the “Invitation”) to holders of 11.375% Notes due 2006, 10% Notes due 2007, 10.5% Notes due 2008, 9.875% Notes due 2008, 12% Notes due 2008, 12.375% Notes due 2009 and 11.75% Notes due 2010 (collectively, the “old notes”) to submit one or more offers to exchange or tender for purchase such old notes for 7% Notes due 2016 (the “2016 Notes”), on the terms and subject to the conditions set forth in the prospectus supplement dated September 6, 2006 to the prospectus dated August 10, 2006, it expected to issue $1,169,720,000 aggregate principal amount of 2016 Notes. In addition, Turkey announced that it expected to issue $330,280,000 aggregate principal amount of 2016 Notes for cash (the “Cash Offering” and together with the Invitation, the “Global Notes Offering”). After confirmation by the exchange agent that the above definitive amounts were the final amounts of 2016 Notes to be issued pursuant to the Invitation, Turkey issued $1,500,000,000 aggregate principal amount of 2016 Notes pursuant to the Global Note Offering. In addition, Turkey paid an aggregate amount of $29,033,206 in cash for accrued but unpaid interest (to but not including September 26, 2006, the settlement date) on the outstanding principal amount of old notes exchanged pursuant to the Invitation and an aggregate amount of $116,536 in cash as a result of rounding down to the nearest integral multiple of $1,000 of the aggregate principal amount of the 2016 Notes issuable to each holder of old notes exchanged pursuant to the Invitation.
     Turkey’s central government domestic debt was approximately YTL274,827 million on December 31, 2008, compared with YTL255,310 million on December 31, 2007. In spite of the increase in domestic debt stock in nominal terms in the last seven years, there has been a considerable decrease in the ratio of domestic debt to GDP.
     Turkey’s total external debt was approximately $277.1 billion as of December 31, 2008, compared to $249.4 billion as of December 31, 2007.
DOMESTIC DEBT
     Within the framework of the government’s economic program, aimed at sustainable growth, continued disinflation and a viable debt position, there has been substantial improvement in both the level and structure of the Treasury’s domestic debt stock in recent years as a result of the strong fiscal performance and improving market sentiment. The ratio of domestic debt stock to GDP, which was 50.9 % at the end of 2001, has declined progressively to 28.9% in 2008.
     The financial crisis in February 2001 caused a deterioration in the financial position of the government as well as the banking sector. The Treasury’s domestic borrowing cost, which stood at 38% in 2000, rose to 99% in 2001, while the annual average maturity of cash borrowing from the market was reduced to 4.8 months from 14.2 months during the same period. In June 2001, the Treasury conducted a major bond swap operation in which short-term securities were exchanged for longer-term bonds in an effort to increase the maturity of debt stock and thus reduce the roll-over risk.
     In continuing efforts to improve the macroeconomic environment, the government launched an economic program in 2001, supported by the IMF, an important aim of which was to rehabilitate the banking sector. As part of this rehabilitation plan, the Treasury issued securities to public banks to cover their duty losses and issued securities to banks under the supervision of the SDIF to improve their balance sheets. The ratio of total domestic debt stock to GDP was affected by the issuance of these “non-cash” securities, and the stock to GDP ratio increased from 22% in 2000 to 51% in 2001.
     As a whole, these banking sector rehabilitation operations did not change the total borrowing requirement of the overall public sector because the banks were already using the market as a source of funding. However, the operations did manage to transform short-term borrowing activity into longer-term holdings for the Treasury and also provided control, flexibility and effective management of the Government’s debt.
     As the economic program continued, several key reforms have been implemented in the area of debt management during the last several years:
•	“The Law on Regulating Public Finance and Debt Management” (Law No. 4749) was enacted in 2002 to establish the legal and institutional infrastructure in public debt management.

•	With the increased confidence both in domestic and international markets, the downward trend in inflation and the elimination of technical and operational difficulties caused by Turkish Lira through the introduction of new Turkish Lira (“YTL”), foreign investors’ YTL denominated issues have grown rapidly. All these developments have prepared the grounds for Treasury to increase the maturity of the debt stock, by the issuances of five-year Floating Rate Notes (“FRN”) and fixed couponed Government Bonds.

•	To further enhance the liquidity of domestic debt, the primary dealership system for government securities continued to be implemented with a new contract in September 2003. In the last three years, the system contributed to the efficiency in both the primary and secondary market for government securities. The system provides greater depth and reduces volatility in the secondary market and helps to reduce roll-over risk. The primary dealership system aims to create a highly liquid, transparent, and dependable secondary market, which in turn is expected to lead to decreased costs in the primary market.

•	In order to lengthen maturity and smooth out the domestic debt service profile, switching (exchange) auctions were introduced in October 2003. These auctions have been carried out successfully since that time.
     Within the context of debt management policy, for attaining reasonable risk level and reducing borrowing cost, strategic benchmark implementation was maintained in 2008 similar to the previous years. With the implementation of strategic benchmark strategy, benchmark government bonds were reopened on a regular basis in a period of three months. In this way, by reducing the number of securities in the market, liquidity of securities was increased.
     However, the current global financial crisis affected the issuances of five year fixed coupon securities and after the second quarter of 2008, there were no fixed-coupon security issuances. Also, amounts of the Floating Rate Note issuances exceeded the amounts that were projected in the beginning of 2008. Despite these divergences, in line with the objectives of diversifying the instruments, broadening the investor base and lengthening the borrowing maturities, Inflation (Consumer Price Index-CPI) Indexed Government Bonds have been issued every three months as announced in the 2008 financing program.
     Average maturity was slightly shortened due to the decrease in foreign investors’ demand for Government Bonds in the year 2008. The average maturity of cash borrowing was 14.8 months in 2004, 27.7 months in 2005, 28 months in 2006, 34 months in 2007 and 32 months in 2008. The cost of internal public debt in local currency (including discounted treasury bills/government bonds and fixed rate government bonds) on a compounded basis was annually realized as 24.6%, 16.1%, 17.9%, 18.4% and 19.2% in the period of 2004-2008.
     There has also been an improvement in the structure of the domestic debt stock. The portion of foreign currency denominated or linked debt in the domestic debt stock, was 17.6% in 2004, has declined to 8.4% in 2008 paving the way for decreased exchange rate risk. As a result of strategic benchmarks which have been set in accordance with debt strategies based on risk analysis, the share of fixed interest rate instruments in total domestic debt stock has also decreased to 51.2% in 2008 from 51.5% in 2004. Since 2004, the composition of domestic debt stock continued to change and the share of the public sector in outstanding domestic debt stock has decreased from 37.1% in 2004 to 23.9% in 2008, as a result of the redemption of non-cash securities.
     The Treasury aims to increase maturity of borrowing in the upcoming years while pursuing policies to mitigate market and liquidity risks and to enhance liquidity and efficiency in both the primary and secondary markets. These, together with continued strong fiscal policies, are intended to ensure a sustainable path for domestic debt. The following tables show the domestic debt securities auctioned in years 2004-2008:

Table No. 46
Treasury Auctions
AUCTIONS FOR DISCOUNTED TREASURY NOTES IN 2004

							Sales Amount (Inc. Switching)
	Auction	Value	Maturity	Average Interest Rate (%)			Net Bid
	Date	Date	Date	Term	Simple	Compound	Amount	Nominal	Net
							(in billions of Turkish Lira)
January							8,267,706.4	11,522,077.7	9,612,900.2
3 Month T. Bill	19.01.04	21.01.04	21.04.04	6.31	25.25	27.74	2,464,395.2	2,452,634.0	2,306,996.5
14 Month G. Bond	20.01.04	21.01.04	23.03.05	29.68	25.30	24.80	2,425,596.4	3,121,679.2	2,407,251.7
7 Month T. Bill	27.01.04	28.01.04	11.08.04	13.20	24.52	25.90	1,642,885.2	2,487,200.4	2,197,093.3
14 Month G. Bond	27.01.04	28.01.04	23.03.05	28.10	24.35	23.94	1,734,829.5	3,460,564.2	2,701,558.7

February							7,848,214.7	8,275,023.5	6,907,296.9
3 Month T. Bill	10.02.04	11.02.04	12.05.04	5.83	23.30	25.42	2,732,879.5	1,651,934.7	1,561,000.0
7 Month T. Bill	17.02.04	18.02.04	08.09.04	13.03	23.37	24.57	1,306,406.3	1,724,836.0	1,525,967.6
14 Month G. Bond	17.02.04	18.02.04	27.04.05	28.22	23.66	23.18	3,808,929.0	4,898,252.9	3,820,329.3

March							8,814,550.4	12,109,532.6	9,691,466.4
18 Month G. Bond	01.03.04	03.03.04	24.08.05	38.17	25.78	24.40	2,103,906.2	4,364,184.6	3,158,531.1
7 Month T. Bill	02.03.04	03.03.04	13.10.04	14.57	23.69	24.74	1,629,546.9	2,870,986.5	2,505,769.8
14 Month G. Bond	02.03.04	03.03.04	27.04.05	28.71	24.88	24.45	1,977,204.4	3,468,897.2	2,695,165.5
3 Month T. Bill	15.03.04	17.03.04	16.06.04	5.52	22.06	23.95	1,332,000.0	1,405,464.2	1,332,000.0

April							13,514,756.5	13,244,677.3	10,837,029.1
8 Month T. Bill	06.04.04	07.04.04	24.11.04	14.22	22.41	23.31	1,493,031.4	2,373,037.6	2,077,544.5
17 Month G. Bond	06.04.04	07.04.04	24.08.05	31.49	22.75	21.86	2,017,342.1	3,580,479.0	2,722,923.1
3 Month T. Bill	20.04.04	21.04.04	21.07.04	5.39	21.57	23.38	2,187,000.0	2,304,934.6	2,187,000.0
7 Month T. Bill	27.04.04	28.04.04	24.11.04	13.31	23.08	24.19	831,093.5	1,235,084.5	1,089,962.8
17 Month G. Bond	27.04.04	28.04.04	05.10.05	35.93	24.91	23.72	2,033,346.5	3,751,141.6	2,759,598.7

May							14,073,900.9	11,902,717.8	9,846,287.3
7 Month T. Bill	04.05.04	05.05.04	24.11.04	13.99	25.08	26.45	674,596.2	944,774.4	828,858.7
3 Month T. Bill	10.05.04	12.05.04	11.08.04	6.12	24.49	26.84	1,675,000.0	1,777,569.9	1,675,000.0
7 Month T. Bill	11.05.04	12.05.04	24.11.04	14.91	27.69	29.44	324,370.8	502,781.8	437,551.7
17 Month G. Bond	11.05.04	12.05.04	05.10.05	46.00	32.77	30.94	997,821.5	1,841,739.7	1,261,468.9
6 Month T. Bill	25.05.04	26.05.04	10.11.04	12.37	26.81	28.76	2,013,632.7	3,137,458.1	2,791,990.4
12 Month G. Bond	25.05.04	26.05.04	25.05.05	29.70	29.70	29.70	1,910,536.2	3,698,393.9	2,851,417.6

June							8,201,307.4	6,513,759.9	5,492,805.1
5 Month T. Bill	08.06.04	09.06.04	10.11.04	10.76	25.44	25.44	1,271,449.9	2,047,566.9	1,848,608.0
12 Month T. Bill	08.06.04	09.06.04	25.05.05	26.84	27.92	27.92	1,386,842.5	2,457,906.8	1,937,765.4
3 Month T. Bill	14.06.04	16.06.04	15.09.04	5.72	22.90	22.90	912,000.0	964,204.9	912,000.0
13 Month G. Bond	15.06.04	16.06.04	06.07.05	31.42	29.71	29.71	515,014.4	1,044,081.3	794,431.8

July							11,352,445.1	11,504,730.0	9,346,466.8
7 Month T. Bill	06.07.04	07.07.04	09.02.05	15.11	25.35	26.62	1,524,921.6	2,916,778.4	2,533,918.0
17 Month G. Bond	06.07.04	07.07.04	07.12.05	39.02	27.42	26.05	2,041,853.4	4,210,155.5	3,028,366.4
3 Month T. Bill	20.07.04	21.07.04	20.10.04	5.76	23.04	25.11	1,970,000.0	2,083,483.7	1,970,000.0
12 Month T. Bill	20.07.04	21.07.04	06.07.05	26.47	27.52	27.66	1,099,977.9	2,294,312.3	1,814,182.3

August							15,825,799.6	16,919,941.9	13,661,321.5
3 Month T. Bill	09.08.04	11.08.04	10.11.04	5.64	22.55	24.52	2,579,000.0	2,724,361.0	2,579,000.0
11 Month T. Bill	10.08.04	11.08.04	06.07.05	23.44	25.93	26.23	620,307.9	2,149,783.0	1,741,601.9
18 Month G. Bond	10.08.04	11.08.04	22.02.06	41.05	26.68	25.05	922,865.5	3,798,963.8	2,693,222.5
6 Month G. Bond	17.08.04	18.08.04	23.02.05	11.95	23.01	24.28	1,543,572.5	4,246,629.7	3,793,380.8
18 Month G. Bond	17.08.04	18.08.04	22.02.06	40.16	26.43	24.88	1,559,268.8	4,000,204.4	2,854,116.2

September							9,634,526.6	9,441,863.2	7,415,976.6
15 Month G. Bond	07.09.04	08.09.04	07.12.05	33.77	27.01	26.21	2,769,858.8	2,640,015.0	1,973,600.7
3 Month T. Bill	14.09.04	15.09.04	15.12.04	4.80	19.18	20.61	2,551,253.3	1,494,388.5	1,426,000.0
7 Month T. Bill	20.09.04	22.09.04	06.04.05	13.69	25.42	26.90	1,277,137.8	1,827,086.4	1,607,119.1
19 Month G. Bond	21.09.04	22.09.04	12.04.06	44.46	28.54	26.63	3,036,276.7	3,480,373.2	2,409,256.8

October							9,646,075.7	11,896,455.5	9,849,833.4
10 Month T. Bill	12.10.04	13.10.04	27.07.05	18.42	23.37	23.92	2,911,458.5	2,513,380.4	2,122,345.1
3 Month T. Bill	19.10.04	20.10.04	19.01.05	4.90	19.59	21.07	2,731,992.8	2,072,761.6	1,976,000.0
10 Month T. Bill	26.10.04	27.10.04	10.08.05	18.03	22.87	23.40	1,922,805.5	3,089,115.2	2,617,250.7
18 Month G. Bond	26.10.04	27.10.04	12.04.06	34.68	23.73	22.59	2,079,818.9	4,221,198.3	3,134,237.6

November							13,376,794.7	16,516,308.5	13,309,387.6
3 Month T. Bill	08.11.04	10.11.04	09.02.05	4.90	19.58	21.07	3,734,520.2	2,334,979.4	2,226,000.0
11 Month T. Bill	09.11.04	10.11.04	28.09.05	20.63	23.33	23.62	2,019,721.4	2,434,521.5	2,018,115.6
19 Month G. Bond	09.11.04	10.11.04	24.05.06	37.87	24.62	23.21	2,512,630.0	4,869,010.9	3,531,557.1
7 Month T. Bill	23.11.04	24.11.04	29.06.05	13.14	22.05	23.01	2,213,981.2	3,313,295.2	2,928,418.7
18 Month G. Bond	23.11.04	24.11.04	24.05.06	36.82	24.54	23.24	2,895,941.9	3,564,501.5	2,605,296.0

December							7,175,634.9	11,640,662.8	9,014,870.0
3 Month T. Bill	13.12.04	15.12.04	16.03.05	4.97	19.87	21.40	2,607,854.3	1,434,908.8	1,367,000.0
7 Month T. Bill	14.12.04	15.12.04	27.07.05	13.98	22.72	23.69	1,157,839.1	1,848,071.2	1,621,387.9
19 Month G. Bond	14.12.04	15.12.04	05.07.06	38.68	24.83	23.36	3,409,941.5	8,357,682.7	6,026,482.1

2004 TOTAL							127,731,712.9	141,487,750.6	114,985,640.9

Source: UT.

AUCTIONS FOR DISCOUNTED TREASURY NOTES IN 2005

							Sales Amount (Inc. Switching)
	Auction	Value	Maturity	Average Interest Rate (%)			Net Bid
	Date	Date	Date	Term	Simple	Compound	Amount	Nominal	Net
							(in thousands of New Turkish Lira)
January							10,186,978.03	12,456,112.04	10,316,598.92
3 Month T. Bill	18.01.2005	19.01.2005	20.04.2005	4.31	17.25	18.40	3,775,878.50	2,250,007.78	2,157,000.00
10 Month T. Bill	25.01.2005	26.01.2005	09.11.2005	15.19	19.26	19.64	1,805,668.59	3,847,532.66	3,340,199.53
19 Month G. Bond	25.01.2005	26.01.2005	09.08.2006	31.94	20.76	19.74	4,605,430.93	6,358,571.61	4,819,399.39

February							8,695,725.96	8,627,744.12	7,303,114.29
3 Month T. Bill	08.02.2005	09.02.2005	11.05.2005	4.08	16.31	17.33	3,149,965.24	1,931,663.75	1,856,000.00
20 Month G. Bond	08.02.2005	09.02.2005	27.09.2006	30.38	18.58	17.62	3,494,219.97	4,681,965.95	3,591,114.29
6 Month T. Bill	21.02.2005	23.02.2005	24.08.2005	8.52	17.04	17.76	2,051,540.74	2,014,114.41	1,856,000.00

March							4,785,312.74	4,632,206.64	3,958,259.15
3 Month T. Bill	15.03.2005	16.03.2005	15.06.2005	3.83	15.34	16.24	2,085,088.16	1,128,685.21	1,087,000.0
8 Month T. Bill	22.03.2005	23.03.2005	09.11.2005	10.75	16.94	17.45	858,956.10	1,016,932.62	918,238.1
18 Month G. Bond	22.03.2005	23.03.2005	27.09.2006	27.32	17.98	17.23	1,841,268.48	2,486,588.80	1,953,021.1

April							13,087,731.63	13,362,439.81	11,395,941.31
9 Month T. Bill	05.04.2005	06.04.2005	04.01.2006	13.20	17.60	17.98	1,930,586.69	2,019,695.80	1,784,198.8
3 Month T. Bill	19.04.2005	20.04.2005	20.07.2005	3.72	14.87	15.72	3,214,427.01	2,265,200.11	2,184,000.0
19 Month G. Bond	19.04.2005	20.04.2005	08.11.2006	29.38	18.86	17.98	2,260,195.05	2,139,067.98	1,653,282.2
7 Month T. Bill	25.04.2005	27.04.2005	23.11.2005	9.28	16.08	16.62	2,217,477.38	2,736,436.97	2,504,133.7
19 Month G. Bond	26.04.2005	27.04.2005	08.11.2006	28.49	18.52	17.70	3,465,045.50	4,202,038.96	3,270,326.6

May							6,643,901.14	10,940,390.19	8,822,558.45
9 Month T. Bill	09.05.2005	11.05.2005	08.02.2006	12.46	16.61	16.94	1,372,665.09	1,724,750.22	1,533,719.2
19 Month G. Bond	10.05.2005	11.05.2005	08.11.2006	26.98	17.99	17.26	1,766,667.36	2,054,493.52	1,617,936.1
6 Month T. Bill	24.05.2005	25.05.2005	23.11.2005	7.89	15.78	16.41	846,245.47	1,326,071.83	1,229,081.1
20 Month G. Bond	24.05.2005	25.05.2005	24.01.2007	31.37	18.75	17.71	2,658,323.21	5,835,074.62	4,441,822.0

June							3,624,644.35	3,074,516.99	2,839,168.79
3 Month T. Bill	14.06.2005	15.06.2005	14.09.2005	3.53	14.13	14.89	2,211,684.36	1,335,557.24	1,290,000.0
9 Month T. Bill	28.06.2005	29.06.2005	05.04.2006	12.25	15.93	16.21	1,412,959.99	1,738,959.75	1,549,168.8

July							11,039,578.36	14,725,045.55	12,432,581.42
9 Month T. Bill	05.07.2005	06.07.2005	05.04.2006	11.91	15.88	16.18	1,230,060.91	1,875,959.91	1,676,356.1
19 Month G. Bond	05.07.2005	06.07.2005	24.01.2007	25.95	16.66	15.97	2,604,122.87	3,956,813.30	3,141,479.3
3 Month T. Bill	19.07.2005	20.07.2005	19.10.2005	3.59	14.37	15.16	3,064,358.28	2,386,744.02	2,304,000.0
9 Month T. Bill	26.07.2005	27.07.2005	03.05.2006	12.41	16.14	16.43	1,415,054.10	2,038,625.85	1,813,521.6
19 Month G. Bond	26.07.2005	27.07.2005	07.03.2007	27.73	17.17	16.36	2,725,982.21	4,466,902.48	3,497,224.4

August							8,113,422.04	6,531,795.52	5,484,470.66
19 Month G. Bond	09.08.2005	10.08.2005	07.03.2007	26.53	16.83	16.10	1,980,547.84	1,796,957.98	1,420,132.7
6 Month T. Bill	22.08.2005	24.08.2005	22.02.2006	7.63	15.27	15.85	3,157,863.90	2,277,511.05	2,116,000.0
19 Month G. Bond	23.08.2005	24.08.2005	07.03.2007	26.12	16.98	16.28	2,975,010.31	2,457,326.49	1,948,338.0

September							4,313,451.06	5,919,512.93	4,942,638.61
3 Month T. Bill	13.09.2005	14.09.2005	14.12.2005	3.38	13.50	14.20	1,450,751.67	1,312,872.68	1,270,000.0
19 Month G. Bond	27.09.2005	28.09.2005	09.05.2007	25.43	15.74	15.06	2,862,699.39	4,606,640.25	3,672,638.6

October							4,614,791.15	6,942,306.96	5,897,623.73
19 Month G. Bond	04.10.2005	05.10.2005	09.05.2007	24.25	15.19	14.57	2,565,486.85	5,025,153.03	4,044,344.4
3 Month T. Bill	17.10.2005	19.10.2005	18.01.2006	3.45	13.78	14.52	2,049,304.30	1,917,153.92	1,853,279.3

November							9,432,522.25	13,808,105.27	11,571,301.72
11 Month T. Bill	08.11.2005	09.11.2005	04.10.2006	12.83	14.19	14.28	2,089,897.95	2,770,211.03	2,455,290.7
20 Month G. Bond	15.11.2005	16.11.2005	27.06.2007	23.87	14.78	14.17	4,147,528.92	5,519,976.27	4,456,165.3
11 Month T. Bill	22.11.2005	23.11.2005	04.10.2006	12.16	14.05	14.17	1,205,923.74	2,172,503.30	1,937,049.7
20 Month G. Bond	22.11.2005	23.11.2005	27.06.2007	22.87	14.33	13.77	1,989,171.63	3,345,414.67	2,722,796.0

December							6,398,755.80	7,340,063.05	6,392,975.41
12 Month G. Bond	05.12.2005	07.12.2005	06.12.2006	14.21	14.21	14.21	1,724,928.42	3,068,042.06	2,686,254.1
19 Month G. Bond	06.12.2005	07.12.2005	27.06.2007	22.40	14.38	13.85	2,141,261.35	2,820,955.48	2,304,721.3
3 Month T. Bill	13.12.2005	14.12.2005	15.03.2006	3.50	14.00	14.75	2,532,566.03	1,451,065.52	1,402,000.0

2005 TOTAL							90,936,814.51	108,360,239.07	91,357,232.46

Source: UT.

AUCTIONS FOR DISCOUNTED TREASURY NOTES IN 2006

							Sales Amount (Inc. Switching)
							Net
	Auction	Value	Maturity	Average Interest Rate (%)			Bid Amount	Nominal	Net
	Date	Date	Date	Term	Simple	Compound	(in thousands of New Turkish Lira)
January							9,003,759.47	5,564,287.97	4,760,791.73
3 month t. Bill (91 days)(r)	16.01.2006	18.01.2006	19.07.2006	7.11	14.23	14.73	5,183,982.02	1,986,960.51	1,855,000.00
20 month g. Bond (595 days)	17.01.2006	18.01.2006	05.09.2007	23.11	14.14	13.56	3,819,777.45	3,577,327.46	2,905,791.72

February							10,149,886.18	9,138,737.42	7,917,402.80
10 month t. Bill (308 days)	07.02.2006	08.02.2006	13.12.2006	12.09	14.29	14.44	3,041,812.31	1,839,699.87	1,641,285.57
6 month t. Bill (182 days)(r)	20.02.2006	22.02.2006	23.08.2006	6.96	13.93	14.41	5,486,040.86	2,421,673.12	2,264,000.00
19 month g. Bond (560 days)(r-o)	21.02.2006	22.02.2006	05.09.2007	21.57	14.02	13.53	1,622,033.00	4,877,364.43	4,012,117.23

March							5,642,028.84	6,453,310.13	5,466,475.11
3 month t. Bill (91 days)(r)	13.03.2006	15.03.2006	14.06.2006	3.39	13.56	14.27	2,505,039.43	978,070.65	946,000.00
19 month g. Bond (539 days)(r-o)	14.03.2006	15.03.2006	05.09.2007	21.12	14.27	13.81	3,136,989.42	5,475,239.48	4,520,475.11

April							7,218,864.53	11,148,651.34	8,999,351.59
12 Month G. Bond (378 days)	04.04.2006	05.04.2006	18.04.2007	14.64	14.10	14.06	4,048,578.23	3,877,204.28	3,382,003.83
24 Month G. Bond (728 days)	11.04.2006	12.04.2006	09.04.2008	29.45	14.72	13.77	3,170,286.30	7,271,447.06	5,617,347.75

May							3,910,089.26	5,066,673.73	4,118,839.38
12 Month G. Bond (378 days)	02.05.2006	03.05.2006	16.05.2007	14.65	14.11	14.07	2,731,496.54	2,479,689.56	2,162,901.50
23 Month G. Bond (686 days)(r-o)	23.05.2006	24.05.2006	09.04.2008	32.26	17.12	15.99	1,178,592.72	2,586,984.17	1,955,937.88

June							3,569,172.30	3,842,894.43	3,241,689.22
12 Month G. Bond (371 days)	06.06.2006	07.06.2006	13.06.2007	18.98	18.62	18.59	1,388,712.39	1,816,660.94	1,526,835.31
3 Month T. Bill (91 days)(r)	12.06.2006	14.06.2006	13.09.2006	3.94	15.76	16.72	1,673,613.88	1,023,814.30	985,000.00
22 Month G. Bond (665 days)(r-o)	13.06.2006	14.06.2006	09.04.2008	37.34	20.44	18.97	506,846.04	1,002,419.19	729,853.91

July							7,274,385.86	10,038,926.35	8,178,976.58
3 Month T. Bill (91 days)(r)	03.07.2006	05.07.2006	04.10.2006	5.21	20.86	22.55	1,360,744.88	1,309,620.84	1,244,710.76
12 Month G. Bond (364 days)	04.07.2006	05.07.2006	04.07.2007	21.17	21.17	21.17	1,944,912.02	3,064,231.02	2,528,815.30
6 Month T. Bill (182 days)(r)	18.07.2006	19.07.2006	17.01.2007	10.73	21.45	22.61	2,494,061.69	2,321,960.15	2,097,000.00
24 Month G. Bond (728 days)	18.07.2006	19.07.2006	16.07.2008	44.82	22.41	20.34	1,474,667.26	3,343,114.33	2,308,450.52

August							11,454,739.03	10,691,619.16	8,319,784.64
11 Month T. Bill (329 days)	08.08.2006	09.08.2006	04.07.2007	18.82	20.82	21.02	2,069,369.94	2,649,221.58	2,229,580.74
24 Month G. Bond (707 days)(r-o)	08.08.2006	09.08.2006	16.07.2008	42.25	21.75	19.89	2,375,477.52	5,922,144.88	4,163,203.90
6 Month T. Bill (182 days)(r)	22.08.2006	23.08.2006	21.02.2007	10.03	20.06	21.06	7,009,891.57	2,120,252.70	1,927,000.00

September							12,839,859.95	8,036,334.48	6,263,817.50
6 Month T. Bill (182 days)(r)	11.09.2006	13.09.2006	14.03.2007	10.37	20.74	21.81	8,228,057.64	2,773,567.38	2,513,000.00
22 Month G. Bond (672 days)(r-o)	12.09.2006	13.09.2006	16.07.2008	40.31	21.84	20.14	4,611,802.31	5,262,767.10	3,750,817.50

October							5,475,272.86	5,216,139.55	3,802,697.25
3 Month T. Bill (91 days)(r)	02.10.2006	04.10.2006	03.01.2007	4.60	18.38	19.69	2,706,338.14	865,002.12	827,000.00
22 Month G. Bond (679 days)	02.10.2006	04.10.2006	13.08.2008	46.22	24.78	22.59	2,768,934.72	4,351,137.43	2,975,697.25

November							8,106,563.62	9,800,595.09	7,282,477.27
13 Month G. Bond (399 days)	07.11.2006	08.11.2006	12.12.2007	22.98	20.96	20.77	3,469,460.37	2,808,590.71	2,283,830.10
21 Month G. Bond (644 days)(r-o)	07.11.2006	08.11.2006	13.08.2008	39.88	22.54	20.89	4,637,103.25	6,992,004.38	4,998,647.17

December							3,353,940.03	6,032,449.68	4,514,094.82
13 Month G. Bond (371 days)(r-o)	05.12.2006	06.12.2006	12.12.2007	21.46	21.06	21.02	1,152,643.81	1,763,369.36	1,451,749.24
21 Month G. Bond (616 days)(r-o)	05.12.2006	06.12.2006	13.08.2008	39.41	23.29	21.69	2,201,296.22	4,269,080.32	3,062,345.58

2006 TOTAL							87,998,561.93	91,030,619.31	72,866,397.88

Source: UT.

AUCTIONS FOR DISCOUNTED TREASURY NOTES IN 2007

							Sales Amount (Inc. Switching)
							Net
	Auction	Value	Maturity	Average Interest Rate (%)			Bid Amount	Nominal	Net
	Date	Date	Date	Term	Simple	Compound	(in thousands of New Turkish Lira)
January

3 month T.Bill (90 days)(r)	28.12.2006	04.01.2007	04.04.2007	4.64	18.78	20.15	3,835,126.99	1,701,513.57	1,626,000.00

6 month T.Bill (182 days)(r)	16.01.2007	17.01.2007	18.07.2007	9.73	19.45	20.40	6,684,448.90	2,675,107.56	2,438,000.00

22 month G.Bond (672 days)	23.01.2007	24.01.2007	26.11.2008	40.88	22.14	20.40	10,907,152.02	10,098,615.33	7,168,384.95
February

6 month T.Bill (182 days)(r)	19.02.2007	21.02.2007	22.08.2007	9.12	18.24	19.07	4,784,590.56	977,715.98	896,000.00

21 month G.Bond (644 days)(r-o)	20.02.2007	21.02.2007	26.11.2008	35.46	20.04	18.71	1,892,425.20	2,063,240.93	1,523,165.08
March

21 month G.Bond (630 days)(r-o)	06.03.2007	07.03.2007	26.11.2008	37.49	21.66	20.20	2,614,979.41	4,486,391.16	3,262,998.55

6 month T.Bill (182 days)(r)	13.03.2007	14.03.2007	12.09.2007	9.20	18.41	19.25	5,548,977.17	2,471,266.58	2,263,000.00
April

3 month T.Bill (91 days)(r)	03.04.2007	04.04.2007	04.07.2007	4.47	17.86	19.10	2,420,895.41	1,145,987.91	1,097,000.01

22 Month G. Bond (658 days)	17.04.2007	18.04.2007	04.02.2009	37.16	20.56	19.10	3,995,116.99	5,085,948.56	3,707,916.36
May

21 Month G. Bond (637 days)(r-o)	08.05.2007	09.05.2007	04.02.2009	35.21	20.12	18.81	2,745,654.25	4,266,055.80	3,155,177.20
June

12 Month G. Bond (364 days)	12.06.2007	13.06.2007	11.06.2008	18.65	18.65	18.65	4,332,525.76	3,857,951.37	3,251,562.37

20 Month G. Bond (588 days)(r-o)	26.06.2007	27.06.2007	04.02.2009	31.42	19.45	18.43	4,357,659.61	6,295,925.31	4,790,697.45
July

3 month T.Bill (91 days)(r)	03.07.2007	04.07.2007	03.10.2007	4.03	16.12	17.12	2,579,038.70	1,507,404.38	1,449,000.00

22 Month G. Bond (672 days)	03.07.2007	04.07.2007	06.05.2009	35.32	19.14	17.80	2,685,959.02	7,599,029.50	5,615,386.30

6 month T.Bill (182 days)(r)	17.07.2007	18.07.2007	16.01.2008	8.28	16.55	17.24	4,623,072.12	2,352,832.58	2,173,000.00
August

6 Month T. Bill (182 days)(r)	20.08.2007	22.08.2007	20.02.2008	8.89	17.79	18.58	2,141,962.85	861,342.47	791,000.00
September

13 Month G. Bond (399 days)	03.09.2007	05.09.2007	08.10.2008	20.39	18.61	18.45	2,151,933.42	3,680,779.98	3,057,255.59

20 Month G. Bond (609 days)(r-o)	04.09.2007	05.09.2007	06.05.2009	32.10	19.19	18.10	2,707,392.76	4,630,405.03	3,505,215.88

6 month T.Bill (182 days)(r)	11.09.2007	12.09.2007	12.03.2008	8.72	17.45	18.21	3,214,823.83	2,469,105.21	2,271,000.00
October
3 Month T. Bill (91 days)(r)	02.10.2007	03.10.2007	02.01.2008	4.03	16.14	17.14	1,944,433.98	935,262.67	899,000.00

22 Month G. Bond (658 days)	16.10.2007	17.10.2007	05.08.2009	31.20	17.26	16.21	3,243,411.68	4,533,648.10	3,455,407.53
November
21 Month G. Bond (637 days)(r-o)	06.11.2007	07.11.2007	05.08.2009	30.07	17.18	16.21	2,844,561.97	4,373,723.90	3,362,520.70
December

12 Month G. Bond (371 days)	11.12.2007	12.12.2007	17.12.2008	17.00	16.68	16.66	2,722,961.07	2,045,641.14	1,748,369.09

20 Month G. Bond (602 days)(r-o)	11.12.2007	12.12.2007	05.08.2009	28.63	17.31	16.44	2,188,400.81	4,190,860.33	3,257,980.70
2007 TOTAL							87,167,504.48	84,305,755.33	66,765,037.75

Source: UT.

AUCTIONS FOR DISCOUNTED TREASURY NOTES IN 2008

							Sales Amount (Inc. Switching)
							Net
	Auction	Value	Maturity	Average Interest Rate (%)			Bid Amount	Nominal	Net
	Date	Date	Date	Term	Simple	Compound	(in thousands of New Turkish Lira)
January
3 Month T. Bill (91 days)(r)	28.12.2007	02.01.2008	02.04.2008	3,84	15,38	16,29	1.353.374,40	664.606,28	640.000,00
6 Month T. Bill (182 days)(r)	14.01.2008	16.01.2008	16.07.2008	7,85	15,70	16,31	3.067.238,20	1.036.414,38	961.000,00
21 Month G. Bond (630 days)	14.01.2008	16.01.2008	07.10.2009	29,68	17,15	16,20	4.525.000,93	4.440.680,22	3.424.422,67
February
6 Month T. Bill (182 days)(r)	18.02.2008	20.02.2008	20.08.2008	8,09	16,18	16,83	2.499.031,96	989.013,31	915.000,00
20 Month G. Bond (595 days)(r-o)	19.02.2008	20.02.2008	07.10.2009	28,66	17,53	16,67	2.530.248,06	2.867.951,81	2.229.057,16
March
6 Month T. Bill (182 days)(r)	11.03.2008	12.03.2008	10.09.2008	8,24	16,47	17,15	1.437.467,51	899.452,58	831.000,00
19 Month G. Bond (574 days)(r-o)	11.03.2008	12.03.2008	07.10.2009	29,14	18,48	17,60	2.820.454,72	3.314.800,31	2.566.853,39
April
3 Month T. Bill (91 days)(r)	01.04.2008	02.04.2008	02.07.2008	4,16	16,65	17,72	1.945.985,40	1.334.327,15	1.281.000,00
12 Month G. Bond (364 days)	07.04.2008	09.04.2008	08.04.2009	18,26	18,26	18,26	1.950.661,67	2.404.503,27	2.033.177,92
21 Month G. Bond (644 days)	08.04.2008	09.04.2008	13.01.2010	34,93	19,74	18,45	3.973.579,30	6.004.470,62	4.450.210,42
May
20 Month G. Bond (616 days)(r-o)	06.05.2008	07.05.2008	13.01.2010	35,33	20,88	19,57	1.263.468,30	2.153.500,75	1.591.324,77
June
19 Month G. Bond (581 days)(r-o)	10.06.2008	11.06.2008	13.01.2010	36,53	22,88	21,54	1.278.756,11	2.434.986,35	1.783.480,14
July
6 Month T. Bill (182 days)(r)	14.07.2008	16.07.2008	14.01.2009	9,12	18,24	19,07	6.961.076,62	3.839.933,36	3.519.000,00
12 Month G. Bond (364 days)	15.07.2008	16.07.2008	15.07.2009	20,39	20,39	20,39	1.476.548,32	2.518.840,89	2.092.271,15
21 Month G. Bond	15.07.2008	16.07.2008	14.04.2010	40,90	23,37	21,64	2.903.249,25	6.880.128,33	4.882.967,47
August
11 Month T. Bill (336 days)(r-o)	11.08.2008	13.08.2008	15.07.2009	17,63	19,10	19,23	1.916.302,59	2.558.040,95	2.174.716,17
20 Month G. Bond(609 days)(r-o)	12.08.2008	13.08.2008	14.04.2010	33,40	19,96	18,80	4.746.017,15	6.499.974,55	4.872.567,25
6 Month T. Bill (182 days)(r)	19.08.2008	20.08.2008	18.02.2009	9,08	18,15	18,98	4.567.385,25	2.974.527,86	2.727.000,00
September
6 Month T. Bill (182 days)(r)	09.09.2008	10.09.2008	11.03.2009	9,06	18,12	18,95	1.671.950,26	711.083,83	651.999,99
19 Month G. Bond (581 days)(r-o)	09.09.2008	10.09.2008	14.04.2010	31,42	19,69	18,67	1.735.806,60	2.194.554,53	1.669.859,17
October
13 Month G. Bond (406 days)(r-o)	07.10.2008	08.10.2008	18.11.2009	23,09	20,70	20,47	351.936,65	718.956,86	584.066,75
20 Month G. Bond (623 days)	07.10.2008	08.10.2008	23.06.2010	37,79	22,08	20,60	1.627.814,13	3.332.638,44	2.418.725,45
November
12 Month G. Bond (371 days)	11.11.2008	12.11.2008	18.11.2009	23,27	22,83	22,78	2.274.780,54	1.457.822,94	1.182.587,21
7 Month T. Bill (210 days)	24.11.2008	26.11.2008	24.06.2009	11,48	19,90	20,73	1.786.965,67	3.640.513,73	3.265.541,22
19 Month G. Bond (574 days)(r-o)	25.11.2008	26.11.2008	23.06.2010	36,13	22,91	21,60	1.351.389,29	6.018.779,17	4.421.273,17
December
11 Month T. Bill (336 days)(r-o)	16.12.2008	17.12.2008	18.11.2009	17,19	18,63	18,75	1.144.664,05	1.922.045,76	1.640.043,64
18 Month G. Bond (553 days)(r-o)	16.12.2008	17.12.2008	23.06.2010	29,47	19,40	18,53	1.599.190,93	2.141.553,09	1.654.072,43
2008 TOTAL							64.760.343,87	75.954.101,31	60.463.217,54

Source: UT.

The following tables present the various sales and auctions of securities conducted by Turkey in 2004-2008:
Table No. 47
2004 Sales — Direct Sales and Tap Sales and Public Offers

	Description	Issue Date	Settlement Date	Maturity	Net Amount (1)
January
Direct Sale	3-month-coupon — Indexed To Future Auctions	21.01.2004	15.10.2008	5 years	274,039
Direct Sale	3-month-coupon — Indexed To Future Auctions	28.01.2004	18.01.2006	2 years	513,640
February
Direct Sale	3-month-coupon — Indexed To Future Auctions	18.02.2004	12.11.2008	5 years	214,046
March
Direct Sale	3-month-coupon — Indexed To Future Auctions	17.03.2004	10.12.2008	5 years	256,971
April
Direct Sale	3 month-coupon — Indexed To Future Auctions	14.04.2004	07.10.2009	6 years	182,517
May
Direct Sale	3 month-coupon — Indexed To Future Auctions	12.05.2004	04.11.2009	6 Years	172,053
Direct Sale	Switching — USD	21.05.2004	22.06.2005	13 Months	120.7
June
Direct Sale	3-month-coupon — Indexed To Future Auctions	02.06.2004	25.11.2009	6 Years	130,184
Direct Sale — EURO	Semi-annual coupon — (term interest rate%)3.35	09.06.2004	04.06.2008	4 Years	150
Direct Sale — EURO	Semi-annual coupon — (term interest rate%)3.95	09.06.2004	02.06.2010	6 Years	150
October
Direct Sale — USD	Quarterly coupon — (term interest rate%)1	27.10.2004	24.10.2007	3 Years	1,000
Direct Sale — EURO	Semi-annual — (term interest rate%) 2.75	27.10.2004	22.10.2008	4 Years	250

(1)	Thousand YTL, million USD and Euro

Source: UT.
     2005 Sales — Direct Sales and Tap Sales and Public Offers (2)

	Description	Issue Date	Settlement Date	Maturity	Net Amount (1)
February
Direct Sale — EURO	2.5% semi-annually couponed	16.02.2005	10.02.2010	5 Years	300
Direct Sale — EURO	2.5% semi-annually couponed	16.02.2005	10.02.2010	5 Years	122
August
Direct Sale — USD	1% quarterly couponed	03.08.2005	30.07.2008	3 Years	500
December
Direct Sale — USD	1% quarterly couponed	07.12.2005	03.12.2008	3 Years	500

(1)	Million USD and Euro

(2)	There were no direct sales, tap sales and public offers in 2006.

Source: UT
     2007 Sales — Direct Sales and Tap Sales and Public Offers (2)

	Description	Issue Date	Settlement Date	Maturity	Net Amount (1)
October
Direct Sale — USD	1% quarterly couponed	24.10.2007	20.10.2010	3 Years	1,000

(1)	Million USD

(2)	There were no tap sales and public offers in 2007.

Source: UT
     2008 Sales — Direct Sales and Tap Sales and Public Offers (2)

	Description	Issue Date	Settlement Date	Maturity	Net Amount (1)
July

Direct Sale — USD	1% quarterly couponed	30.07.2008	27.07.2011	3 Years	500

December

Direct Sale — USD	0.88% quarterly couponed	03.12.2008	30.11.2011	3 Years	500

Direct Sale — YTL	FRN	12.12.2008	04.12.2013	5 Years	2,305,000

(1)	Million USD, Thousand YTL

(2)	There were no tap sales and public offers in 2008.

Source: UT

     Table No. 48
Auctions for FX Denominated Discounted Securities in 2004

	Auction	Value	Maturity	Average Interest Rate (%)			Net Bid	Sales Amount (Inc. Switching)
	Date	Date	Date	Term	Simple	Compound	Amount	Nominal	Net
									(in millions of USD)
January

18 Month G. Bond	13.01.04	14.01.04	13.07.05	6.25	4.16	4.12	693.9	966.1	909.3

September

12 Month G. Bond	07.09.04	08.09.04	07.09.05	4.55	4.55	4.55	897.4	1,943.10	1,858.40

October

19 Month G. Bond	12.10.04	13.10.04	26.04.06	7.41	4.82	4.76	484.2	1,176.60	1,095.40

TOTAL							2,521.30	4,085.80	3,863.10
Auctions for FX Denominated Discounted Securities in 2005

	Auction Date	Value Date	Maturity Date	Average Interest Rate (%)			Net Bid	Sales Amount (Inc. Switching)
				Term	Simple	Compound	Amount	Nominal	Net
							(in millions of USD)
September
19 Month G. Bond	06.09.2005	07.09.2005	04.04.2007	7.63	4.84	4.77	1,941.10	2,413.90	2,242.80

Source: UT
Auctions for FX Denominated Discounted Securities in 2007

							Sales Amount (Inc. Switching)
							Net Bid
	Auction	Value	Maturity	Average Interest Rate (%)			Amount	Nominal	Net
	Date	Date	Date	Term	Simple	Compound	(in millions of USD)
April

24 Month G. Bond	03.04.2007	04.04.2007	01.04.2009	11.26	5.63	5.48	1,641.54	1,230.53	1,106.00

November

16 Month G. Bond	27.11.2007	28.11.2007	01.04.2009	6.93	5.15	5.10	566.03	606.99	567.66

TOTAL							2,207.57	1,837.52	1,673.67

Source: UT

Table No. 49
Auctions for FX Denominated Floating Rate Notes in 2004

	Auction	Value	Maturity	Average Interest Rate (%)			Net Bid	Sales Amount (Inc. Switching)
	Date	Date	Date	Term	Simple	Compound(1)	Amount	Nominal	Net
									(in millions of USD)
March
3 Years G. Bond (Semiannually LIBOR+1.85 Couponed)	23.03.04	24.03.04	21.03.07	2.27%	4.53%	4.59%	948.4	773	755
August
3 Years G. Bond (Semiannually LIBOR+1.85 Couponed)	16.08.04	18.08.04	21.03.07	2.03%	4.06%	4.10%	1,350.4	1,547	1,557
November
3 Years G. Bond (Semiannually LIBOR+1.60 Couponed)	30.11.04	01.12.04	28.11.07	2.55%	5.10%	5.16%	2,095.6	2,336	2,284
TOTAL 2004							4,394.4	4,657	4,596
Auctions for FX Denominated Floating Rate Notes in 2005

	Auction	Value	Maturity	Average Interest Rate (%)			Net Bid	Sales Amount (Inc. Switching)
	Date	Date	Date	Term	Simple	Compound(1)	Amount	Nominal	Net
							(in millions of USD and EURO)
February
3 Years G. Bond (Semiannually LIBOR+1.6 Couponed) — USD	15.02.05	16.02.05	13.02.08	2.50%	5.00%	5.06%	670.9	1,134.6	1,124.6
May
3 Years G. Bond (Semiannually LIBOR+1.6 Couponed) — USD	31.05.05	01.06.05	28.05.08	2.70%	5.39%	5.47%	1,388.2	1,988.8	1,977.3
June
3 Years G. Bond (Semiannually LIBOR+1.6 Couponed) — USD	21.06.05	22.06.05	28.05.08	2.72%	5.43%	5.51%	1,243.1	2,584.3	2,574.3
July
3 Years G. Bond (Semiannually LIBOR+1.6 Couponed) — USD	12.07.05	13.07.05	09.08.08	2.81%	5.62%	5.70%	427.5	807.2	803.2
September
5 Years G. Bond (Semiannually LIBOR+1.6 Couponed) — USD	20.09.05	21.09.05	15.09.10	2.97%	5.94%	6.03%	1,345.0	1,919.6	1,902.9
5 Years G. Bond (Semiannually LIBOR+1.8 Couponed) EURO	20.09.05	21.09.05	15.09.10	2.03%	4.05%	4.09%	1,041.0	690.4	689.4
October
5 Years G. Bond (Semiannually LIBOR+1.6 Couponed) — USD	18.10.05	19.10.05	13.10.10	3.02%	6.04%	6.12%	600.4	649.6	649.2
5 Years G. Bond (Semiannually LIBOR+1.8 Couponed) EURO	18.10.05	19.10.05	13.10.10	2.06%	4.11%	4.15%	403.1	701.8	701.4
Auctions for FX Denominated Floating Rate Notes in 2006

							Net	Sales Amount (Inc.
							Bid	Switching)
	Auction	Value	Maturity	Average Interest Rate			Amount	Nominal	Net
	Date	Date	Date	Term	Simple	Compound (1)	(million)

3 Years G. Bond (Semiannually LIBOR+1 Couponed) — USD	25.04.2006	26.04.2006	22.04.2009	3.11%	6.22%	6.32%	1,587.9	648.9	650.5

(1) This interest rate reflects the term interest rate which is accepted and is the basis for the price accepted at the auction, assumed that the term interest remains the same during the year.

(1)	Based on the assumption that the term interest rate remains the same during the year.
Source: UT

Table No. 50
Fixed Coupon YTL Denominated Treasury Auctions in 2004

	Auction	Value	Maturity	Average Interest Rate (%)			Net Bid	Sales Amount (Inc. Switching)
	Date	Date	Date	Term	Simple	Compound	Amount	Nominal	Net
								(in billions of Turkish Lira)
January
2 Year Semi-Annual Couponed G. Bond	13.01.04	14.01.04	16.11.05	10.53	21.06	22.17	2,577,820.4	1,627,533.9	1,781,986.8
October
2 Year Semi-Annual Couponed G. Bond	19.10.04	20.10.04	17.10.07	10.05	20.09	21.10	2,818,140.5	2,193,284.1	2,188,963.4
TOTAL							5,395,960.9	3,820,818.0	3,970,950.2
Fixed Coupon YTL Denominated Treasury Auctions in 2005

								Sales Amount (Inc. Switching)
							Net Bid
	Auction	Value	Maturity	Average Interest Rate			Amount	Nominal	Net
	Date	Date	Date	Term	Simple	Compound	(thousand YTL)

3 Year Semi Annual
Couponed G. Bond	18.01.2005	19.01.2005	17.10.2007	8.24%	16.49%	17.17%	1,123,135.4	1,250,345.2	1,405,713.1
5 Year Semi Annual
Couponed G. Bond	15.02.2005	16.02.2005	10.02.2010	7.31%	14.62%	15.15%	2,281,660.7	2,728,450.8	2,764,479.3
5 Year Semi Annual
Couponed G. Bond	08.11.2005	09.11.2005	10.02.2010	5.97%	11.93%	12.29%	725,931.9	1,381,191.0	1,566,770.1
5 Year Semi Annual
Couponed G. Bond	06.12.2005	07.12.2005	10.02.2010	5.90%	11.79%	12.14%	2,104,560.7	3,230,620.3	3,713,499.1
TOTAL							6,235,289	8,590,607	9,450,462
Fixed Coupon YTL Denominated Treasury Auctions in 2006

							Sales Amount (Inc. Switching)
							Net
	Auction	Value	Maturity	Average Interest Rate			Bid Amount	Nominal	Net
	Date	Date	Date	Term	Simple	Compound	(thousand YTL)

5 Year Semi Annual
Couponed G. Bond	24.01.2006	25.01.2006	19.01.2011	6.02%	12.05%	12.41%	1,625,539.6	1,368,899.6	1,467,117.6
5 Year Semi Annual
Couponed G. Bond	14.02.2006	15.02.2006	19.01.2011	6.41%	12.81%	13.22%	1,144,161.0	368,307.3	386,869.5
5 Year Semi Annual
Couponed G. Bond	28.03.2006	29.03.2006	19.01.2011	6.61%	13.22%	13.66%	968,596.7	528,048.0	554,850.1
5 Year Semi Annual
Couponed G. Bond	18.04.2006	19.04.2006	19.01.2011	6.68%	13.36%	13.80%	486,802.2	371,718.9	391,769.4
5 Year Semi Annual
Couponed G. Bond	09.05.2006	10.05.2006	19.01.2011	7.01%	14.02%	14.50%	683,229.2	409,877.3	426,023.2
5 Year Semi Annual
Couponed G. Bond	26.09.2006	27.09.2006	19.01.2011	9.95%	19.90%	20.89%	619,281.7	775,652.8	666,680.8
5 Year Semi Annual
Couponed G. Bond	17.10.2006	18.10.2006	19.01.2011	9.79%	19.59%	20.55%	2,156,369.8	1,448,571.0	1,267,010.3
TOTAL							7,683,980.3	5,271,074.9	5,160,320.9

Source: UT

Fixed Coupon YTL Denominated Treasury Auctions in 2007

							Sales Amount (Inc. Switching)
							Net
	Auction	Value	Maturity	Average Interest Rate			Bid Amount	Nominal	Net
	Date	Date	Date	Term	Simple	Compound	(thousand YTL)

4 Year Semi Annual
Couponed G. Bond	16.01.2007	17.01.2007	19.01.2011	9.45%	18.90%	19.79%	2,141,894.8	2,291,988.2	2,139,436.7
4 Year Semi Annual
Couponed G. Bond	13.02.2007	14.02.2007	19.01.2011	8.98%	17.96%	18.77%	1,968,456.9	1,978,974.7	1,779,532.7
5 Year Semi Annual
Couponed G. Bond	13.03.2007	14.03.2007	07.03.2012	9.07%	18.14%	18.96%	2,899,262.9	2,298,830.9	2,141,708.3
5 Year Semi Annual
Couponed G. Bond	17.04.2007	18.04.2007	07.03.2012	8.68%	17.37%	18.12%	2,607,547.7	2,158,809.6	2,096,054.9
5 Year Semi Annual
Couponed G. Bond	15.05.2007	16.05.2007	07.03.2012	8.54%	17.09%	17.82%	2,394,773.3	1,235,559.8	1,225,895.4
5 Year Semi Annual
Couponed G. Bond	12.06.2007	13.06.2007	07.03.2012	8.36%	16.72%	17.42%	1,475,189.5	766,179.9	778,513.4
5 Year Semi Annual
Couponed G. Bond	03.07.2007	04.07.2007	07.03.2012	7.99%	15.98%	16.62%	871,405.1	1,833,159.7	1,922,965.1
5 Year Semi Annual
Couponed G. Bond	21.08.2007	22.08.2007	07.03.2012	9.25%	18.50%	19.35%	1,099,557.7	1,272,352.4	1,266,932.0
5 Year Semi Annual
Couponed G. Bond	02.10.2007	03.10.2007	26.09.2012	7.77%	15.54%	16.15%	2,232,399.7	2,060,922.6	1,953,096.7
5 Year Semi Annual
Couponed G. Bond	04.12.2007	05.12.2007	26.09.2012	8.04%	16.08%	16.73%	1,099,834.8	637,890.2	610,111.2

Source: UT
Fixed Coupon YTL Denominated Treasury Auctions in 2008

							Sales Amount (Inc. Switching)
							Net
	Auction	Value	Maturity	Average Interest Rate			Bid Amount	Nominal	Net
	Date	Date	Date	Term	Simple	Compound	(thousand YTL)

5 Year Semi Annual
Couponed G. Bond	22.01.2008	23.01.2008	26.09.2012	8.43%	16.86%	17.57%	1,410,878.7	763,086.1	726,542.5
5 Year Semi Annual
Couponed G. Bond	12.02.2008	13.02.2008	26.09.2012	8.33%	16.66%	17.35%	1,510,194.8	1,317,263.5	1,273,937.7
5 Year Semi Annual
Couponed G. Bond	04.03.2008	05.03.2008	19.01.2011	8.60%	17.20%	17.93%	1,337,180.6	1,023,533.1	967,533.2
5 Year Semi Annual
Couponed G. Bond	02.09.2008	03.09.2008	28.08.2013	8.93%	17.87%	18.66%	1,488,430.0	1,122,842.9	1,055,413.8
5 Year Semi Annual
Couponed G. Bond	06.10.2008	08.10.2008	28.08.2013	10.06%	20.11%	21.12%	347,788.4	1,338,449.1	1,191,540.9

Source: UT

Table No. 51
Floating Rate Note Auctions of 2004

	Auction	Value	Maturity	Accepted Interest Rate (%)			Nominal Bid	Total (including switching)
	Date	Date	Date	Term	Simple	Compound(1)	Amount	Nominal	Net
							(thousand YTL)
3 Month T-Bill
Yield + 6% (annual)	20.01.04	21.01.04	18.01.06	7.42	29.66	33.13	2,812,110	3,389,328	3,467,791
3 Month T-Bill
Yield + 6% (annual)	16.02.04	18.02.04	18.01.06	7.34	29.37	32.77	1,968,858	2,255,267	2,368,327
3 Month T-Bill
Yield + 6% (annual)	16.03.04	17.03.04	15.03.06	6.68	26.73	29.53	2,548,676	2,342,844	2,390,569
3 Month T-Bill
Yield + 6% (annual)	26.04.04	28.04.04	15.03.06	6.69	26.77	29.58	2,216,789	1,830,528	1,923,414
3 Month T-Bill
Yield + 6% (annual)	04.05.04	05.05.04	15.03.06	7.20	28.80	32.06	838,816	580,239	595,988
3 Month T-Bill
Yield + 6% (annual)	15.06.04	16.06.04	14.06.06	7.88	31.54	35.47	951,390	1,139,290	1,095,575
3 Month T-Bill
Yield + 6% (annual)	05.07.04	07.07.04	14.06.06	7.95	31.82	35.82	2,020,467	2,516,580	2,453,283
3 Month T-Bill
Yield + 6% (annual)	21.09.04	22.09.04	13.09.06	6.68	26.70	29.50	2,257,790	3,119,049	3,063,309
TOTAL							15,614,895	17,173,124	17,358,257
Floating Rate Note Auctions of 2005

	Auction	Value	Maturity	Accepted Interest Rate (%)			Nominal Bid	Total (including switching)
	Date	Date	Date	Term	Simple	Compound(1)	Amount	Nominal	Net
							(thousand YTL)
3 Month T-Bill
Yield + 6% (annual)	11.01.05	12.01.05	13.09.06	6.14%	24.55%	26.90%	3,593,548.4	3,446,332.0	3,575,048.2
6 Month T-Bill
Yield + 3% (annual)	22.02.05	23.02.05	17.02.10	10.01%	20.02%	21.02%	3,460,088.1	2,492,456.9	2,493,700.0
6 Month T-Bill
Yield + 3% (annual)	21.03.05	23.03.05	17.02.10	9.80%	19.60%	20.56%	1,808,918.0	2,953,539.4	3,037,211.3
6 Month T-Bill
Yield + 3% (annual)	26.04.05	27.04.05	17.02.10	9.93%	19.86%	20.84%	2,144,911.4	3,201,074.2	3,326,459.6
6 Month T-Bill
Yield + 3% (annual)	10.05.05	11.05.05	17.02.10	10.01%	20.02%	21.01%	872,604.8	1,794,369.6	1,869,357.3
6 Month T-Bill
Yield + 3% (annual)	28.06.05	29.06.05	17.02.10	9.97%	19.93%	20.92%	1,547,458.3	2,178,677.2	2,334,585.8
3 Month T-Bill
Yield + 6% (annual)	09.08.05	10.08.05	13.09.06	4.25%	17.00%	18.11%	2,475,346.3	2,073,024.5	2,200,185.0
6 Month T-Bill
Yield + 3% (annual)	23.08.05	24.08.05	18.08.10	9.05%	18.10%	18.91%	3,865,465.5	5,442,430.5	5,471,006.9
6 Month T-Bill
Yield + 3% (annual)	13.09.05	14.09.05	18.08.10	8.74%	17.48%	18.24%	2,007,292.9	3,013,642.0	3,119,961.3
6 Month T-Bill
Yield + 3% (annual)	18.10.05	19.10.05	18.08.10	8.45%	16.91%	17.62%	5,170,035.5	3,440,768.1	3,684,410.8
6 Month T-Bill
Yield + 3% (annual)	13.12.05	14.12.05	18.08.10	7.93%	15.86%	16.49%	4,851,098.8	2,058,365.1	2,331,467.6

Floating Rate Note Auctions of 2006

							Sales Amount (Inc. Switching)
							Nominal
	Auction	Value	Maturity	Average Interest Rate			Bid Amount	Nominal	Net
	Date	Date	Date	Term	Simple	Compound (1)	(thousand YTL)

6 Month T-Bill
Yield + 2% (annual)	17.01.2006	18.01.2006	12.01.2011	7.38%	14.76%	15.31%	8,210,033.3	4,079,001.1	4,284,003.8
6 Month T-Bill
Yield + 2% (annual)	21.02.2006	22.02.2006	12.01.2011	7.32%	14.65%	15.18%	4,144,754.2	4,215,191.7	4,505,369.0
6 Month T-Bill
Yield + 2% (annual)	13.03.2006	15.03.2006	12.01.2011	7.30%	14.61%	15.13%	2,169,350.0	1,489,180.7	1,607,257.6
6 Month T-Bill
Yield + 2% (annual)	10.04.2006	12.04.2006	12.01.2011	7.31%	14.62%	15.16%	2,526,667.2	1,698,579.5	1,851,843.2
6 Month T-Bill
Yield + 2% (annual)	22.05.2006	24.05.2006	12.01.2011	7.54%	15.09%	15.65%	1,855,206.1	2,238,383.3	2,445,430.1
6 Month T-Bill
Yield + 2% (annual)	12.06.2006	14.06.2006	12.01.2011	8.03%	16.06%	16.70%	1,139,002.5	1,758,023.8	1,881,225.9
6 Month T-Bill
Yield + 2% (annual)	12.09.2006	13.09.2006	07.09.2011	11.23%	22.46%	23.72%	1,927,405.4	3,181,174.0	3,207,352.2
3 Month T-Bill
Yield + 1% (annual)	04.07.2006	05.07.2006	02.07.2008	5.73%	22.92%	24.97%	2,728,548.8	4,557,076.6	4,551,917.8
3 Month T-Bill
Yield + 1% (annual)	22.08.2006	23.08.2006	02.07.2008	5.66%	22.66%	24.65%	2,820,251.5	2,444,345.5	2,525,255.2
6 Month T-Bill
Yield + 2% (annual)	02.10.2006	04.10.2006	07.09.2011	11.24%	22.49%	23.75%	1,479,728.0	1,948,289.1	1,987,038.8
6 Month T-Bill
Yield + 2% (annual)	21.11.2006	22.11.2006	07.09.2011	10.86%	21.72%	22.90%	3,204,325.6	2,796,765.2	2,997,439.4
TOTAL							32,205,273	30,406,011	31,844,133

(1) This interest rate reflects the term interest rate which is accepted and is the basis for the price accepted at the auction, assuming that the term interest remains the same during the year.

(1)	Based on the assumption that the term interest rate remains the same during the year.

Source: UT
Floating Rate Note Auctions of 2007

							Sales Amount (Inc. Switching)
							Nominal
	Auction	Value	Maturity	Average Interest Rate			Bid Amount	Nominal	Net
	Date	Date	Date	Term	Simple	Compound (1)	(thousand YTL)

6 Month T-Bill
Yield + 2% (annual)	06.03.2007	07.03.2007	26.02.2014	10.60%	21.21%	22.33%	2,333,889.8	3,067,945.8	3,106,299.9
6 Month T-Bill
Yield + 2% (annual)	08.05.2007	09.05.2007	26.02.2014	10.37%	20.73%	21.81%	2,655,853.6	3,767,838.7	4,015,459.6
6 Month T-Bill
Yield + 2% (annual)	26.06.2007	27.06.2007	26.02.2014	10.43%	20.87%	21.96%	1,222,663.4	2,278,732.2	2,482,564.2
6 Month T-Bill
Yield + 2% (annual)	17.07.2007	18.07.2007	26.02.2014	10.47%	20.95%	22.05%	829,942.3	1,392,700.9	1,530,730.7
6 Month T-Bill
Yield + 2% (annual)	04.09.2007	05.09.2007	26.02.2014	9.54%	19.08%	19.99%	5,135,692.9	2,994,520.1	3,016,313.2

(1)	This interest rate reflects the term interest rate which is accepted and is the basis for the price accepted at the auction, assumed that the term interest remains the same during the year.

Source: UT

Floating Rate Note Auctions of 2008

							Sales Amount (Inc. Switching)
							Nominal
	Auction	Value	Maturity	Average Interest Rate			Bid Amount	Nominal	Net
	Date	Date	Date	Term	Simple	Compound (1)	(thousand YTL)

6 Month T-Bill
Yield + 1.5% (annual)	08.04.2008	09.04.2008	03.04.2013	8.76%	17.52%	18.29%	3,430,023.8	3,825,233.9	3,850,446.5
6 Month T-Bill
Yield + 1.5% (annual)	10.06.2008	11.06.2008	03.04.2013	8.95%	17.90%	18.70%	1,943,527.0	2,001,517.8	2,050,191.9
3 Month T-Bill
Yield + 2% (annual)	01.07.2008	02.07.2008	26.06.2013	4.88%	19.52%	21.00%	4,390,168.9	6,286,950.0	6,330,711.6
3 Month T-Bill
Yield + 2% (annual)	12.08.2008	13.08.2008	26.06.2013	4.69%	18.76%	20.12%	3,869,216.2	3,828,172.3	4,032,751.5
3 Month T-Bill
Yield + 2% (annual)	14.10.2008	15.10.2008	26.06.2013	4.75%	19.00%	20.40%	2,658,397.0	3,262,075.6	3,410,500.0
3 Month T-Bill
Yield + 2% (annual)	25.11.2008	26.11.2008	20.11.2013	4.95%	19.80%	21.32%	2,390,551.3	6,495,925.8	6,699,899.3

(1)	This interest rate reflects the term interest rate which is accepted and is the basis for the price accepted at the auction, assuming that the term interest remains the same during the year.

Source: UT
     Table No. 52
Fixed Coupon FX Denominated Auctions in 2006

							Sales Amount (Inc. Switching)
							Net
	Auction	Value	Maturity	Average Interest Rate			Bid Amount	Nominal	Net
	Date	Date	Date	Term	Simple	Compound	(million)

3 Years G. Bond-Euro	28.11.2006	29.11.2006	25.11.2009	2.43%	4.85%	4.91%	1,538.2	738.1	741.1

Source: UT
Fixed Coupon FX Denominated Auctions in 2007

							Sales Amount (Inc. Switching)
							Net
	Auction	Value	Maturity	Average Interest Rate			Bid Amount	Nominal	Net
	Date	Date	Date	Term	Simple	Compound	(million)

3 Years G. Bond-USD	23.01.2007	24.01.2007	20.01.2010	2.93%	5.85%	5.94%	2,216.7	1,993.4	1,974.2
3 Years G. Bond-USD	20.03.2007	21.03.2007	20.01.2010	2.84%	5.69%	5.77%	1,677.7	1,354.1	1,358.8

Source: UT

Fixed Coupon FX Denominated Auctions in 2008

							Sales Amount (Inc. Switching)
							Net
	Auction	Value	Maturity	Average Interest Rate			Bid Amount	Nominal	Net
	Date	Date	Date	Term	Simple	Compound	(million)

3 Years G. Bond-USD	27.05.2008	28.05.2008	25.05.2011	2.75%	5.50%	5.58%	238.5	563.9	561. +1

Source: UT
     Table No. 53
Switching Auctions of 2004

Securities Issued
Auction	Value			Interest
Date	Date		Maturity Date	Term		Simple	Comp.
22.01.2004	23.01.2004	2 Years G.Bond	16.11.2005	10.53		21.06	22.17
25.03.2004	26.03.2004	2 Years G.Bond (FRN)	15.03.2006	4.88	*	—	—
20.05.2004	21.05.2004	13 Month G. Bond(Discounted - USD)	22.06.2005	6.51		5.97	5.95

*	Floating Rate Note

Securities Bought Back
	Net Bid	Amount Bought Back
(in billions of TRL)	Amount	Nominal	Net
3 - Year — FX Indexed Securities	493,591	261,824	310,249
3 - Year — FX Indexed Securities	888,462	631,348	736,120
3 - Year — FX Indexed Securities	1,588,927	1,102,253	1,456,649
TOTAL	2,970,980	1,995,424	2,503,017
Switching Auctions in 2006

Securities Issued
					Interest
Auction Date	Value Date			Maturity Date	Term	Simple	Comp.
27.07.2006	28.07.2006 (*	)	2 Years G.Bond (FRN)	02.07.2008	5.84	23.36	25.49

03.10.2006	04.10.2006		679 Days G. Bond	13.08.2008	46.22	24.78	22.59

20.05.2004	21/05/2004		679 Days G. Bond	13.08.2008	46.22	24.78

Securities Bought Back
(Thousand YTL)		Amount Bought Back
	Net Bid Amount	Nominal	Net
2 Years G.Bond (FRN)	1,494,509.4	601,826.2	617,437.6

567 Days G. Bond	690,383.7	722,100.5	688,758.5

560 Days G. Bond	1,085,148.2	1,155,226.4	1,083,182.6

TOTAL	3,270,041.3	2,479,153.1	2,389,378.7

(*)	Investors bid for price of issued security which auctioned with the value date July 28, 2006, while they bid for price of bought-back securities which auctioned with the value date October 4, 2006.

Switching Auctions in 2007

Securities Issued
	Value			Interest
Auction Date	Date		Maturity Date	Term	Simple	Comp.

9/27/2007	9/28/2007	586 Days G. Bond	5/6/2009	27.56	17.12	16.32
9/27/2007	9/28/2007	586 Days G. Bond	5/6/2009	27.56	17.12	16.32
11/1/2007	11/2/2007	642 Days G. Bond	8/5/2009	28.74	16.29	15.40
11/1/2007	11/2/2007	642 Days G. Bond	8/5/2009	28.74	16.29	15.40
11/22/2007	11/23/2007	621 Days G. Bond	8/5/2009	29.57	17.33	16.40
11/22/2007	11/23/2007	621 Days G. Bond	8/5/2009	29.57	17.33	16.40
Securities Bought Back

(Thousand YTL)		Amount Bought Back
	Net Bid Amount	Nominal	Net

672 Days G. Bond	1,819,659.1	985,659.4	871,406.9
616 Days G. Bond	2,507,447.3	1,154,029.1	1,008,966.6
672 Days G. Bond	986,108.0	456,600.0	413,468.8
616 Days G. Bond	2,385,950.2	979,617.4	876,981.5
672 Days G. Bond	324,655.6	151,354.2	137,588.9
616 Days G. Bond	1,255,638.0	579,964.0	520,902.8
TOTAL	9,279,458.2	4,307,224.1	3,829,315.5
Switching Auctions in 2008

Securities Issued
	Value			Interest
Auction Date	Date		Maturity Date	Term	Simple	Comp.

15.01.2008	16.01.2008	630 Days G. Bond	07.10.2009	29.68	17.15	16.20
15.01.2008	16.01.2008	630 Days G. Bond	07.10.2009	29.68	17.15	16.20
07.02.2008	08.02.2008	607 Days G. Bond	07.10.2009	29.34	17.60	16.68
07.02.2008	08.02.2008	607 Days G. Bond	07.10.2009	29.34	17.60	16.68

Securities Bought Back

(Thousand YTL)		Amount Bought Back
	Net Bid Amount	Nominal	Net

182 Days T. Bill	1,566,056.4	752,065.0	697,493.4
210 Days T. Bill	1,657,581.7	743,850.0	681,994.6
159 Days T. Bill	1,293,384.9	952,481.0	889,922.8
187 Days T. Bill	2,258,484.9	1,173,492.4	1,083,902.3

TOTAL	6,775,507.9	3,621,888.4	3,353,313.1

Source: UT
Table No. 54
CPI Indexed YTL Denominated Auctions in 2007

							Sales Amount (Inc. Switching)
							Net
							Bid
	Auction	Value	Maturity	Average Real Interest Rate			Amount	Nominal	Net
	Date	Date	Date	Term	Simple	Compound	(thousand YTL)

5 Year G. Bond
(Semiannually 5% real interest rate)	20.02.2007	21.02.2007	15.02.2012	4.86%	9.72%	9.95%	9,429,529.6	4,099,640.8	4,144,736.8
5 Year G. Bond
(Semiannually 5% real interest rate)	29.05.2007	30.05.2007	15.02.2012	4.85%	9.71%	9.94%	1,195,412.4	1,146,826.0	1,219,076.0
5 Year G. Bond
(Semiannually 5% real interest rate)	21.08.2007	22.08.2007	15.02.2012	5.15%	10.30%	10.57%	66,028.8	679,102.5	698,796.5
5 Year G. Bond
(Semiannually 5% real interest rate)	06.11.2007	07.11.2007	15.02.2012	4.52%	9.04%	9.25%	623,127.9	527,079.5	575,570.8
CPI Indexed YTL Denominated Auctions in 2008

							Sales Amount (Inc. Switching)
							Net
							Bid
	Auction	Value	Maturity	Average Real Interest Rate			Amount	Nominal	Net
	Date	Date	Date	Term	Simple	Compound	(thousand YTL)

4 Year G. Bond
(Semiannually 5% real interest rate)	19.02.2008	20.02.2008	15.02.2012	4.82%	9.63%	9.86%	474,588.7	663,456.1	727,692.0
4 Year G. Bond
(Semiannually 5% real interest rate)	06.05.2008	07.05.2008	15.02.2012	5.09%	10.18%	10.44%	281,180.7	352,853.9	397,490.0
5 Year G. Bond
(Semiannually 5% real interest rate)	19.08.2008	20.08.2008	14.08.2013	5.10%	10.20%	10.46%	1,343,508.7	1,188,641.1	1,270,657.3

Source: UT

     The following table presents Turkey’s internal public debt at the end of the years listed:
Table No. 55
Internal Public Debt

	2004	2005	2006	2007	2008(1)
	(In millions of TL)
Total Domestic Debt	224,482.9	244,782	251,470	255,310	274,827
Securitized Debt	224,482.9	244,782	251,470	255,310	274,827
Cash	165,579.2	194,153	208,376	220,582	248,691
Bonds	135,306.9	176,335	198,783	214,448	234,713
Bills	30,272.2	17,818	9,594	6,134	13,978
Non-Cash	58,903.8	50,629	43,094	34,728	26,136
Bonds	58,903.8	50,629	43,094	34,728	26,136
Bills	—	—	—	—	—

(1)	Provisional.

Source: UT.
Table No. 56
Domestic Debt Service (1) (2)

	2004	2005	2006	2007	2008
	(in millions of TL)
Total Domestic Debt Service	179,325	169,985	150,428	148,847	134,641
Principal	129,272	130,715	111,769	107,307	90,124
Interest	50,053	39,270	38,659	41,540	44,517

(1)	Provisional.

(2)	Payments on non-cash basis are included.
REPORT ON FINANCING THROUGH MONEY MARKET CASH OPERATIONS
     The Undersecretariat of Treasury published a report on short term money market cash operations on November 11, 2008. The purpose of this report is to set forth procedures and principles for financing short term money market cash operations. As a result, the Treasury will be able to manage cash flows in line with its fiscal, monetary, and debt management policies.
     The Treasury, with these operations, can issue three kinds of instruments: Cash Transaction Notes (CTN), Reopen with the Commitment for Repurchase (RCR), and Deposit Auction (DA).
     CTNs can be issued as discounted Domestic Borrowing Notes (DBN) with a maximum maturity of 30 days. They can be traded in secondary markets, redeemed before maturity and cannot be printed physically. Transfers and reconciliation between the parties’ deposits are done electronically.
     RCNs also can be issued within a maximum of 30 days and the Treasury can reopen a DBN, which was previously issued, with a commitment for repurchase (without it being printed physically).
     DAs are a short term debt transaction with a maximum maturity of 30 days. This instrument comes with collateral but no DBN issuance is needed.
     Transactions which take place and notes which are issued pursuant to this regulation are exempt from taxes, duties and charges, except fees charged pursuant to the provisions of Income Tax Law No. 193 and Corporation Tax Law No. 5422.
EXTERNAL DEBT AND DEBT MANAGEMENT

     Turkey’s gross nominal external debt has increased from $161 billion in 2004 to $277.1 billion in 2008. One of the main factors is the increase in private sector debt. The private sector debt was $63.9 billion in 2004 and it reached $185.4 billion in 2008. The other factor is the depreciation of the US Dollar with respect to the other currencies causing an increase of debt in dollar terms.
     Opposite to the increase in the level of debt, the ratio of external debt to GDP has been decreasing regularly during last five years. The debt to GDP ratio was 37.4% as of December 31, 2008 while it was 41.2% as of December 31, 2004. The public sector debt to GDP ratio has decreased by 8.8 points from 19.4% in 2004 to 10.5% in 2008 and Central Bank’s debt to GDP has also decreased from 5.5% to 1.8% while the private sector debt to GDP has increased from 16.4% in 2004 to 25% in 2008.
     In addition, the maturity composition of the total debt has not changed much during the five year period. At the end of 2004 the short term and long term debt ratios were 20% and 80% respectively and have reached 18.2% and 81.8% in 2008.
     However, the sectoral breakdown of the external debt has changed such that the shares of the public sector and monetary authorities’ debt in the gross external debt have decreased respectively by 19.7 and 12 points during this period. At the end of 2008, the ratio of the public debt was 28.2%, the ratio of the Central Bank’s debt was 4.9% and the ratio of private sector debt was 66.9%. The private sector external debt had its largest share in the total debt for the last four years.
     The central government external debt was approximately $69.8 million as of December 31, 2008, 94.9% of public sector external debt, which was $73.5 million as of December 31, 2007. At the end of 2008, Treasury-guaranteed external debt stock totaled $5.6 billion, representing a decrease of approximately $0.3 billion from the end of 2004.
     The following table sets forth information as to the external public and private debt of Turkey at the end of the periods indicated:
Table No. 57
     Total Gross Outstanding External Debt of Turkey (1)

Outstanding External Debt by Maturity & Borrower (billion $)	2004	2005	2006	2007	2008
TOTAL	161.011	169.740	207.610	249.390	277.115
SHORT TERM (2)	32.205	38.283	42.640	43.175	50.562
PUBLIC SECTOR	1.840	2.133	1.750	2.163	3.248
GENERAL GOVERNMENT	0	0	0	0	0
Central Government	0	0	0	0	0
Local Administrations	0	0	0	0	0
Funds	0	0	0	0	0
FINANCIAL INSTITUTIONS	1.815	1.733	1.555	2.163	3.148
Banks	1.815	1.733	1.555	2.163	3.148
Non-Banking Institutions	0	0	0	0	0
NON-FINANCIAL INSTITUTIONS	25	400	195	0	100
SOE’s	25	400	195	0	100
Other	0	0	0	0	0
CBRT	3.287	2.763	2.563	2.282	1.856
Dresdner Bank Scheme	3.286	2.762	2.562	2.281	1.855
Other	1	1	1	1	1
PRIVATE SECTOR (5)	27.078	33.387	38.327	38.730	45.458
FINANCIAL INSTITUTIONS	13.118	17.209	20.702	16.603	21.848
Banks	12.714	16.562	19.993	16.167	21.610
Non-Banking Institutions	404	647	709	436	238
NON-FINANCIAL INSTITUTIONS	13.960	16.178	17.625	22.127	23.610
Companies	13.960	16.178	17.625	22.127	23.610
Other	0	0	0	0	0
LONG TERM	128.806	131.457	164.970	206.215	226.553
PUBLIC SECTOR	73.828	68.278	69.837	71.325	74.912
GENERAL GOVERNMENT	70.114	65.922	67.854	68.776	72.234
Central Government	68.583	64.643	66.576	67.120	69.757

Outstanding External Debt by Maturity & Borrower (billion $)	2004	2005	2006	2007	2008
Local Administrations	1.113	961	1.031	1.470	2.338
Funds	418	318	247	186	139
FINANCIAL INSTITUTIONS (3)	656	318	487	620	590
Banks	656	318	487	620	590
Non-Banking Institutions	0	0	0	0	0
NON-FINANCIAL INSTITUTIONS	3.058	2.039	1.496	1.929	2.088
SOE’s	2.840	1.894	1.390	1.812	1.894
Other (4)	218	145	106	117	194
CBRT	18.123	12.662	13.115	13.519	11.664
CBRT Loans	2.995	0	0	0	0
Dresdner Bank Scheme	15.119	12.654	13.106	13.510	11.655
NGTA	9	8	9	9	9
PRIVATE SECTOR (5)	36.855	50.516	82.019	121.371	139.977
FINANCIAL INSTITUTIONS	8.576	16.068	28.511	41.903	41.067
Banks	5.798	12.333	22.071	30.939	30.052
Non-Banking Institutions	2.778	3.735	6.440	10.964	11.015
NON-FINANCIAL INSTITUTIONS	28.279	34.448	53.508	79.468	98.910
Outstanding External Debt by Maturity & Lender (billion USD) TOTAL	161.011	169.740	207.610	249.390	277.115
LOAN	130.932	138.180	171.264	210.646	238.208
SHORT TERM (2)	32.205	38.283	42.640	43.175	50.562
PRIVATE CREDITORS	32.205	38.283	42.640	43.175	50.562
MONETARY INSTITUTIONS	12.886	17.439	20.778	16.419	21.962
NONMONETARY INSTITUTIONS	19.319	20.844	21.862	26.756	28.600
OFFICIAL CREDITORS	0	0	0	0	0
LONG TERM	98.727	99.897	128.624	167.472	187.646
PRIVATE CREDITORS	57.509	67.738	99.195	138.390	154.454
MONETARY INSTITUTIONS	38.518	49.364	79.532	116.614	133.550
NONBANK FINANCIAL INSTITUTIONS	2.895	3.178	5.280	6.836	6.766
PRIVATE INVESTMENT & DEVELOPMENT BANKS	0	28	32	50	40
FOREIGN COMMERCİAL BANKS	25.907	32.025	52.229	75.262	82.335
FOREIGN BRANCHES OF DOMESTIC BANKS AND OTHERS	9.717	14.133	21.992	34.466	44.409
NONMONETARY INSTITUTIONS	18.991	18.374	19.663	21.775	20.904
OFFICIAL CREDITORS	41.218	32.158	29.429	29.082	33.192
GOVERNMENTAL ORGANIZATIONS	8.626	6.920	6.457	6.282	6.904
PUBLIC FINANCE INSTUTITIONS	1.424	1.177	1.256	1.322	1.682
CENTRAL BANKS	0	0	0	0	0
CENTRAL GOVERNMENTS	1.831	1.370	1.138	812	634
OFFICIAL DEVELOPMENT BANKS	5.371	4.374	4.063	4.147	4.588
MULTILATERAL ORGANIZATIONS	32.592	25.239	22.972	22.800	26.288
IMF-INTERNATIONAL MONETARY FUND	21.440	14.647	10.759	7.144	8.563
IBRD	6.153	5.830	6.855	7.563	8.015
OTHER MULTILATERAL INSTITUTIONS	4.999	4.762	5.358	8.093	9.710
BONDS (6)	30.079	31.560	36.347	38.744	38.907

(1)	Provisional.

(2)	Source: CBT.

(3)	Public Deposit Banks and Public Development & Investment Banks.

(4)	Public Corporations, Regulatory Institutions and Organizations.

(5)	Since October 1, 2001, CBT is responsible for monitoring private sector debt.

(6)	All the bonds issued in foreign markets are long term securities and the lender class of the bonds is “financial institutions” according to the primary market issuance

Source: UT, CBT.

Table No. 58
Currency Composition of Outstanding External Debt (1)(2)

	In Percentages %
	2004	2005	2006	2007	2008
TOTAL	100	100	100	100	100
CHF	0.65	0.51	0.45	0.42	0.42
ECU/EUR	33.73	31.75	32.05	34.68	34.55
GBP	0.42	0.34	0.42	0.35	0.25
JPY	2.13	1.65	1.32	1.18	1.43
SDR	13.32	8.63	5.18	2.87	3.09
USD	48.41	53.93	54.48	54.91	55.25
Other (USD)	1.34	3.17	6.10	5.59	5.01

(1)	Provisional.

(2)	Reflects figures at the end of the periods indicated.

Source: UT
     The following tables present the relationship of Turkey’s public and private external debt to other financial indicators for, or at the end of, the periods indicated:
Table No. 59

	Debt Ratios
Disbursed Outstanding Debt / GNP (%)	2004	2005	2006	2007	2008
GROSS EXTERNAL DEBT (Million $)	41.2	35.3	39.4	38.4	37.4
SHORT TERM	8.2	8.0	8.1	6.7	6.8
LONG TERM	33.0	27.3	31.3	31.8	30.5
PUBLIC SECTOR	19.4	14.6	13.6	11.3	10.5
CENTRAL BANK	5.5	3.2	3.0	2.4	1.8
PRIVATE SECTOR (1)	16.4	17.4	22.9	24.7	25.0
Other Financial Ratios (%)
T.EXTERNAL DEBT / EXPORTS (FOB)	254.9	231.0	242.7	232.5	209.9
EXTERNAL DEBT SERVICE / GDP	7.8	7.6	7.6	7.5	7.1
EXTERNAL DEBT SERVICE / EXPORTS (FOB)	48.3	50.1	46.8	45.4	40.1
PRIVATE SECTOR/ EXPORTS (FOB)	101.2	114.2	140.7	149.2	140.5
INTEREST / GDP	1.8	1.7	1.8	1.7	1.6
INTEREST / EXPORTS (FOB)	11.3	10.9	10.9	10.1	8.9
INTERNATIONAL RESERVES (NET) / T. EXTERNAL DEBT	23.4	30.9	30.5	30.7	26.8
INTERNATIONAL RESERVES (NET) / SHORT TERM DEBT	116.9	137.0	148.4	177.0	146.8
INTERNATIONAL RESERVES (GROSS) / T. EXTERNAL DEBT	22.4	29.8	29.3	29.4	25.6
INTERNATIONAL RESERVES (GROSS) / SHORT TERM DEBT	111.8	132.0	142.9	169.8	140.4
TCMB RESERVES (GROSS) / IMPORTS (CIF)	-36.9	-43.3	-43.6	-43.1	-35.2
TCMB RESERVES (NET) / IMPORTS (CIF)	-38.6	-44.9	-45.3	-44.9	-36.8
CURRENT ACCOUNT BALANCE / TCMB RESERVES (GROSS)	-40.1	-43.8	-52.4	-52.1	-58.5
CURRENT ACCOUNT BALANCE / TCMB RESERVES (NET)	-38.3	-42.2	-50.4	-50.0	-55.9
CURRENT ACCOUNT BALANCE / GDP	-3.7	-4.6	-6.1	-5.9	-5.6

(1)	CBT is responsible for monitoring private sector long term debt.

Source: UT, CBT, TURKSTAT.

Table No. 60
External Debt Service (1)

	2004	2005	2006	2007	2008
	(in millions of US dollars)
Total External Debt Service	30,488	36,803	40,071	48,743	52,978
Principal	23,340	28,769	30,707	37,929	41,201
Interest	7,148	8,034	9,364	10,814	11,777

(1)	Provisional.

(2)	Repayments through bond issues are included.

Source: CBT.
     The aggregate amount of scheduled repayment of principal and interest on the medium and long-term external public and private debt of Turkey (disbursed and undisbursed) is set forth below for the periods indicated:
Table No. 61
Medium and Long-Term External Debt Service (1)

Million $	05.31.2009	2010	2011	2012	2013	2014+	TOTAL
GROSS TOTAL	44,881	41,945	33,483	29,522	23,865	106,632	280,329
PUBLIC	6,882	11,815	10,606	10,068	7,599	65,459	112,430
PRINCIPAL	4,506	7,905	7,112	6,926	4,805	43,957	75,210
INTEREST	2,377	3,910	3,493	3,142	2,795	21,502	37,220
PRIVATE SECTOR	37,999	30,131	22,877	19,454	16,266	41,173	167,899
PRINCIPAL	34,510	25,942	18,846	15,856	13,020	31,491	139,665
INTEREST	3,489	4,189	4,031	3,598	3,246	9,682	28,234

(1)	Provisional.

(2)	Excluding NGTA and Dresdner Accounts’ Repayments.

(3)	Interest payments include the fee/charge payments.

Source: UT, CBT (Cross rates based on: 03/31/2009).
Table No. 62
Central Government External Debt Of Turkey (as of December 31, 2008)
(issued between January 1, 2004 and December 31, 2008)

	Agreement Date	Currency	Maturity (years)	Outstanding Amount (USD)
Bond				28,385,160,000
Monetary
Monetary Institutions	Various (01.07.2004 - 09.03.2008)	Institutions	Various (5 - 30.2)	Monetary Institutions
Loan				18,318,156,095
Governmental		Governmental
Organizations	Various (07.07.2004 - 08.18.2008)	Organizations	Various (5.5 - 40)	Governmental Organizations
Monetary
Monetary Institutions	Various (04.29.2004 - 12.24.2008)	Institutions	Various (2.5 - 25)	Monetary Institutions
International		International
Organizations	Various (04.07.2004 - 06.24.2008)	Organizations	Various (5 - 31.2)	International Organizations
Total				46,703,316,095

Source: UT

Table No. 63
External Debt of Turkey (Public Guaranteed)
External Debt of Turkey (Public Guaranteed)

		Debt Disbursed and	Maturity
Agreement Date	Currency	Outstanding ($)	(Year)	Interest Type	Interest Rate / Margin
04.03.2004	EUR	305,388,108.99	14.3	EURIBOR6MD	2.4
20.02.2004	USD	303,009,312.15	15.9	WBFSLRUSD	0.5
30.11.2004	EUR	199,068,749.99	11.3	LIEUR1YD	3.5
15.12.2004	USD	500,785.70	5	LIUSD6MD	1.75
15.06.2005	EUR	34,379,273.82	16.8	LIEUR6MDIS	0.75
09.11.2005	USD	311,220,112.12	15.2	LIUSD6MD	0.75
09.12.2005	EUR	350,031,051.14	11.3	EURIBOR6MD	0.25
14.12.2005	EUR	35,389,958.32	16.8	EURIBOR6MD	0.95
14.12.2005	EUR	53,147,269.75	13.2	EURIBOR6MD	0.2
02.02.2006	USD	3,310,538.75	12.7	WBFSLRUSD	0.25
08.02.2006	EUR	61,912,987.23	16.4	WBFSLREUR	0.5
27.03.2006	USD	19,806,988.62	12.5	LIUSD6MD	0.2
27.03.2006	USD	14,147,680.18	5	LIUSD6MD	1.5
27.03.2006	USD	24,343,924.26	5	LIUSD6MD	1.5
13.04.2006	EUR	94,013,272.51	14.9	LIEUR6MDIS	0.75
19.07.2006	USD	10,000,000.00	17.4	LIUSD6MD	0.85
19.07.2006	USD	4,333,688.00	10.2	LIUSD6MD	0.15
19.07.2006	USD	43,029,686.97	10	LIUSD6MD	1.625
28.07.2006	EUR	130,708,114.80	10	EURIBOR6MD	4.76
28.07.2006	EUR	65,740,464.00	10	EURIBOR6MD	0.31
10.08.2006	EUR	141,560,000.00	20.2	FIXED	4.37
12.09.2006	EUR	990,920.00	14.5	WBSCLDE6A98	0
22.06.2007	EUR	45,406,960.65	13.7	WBFSLREUR	0
22.06.2007	USD	22,183,118.61	13.7	WBFSLRUSD	0
22.06.2007	EUR	70,603,050.00	13.7	WBFSLREUR	0
22.06.2007	EUR	70,780,000.00	14.7	WBFSLREUR	0
19.07.2007	EUR	391,460,979.29	12.2	FIXED	4.98
18.07.2007	EUR	57,331,800.00	21.3	FIXED	4.84
14.03.2007	EUR	50,294,679.70	21	FIXED	4.57
08.05.2008	EUR	56,624,000.00	20.6	FIXED	4.52
08.05.2008	EUR	139,295,000.00	15.5	EURIBOR6MD	0.00
28.05.2008	EUR	36,951,214.28	28.1	WBVSLEURA07	0.07
28.05.2008	USD	53,820,390.57	28.1	WBVSLUSDA07	0.05
19.08.2008	EUR	63,702,000.00	20.1	FIXED	4.81
RISK MANAGEMENT
     In order to increase fiscal discipline, transparency, accountability and effectiveness in the management of debt and claims, a Law on the “Regulating Public Finance and Debt Management” (Law No 4749) was put into effect in April 2002 with additional secondary regulations tied to it. The enactment of the Law was also followed by several sub regulations defining the basic principles and framework for debt and risk management and some organizational and functional changes in debt management operations at the Treasury.
     Moreover, Law No. 4749 implemented an active risk management strategy and took measures to limit the potential effects of guarantees provided by the Treasury. In this context, to establish the necessary legal and organizational infrastructure for the management of public debt and receivables on the basis of risk analysis, a Risk Management Unit (one of the most fundamental and important units of the organizations responsible for public debt management) was created. In addition, a Debt and Risk Management Committee has been set up within the Undersecretariat of the Treasury to ensure coordination and efficiency in debt management.
     With the help of this institutional infrastructure, the risk management unit has been fully operational since 2004 and continues to perform its routinely assigned duties such as providing monthly short-term risk monitoring notes to the Debt and Risk Management Committee and publishing monthly debt management reports (in December 2008, the 41st report was published) and annual debt management reports (in August 2008, the 1st report was published). Furthermore, the Risk Management Unit formulated a debt sustainability model for the medium-term and produces valuation of the portfolio of explicit contingent liabilities of the state. Also, the Risk Management Unit produces cash flow reports, duration reports, medium-term and long-term borrowing scenarios in order to evaluate financial risks.
     Also, in order to manage operational risks, a comprehensive operational risk management framework was set up in collaboration with OECD-SIGMA (Support for Improvement in Governance and Management).  This initiative aims to control and decrease the number of operational risks stemming from business processes, coordination and communication, management of resources, technical infrastructure, information systems or external factors within the context of debt management.
     The performance-based borrowing strategy aims to enhance transparency and the effectiveness of public debt management at an appropriate cost with a prudent level of risk. This strategic benchmarking has been implemented since 2004. Major components of this strategy, which are re-determined at the end of 2008 in accordance with the aforementioned cost and risk analysis, are as follows:
•	To borrow mainly in YTL considering domestic cash borrowing,

•	To use fixed rate YTL instruments as the major source of domestic cash borrowing and decrease the share of debt which has an interest rate refixing period of less than 12 months,

•	To increase the average maturity of domestic cash borrowing taking into consideration market conditions and decrease the share of debt maturing within 12 months; and

•	To maintain a certain level of cash reserve in order to reduce the liquidity risk associated with cash and debt management
     Within this framework, the debt management strategy actively emphasizes the basic principles of transparency, accountability and predictability. Continued fiscal discipline, a strong primary surplus in 2008 and the implementation of strategic benchmarks have made an effective debt management structure possible, which in turn has reduced risk premiums.
     Important progress has been achieved in reducing the public debt ratio. After reaching its highest level of 66.3% in 2001, the net public debt stock to GDP ratio declined to 49.0% at the end of 2004 and further declined to 28.2% at the end of 2008. Moreover, as a result of borrowing policies aimed at reducing the sensitivity of the debt stock to interest rate and foreign exchange rate fluctuations, the share of both floating rate and foreign currency denominated debt decreased gradually. To illustrate, the share of floating rate debt stock in the Central Government debt stock fell to 43.0% at the end of 2008, from 46.2% at the end of 2004, and the share of foreign currency denominated/indexed debt stock in the Central Government debt stock fell to 33.8% from 41.5% during the same period.